Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated February 8, 2018

INFORMATION STATEMENT

Ultra SC Inc.

13600 EDS Drive

Herndon, VA 20171

Common Stock

(par value $0.01)

We are providing you this Information Statement in connection with the spin-off by DXC Technology Company (“DXC”) of its U.S. public sector (“USPS”) business and the combination of USPS with Vencore Holding Corp. and KGS Holding Corp. (the “Mergers”).

To effect the spin-off, DXC will distribute all of the shares of Ultra SC Inc. (“Ultra”) common stock on a pro rata basis to the record holders of DXC common stock (the “Distribution”).

Prior to the Distribution, Ultra will pay to DXC a cash distribution and/or will distribute debt securities of Ultra to DXC in an aggregate amount of $984 million. Ultra currently expects to make such payment through a cash distribution financed through borrowings under a new senior secured term loan facility. In addition, a subsidiary of Ultra will retain capitalized leases with an aggregate outstanding balance up to $300 million, net of cash payments from DXC, and such subsidiary will also retain approximately $79 million of indebtedness.

Pursuant to the Agreement and Plan of Merger dated as of October 11, 2017, following the Mergers, Vencore Holding Corp. and KGS Holding Corp., current portfolio companies of Veritas Capital, will become wholly owned subsidiaries of Ultra, subject to the terms and conditions in the Agreement and Plan of Merger. Affiliates of Veritas Capital will receive $400 million in cash and approximately 14% of the total number of shares of Ultra common stock outstanding immediately after the Mergers (on a fully diluted basis, excluding certain unvested equity incentive awards).

If you are a record holder of DXC common stock as of the close of business on                 , 2018, which is the record date for the Distribution, you will be entitled to receive one share of Ultra common stock for every two shares of DXC common stock you hold on that date. DXC will distribute the shares of Ultra common stock in book-entry form, which means that we will not issue physical stock certificates. As discussed under “The Transactions—Trading Prior to the Distribution Date,” if you sell your DXC common stock in the “regular-way” market after the record date and before the Distribution, you also will be selling your right to receive shares of Ultra common stock in connection with the Distribution.

It is intended that the Distribution will be tax-free to DXC stockholders (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Ultra common stock) for U.S. federal income tax purposes. The Distribution will be effective by 11:59 p.m., New York City time, on                 , 2018. Immediately after the Distribution, Ultra will be an independent company.

DXC’s stockholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. DXC stockholders will not be required to pay or otherwise provide any consideration for the shares of Ultra common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of DXC common stock or take any other action in connection with the spin-off.

DXC currently owns all of the outstanding shares of Ultra common stock. Accordingly, no trading market for Ultra common stock currently exists. We expect, however, that a limited trading market for Ultra common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the Distribution, and we expect “regular-way” trading of Ultra common stock will begin on the first trading day after the Distribution Date. We intend to list Ultra common stock on                     under the symbol “              .”

You should carefully consider the matters described in the section titled “Risk Factors” beginning on page 36 of this Information Statement for a discussion of factors that should be considered by recipients of Ultra common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

DXC first mailed this Information Statement to its stockholders on or about                 , 2018.

The date of this Information Statement is                 , 2018.

DEFINED TERMS

ACS	Applied Communication Sciences
Antitrust Division	Antitrust Division of the Department of Justice
ASC	Accounting Standards Codification
AWS	Amazon Web Services
CD&A	Compensation Discussion and Analysis
CDCR	California Department of Corrections and Rehabilitation
CHRO	Chief Human Resources Officer
CMS	Centers for Medicare and Medicaid Services
CSC	Computer Sciences Corporation
DARPA	Defense Advanced Research Projects Agency
DCAA	Defense Contract Audit Agency
DCMA	Defense Contract Management Agency
DGCL	Delaware General Corporation Law
DHS	Department of Homeland Security
DISA	Defense Information Systems Agency
DoD	Department of Defense
DoJ	Department of Justice
DSO	Days Sales Outstanding
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EDS	Electronic Data Systems Company
ESP	Estimated Selling Price
ETR	Effective Tax Rate
Everett	Everett SpinCo, Inc.
FAA	Federal Aviation Administration
FAR	Federal Acquisition Regulation
FASB	Financial Accounting Standards Board
FCF	Free Cash Flow
FCPA	Foreign Corrupt Practices Act of 1977
FedRAMP	Federal Risk and Authorization Management Program
FFP	Firm-Fixed Price
FTC	Federal Trade Commission
GAAP	Generally Accepted Accounting Principles in the United States
GSA	General Services Administration
HPE	Hewlett Packard Enterprise Company
HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976
IARPA	Intelligence Advanced Research Projects Activity
ID/IQ	Indefinite Delivery/Indefinite Quantity
IP	Intellectual Property
IRS	Internal Revenue Service
IT	Information Technology
ITO	Infrastructure Technology
LTI	Long-Term Incentive
NASA	National Aeronautics and Space Administration
NBIB	National Background Investigation Bureau
NGA	National Geospatial-Intelligence Agency
NIP	National Intelligence Program
NOAA	National Oceanic and Atmospheric Administration

NRO	National Reconnaissance Office
NSA	National Security Agency
NYSE	New York Stock Exchange
MIP	Military Intelligence Program
OFCCP	Office of Federal Contract Compliance Programs
OPEB	Other Post-Employment Benefits
PBGC	Pension Benefit Guaranty Corporation
PSUs	Performance-Vested Restricted Stock Units
PUMA	Probation Utility and Mobile Applications
QNA SSG	QinetiQ North America Services and Solutions Group
R&D	Research & Development
RSUs	Restricted Stock Units
SARs	Stock Appreciation Rights
SE&I	Systems Engineering and Integration
SEC	Securities and Exchange Commission
SETA	Systems Engineering and Technical Assistance
SOMS	Strategic Offender Management System
TPE	Third-Party Evidence
USCIS	U.S. Citizenship and Immigration Services
USCYBERCOM	U.S. Cyber Command
VIE	Variable Interest Entity
VSOE	Vendor Specific Objective Evidence

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products, including those which will be retained by DXC and governed by the Intellectual Property Matters Agreement. This Information Statement also refers to the trademarks, logos, service marks and trade names of other companies, including those of Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries. In addition, names, logos and website names and addresses are our, or such other companies’, service marks or trademarks. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Information Statement concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Such data involve uncertainties and risk and are subject to change due to a variety of factors, including those described under “Risk Factors.”

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NON-GAAP FINANCIAL INFORMATION

We have included certain supplemental financial measures in this Information Statement that are not recognized under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures include earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. For additional information on why we present these non-GAAP financial measures, the limitations associated with using these non-GAAP financial measures and a reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, see “Summary Historical Combined Financial Data of USPS—Non-GAAP Measures—Adjusted EBITDA,” “Summary Pro Forma Condensed Combined Financial and Other Data of Ultra—Non-GAAP Financial Measures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS—Non-GAAP Financial Measures” and “Liquidity and Capital Resources Following the Transactions.”

BASIS OF PRESENTATION

Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries are, and for the presented periods have been, related businesses under common control by Veritas Capital. In addition, the acquisition of each of Vencore Holding Corp. and KGS Holding Corp. and their respective subsidiaries by Ultra is conditioned on the acquisition by Ultra of the other, as well as other common events, under the Merger Agreement. Accordingly, all financial statements and financial information and all information with respect to the business and operations of Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries, including under “Summary Historical Combined Financial Data of Vencore,” “Selected Historical Combined Financial Data of Vencore,” “Business of Vencore” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vencore” are presented on a combined basis for Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries. All references to “Vencore” are to Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries on a combined basis.

INTRODUCTION

On October 11, 2017, DXC announced plans to separate its USPS business from DXC and to combine the USPS business with Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries pursuant to an agreement and plan of merger dated October 11, 2017 (the “Merger Agreement”). Prior to DXC’s distribution of the shares of Ultra common stock to DXC stockholders, DXC is undertaking a series of internal transactions, following which Ultra will own the assets and liabilities of the USPS business. We refer to this series of internal transactions as the “Internal Reorganization,” which is described in more detail under “The Separation and Distribution Agreement and Ancillary Agreements.”

We refer to the Internal Reorganization and the Distribution collectively as the “Spin-Off.” We refer to the payment by Ultra to DXC of a cash distribution, and/or the distribution by Ultra of debt securities of Ultra to DXC, in an aggregate amount of $984 million prior to the Distribution as the “Ultra Payment.” Ultra currently expects to make such payment through a cash distribution financed through borrowings under a new senior secured term loan facility. In addition, Enterprise Services LLC (“Enterprise Services”), a subsidiary of Ultra following the Internal Reorganization, will retain capitalized leases with an aggregate outstanding balance of up to $300 million, net of cash payments from DXC, and it will also retain approximately $79 million of indebtedness following the partial exchange of its 7.45% senior notes due 2029 for new notes to be issued by DXC.

In this Information Statement, unless otherwise noted or the context otherwise requires:

•	“DXC” refers to DXC Technology Company and its consolidated subsidiaries other than, for all periods following the Spin-Off, Ultra and its combined subsidiaries;

•	“KeyPoint Merger Sub” refers to Ultra KMS Inc., a wholly owned subsidiary of Ultra;

•	“KeyPoint Stockholder” refers to KGS Holding LLC, the sole stockholder of KGS Holding Corp. prior to the Mergers;

•	“USPS” refers to the U.S. Public Sector business of DXC and its combined subsidiaries after giving retroactive effect to Internal Reorganization;

•	“Ultra”, “we”, “our” and “us” refers to Ultra SC Inc. and its combined subsidiaries, and including Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries, after giving effect to the Spin-Off and the Mergers for periods following the consummation of the Spin-Off and the Mergers;

•	“Vencore Merger Corp” refers to Ultra First VMS Inc., a wholly owned subsidiary of Ultra;

•	“Vencore Merger LLC” refers to Ultra Second VMS LLC, a wholly owned subsidiary of Ultra;

•	“Vencore Stockholder” refers to The SI Organization Holdings LLC, the sole stockholder of Vencore Holding Corp. prior to the Mergers;

•	“Veritas Capital Management” refers to Veritas Capital Fund Management, L.L.C.; and

•	“Veritas Capital” refers to The Veritas Capital Fund III, L.P., The Veritas Capital Fund IV, L.P. and their affiliates, including Veritas Capital Management.

The Merger Agreement provides that, at closing, the following transactions will occur (in each case subject to the terms and conditions in the Merger Agreement):

(1)	KeyPoint Merger Sub will merge with and into KGS Holding Corp. (the “KeyPoint Merger”), with KGS Holding Corp. surviving the KeyPoint Merger;

(2)	concurrently, Vencore Merger Corp will merge with and into Vencore Holding Corp. (the “First Vencore Merger”), with Vencore Holding Corp. surviving the First Vencore Merger, and

(3)	immediately after the KeyPoint Merger and First Vencore Merger, Vencore Holding Corp. will merge with and into Vencore Merger LLC (the “Second Vencore Merger”), with Vencore Merger LLC surviving the Second Vencore Merger.

The KeyPoint Merger, First Vencore Merger and Second Vencore Merger together are referred to as the “Mergers.” As a result of the Mergers, Vencore and KGS Holding Corp. will become wholly owned subsidiaries of Ultra.

Pursuant to and subject to the conditions in the Merger Agreement, the Mergers will occur following the consummation by DXC of the Internal Reorganization, the Distribution and the payment of the Ultra Payment.

The consummation of the Mergers is subject to, among other conditions:

•	the completion of the Spin-Off and payment of the Ultra Payment;

•	the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

•	the effectiveness of the registration statement of which this Information Statement forms a part in connection with the Distribution and the approval for listing on the New York Stock Exchange (“NYSE”) or the NASDAQ Global Market (“NASDAQ”) of Ultra common stock;

•	receipt of an opinion from DXC’s tax counsel regarding the qualification of the Spin-Off as tax-free for U.S. federal income tax purposes;

•	the accuracy of the parties’ representations and warranties and the performance of their respective covenants contained in the Merger Agreement; and

•	certain other customary conditions.

The Merger Agreement contains customary representations, warranties and covenants, including a requirement to use commercially reasonable efforts to consummate the Spin-Off, the Ultra Payment and the Mergers prior to October 1, 2018.

SUMMARY

This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in this Information Statement. This summary is not complete and you should carefully read this entire Information Statement, including the information presented under the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Statements of Ultra,” “Selected Historical Combined Financial Data of USPS,” “Selected Historical Combined Financial Data of Vencore,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vencore,” and the combined financial statements and the related notes thereto included elsewhere in this Information Statement. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from results contemplated in the forward-looking statements as a result of various factors such as those set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” When making an investment decision, you should also read the discussion under “Basis of Presentation,” “Defined Terms” and “Introduction” for the definition of some of the terms used in this Information Statement and other matters described in this Information Statement. As used in this Information Statement, references to “pro forma” or “on a pro forma basis” mean giving pro forma effect to the Spin-Off and Mergers as described in “Unaudited Pro Forma Condensed Combined Financial Statements of Ultra.”

Overview

After completing the Spin-Off and the Mergers, Ultra will be a mission-enabled, end-to-end information technology (“IT”) services and mission solutions provider to government customers at the U.S. federal, state and local level. We will provide highly differentiated, innovative offerings and expertise while operating at the core of our customers’ missions, with a deep understanding of their systems and objectives to solve their toughest national security and information-related challenges. The complementary capabilities derived from USPS and Vencore will combine to create a compelling industry platform at scale, leveraging a strong track record of performance and innovation, and access to a diverse and highly skilled employee base. With minimal revenue overlap across USPS and Vencore, and a well-diversified customer base, we believe we will be an innovative leader in the public sector with greater capabilities to address our clients’ evolving needs, including the shift to digital across our customers’ mission enterprises.

The combination of Ultra with Vencore will create a leading U.S. government services provider able to support the breadth and depth of the government’s mission and business requirements. From analyzing weather satellite data for the National Oceanic and Atmospheric Administration (“NOAA”), operating and maintaining the Navy’s IT network, processing claims and protecting against fraud, waste and abuse, investigating the suitability of people seeking a security clearance, or providing a modern system for processing tens of thousands of immigrant benefit applications per day, we will support each customer’s unique information and systems mission. Further, as a “pure play” with a tailored strategy and focus on the U.S. government market, we will apply our decades-long experience with core customers to move into adjacent markets, increase speed and innovation, improve mission performance, provide more comprehensive citizen services, improve flexibility in how citizens consume IT, and drive cost-effectiveness through efficient delivery of next-generation solutions.

With approximately $4.1 billion in pro forma combined revenues for the twelve months ended October 31, 2016 and a highly skilled workforce of more than 14,000, Ultra will serve a robust base of established and diverse customers, including longstanding relationships with the Intelligence Community, National Aeronautics and Space Administration (“NASA”), National Background Investigations Bureau, multiple federal healthcare agencies, state government agencies and local municipalities. We will apply our extensive intellectual property (“IP”) portfolio of patents and differentiated offerings at the forefront of technical advancements in cybersecurity, mobility, advanced networking, cloud engineering, machine learning and agile software development to grow existing programs and win new business.

Ultra anticipates it will provide meaningful scale and end-to-end, technology-focused solutions, leveraging the full spectrum of its offerings and industry expertise to ensure broader access to customers, capabilities and contract vehicles. Our services and solutions will span the entire lifecycle of programs, encompassing applied research, systems definition, architecture, agile solutions development, test and integration, deployment, and operations underpinned by strong technology, analytics and cybersecurity. The combined company expects to have a compelling industry platform at scale, robust profit margins and a large qualified and diverse pipeline with attractive expansion opportunities.

Our Key Market

We believe significant change is coming to the government sector, prompted largely by the availability of new technologies, and further driven by demands for innovation, improved national security, reduced costs, and empowered citizens and employees. Instead of delivering services through traditional channels, government agencies are expected to provide new services that inspire public trust by creating outcomes that meet rapidly changing citizen needs, while also conforming to applicable regulations and government policies. Key attributes of the public sector market include:

•	Increasing demand for technology-based enterprise solutions;

•	Increasing focus on national security and cybersecurity demands and focus;

•	Aging critical systems requiring modernization;

•	Government-wide mandate to improve efficiency and reduce cost; and

•	Government cloud-first policy creating demand for complex cloud-based solutions.

Overall spending within the public sector market is now trending upward with growth expected to be between 1.5% and 2.0% per annum, with pockets of growth within Ultra’s capabilities such as Information Security, Big Data Analytics, and Cloud Services. We believe Ultra will have a significant and advantageous presence within the Intelligence Community, Department of Defense, Federal Healthcare, Space and state and local governments, each of which represent some of the most well-funded and growing markets in our industry. Additionally in the markets we serve, we believe the demand for application and platform modernization and digital transformation will accelerate as agency CIOs embrace modern architectures. The state and local government markets are anticipated to grow between 3.5% and 4.0% per annum, largely driven by demand for complex multi-year IT programs that require high levels of subject matter and regulatory expertise. We believe these requirements combined with historically high renewal rates and a need for large scale distributed operations will create high barriers to entry and an increased opportunity to leverage Ultra’s strength to become a long term transformation partner.

Our Strategy

To address the market trends within our competitive environment, we have developed a strategy comprised of the following elements:

•	Increase our penetration with existing, well-funded customers in the Intelligence Community and federal civilian agencies, where our current contracts and relationships provide a stable base for growth. We will focus on client needs and delivery excellence, and provide differentiated offerings and approaches compared to industry peers;

•	Tap into a larger addressable market by leveraging innovation backed by highly-skilled talent, mission expertise, advanced IP, and a deep partnership ecosystem to enhance the technological sophistication and capabilities of our customers. We will continue to expand and apply our suite of IP, with more than 260 issued/licensed/pending patents leveraging our internal and customer-funded research and development (“R&D”) investment, as a core competitive advantage vital to our growth strategy. In particular, our capabilities and IP position us to capture the growing demand within government markets for information systems that are highly secure, scalable, reliable, interoperable, and mobile. We will apply these capabilities to achieve better mission outcomes, drive efficiencies and automation, and address emerging threats;

•	Bring transformative digital skills and mission-enabled offerings in advanced analytics, cybersecurity, and agile software development, with more than 1,000 agile-certified staff, to position ourselves as the U.S. government’s digital transformation partner of choice to help customers overcome mission-critical challenges and combine disparate systems into a modern cohesive, cloud-enabled IT infrastructure and reliable digital workplace;

•	Solve our nation’s most complex mission challenges with our broad scale and reach, combined with deep subject matter expertise across all levels of government including key capabilities in investigative, risk management, and cyber; and

•	Leverage our client intimacy and the combined core competencies of USPS and Vencore to target and win large programs. The development and support of large, complex programs is the foundation upon which our companies were built and remains central to our strategy, particularly in adjacent and underpenetrated markets in the federal civilian and Department of Defense (“DOD”) market. We will focus on targeting and winning large and complex programs by leveraging our exceptional contract performance, proprietary technology-enabled solutions, skilled and cleared workforce and large indefinite delivery/indefinite quantity (“ID/IQ”) portfolio.

Our Key Capabilities

Ultra will provide various complementary capabilities to its customers derived from clear strengths in the respective markets of USPS and Vencore, in areas including:

•	Next-generation capabilities such as digital transformation, cybersecurity, cloud engineering, machine learning and predictive analytics;

•	Application development, modernization, transformation and management;

•	Digital workplace, mobility and end-to-end Enterprise IT solutions, engineering and support;

•	Systems Engineering & Integration (SE&I);

•	Digital Strategy and Transformation consulting;

•	Applied Research; and

•	Investigative services and identity authentication services at scale.

Our Customers

Ultra will primarily serve the following markets: intelligence, defense, space, federal civilian, federal healthcare and state and local governments. The U.S. federal government represents an approximate $120 billion annual market opportunity and is the largest consumer of information and technology services in the United States. The state and local market represents an approximate $43 billion annual market opportunity. Because Ultra’s core government markets remain well funded in the areas we serve as noted above, we believe our capabilities are directly positioned for growth, given the differentiated service offerings we provide.

Our Competitors

The market for providing services to the U.S. public sector is highly competitive and favors participants with competitive cost structures and experience procuring and delivering on bids. Ultra believes it is well suited to compete in this market given its strong IP portfolio, mission experience, and the breadth of professional IT services it has historically provided to the U.S. public sector. Ultra’s breadth of capabilities places the company against a broad range of competitors including:

•	Government Pure Plays: Leidos, Science Applications International Corporation, Booz Allen Hamilton, CACI International, CSRA, Engility and ManTech International

•	Services Divisions of Large Defense Contractors: General Dynamics, Northrop Grumman, Raytheon, Boeing and BAE Systems

•	Commercial consulting, technology and outsourcing service providers: IBM, Accenture, Deloitte, AT&T, Amazon Web Services (AWS), Microsoft Azure and ServiceNow

•	Small Businesses: Diverse small businesses typically aligned to specific customers, capabilities and geographies

Ultra believes it is well positioned to compete in our market as we possess longstanding experience in bringing leading solutions to clients through our balance of organically developed IP and innovation from our Labs, commercial practices, go to market strategies aligned with commercial (AWS, Microsoft, Oracle) and industry partners and deep subject matter expertise under one of the most competitive cost structures in the industry. These innovation levers are further enhanced by a diverse and skilled talent base that possesses differentiated skills across offerings ranging from cybersecurity, big data analytics, cloud and mobility, Enterprise IT services and systems engineering. These attributes form a cornerstone of scale, combined capabilities, and expertise that will allow Ultra to compete for larger programs and unlock access to additional topline opportunities while staying agile to the public sector’s changing needs.

The Transactions

Overview

On October 11, 2017, DXC announced plans for the complete legal and structural separation of its USPS business and the subsequent combination of the USPS and Vencore businesses.

To effect the separation, DXC is undertaking the Internal Reorganization described under “The Separation and Distribution Agreement and Ancillary Agreements.” After giving effect to the Internal Reorganization, Ultra, DXC’s wholly owned subsidiary, will hold the shares of the legal entities operating the USPS business.

Following the Internal Reorganization but prior to the Distribution, Ultra will pay a cash distribution and/or distribute debt securities of Ultra to DXC, in an aggregate amount of $984 million. Ultra currently expects to make such payment to DXC through a cash distribution financed through borrowings under a new senior secured term loan facility.

Following the Internal Reorganization and Ultra Payment, DXC will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to DXC’s stockholders on a pro rata basis.

Following the Spin-Off, under the Merger Agreement and in accordance with Delaware law, KeyPoint Merger Sub will merge with and into KGS Holding Corp., with KGS Holding Corp. surviving the KeyPoint Merger. Concurrently Vencore Merger Corp. will merge with and into Vencore Holding Corp., with Vencore Holding Corp. surviving the First Vencore Merger. Immediately after the KeyPoint Merger and First Vencore

Merger, Vencore Holding Corp. will merge with and into Vencore Merger LLC, with Vencore Merger LLC surviving the Second Vencore Merger. As a result of the Mergers, Vencore and KGS Holding Corp. will become wholly owned subsidiaries of Ultra. For details of the structure of the transaction, see “The Merger Agreement.”

Transaction Rationale

The board of directors of DXC considered the following potential benefits in deciding to pursue the Spin-Off and Mergers:

•	Strategic Focus and Flexibility. Following the Spin-Off, DXC and Ultra will each have a more focused business and be better able to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of DXC and Ultra to enhance its strategic flexibility to respond to industry-unique dynamics. In the U.S. public sector, technology demands are increasing, and customers seek service providers with specific experience in government-focused systems and innovation. By separating, our business will have the scale as well as the market focus to meet unique customer needs and industry requirements. Further, the Spin-Off will allow the management of each of DXC and Ultra to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies

•	Expanded Expertise. DXC highlighted the opportunity for USPS and Vencore, on a combined basis, to become a leading services provider to the U.S. government sector, with pro forma combined revenues of approximately $4.1 billion in the twelve months ended October 31, 2016 and a highly skilled workforce of more than 14,000. USPS and Vencore bring complementary capabilities in mission solutions and enterprise IT services, within an established and complementary client portfolio with minimal overlap. Further, Vencore is a clear market leader in the Investigative Services space, holding over 50% of the market. Our employees operate at the core of our clients’ missions, with deep understanding of systems and missions.

•	Strategic Positioning in Consolidating Industry. The combination of USPS and Vencore is a strategic move to position the combined company as the government IT services industry consolidates. The combination of USPS and Vencore is expected to provide opportunities for the combined company to leverage its scope and scale to capitalize on future growth opportunities.

•	Management Incentives. The Spin-Off will enable Ultra to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Ultra’s equity-based compensation arrangements will more closely align the interests of Ultra’s management and employees with the interests of its stockholders and should increase Ultra’s ability to attract and retain personnel.

•	Capital Structure and Stockholder Flexibility. The segments in which DXC and Ultra expect to operate have historically had different growth profiles and cash flow dynamics. The Spin-Off will allow DXC and Ultra to separately manage their capital strategies and cost structures and will allow investors to make independent investment decisions with respect to DXC and Ultra, including the ability for Ultra to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, strategies, interests and concerns.

•	Focused Investments. While operating as part of DXC, internal investments were often directed according to DXC’s strategic interests as a whole. The Spin-Off will allow Ultra to focus our investments on projects that optimize returns for our own businesses supporting U.S. federal, state and local markets.

•

Synergies. We expect the combination of USPS and Vencore to provide opportunities for cost savings and other operating synergies, which we currently estimate at $58 million in annual cost savings within

36 months following the Mergers through the consolidation and integration of management systems, corporate overhead costs, improved facility efficiencies, lower vendor costs, and harmonization of benefits and human resource systems. We expect up to $43 million in run-rate cost synergies to be implemented within the first 12-18 months upon completion of the Mergers. We believe our one-time costs to realize these recurring annual cost savings will be approximately $36 million. The size of these expected cost synergies is partly a function of the significant steps DXC has already taken since the DXC Merger. Given the nature of the federal government contracting arrangements, and whereas a significant portion of our contracts portfolio are under cost-plus and time-and-material contract vehicles where our indirect cost factors are adjusted periodically, a portion of the realized cost synergy savings will be “given-back” over time in the form of lower prices to our customers. We believe these cost reductions and operating efficiencies will better position us to compete for federal government contracts as it will reduce costs for our customers and improve our competitiveness.

The Companies

USPS

USPS is a leading provider of end-to-end enterprise IT services to government customers across U.S. federal, state and local markets. Using its market-leading enterprise offerings and solutions, USPS helps its government customers implement modern collaborative workplaces, hybrid cloud platforms and integrated digital systems of engagement with their enterprise management systems. By delivering these modern enterprise solutions, while ensuring interoperability with mission critical legacy systems, USPS has helped its government customers better realize the benefits of technology, which will ultimately enable them to fulfill their mission objectives and achieve business outcomes.

In addition to providing substantial benefits through increased efficiencies and capabilities, USPS believes demand for its services is also driven by the technological advances that have already reinvented commercial industries, which are now exerting a similar evolutionary effect on government customers. In response to these pressures, USPS believes modern governments customers are increasingly turning to outside partners, such as USPS, to help guide them through this digital transformation.

We are a Nevada corporation. Our principal executive offices are located at 13600 EDS Drive, Herndon, Virginia 20171. Our telephone number is (703) 245-9675. Following the Distribution, our website address will be              . Information contained on, or connected to, our website or DXC’s website does not and will not constitute part of this Information Statement or the registration statement on Form 10 of which this Information Statement is a part.

Vencore

Vencore is a leading provider of mission-critical, innovation-driven services and solutions to U.S. government customers. The foundation of Vencore’s business is the application of SE&I, cybersecurity, big data analytics and applied research on an enterprise-wide scale to assist Vencore’s customers in solving their most complex information-related challenges. Vencore is a leader in the architecture and integration of highly-engineered, mission-critical information solutions across the U.S. government, and provides enterprise-level support to multiple governmental programs that manage, collect, analyze and disseminate critical mission data to national security agencies and their customers. Vencore maintains industry-leading expertise in providing comprehensive solutions throughout the life of multi-billion dollar systems that support the core missions of the Intelligence Community and other U.S. government agency customers.

Vencore applies next-generation cybersecurity, analytical, and engineering expertise to anticipate, identify, and resolve customers’ most demanding information-related challenges, including the effective management and integration of large and complex government systems, the efficient collection and analysis of large quantities of critical data, the migration of applications and data to the cloud, and the implementation of effective cybersecurity measures to successfully detect, prevent and mitigate cyber-attacks.

Vencore is a mission-critical provider of specialized investigative services to a broad range of organizations spanning the federal, defense, intelligence and civilian sectors. Leveraging proprietary algorithmic workflow systems and a nationwide footprint of highly experienced investigators and subject matter experts, Vencore provides critical information to support sensitive decisions.

Questions and Answers about the Transactions

The following provides only a summary of the terms of the Spin-Off, the Mergers and the transactions contemplated thereby. You should read the sections titled “The Transactions,” “The Merger Agreement” and “The Separation and Distribution Agreement and Ancillary Agreements” below in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from DXC. As part of the Spin-Off, DXC will undertake the Internal Reorganization so that we hold the USPS business. Thereafter, in the Distribution, DXC will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly-traded company, and DXC will not retain any ownership interest in us.

Q:	What are the Mergers?

A:	Under the terms of the Merger Agreement, after the Distribution KeyPoint Merger Sub will merge with and into KGS Holding Corp., with KGS Holding Corp. surviving the KeyPoint Merger. Concurrently, Vencore Merger Corp will merge with and into Vencore Holding Corp., with Vencore Holding Corp. surviving the First Vencore Merger. Immediately after the KeyPoint Merger and First Vencore Merger, Vencore Holding Corp. will merge with and into Vencore Merger LLC, with Vencore Merger LLC surviving the Second Vencore Merger. As a result of the Mergers, Vencore Merger LLC and KGS Holding Corp. will become wholly owned subsidiaries of Ultra. The Mergers will result in the Vencore Stockholder and the KeyPoint Stockholder owning approximately 14% of the common stock of Ultra immediately following the effective time of the Mergers (on a fully diluted basis, excluding certain unvested equity incentive awards). Shares issued to DXC stockholders in the Distribution will constitute approximately 86% of the common stock of Ultra outstanding after the effective time of the Mergers (on a fully diluted basis, excluding certain unvested equity incentive awards).

Q:	Will the number of DXC shares I own change as a result of the Spin-Off and the Mergers?

A:	No, the number of shares of DXC common stock you own will not change as a result of the Spin-Off and the Mergers.

Q:	What are the reasons for the Spin-Off and Mergers?

A:	The board of directors of DXC considered the following potential benefits in deciding to pursue the Spin-Off and Mergers:

Strategic Focus and Flexibility. Following the Spin-Off, DXC and Ultra will each have a more focused business and be better able to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of DXC and Ultra to enhance its strategic flexibility to respond to industry-unique dynamics. In the U.S. public sector, technology demands are increasing, and customers seek service providers with specific experience in government-focused systems and innovation. By separating, our business will have the scale as well as the market focus to meet unique customer needs and industry requirements. Further, the Spin-Off will allow the management of each of DXC and Ultra to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

Expanded Expertise. DXC highlighted the opportunity for USPS and Vencore, on a combined basis, to become a leading services provider to the U.S. government sector, with pro forma combined revenues of approximately $4.1 billion in the twelve months ended October 31, 2016 and a highly skilled workforce of more than 14,000. USPS and Vencore bring complementary capabilities in mission solutions and enterprise IT services, within an established and complementary client portfolio. Our employees operate at the core of our clients’ missions, with deep understanding of systems and missions.

Strategic Positioning in Consolidating Industry. The combination of USPS and Vencore is a strategic move to position the combined company as the government IT Services industry consolidates. The combination of USPS and Vencore is expected to provide opportunities for the combined company to leverage its scope and scale to capitalize on future growth opportunities.

Management Incentives. The Spin-Off will enable Ultra to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Ultra equity-based compensation arrangements will more closely align the interests of Ultra’s management and employees with the interests of its stockholders and should increase Ultra’s ability to attract and retain personnel.

Capital Structure and Stockholder Flexibility. The segments in which DXC and Ultra expect to operate have historically had different growth profiles and cash flow dynamics. The Spin-Off will allow DXC and Ultra to separately manage their capital strategies and cost structures and will allow investors to make independent investment decisions with respect to DXC and Ultra, including the ability for Ultra to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

Focused Investments. While operating as part of DXC, internal investments were often directed according to DXC’s strategic interests as a whole. The Spin-Off will allow us to focus our investments on projects that optimize returns for our own businesses supporting U.S. federal, state and local markets.

Synergies. We expect the combination of USPS and Vencore to provide opportunities for cost savings and other operating synergies, which we currently estimate at $58 million in annual cost savings within 36 months following the Mergers through the consolidation and integration of management systems, corporate overhead costs, improved facility efficiencies, lower vendor costs, and harmonization of benefits and human resource systems. We expect up to $43 million in run-rate cost synergies to be implemented within the first 12-18 months upon completion of the Mergers. We believe our one-time costs to realize these recurring annual cost savings will be approximately $36 million. The size of these expected cost synergies is partly a function of the significant steps DXC has already taken since the DXC Merger. Given the nature of the federal government contracting arrangements, and whereas a significant portion of our contracts portfolio are under cost-plus and time-and-material contract vehicles where our indirect cost factors are adjusted periodically, a portion of the realized cost synergy savings will be “given-back” over time in the form of lower prices to our customers. We believe these cost reductions and operating efficiencies will better position us to compete for federal government contracts as it will reduce costs for our customers and improve our competitiveness.

Q:	Why is the separation of Ultra structured as a Spin-Off?

A:	DXC believes that a tax-free distribution of our shares is the most efficient way to separate our business from DXC in a manner that will achieve the benefits described above.

Q:	What will I receive in the Distribution?

A:

As a holder of DXC common stock, you will receive a dividend of one share of our common stock for every two shares of DXC common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Distribution. No fractional shares of our common stock will be issued pursuant to the dividend. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the Distribution. Your proportionate interest in DXC will not change as a result of the Distribution. For a more detailed description, see “The Transactions.”

Q:	How will fractional shares be treated in the Spin-Off?

A:	Any fractional shares of Ultra common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Transactions—Treatment of Fractional Shares.”

Q:	What is being distributed in the Distribution?

A:	DXC will distribute approximately million shares of our common stock in the Distribution, based on the approximately million shares of DXC common stock outstanding as of , 2018. The actual number of shares of our common stock that DXC will distribute in the Distribution will depend on the actual number of shares of DXC common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to DXC’s equity plans, and any repurchase of DXC shares by DXC under its common stock repurchase program, on or prior to the Record Date. The shares of our common stock that DXC distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

DXC stockholders will not receive any new shares of common stock of Ultra in the Mergers and will continue to hold the Ultra shares they received in the Distribution. The Mergers will result in the Vencore Stockholder and the KeyPoint Stockholder owning approximately 14% of the common stock of Ultra outstanding immediately after the effective time of the Mergers (on a fully diluted basis, excluding certain unvested equity incentive awards). Shares issued to DXC stockholders in the Distribution will constitute approximately 86% of the common stock of Ultra outstanding after the effective time of the Mergers (on a fully diluted basis, excluding certain unvested equity incentive awards).

Q:	What is the record date for the Distribution?

A:	DXC will determine record ownership as of the close of business on , 2018 which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:	The Distribution will be effective by 11:59 p.m., New York City time, on , 2018, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, shares of our common stock will be credited in book-entry accounts for DXC stockholders entitled to receive the shares in the Distribution. See “How will DXC distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Ultra common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:

You are not required to take any action, but we urge you to read this Information Statement carefully. Holders of DXC common stock will not need to pay any cash or provide any other consideration, including any shares of DXC common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy. Neither the Distribution nor the Mergers will result in any changes in DXC stockholders’ ownership of DXC common stock. No vote of DXC stockholders is required or sought in connection with the Distribution or the Mergers.

Q:	If I sell my shares of DXC common stock on or before the Distribution Date, will I still be entitled to receive shares of Ultra common stock in the Distribution?

A:	If you hold shares of DXC common stock on the Record Date and sell them on or before the Distribution Date in the “regular-way” market, you also will be selling your right to receive shares of Ultra common stock in connection with the Distribution. If you wish to sell your DXC common stock with or without your entitlement to our common stock, you should discuss these alternatives with your bank, broker or other nominee. See “The Transactions—Trading Prior to the Distribution Date” for more information.

Q:	What is “regular-way” and “ex dividend” trading of DXC common stock?

A:	We anticipate that, on or shortly before the Record Date, there will be two markets in DXC common stock: (1) a “regular-way” market on which shares of DXC common stock will trade with the entitlement for the purchaser of DXC common stock to receive shares of our common stock to be distributed in the Distribution, and (2) a “ex dividend” market on which shares of DXC common stock will trade without the entitlement for the purchaser of DXC common stock to receive shares of our common stock. If you hold shares of DXC common stock on the Record Date and then sell those shares before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of DXC common stock with or without your entitlement to Ultra common stock pursuant to the Distribution.

Q:	How will DXC distribute shares of our common stock?

A:	Registered stockholders. If you own your shares of DXC common stock directly through DXC’s transfer agent, Wells Fargo Shareowner Services, you are a registered stockholder. In this case, the distribution agent will credit the shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Ultra shares at shareowneronline.com or by calling Wells Fargo Shareowner Services at 800-468-9716.

“Street name” or beneficial stockholders. If you own your shares of DXC common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Transactions—When and How You Will Receive Ultra Shares” for a more detailed explanation.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:

It is a condition to the Distribution that DXC receive a written opinion of its tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), in form and substance reasonably acceptable to DXC, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, (i) the Spin-Off should qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) DXC should recognize no gain or loss under Section 361(c) of the Code upon the Distribution, and (iii) DXC’s stockholders should recognize no gain or loss under Section 355(a) of the Code upon the receipt of Ultra common stock in the Distribution. Assuming that the Spin-Off so qualifies, for U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution”) as a result of the Distribution, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Ultra common stock. In addition, the aggregate tax basis of the DXC common stock and our common stock (including any fractional share interest in our common stock for which cash is received) held by each U.S. holder immediately after the Distribution should be the same as the aggregate tax basis of the DXC common stock held by the U.S. holder immediately before the Distribution, allocated between the DXC common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “Material U.S. Federal Income Tax Consequences of the Distribution” for more information regarding the potential tax consequences to you of the Spin-Off. STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL TAX LAWS, AS WELL AS FOREIGN TAX LAWS.

Q:	Does Ultra intend to pay cash dividends?

A:	We currently anticipate paying quarterly cash dividends following the Spin-Off, subject to our Board of Directors’ approval. The timing, declaration, amount and payment of any future dividends to our stockholders will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, legal requirements, regulatory constraints, industry practice and other business considerations that our Board of Directors deems relevant from time to time. In addition, the terms of the agreements governing our debt or debt that we may incur in the future may restrict the payments of dividends. See “Dividend Policy” for more information.

Q:	What are the financing plans for Ultra, and what will be the indebtedness of Ultra and its subsidiaries following the completion of the Transactions?

A:	Ultra intends to obtain financing in connection with the Spin-Off and Mergers under various facilities as follows: senior secured term loan credit facilities in an aggregate principal amount of up to $2,235 million (the “New Term Facility”), a portion of which will be used to fund the Ultra Payment, and a senior secured revolving credit facility in an aggregate principal amount of up to $600 million (the “New Revolving Credit Facility”). In addition, Enterprise Services, a subsidiary of Ultra following the Internal Reorganization, will retain capitalized leases with an aggregate outstanding balance of up to $300 million, net of cash payments from DXC, and it will also retain approximately $79 million of indebtedness following the partial exchange of its 7.45% senior notes due 2029 (the “EDS Notes”) for new notes to be issued by DXC (the “DXC Notes”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS—Liquidity and Capital Resources” for more information.

Q:	How will Ultra common stock trade?

A:

Currently, there is no public market for our common stock. We intend to list our common stock on the                      under the symbol “              .” We anticipate that trading in our common stock will begin on a “when-issued” basis on or shortly before the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in this context refers to a sale or purchase of our common stock and made conditionally on or before the Distribution Date, because the securities of the spun-off entity have not yet been distributed. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading of our common stock will begin. In this context, “regular-way” trading refers to trading after our common stock has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Transactions—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	What will be the relationship between DXC and Ultra following the Distribution?

A:	Following the Distribution, DXC will not own any of our shares and we will operate independently of DXC. Apart from our Chairman, who will remain Chief Executive Officer (“CEO”) of DXC after the Distribution, we currently do not expect other members of our Board of Directors to be officers or directors of DXC. In addition, we do not expect to depend on DXC to conduct our business following the Distribution apart from certain limited transitional support services, as well as IP licenses and non-U.S. agency services. In order to govern the ongoing relationships between us and DXC after the Spin-Off and to facilitate an orderly transition, we and DXC intend to enter into agreements providing for various services and rights following the Spin-Off and under which we and DXC will agree to indemnify each other against certain liabilities arising from our respective businesses. These agreements will, among other things, provide arrangements for employee and pension-related matters, tax matters, IP matters as well as transitional services and non-U.S. agency services. See “Risk Factors—Risks Relating to the Spin-Off and the Mergers,” “The Separation and Distribution Agreement and Ancillary Agreements” and “Certain Relationships and Related Party Transactions—Agreements with DXC” for details.

Q:	Will the Spin-Off affect the trading price of my DXC common stock?

A:	Yes. We expect the trading price of shares of DXC common stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price will no longer reflect the value of the USPS business. Furthermore, until the market has fully analyzed the value of DXC without the USPS business, the trading price of shares of DXC common stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of DXC common stock and our common stock will equal or exceed what the trading price of DXC common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined market value of the equity of DXC and Ultra will be less than DXC’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of DXC common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Are there risks associated with owning shares of Ultra common stock?

A:	Yes. Our business faces both general and specific risks and uncertainties relating to the USPS business and the Vencore business. Our business also faces risks relating to the Spin-Off and Mergers. Following the Spin-Off, we will also face risks associated with being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled “Risk Factors” in this Information Statement.

Q:	Who is the distribution agent, transfer agent and registrar for Ultra common stock?

A:	Wells Fargo Shareowner Services

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact Wells Fargo Shareowner Services at:

Wells Fargo Shareowner Services

P.O. Box 64874

St. Paul, MN 55164-0874

Phone: 800-468-9716

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact DXC at:

Jonathan Ford

Director of Investor Relations

DXC Technology Company

1775 Tysons Boulevard

Tysons, VA 22102

Phone: 703-245-9700

After the Spin-Off, if you have any questions relating to Ultra, you should contact us at:

Investor Relations

Ultra SC Inc.

13600 EDS Drive

Herndon, VA 20171

Phone: 703-245-9675

Summary of the Spin-Off

Distributing Company	DXC Technology Company, a Nevada corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, DXC will not own any shares of our common stock.

Distributed Company	Ultra SC Inc., a Nevada corporation and a wholly owned subsidiary of DXC. At the time of the Distribution, we will hold through our subsidiaries assets and liabilities relating to Ultra as well as certain other assets and liabilities allocated to us by DXC. After the Spin-Off, we will be an independent publicly-traded company.

Distributed Securities

100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately                  shares of DXC common stock outstanding on                 , and applying the distribution ratio of one of Ultra common stock for every two shares of DXC common stock, approximately                  shares of Ultra common stock will be distributed in the Spin-Off. The actual number of shares of our common stock DXC will distribute in the Spin-Off will depend on the actual number of shares of DXC common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to DXC’s equity plans, and any repurchase of DXC shares by DXC under its common stock repurchase program, on or prior to the Record Date.

Record Date	The Record Date is the close of business on , 2018.

Distribution Date	The Distribution Date is , 2018.

Internal Reorganization	In connection with the Spin-Off, DXC will undertake the Internal Reorganization so that we hold the USPS business. See “The Separation and Distribution Agreement and Ancillary Agreements” for a description of the Internal Reorganization.

Distribution Ratio	Each holder of DXC common stock will receive a dividend of one share of our common stock for every two shares of DXC common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. No fractional shares of our common stock will be issued pursuant to this dividend. Any fractional shares of Ultra common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Transactions—Treatment of Fractional Shares.”

Please note that if you sell your shares of DXC common stock on or before the Distribution Date in the “regular-way” market, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the DXC shares that you sold. See “The Transactions—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, DXC will release the shares of our common stock to the distribution agent to distribute to DXC stockholders. DXC will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The ability to trade our shares will not be affected during that time. You will not be required to make any payment, surrender or exchange your shares of DXC common stock or take any other action to receive your shares of our common stock.

Incurrence of Debt

Ultra intends to obtain financing in connection with the Spin-Off and Mergers under various facilities as follows: the New Term Facility in an aggregate principal amount of up to $2,235 million, a portion of which will be used to fund the Ultra Payment, and the New Revolving Credit Facility in an aggregate principal amount of up to $600 million. In addition, Enterprise Services, a subsidiary of Ultra following the Internal Reorganization, will retain capitalized leases with an aggregate balance of up to $300 million, net of cash payments to DXC, and it will also retain approximately $79 million of Indebtedness following the partial exchange of the EDS Notes for the DXC Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS—Liquidity and Capital Resources” for more information.

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction, or the waiver of DXC’s board of directors, of the following conditions:

•	the board of directors of DXC shall have approved the Internal Reorganization and the Distribution and shall have declared the distribution of Ultra common stock to DXC stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the Securities and Exchange Commission (“SEC”) shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the NYSE or another national securities exchange approved by DXC, subject to official notice of issuance;

•	DXC shall have received a written opinion of Skadden Arps that is in form and substance reasonably acceptable to DXC, and which shall remain in full force and effect, regarding the qualification of the Spin-Off as tax-free for U.S. federal income tax purposes under Sections 355, 361 and 368(a)(1)(D) of the Code;

•	the Internal Reorganization shall have been completed;

•	the Ultra Payment shall have been made to DXC;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of DXC shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of DXC common stock as of the Record Date;

•	DXC shall have duly elected the individuals to be listed as members of our post-Distribution Board of Directors in this Information Statement, and such individuals shall be the members of our Board of Directors immediately after the Distribution; and

•	prior to the Distribution Date, the board of directors of DXC shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to DXC, with respect to the capital adequacy and solvency of each of DXC and Ultra after giving pro forma effect to the Distribution and the Ultra Payment and the Mergers.

We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution.

Trading Market and Symbol	We intend to file an application to list our common stock on the under the symbol “ .” We anticipate that, on or shortly before the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We anticipate that, beginning on or shortly before the Record Date, there will be two markets in DXC common stock: (1) a “regular-way” market on which shares of DXC common stock will trade with the entitlement for the purchaser of DXC common stock to receive shares of our common stock to be distributed in the Distribution, and (2) an “ex-dividend” market on which shares of DXC common stock will trade without the entitlement for the purchaser of DXC common stock to receive shares of our common stock. If you hold shares of DXC common stock on the Record Date and then decide to sell any shares of DXC common stock before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of DXC common stock with or without your entitlement to Ultra common stock pursuant to the Distribution.

Tax Consequences to DXC Stockholders

It is a condition to the Distribution that DXC receive a written opinion of Skadden Arps, in form and substance reasonably acceptable to DXC, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, (i) the Spin-Off should qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code, (ii) DXC should recognize no gain or loss under Section 361(c) of the Code upon the Distribution, and

(iii) DXC’s stockholders should recognize no gain or loss under Section 355(a) of the Code upon the receipt of Ultra common stock in the Distribution. Assuming that the Spin-Off so qualifies, for U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution”) as a result of the Distribution, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Ultra common stock. In addition, the aggregate tax basis of the DXC common stock and our common stock (including any fractional share interest in our common stock for which cash is received) held by each U.S. holder immediately after the Distribution should be the same as the aggregate tax basis of the DXC common stock held by the U.S. holder immediately before the Distribution, allocated between the DXC common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “Material U.S. Federal Income Tax Consequences of the Distribution.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with DXC after the Spin-Off	Following the Distribution, DXC will not own any of our shares and we will operate independently of DXC. In addition, we do not expect to depend on DXC to conduct our business following the Distribution apart from certain limited transitional support services as well as IP licenses and non-U.S. agency services. In order to govern the ongoing relationships between us and DXC after the Spin-Off and to facilitate an orderly transition, we and DXC intend to enter into agreements providing for various services and rights following the Spin-Off and under which we and DXC will agree to indemnify each other against certain liabilities arising from our respective businesses. These agreements include:

•	the Separation and Distribution Agreement that will set forth DXC’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which DXC and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of DXC and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution;

•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Distribution;

•	a Real Estate Matters Agreement that will address the sharing and leasing of facilities owned by DXC and/or us following the Distribution Date;

•	an Intellectual Property Matters Agreement that will govern our rights to IP developed by DXC and us including limitations on our ability to use IP for certain purposes and on behalf of certain customers other than the U.S. federal and certain state and local governments; and

•	a Non-U.S. Agency Agreement that will appoint DXC as our exclusive agent outside the U.S. for certain non-U.S. customers.

We describe these arrangements in greater detail under “The Separation and Distribution Agreement and Ancillary Agreements” and “Certain Relationships and Related Party Transactions—Agreements with DXC,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off and the Mergers.”

Dividend Policy	We currently anticipate paying quarterly cash dividends following the Spin-Off. The timing, declaration, amount and payment of any future dividends to our stockholders will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, legal requirements, regulatory constraints, industry practice and other business considerations that our Board of Directors deems relevant from time to time. In addition, the terms of the agreements governing our debt or debt that we may incur in the future may restrict or limit the payments of dividends. See “Dividend Policy.”

Transfer Agent	Wells Fargo Shareowner Services.

Risk Factors	We face both general and specific risks and uncertainties relating to the USPS business and the Vencore business. We also face risks relating to the Spin-Off and Mergers. Following the Spin-Off, we will also face risks associated with being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary of the Mergers

Structure of the Mergers

Under the Merger Agreement and in accordance with Delaware law, KeyPoint Merger Sub will merge with and into KGS Holding Corp., with KGS Holding Corp. surviving the KeyPoint Merger, and concurrently Vencore Merger Corp will merge with and into Vencore Holding Corp., with Vencore Holding Corp. surviving the First

Vencore Merger, and immediately after the KeyPoint Merger and First Vencore Merger, Vencore Holding Corp. will merge with and into Vencore Merger LLC, with Vencore Merger LLC surviving the Second Vencore Merger. As a result of the Mergers, Vencore Merger LLC and KGS Holding Corp. will become wholly owned subsidiaries of Ultra. For details of the structure of the transaction, see “The Merger Agreement.”

Consideration for the Mergers	At the effective time of the First Vencore Merger, all of the outstanding shares of Vencore Holding Corp. common stock will be automatically converted into the right to receive, in the aggregate, merger consideration consisting of (1) $400 million in cash (the “Cash Merger Consideration”) and (2) shares of Ultra common stock representing in the aggregate approximately 11.38% of the total number of shares of Ultra common stock outstanding immediately after the effective time of the First Vencore Merger (on a fully diluted basis, excluding certain unvested equity incentive awards) (the “Vencore Stock Merger Consideration”).

At the effective time of the KeyPoint Merger, all of the outstanding shares of KGS Holding Corp. common stock will be automatically converted into the right to receive, in the aggregate, merger consideration consisting of shares of Ultra common stock representing in the aggregate approximately 2.65% of the total number of shares of Ultra common stock outstanding immediately after the effective time of the KeyPoint Merger (on a fully diluted basis, excluding certain unvested equity incentive awards) (the “KeyPoint Stock Merger Consideration”, and together with the Vencore Stock Merger Consideration, the “Stock Merger Consideration”) and giving effect to the Vencore Merger.

Following the effective time of the Mergers, all shares of Vencore Holding Corp. common stock and KGS Holding Corp. common stock will be automatically cancelled and cease to exist.

Approval of the Mergers	No vote by DXC stockholders is required or is being sought in connection with the Mergers. DXC, as the sole stockholder of Ultra, has already approved the Mergers. The respective boards of directors of each of Vencore Holding Corp. and KGS Holding Corp. have approved the Merger Agreement, the Mergers and all other actions necessary to consummate the Mergers. Each of the Vencore Stockholder and the KeyPoint Stockholder also has delivered written consents approving the Merger Agreement, the Mergers and all other actions necessary to consummate the Mergers, in accordance with the Delaware General Corporation Law (“DGCL”).

Conditions to the Mergers	The obligations of each party to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of closing conditions that are contained in the Merger Agreement, including:

•	the Spin-Off having occurred and the Ultra Payment having been paid pursuant to the terms of the Separation and Distribution Agreement;

•	the receipt of all consents, approvals and authorizations by governmental authorities;

•	the expiration or termination of any required waiting period under the HSR Act, which condition was satisfied on December 22, 2017;

•	the effectiveness of the registration statement of which this Information Statement forms a part in connection with the Distribution, and the approval for listing on the NYSE or NASDAQ of the shares of Ultra common stock to be issued in the Distribution and the Mergers, subject to official notice of issuance;

•	the absence of any order issued by any governmental authority of competent jurisdiction or other legal impediment preventing or making illegal the consummation of the Mergers; and

•	DXC shall have received a written opinion of Skadden Arps, that is in form and substance reasonably acceptable to DXC, and which shall remain in full force and effect, regarding the qualification of the Spin-Off as tax-free for U.S. federal income tax purposes under Sections 355, 361 and 368(a)(1)(D) of the Code.

In addition, DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub’s obligations to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	certain fundamental representations and warranties of Vencore Holding Corp. and KGS Holding Corp., disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers;

•

the representations and warranties of Vencore Holding Corp., KGS Holding Corp., the Vencore Stockholder and the KeyPoint Stockholder, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to be a Vencore/KeyPoint Material Adverse Effect (as defined below—see “The Merger

Agreement”) (other than the certain fundamental representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by the stockholders of Vencore Holding Corp., KGS Holding Corp., the Vencore Stockholder and the KeyPoint Stockholder in all material respects at or prior to the effective time of the Mergers (other than certain covenants and agreements which must be performed in all respects, subject to de minimis exceptions);

•	the delivery by Vencore Holding Corp. and KGS Holding Corp. of an officer’s certificate certifying the satisfaction of the above conditions, and the delivery by the Vencore Stockholder and KeyPoint Stockholder of a certificate certifying the satisfaction of the above conditions;

•	the absence of a Vencore/KeyPoint Material Adverse Effect since June 30, 2017; and

•	the termination of certain stockholder agreements between Vencore Holding Corp. and the Vencore Stockholder and KGS Holding Corp. and the KeyPoint Stockholder, without liability to Ultra or its subsidiaries following the effective time of the Mergers.

Furthermore, the obligations of Vencore Holding Corp. and KGS Holding Corp. to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	certain representations and warranties of DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, which must be true and correct as of the specified date);

•	the representations and warranties of DXC, Ultra, Vencore Merger Corp., Vencore Merger LLC and KeyPoint Merger Sub, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to be an Ultra Material Adverse Effect (as defined—see “The Merger Agreement”) (other than the certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub in all material respects at or prior to the effective time of the Mergers;

•	the delivery by Ultra of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of any Ultra Material Adverse Effect since June 30, 2017; and

•	the entrance into and delivery of the applicable Transaction Agreements by DXC and Ultra, which are in full force and effect.

To the extent permitted by applicable law, each party to the Merger Agreement may waive, at its sole discretion, any of the conditions to its respective obligations to complete the Mergers.

Termination of the Merger Agreement	The Merger Agreement may be terminated at any time before the effective time of the Mergers by the mutual written consent of DXC, Vencore Holding Corp. and KGS Holding Corp. It may also be terminated by either DXC or Vencore Holding Corp. and KGS Holding Corp. if:

•	the effective time of the Mergers has not occurred on or before October 1, 2018 unless the failure to effect the Merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations set forth in the Merger Agreement;

•	if any law or order of any governmental authority preventing or prohibiting the completion of the Mergers has become final and nonappealable; or

•	if the Ultra Payment or Spin-Off are incapable of occurring because the conditions set forth in the Separation and Distribution Agreement are incapable of being satisfied prior to October 1, 2018.

The Merger Agreement may also be terminated by:

•

the Vencore Stockholder and the KeyPoint Stockholder at any time before the effective time of the Mergers if there has been a material breach by DXC or Ultra of any of its representations, warranties or covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach or there has been a material breach by DXC or Ultra of their obligations to consummate the Spin-Off and pay the Ultra Payment (so long as Vencore Stockholder and KeyPoint Stockholder is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of DXC or Ultra not to be satisfied if the closing were to occur at the time of termination); or

•	DXC at any time before the effective time of the Mergers if there has been a material breach by Vencore Stockholder and KeyPoint Stockholder of any of its representations, warranties or covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach (so long as DXC is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of Vencore Stockholder and KeyPoint Stockholder or the stockholder of Vencore Stockholder and KeyPoint Stockholder that are party to the Merger Agreement not to be satisfied if the closing were to occur at the time of termination).

Termination Fees and Expenses	In the event the Merger Agreement is terminated because the Spin-Off is not completed in accordance with the terms and conditions of the Separation Agreements on or before October 1, 2018, a termination fee of $50 million may be payable by DXC to Vencore Holding Corp. and KGS Holding Corp. upon termination of the Merger Agreement under specified circumstances.

Accounting Treatment of the Mergers	The combined financial information presented in the Information Statement was prepared using the purchase method of accounting, with Ultra treated as the “acquirer” of Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries for accounting purposes.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF USPS

The following tables summarize USPS’s historical combined financial and other data for the periods and as of the dates indicated.

The summary historical combined financial data for the years ended October 31, 2014, October 31, 2015 and October 31, 2016, for the five months ended March 31, 2017, and as of October 31, 2015, October 31, 2016 and March 31, 2017, was derived from USPS’s audited combined financial statements and notes thereto included elsewhere in this Information Statement. The summary historical condensed combined financial data for the six months ended July 31, 2016 and September 30, 2017, and as of September 30, 2017, was derived from USPS’s unaudited condensed combined interim financial statements and notes thereto included elsewhere in this Information Statement. USPS’s unaudited combined interim financial statements were prepared on a basis consistent with USPS’s audited combined financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. Additionally, on April 1, 2017, CSC, HPE, Everett SpinCo, Inc. (“Everett”), and New Everett Merger Sub Inc., a wholly-owned subsidiary of Everett (“Merger Sub”), completed the strategic combination of CSC with HPES to form DXC (the “DXC Merger”). At the time of the DXC Merger, Everett was renamed DXC, and as a result of the DXC Merger, CSC became a direct wholly owned subsidiary of DXC. The transaction was determined to be a reverse merger and CSC was determined to be the accounting acquirer of DXC. Therefore, for accounting purposes DXC, and in turn USPS, was subject to purchase price allocation adjustments as of April 1, 2017. These adjustments are reflected in the post-DXC Merger period results for USPS, therefore, post- DXC Merger period results for USPS are not comparable to pre- DXC Merger results.

Summary historical financial data for USPS for the fiscal years ended October 31, 2013 and 2012 are not available for any combined balance sheet data or combined statement of operations data other than revenues because requisite stand-alone financial records for those periods for USPS were not maintained by the former parent companies of the enterprise services business, HPE (between November 12, 2015 and March 31, 2017) and The Hewlett-Packard Company (prior to November 1, 2015). Revenue information for USPS for those periods does not include information that would enable us to quantify the component of our revenues during the fiscal years ended October 31, 2013 and 2012 that consisted of certain consulting revenues as to which records were maintained outside of the enterprise services business. Due to the unavailability or lack of comparability of that information we have omitted USPS information prior to the periods presented.

USPS’s historical results are not necessarily indicative of future operating results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Because the data in these tables is only a summary and does not provide all of the data contained in the USPS combined financial statements, the information should be read in conjunction with “Selected Historical Combined Financial Data of USPS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS” and USPS’s combined financial statements and the related notes thereto included elsewhere in this Information Statement.

	Predecessor					Successor
	As of or for the Twelve Months Ended			As of or for the Five Months Ended	As of or for the Six Months Ended	As of or for the Six Months Ended
	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016	September 30, 2017
(in millions)	Historical			Historical	Historical (Unaudited)	Historical (Unaudited)
Combined Statement of Operations data (1):
Revenue	$2,955	$2,585	$2,732	$1,073	$1,307	$1,382
Income (loss) before taxes	221	(51)	129	59	53	118
Net income (loss)	$138	$(29)	$80	$36	$33	$72

Combined Balance Sheet data:
Total assets	$1,416	$1,512	$1,234	$1,073	$1,463	$3,645

Current capital lease liability	111	127	145	139	175	135
Non-current capital lease liability	224	223	215	155	197	100

Total capital lease liability	$335	$350	$360	$294	$372	$235

Combined Statements of Cash Flows data:
Cash flows provided by operating activities	$487	$100	$495	$52	$230	$274
Cash flows used in investing activities	$(30)	$(18)	$(21)	$(10)	$(11)	$(11)
Cash flows used in financing activities	$(457)	$(82)	$(474)	$(42)	$(219)	$(263)
Non-GAAP Measures:
Adjusted EBITDA (2)	$510	$265	$459	$183	$221	$222

(1)	Certain USPS consulting activities were historically conducted pursuant to contracts with USPS’s former parent, HPE, rather than USPS or its subsidiaries. Because those contracts were not novated to USPS until after October 31, 2016, no information regarding USPS consulting activities performed pursuant to those contracts has been presented in USPS’s results of operations for the annual periods ending October 31, 2014, 2015 or 2016 and only a portion of the revenues associated with those contracts is presented in USPS’s results of operations above for the five month period ended March 31, 2017. Periods subsequent to March 31, 2017 reflect all of the USPS consulting activities performed pursuant to those contracts in USPS’s results of operations. For comparability purposes, the revenue and income before taxes related to these contracts not reflected in our results of operations for the periods referenced above are set forth below:

	Twelve Months Ended			Five Months Ended	Six Months Ended
(in millions)	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016
Revenue	$154	$141	$136	$10	$70
Income before taxes	$31	$39	$42	$3	$23

(2)	Adjusted EBITDA is a non-GAAP measure and is subject to limitations described above in the section “Non-GAAP Financial Measures.”

Non-GAAP Measures—Adjusted EBITDA

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Predecessor					Successor
	Twelve Months Ended			Five Months Ended	Six Months Ended	Six Months Ended
(in millions)	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016	September 30, 2017
Net income (loss)	$138	$(29)	$80	$36	$33	$72

Income tax expense (benefit)	83	(22)	49	23	20	46
Interest expense, net	33	29	31	10	15	7
Depreciation and amortization	227	214	225	73	117	70
Restructuring costs	12	22	20	—	15	7
Transaction, integration and separation costs	—	28	34	34	12	20
Share-based compensation	17	23	20	7	9	—

Adjusted EBITDA (a)	$510	$265	$459	$183	$221	$222

(a)	Includes corporate allocations as set forth below:

	Predecessor					Successor
	Twelve Months Ended			Five Months Ended	Six Months Ended	Six Months Ended
(in millions)	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016	September 30, 2017
Corporate dedicated and corporate shared expenses (excluding share-based compensation)	$140	$134	$120	$48	$61	$70
Corporate global functions	$15	$12	$12	$3	$7	$11

In addition to net income (loss) determined in accordance with U.S. generally accepted accounting principles (“GAAP”) USPS uses an Adjusted Earnings before Interest Taxes, Depreciation and Amortization (“Adjusted EBITDA”) measure.

Adjusted EBITDA is a non-GAAP measure that USPS uses to evaluate financial performance and is one of the measures used in assessing management performance. USPS believes that this non-GAAP financial measure provides useful information to investors regarding our results of operations as it provides another measure of our profitability, our ability to service our planned debt, and is considered an important measure by financial analysts covering USPS and peer companies in our industry. Additionally, Adjusted EBITDA is an important measure associated with the proposed credit facility. The USPS definition of Adjusted EBITDA is further described below, and may differ from other companies.

The reconciliation from net income (loss) to Adjusted EBITDA includes certain adjustments such as:

•	Restructuring—reflects costs, net of reversals, related to workforce optimization and real estate charges.

•	Transaction, separation and integration-related costs—reflects costs related to integration planning, financing, and advisory fees associated with the separation of HP into two separate companies in 2015 and merger of the newly separated HP enterprise services business with CSC in 2017, forming DXC.

•	Share-based compensation—represents the share-based compensation attributable to USPS based on the awards and terms previously granted under the incentive compensation plan to USPS’s employees and an allocation of Parent’s corporate and shared functional employee expenses.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF VENCORE

The following tables summarize the historical combined financial and other data of Vencore for the periods and as of the dates indicated.

This summary historical combined financial data for the years ended December 31, 2014, December 31, 2015 and December 31, 2016, and as of December 31, 2015 and December 31, 2016, were derived from Vencore’s audited combined financial statements and notes thereto included elsewhere in this Information Statement. The summary historical combined financial data for the nine months ended September 30, 2016 and September 29, 2017, and as of September 29, 2017, were derived from Vencore’s unaudited combined interim financial statements and notes thereto included elsewhere in this Information Statement. These unaudited combined interim financial statements were prepared on a basis consistent with our audited combined financial statements and, in the opinion of Vencore’s management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information.

Historical results are not necessarily indicative of future operating results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Because the data in this table is only a summary and does not provide all of the data contained in our combined financial statements, the information should be read in conjunction with “Selected Historical Combined Financial Data of Vencore,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vencore” and its combined financial statements and the related notes thereto included elsewhere in this Information Statement.

	As of or for the Twelve Months Ended			As of or for the Nine Months Ended
	December 31, 2014	December 31, 2015	December 31, 2016	September 30, 2016	September 29, 2017
(in millions)	Historical			Historical (Unaudited)
Combined Statement of Operations data:
Revenue	$1,149	$1,399	$1,405	$1,067	$1,027
Income before income taxes and equity in net earnings of affiliate	(114)	44	45	33	18
Net (loss) income	(114)	23	20	17	6

Combined Balance Sheet Data:
Total assets		$1,069	$1,023		$1,022
Short-term debt and current maturities of long-term debt		27	18		17
Long-term debt, net of current maturities		745	860		956

Total debt		772	878		973

Combined Statements of Cash Flows data:
Cash flows provided by operating activities	$1	$65	$98	$73	$30
Cash flows (used in) provided by investing activities	(186)	16	(15)	(12)	(4)
Cash flows provided by (used in) financing activities	164	(48)	(93)	(87)	(20)

SUMMARY PRO FORMA CONDENSED COMBINED FINANCIAL AND OTHER DATA OF ULTRA

The following tables summarize our pro forma condensed combined financial and other data for the periods and as of the dates indicated.

We have derived the summary pro forma condensed combined financial and other data for the periods and as of the dates indicated from our pro forma condensed combined financial statements and the notes thereto included elsewhere in this Information Statement.

Our pro forma condensed combined financial and other data are not necessarily indicative of the results we would have realized had the Spin-Off and the Merger been consummated on those dates, or of future operating results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Because the data in this table is only a summary and does not provide all of the data contained in our pro forma condensed combined financial statements, the information should be read in conjunction with our pro forma condensed combined financial statements and the related notes thereto included elsewhere in this Information Statement.

The following unaudited summary pro forma condensed combined financial information present the pro forma financial information of Ultra based upon the historical financial statements of each of USPS and Vencore, after giving effect to the Spin-off and Mergers as further described in the section of this document entitled “The Transactions.” The unaudited summary condensed combined pro forma financial information and other data are intended to reflect the impact of the Spin-Off and the Mergers on USPS’s historical combined financial statements as if the relevant transactions occurred on September 30, 2017 for purposes of the unaudited pro forma condensed combined balance sheet and November 1, 2015 for purposes of the unaudited pro forma condensed combined statements of operations data. The unaudited pro forma condensed combined financial information and other data of Ultra have been prepared using, and should be read in conjunction with (i) USPS’s audited historical combined financial statements and related notes as of and for the twelve months ended October 31, 2016, (ii) USPS’s audited historical combined financial statements and related notes as of and for the five months ended March 31, 2017, (iii) USPS’s unaudited historical combined financial statements and related notes as of and for the six months ended September 30, 2017, (iv) Vencore’s audited historical combined financial statements and related notes as of and for the year ended December 31, 2016, (v) Vencore’s unaudited historical combined financial statements and related notes as of and for the five months ended March 31, 2017, (vi) Vencore’s unaudited historical combined financial statements and related notes as of and for the three months ended March 31, 2017, and (vii) Vencore’s unaudited historical combined financial statements and related notes as of and for the nine months ended September 30, 2017. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent or to be indicative of the actual results of operations or financial position that the combined company would have reported had the Spin-Off and Mergers been completed as of the dates set forth in the pro forma condensed combined financial statements, and should not be taken as being indicative of the combined company’s future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the pro forma condensed combined financial statements for a number of reasons, including differences between the assumptions used to prepare the pro forma condensed combined financial statements and actual amounts. This information is only a summary and has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial statements and the notes thereto, included elsewhere in this document, which have been prepared in accordance with Article 11 of Regulation S-X.

(in millions)	Historical USPS as of and for the Six Months Ended September 30, 2017	Effect of Spin-off	Spin-off adjusted USPS as of and for the Six Months Ended September 30, 2017	Historical Vencore as of and for the Six Months Ended September 29, 2017	Effect of Mergers	Pro Forma Combined
Revenues	$1,382	$—	$1,382	$692	$—	$2,074
Income (loss) before income taxes	118	(18)	100	11	(18)	93
Income tax expense (benefit)	46	(8)	38	8	(8)	38
Net income (loss)	$72	$(10)	$62	$2	$(9)	$55
Total Assets	$3,645	$16	$3,661	$1,022	$1,860	$6,543
Total debt (including capital lease obligations)	$235	$1,079	$1,314	$975	$482	$2,771

(in millions)	Historical USPS for the Five Months Ended March 31, 2017	USPS Purchase Accounting Adjustments	Effect of Spin-off	Spin-off adjusted USPS for the Five Months Ended March 31, 2017	Historical Vencore for the Five Months Ended March 31, 2017	Effect of Mergers	Pro Forma Combined
Revenues	$1,073	$—	$—	$1,073	$562	$—	$1,635
Income (loss) before income taxes	59	16	(17)	58	17	(32)	43
Income tax expense (benefit)	23	6	(7)	22	11	(13)	20
Net income (loss)	36	10	(10)	36	6	(19)	23

(in millions)	Historical USPS for the Twelve Months Ended October 31, 2016	USPS Purchase Accounting Adjustments	Effect of Spin-off	Spin-off adjusted USPS for the Twelve Months Ended October 31, 2016	Historical Vencore for the Twelve Months Ended December 31, 2016	Effect of Mergers	Pro Forma Combined
Revenues	$2,732	$—	$—	$2,732	$1,405	$—	$4,137
Net income (loss) before income taxes	129	37	(42)	124	45	(43)	126
Income tax expense (benefit)	49	14	(17)	46	25	(17)	54
Net income (loss)	80	23	(25)	78	20	(26)	72

Non-GAAP Financial Measures

This Information Statement and the documents incorporated by reference herein contain financial measures that are not calculated in accordance with GAAP and which are derived from the condensed combined financial information of USPS and Vencore. These non-GAAP financial measures include earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA.

We present these non-GAAP financial measures to provide investors with meaningful supplemental financial information, in addition to the financial information presented on a GAAP or pro forma basis. These non-GAAP financial measures exclude certain items from GAAP or pro forma results that management believes are not indicative of core operating performance. Management believes these non-GAAP measures provide investors supplemental information about the financial performance of USPS and Vencore exclusive of the impacts of corporate wide strategic decisions. Management believes that adjusting for these items provides investors with additional measures to evaluate the financial performance of our core business operations on a comparable basis from period to period. Management believes the non-GAAP measures provided are also considered important measures by financial analysts covering the company as equity research analysts continue to publish estimates and research notes based on our non-GAAP commentary.

There are limitations to the use of the non-GAAP financial measures presented in this Information Statement. One of the limitations is that they do not reflect complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP or on a pro forma basis. Additionally, other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes between companies.

Additionally, as discussed further in the “Summary Historical Combined Financial Data of USPS” section above, USPS was subject to purchase price allocation adjustments as of April 1, 2017. These adjustments are reflected in the post-acquisition period results for USPS as well as in the Non-GAAP information presented below for the same period.

Non-GAAP financial measures and the respective most directly comparable financial measures calculated and presented in accordance with GAAP include:

	Six Months Ended	Five Months Ended	Twelve Months Ended
Pro Forma Combined (in millions)	September 30, 2017	March 31, 2017	October 31, 2016
Net income	$55	$23	$72
EBITDA	$267	$195	$545
Adjusted EBITDA	$322	$245	$637

Reconciliation of Non-GAAP Financial Measures

Our non-GAAP adjustments include:

•	Restructuring—reflects costs, net of reversals, related to workforce optimization and real estate charges.

•	Debt extinguishment costs—reflects costs incurred to prepay certain historical indebtedness including debt repaid by Vencore.

•	Transaction, separation, and integration-related costs—reflects costs related to separation, integration planning, financing, and advisory fees associated with the Spin-Off and the Mergers, and other mergers and acquisitions.

•	Pension and other post-employment benefits (“OPEB”) actuarial and settlement losses—reflects pension and OPEB actuarial and settlement gains and losses from mark-to-market accounting.

•	Share-based compensation—represents the share-based compensation expense recognized by USPS and Vencore.

•	NBIB adjustment—represents costs associated with hiring, training and certain other activities pursuant to a services contract between Vencore and NBIB, in connection with accelerating the recruitment and training of investigators to support the expected increase in case work pursuant such contract. For purposes of calculating Consolidated EBITDA (as defined in the New Term Facility), an adjustment of up to $25 million for these costs, on a trailing twelve month basis, is allowed pursuant to the terms of the New Term Facility. See “Description of Material Indebtedness—Term Loan Facilities and Revolving Credit Facility.”

The Separation and Distribution Agreement provides for certain cost structure protection of activities identified as “corporate dedicated and corporate shared expenses” (the “Corporate Expenses”), which are further described in “The Separation and Distribution Agreement and Ancillary Agreements” section of this information statement. The accompanying pro forma combined non-GAAP financial measures currently do not reflect any adjustment for reduction in the Corporate Expenses to the agreed upon target of $116 million for the most recent three-month period for which financial information is reasonably available preceding the Distribution Date.

Additionally, the accompanying pro forma combined non-GAAP financial measures do not reflect the costs of integration activities or benefits that may result from the realization of anticipated first-year synergies which are discussed above in “Summary—The Transactions—Transaction Rationale—Synergies” and elsewhere in this Information Statement.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA on a historical and pro forma basis for the six months ended September 30, 2017 is as follows:

(in millions)	Historical USPS for the Six Months Ended September 30, 2017	Historical Vencore for the Six Months Ended September 29, 2017	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	$72	$2	$(19)	$55
Income tax expense (benefit)	46	8	(16)	38
Interest expense, net	7	42	5	54
Depreciation and Amortization	70	15	35	120

EBITDA	195	67	5	267
Restructuring	7	3	—	10
Debt extinguishment costs	—	4	—	4
Transaction, separation and integration-related costs	20	5	(4)	21
Pension and OPEB Actuarial and Settlement Losses	—	—	(1)	(1)
Share-based compensation	—	(2)	2	—
NBIB	—	21	—	21

Adjusted EBITDA (1)	$222	$98	$2	$322

(1)	Includes $70 million of Corporate Expenses (as defined above) and $11 million of corporate global function expense which is expected to be largely eliminated on a prospective basis.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA on a historical and pro forma basis for the five months ended March 31, 2017 is as follows:

(in millions)	Historical USPS for the Five Months Ended March 31, 2017	Historical Vencore for the Five Months Ended March 31, 2017	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	$36	$6	$(19)	$23
Income tax expense (benefit)	23	11	(14)	20
Interest expense, net	10	30	5	45
Depreciation and Amortization	73	14	20	107

EBITDA	142	61	(8)	195
Restructuring	—	2	—	2
Transaction, separation and integration-related costs	34	—	—	34
Pension and OPEB Actuarial and Settlement Losses	—	—	7	7
Share-based compensation	7	(2)	2	7

Adjusted EBITDA (1)	$183	$61	$1	$245

(1)	Includes $48 million of Corporate Expenses (as defined above) and $3 million of corporate global function expense which is expected to be largely eliminated on a prospective basis.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA on a historical and pro forma basis for the twelve months ended October 31, 2016 is as follows:

(in millions)	Historical USPS for the Twelve Months Ended October 31, 2016	Vencore for the Twelve Months Ended December 31, 2016	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	$80	$20	$(28)	$72
Income tax expense (benefit)	49	25	(20)	54
Interest expense, net	31	77	5	113
Depreciation and Amortization	225	35	46	306

EBITDA	385	157	3	545
Restructuring	20	6	—	26
Debt extinguishment costs	—	7	—	7
Transaction, separation and integration-related costs	34	—	—	34
Pension and OPEB Actuarial and Settlement Losses	—	3	2	5
Share-based compensation	20	—	—	20

Adjusted EBITDA (1)	$459	$173	$5	$637

(1)	Includes $120 million of Corporate Expenses (as defined above) and $12 million of corporate global function expense which is expected to be largely eliminated on a prospective basis.

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to the businesses of Ultra and Vencore, others to the Spin-Off, and others to the Mergers. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects and the actual outcome of matters as to which forward-looking statements are made in this Information Statement. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment. While we believe we have identified and discussed below the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition, results of operations and prospects in the future.

Past performance may not be a reliable indicator of future financial performance. Future performance and historical trends may be adversely affected by the following factors, as well as other variables, and should not be relied upon to project future period results.

Risks Relating to Ultra’s Business

We depend on contracts with the U.S. government and its contractors for most of our revenue. If our relationships with such agencies are harmed, our future revenue and operating profits could materially decline.

The government, at the U.S. federal, state and local levels, is our primary customer, with revenue from contracts ask orders, either as a prime contractor or a subcontractor, accounting for substantially all of our revenue on a pro forma basis for the year ended October 31, 2016. We believe the future growth of our business will continue to depend primarily on our ability to be awarded work under U.S. government contracts, as we expect this will be the primary source of substantially all of our revenue in the foreseeable future.

For this reason, any issue that compromises our relationship with the U.S. government generally or any U.S. government agency that we serve could cause our revenue to materially decline. Among the key factors in maintaining our relationship with U.S. government agencies are our performance on contracts and task orders, the strength of our professional reputation, compliance with applicable laws and regulations, and the strength of our relationships with customer personnel. In addition, the mishandling or the perception of mishandling of sensitive information, such as our failure to maintain the confidentiality of sensitive information associated with the work we perform for our customers, or even the existence of our business relationships with certain of our customers, including as a result of misconduct or other improper activities by our employees or subcontractors, or a failure to maintain adequate protection against security breaches, including those resulting from cyber-attack, could harm our relationship with U.S. government agencies. Our relationship with the U.S. government could also be damaged as a result of an agency’s dissatisfaction with work performed by us, a subcontractor, or other third parties who provide services or products for a specific project for any reason, including due to perceived or actual deficiencies in the performance or quality of our work, and we may incur additional costs to address any such situation and the profitability of that work might be impaired. In addition, to the extent our performance under a contract does not meet a U.S. government agency’s expectations, the customer may seek to terminate the contract prior to its scheduled expiration date, provide a negative assessment of our performance to government-maintained contractor past-performance repositories, fail to award us additional business under existing contracts or otherwise, and direct future business to our competitors. Further, negative publicity concerning government contractors in general or us in particular may harm our reputation with U.S. government contractors. To the extent our reputation or relationships with U.S. government agencies is impaired, our revenue and operating profits could materially decline.

U.S. government spending and mission priorities could change in a manner that adversely affects our business, financial condition, results of operations or prospects.

Substantially all of our revenue is generated from contracts with the U.S. government and its agencies. Our business, financial condition, results of operations or prospects could be adversely affected by several causes, including:

•	budgetary constraints, including Congressionally mandated automatic spending cuts, affecting U.S. federal government spending generally, or specific agencies in particular, and changes in available funding;

•	a shift in expenditures away from agencies or programs that we support, including a shift in the focus of government research programs to short-term activities that are more urgent, thus reducing funding for forward-looking research;

•	U.S. government shutdowns due to a failure by elected officials to fund the government (such as the federal government shutdown in 2014 and the recent shutdown in January 2018, which could occur again in 2018 following the expiration of any continuing resolutions) or weather-related closures in the Washington, D.C. area (such as that which occurred in the winter of 2016) and other potential delays in the appropriations process;

•	reduced U.S. federal government outsourcing of functions that we are currently contracted to provide, including as a result of increased insourcing by various U.S. federal government agencies due to changes in the definition of “inherently governmental” work, including proposals to limit contractor access to sensitive or classified information and work assignments;

•	further efforts to improve efficiency and reduce costs affecting government programs;

•	changes in government programs that we support or related requirements;

•	a continuation of recent efforts by the federal government to decrease spending for management support service contracts;

•	government agencies awarding contracts on a technically acceptable/lowest-cost basis to reduce expenditures;

•	delays in the payment of our invoices by government payment offices;

•	an inability by the federal government to fund its operations as a result of a failure to increase the federal government’s debt ceiling, a credit downgrade of U.S. government obligations or for any other reason; and

•	changes in the political climate and general economic conditions, including a slowdown of the economy or unstable economic conditions and responses to conditions, such as emergency spending, that reduce funds available for other government priorities.

In addition, any disruption in the functioning of U.S. government agencies, including as a result of U.S. government closures and shutdowns, terrorism, war, natural disasters, destruction of or damage to U.S. government facilities, and other potential calamities could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to deploy our staff to customer locations or facilities as a result of such disruptions.

Further, a significant portion of our business depends upon continued U.S. federal government expenditures on intelligence, defense, space and federal civilian programs for which we provide support. These expenditures have not remained constant over time, have been reduced in certain periods and, recently, have been affected by the U.S. federal government’s efforts to improve efficiency and reduce costs affecting U.S. federal government programs generally.

The U.S. federal government budget deficits, the national debt, and the prevailing economic condition, and actions taken to address them, could continue to negatively affect U.S. federal government expenditures on intelligence, defense, space and federal civilian programs for which we provide support. In particular, the Budget Control Act of 2011 (as amended by the American Taxpayer Relief Act of 2012, the Bipartisan Budget Act of 2013 and the Bipartisan Budget Act of 2015) provides for automatic spending cuts (referred to as sequestration) totaling approximately $1.2 trillion between 2013 and 2021, including an estimated $500 billion in federal defense spending cuts over this time period. The Bipartisan Budget Act of 2015 set spending limits for the U.S. fiscal 2017 budget across the U.S. federal government and increased the prior discretionary spending caps in both defense and non-defense. While recent budget actions reflect a more measured and strategic approach to addressing the federal government’s fiscal challenges, there remains uncertainty as to how exactly budget cuts, including sequestration, could impact us, and we are therefore unable to predict the extent of the impact of such cuts on our business, results of operations and prospects. In addition, in response to an Office of Management and Budget mandate, U.S. federal government agencies have reduced management support services spending in recent years. If federal awards for management support services continue to decline, our revenue and operating profits may materially decline and further efforts by the Office of Management and Budget to decrease federal awards for management support services could have a material and adverse effect on our business, results of operations and prospects.

These or other factors could cause our intelligence, defense, space and federal civilian customers to decrease the number or value of new contracts awarded generally and fail to award us new contracts, reduce their purchases under our existing contracts, exercise their right to terminate our contracts, or not exercise options to renew our contracts, any of which could cause a material decline in our revenue.

A delay in the completion of the U.S. federal government’s budget process could have a material adverse effect on our revenue and operating results.

On an annual basis, the U.S. Congress must approve budgets that govern spending by each of the federal agencies we support. When the U.S. Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, the U.S. Congress typically enacts a continuing resolution. A continuing resolution allows U.S. federal government agencies to operate at spending levels approved in the previous budget cycle. Under a continuing resolution, funding may not be available for new projects. In addition, when U.S. federal government agencies operate on the basis of a continuing resolution, they may delay funding we expect to receive on contracts we are already performing. Any such delays would likely result in new business initiatives being delayed or canceled and could have a material adverse effect on our revenue and operating results. Furthermore, a failure to complete the budget process and fund government operations pursuant to a continuing resolution may result in a U.S. federal government shutdown, such as the recent shutdown in January 2018. Finally, while the U.S. Congress may pass a continuing resolution, similar to the continuing resolution passed in January 2018, it is possible no agreement on the annual budget may be reached and the U.S. government could shutdown again following the expiration of the continuing resolution that acted largely as a stopgap measure. A shutdown may result in us incurring substantial costs without reimbursement under our contracts and the delay or cancellation of key programs, which could have a material adverse effect on our revenue and operating results.

We are subject to a number of laws and regulations, including laws and regulations relating to procurement and anti-bribery laws. Our business and reputation could be adversely affected if we fail to comply with these laws.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. U.S. government contractors are subject to a greater risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities than companies with solely commercial customers. A violation of specific laws and regulations, by us, our employees, others working on our behalf, a supplier or a venture partner, could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or services and civil or criminal investigations or proceedings. In some instances, these laws and regulations impose terms or rights that are different from those typically found in commercial transactions. For example, the U.S. federal government may terminate any of our government contracts and subcontracts either at its convenience or for default based on our performance. Upon termination for convenience of a fixed-price type contract, we normally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss.

Upon termination for convenience of a cost-reimbursable contract, we normally are entitled to reimbursement of allowable costs plus a portion of the fee. Allowable costs would include our cost to terminate agreements with our suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation. We attempt to ensure that adequate funds are available by notifying the customer when its estimated costs, including those associated with a possible termination for convenience, approach levels specified as being allotted to its programs. As funds are typically appropriated on a fiscal-year basis and as the costs of a termination for convenience may exceed the costs of continuing a program in a given fiscal year, occasionally programs do not have sufficient funds appropriated to cover the termination costs were the U.S. federal government to terminate them for convenience. Under such circumstances, the U.S. federal government could assert that it is not required to appropriate additional funding.

A termination arising out of our default may expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, on those contracts for which we are teamed with others and are not the prime contractor, the U.S. federal government could terminate a prime contract under which we are a subcontractor, notwithstanding the quality of our services as a subcontractor. In the case of termination for default, the U.S. federal government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties. However, under such circumstances we have rights and remedial actions under laws and the Federal Acquisition Regulation (“FAR”).

U.S. federal government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, its cost structure, its business systems and compliance with applicable laws, regulations and standards. The U.S. federal government has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. Additionally, any costs found to be misclassified may be subject to repayment. We have unaudited and/or unsettled incurred cost claims related to past years, which places risk on our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines and suspension, or prohibition from doing business with the U.S. government. In addition, we could incur significant legal costs and suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight exists in most other countries where we conduct business.

We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and similar anti-bribery laws in other jurisdictions. We pursue opportunities in certain parts of the world that experience government corruption and in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our internal policies mandate compliance with all applicable anti-bribery laws. We require our employees, partners, subcontractors, agents, and others to comply with the FCPA and other anti-bribery laws. There is no assurance that our policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our employees and intermediaries. If we are found to be liable for FCPA violations (either due to our own acts or our omissions, or due to the acts or omissions of others), we could suffer from severe criminal or civil penalties or other sanctions, which could have a material adverse effect on our reputation, business, results of operations or cash flows. In addition, detecting, investigating, and resolving actual or alleged violations of the FCPA or other anti-bribery violations is expensive and could consume significant time and attention of our senior management.

The U.S. government’s organizational conflict of interest rules could limit our ability to successfully compete for new contracts or task orders, which would adversely affect our results of operations and prospects.

Past efforts by the U.S. government to reform its procurement practices have focused, among other areas, on the separation of certain types of work to facilitate objectivity and avoid or mitigate organizational conflicts of interest and the strengthening of regulations governing organizational conflicts of interest. Organizational conflicts of interest may arise from circumstances in which a contractor has:

•	impaired objectivity during performance;

•	unfair access to non-public information; or

•	the ability to set the “ground rules” for another procurement for which the contractor competes.

A focus on organizational conflicts of interest issues has resulted in legislation and regulations aimed at increasing organizational conflicts of interest requirements, including, among other things, separating sellers of products and providers of advisory services in major defense acquisition programs. For example, our current launch services support contracts for the U.S. government may limit our ability to apply our expertise and solutions to capitalize on all potential opportunities within the commercial launch market. Future legislation and regulations may increase the restrictions in current organizational conflicts of interest regulations and rules. To the extent that organizational conflicts of interest laws, regulations and rules limit our ability to successfully compete for new contracts or task orders with the U.S. government and/or commercial entities, either because of organizational conflicts of interest issues arising from our business or because companies with which we are affiliated or with which we otherwise conduct business create organizational conflicts of interest issues for us, our results of operations and prospects could be materially and adversely affected.

We may fail to obtain and maintain necessary security clearances or certifications which may adversely affect our ability to perform on certain contracts.

Many U.S. government programs require contractor employees and facilities to have security clearances or certifications. Depending on the level of required clearance, security clearances and certifications can be difficult and time-consuming to obtain. If we, our employees or prospective employees or facilities are unable to obtain or retain necessary security clearances or certifications, we may not be able to bid on, win or perform on new contracts, or effectively compete for expiring contracts, and we may lose existing contracts, which may adversely affect our operating results and inhibit the execution of our growth strategy.

We derive a majority of our revenue from contracts awarded through a competitive bidding process, and our revenue and profitability may be materially adversely affected if we are unable to compete effectively in the process.

We derive a majority of our revenue from U.S. government contracts awarded through competitive bidding processes including through competitions for orders under multiple award contracts. We do not expect this to change for the foreseeable future. Our failure to compete effectively in this procurement environment would have a material adverse effect on our revenue and profitability. In addition, our current contracts are re-competed from time to time, and we are not assured of winning these re-competes. In circumstances where we do not win those re-competes, and those lost contracts are not replaced, our operating results may be materially and adversely affected.

The competitive bidding process involves risk and significant costs to businesses operating in this environment, including:

•	the necessity to expend resources, make financial commitments (such as procuring leased premises) and bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in execution and cost overruns;

•	the substantial cost and managerial time and effort spent to prepare bids and proposals for contracts that may not be awarded to us;

•	the ability to accurately estimate the resources and costs that will be required to service any contract we are awarded;

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and

•	any opportunity cost of bidding and winning other contracts we might otherwise pursue.

In circumstances where contracts are held by other companies and are scheduled to expire, we still may not be provided the opportunity to bid on those contracts if the government extends the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for the duration of those contracts to the extent that there is no additional demand for such services. In addition, if the government elects to use a contract vehicle that we do not hold, we will not be able to compete for work under that contract vehicle as a prime contractor. An inability to consistently win new contract awards or compete for work as a prime contractor over any extended period could have a material adverse effect on our business, results of operations and prospects.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate or otherwise recover the expenses, time, and resources for our contracts.

We enter into several different types of contracts with our government customers for our services including cost-reimbursable, time-and-materials, and fixed-price. Each of these types of contracts, to varying degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract and adversely affect our operating results.

Under cost-reimbursable contracts, we are reimbursed for allowable costs up to a ceiling and paid a fee, which may be fixed or performance-based. If our actual costs exceed the contract ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. In particular, there is increasing focus by the U.S. government on the extent to which government contractors, including us, are able to receive reimbursement for employee compensation, including rules under the Bipartisan Budget Act of 2013 that substantially decreased the level of allowable compensation cost for executive-level employees and further applied the newly reduced limitation to all employees. In addition, there is risk of compensation being deemed unallowable or payments being withheld as a result of government audit, review, or investigation.

Under time-and-materials contracts, we are reimbursed for the hours worked using predetermined hourly rates for each labor category and typically reimbursed for other direct contract costs and expenses at cost. We assume financial risk on time-and-materials contracts because our costs of performance may exceed these negotiated hourly rates.

Under fixed-price contracts, we perform specific tasks for a pre-determined price. Compared to time-and-materials and cost-reimbursable contracts, fixed-price contracts generally offer higher margin opportunities because we receive the benefits of any cost savings, but involve greater financial risk because we bear the impact of any cost overruns. Because we assume the risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix could increase our risk of suffering losses.

Additionally, our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. For example, we may miscalculate the costs, resources, or time needed to complete projects or meet contractual milestones as a result of delays on a particular project, including delays in designs, engineering information, or materials provided by the customer or a third party, delays or difficulties in equipment and material delivery, schedule changes, and other factors, some of which are beyond our control.

We have recorded provisions in our consolidated financial statements for losses on our contracts, as required under GAAP, but our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future. Actual losses could have an adverse effect on our business and financial results.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our revenue and profitability.

We design and develop technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

In addition, our offerings cannot be tested and proven in all situations and are otherwise subject to unforeseen problems that could negatively affect revenue and profitability such as problems with quality and workmanship, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. Among the factors that may adversely affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the U.S. government customer of contract cost and fee payments we previously received.

Failure of third parties to deliver on commitments under contracts, and misconduct of employees, subcontractors, agents and business partners could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a significant adverse impact on our business and reputation.

Our contracts are expected to be complex and, in some instances, may require us to partner with other parties, including software and hardware vendors, to provide the complex solutions required by its customers. Our ability to deliver the solutions and provide the services required by our customers will be dependent on our abilities and our partners to meet customers’ delivery schedules. If we or our partners fail to deliver services or products on time, our ability to complete the contract may be adversely affected, which may have a material and adverse impact on our revenue and profitability.

Misconduct could include fraud or other improper activities such as falsifying time or other records and violations of laws and regulations, including the Procurement Integrity Act and anti-corruption laws. Other examples could include the failure to comply with our Code of Business Conduct, policies and procedures or with U.S. federal, state or local government procurement regulations, rules regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, international trade controls (particularly the International Traffic in Arms Regulations), lobbying or similar activities and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory sanctions against us, loss of current and future contracts and serious harm to our reputation. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and, as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could damage our reputation and subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with U.S. federal, state or local government agencies, any of which would adversely affect our business and our future results.

Our business could be adversely affected if there are delays, terminations or cancellations caused by our competitors protesting major contract awards received by us or there are adverse protest decisions in contracts awarded to us.

U.S. government contracts are frequently subject to bid protests from unsuccessful bidders on new program awards. It can take many months for the relevant U.S. government agency to resolve protests by one or more of our competitors of contract awards we receive. Bid protests may result in significant expense to us, termination or cancellation of an awarded contract as a result of the award being overturned. Even if we do not lose the awarded contract, the resulting delay in the startup and funding of the work under these contracts may cause our revenue and profitability to be materially and adversely affected.

Following the Spin-Off and Mergers, if we do not adequately remediate existing material weaknesses, or if we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Vencore has identified material weaknesses in its internal control over financial reporting. In connection with the audit of Vencore’s combined financial statements for the year ended December 31, 2016, material adjustments were identified related to years prior to 2016, which represented material weaknesses in its internal control over financial reporting as of December 31, 2016 and as of September 29, 2017. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Vencore’s material weaknesses related to the following:

Material adjustments were identified and recorded in the financial statements for the periods prior to 2016 related to the accounting for certain non-recurring or unique transactions involving a high level of complexity, subjectivity and judgment. During those periods Vencore did not retain a sufficient complement of personnel possessing the appropriate accounting knowledge and experience, which resulted in incorrect conclusions in the application of GAAP associated with non-recurring or unique transactions involving a high level of complexity, subjectivity and judgment. This material weakness contributed to additional material weaknesses in which, specifically, (1) Vencore did not design and maintain effective internal control over the accounting for business combinations including certain post-acquisition activities (including the assessment of appropriate reporting units) and (2) Vencore did not maintain effective controls over the period-end financial reporting process, specifically controls over the review by individuals with the appropriate accounting knowledge of certain significant account reconciliations that analyzed the accounting for business combinations and certain post-acquisition activities and the review of the consolidated financial statements.

These material weaknesses resulted in adjustments to Vencore’s consolidated financial statements for the years ended December 31, 2014 and 2015 related to the accounting for:

•	a contingent consideration liability related to Vencore’s acquisition of QNA SSG; and

•	certain lease abandonment liabilities.

Following the Spin-Off and the Mergers, we will continue to implement measures designed to improve our internal controls over financial reporting, in an effort to remediate these material weaknesses going forward. In addition, following the Spin-Off and the Mergers we will continue to evaluate whether we have a sufficient number of appropriately trained and experienced technical accounting personnel and will add new personnel as we deem necessary.

Although Vencore is in the process of carrying out these remediation activities, and we will continue to carry out these remediation activities related to the Vencore material weaknesses following the Spin-Off and the Mergers, we cannot assure you that the measures taken to date, together with any measures we may take in the future, will be sufficient to remediate these material weaknesses in our internal control over financial reporting or to avoid potential future material weaknesses. If the steps we take do not correct the historic Vencore material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, this could result in additional misstatements of the accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis. As we have not completed the design, evaluation and testing of our internal controls over financial reporting, we cannot be certain that these material weaknesses will be fully remediated or that other material weaknesses will not be discovered in the future.

If we are unable to successfully remediate the existing Vencore material weaknesses, or any future material weaknesses in our internal control over financial reporting, or if we identify any additional existing material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to exchange listing requirements, our reported financial results may be materially misstated, investors may lose confidence in our financial reporting and our stock price may decline as a result. As a result of such failures, we could also become subject to investigations by the exchange our common stock will be listed on, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, business and financial condition and divert financial and management resources from our core business.

There can be no assurance that our internal controls over financial reporting will be able to detect fraud or other issues.

We will be required under the Sarbanes-Oxley Act of 2002 to include a report of management on our internal controls that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the public accounting firm auditing our financial statements will be required to report on the effectiveness of internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. However, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There can be no assurance that all control issues or fraud will be detected. In connection with the Mergers, and as we continue to grow our business, our internal controls continue to become more complex and require more resources.

We may earn less revenue than projected, or no revenue, under certain of our contracts.

Following the Spin-Off and Mergers, some of our contracts with our clients are ID/IQ contracts. ID/IQ contracts provide for the issuance by the client of orders for services or products under the contract, and often contain multi-year terms and unfunded ceiling amounts, which allow but do not commit our U.S. government customer to purchase products and services from contractors. Our ability to generate revenue under each of these types of contracts depends upon our ability to be awarded task orders for specific services by the client. ID/IQ contracts may be awarded to one contractor (single award) or several contractors (multiple award). Multiple contractors must compete under multiple award ID/IQ contracts for task orders to provide particular services, and contractors earn revenue only to the extent that they successfully compete for these task orders. A failure to be awarded task orders under such contracts would have a material adverse effect on our results of operations and financial condition. In addition, our ability to maintain our existing business and win new business depends on our ability to maintain our prime and subcontractor positions on our ID/IQ contracts.

A termination of our defined benefit pension plan would adversely affect our financial condition and results of operations.

As of September 30, 2017, on a pro forma basis giving effect to the Spin-Off and Mergers, we would have had $77 million of unfunded pension obligations under our U.S. defined benefit pension plan. The Pension Benefit Guaranty Corporation (the “PBGC”) has authority under the Employment Retirement Income Security Act of 1974, as amended, to terminate an underfunded defined benefit pension plan under certain circumstances, including when (1) the plan has not met the minimum funding requirements, (2) the plan cannot pay current benefits when due, or (3) the loss to the PBGC is reasonably expected to increase unreasonably over time if the plan is not terminated. If the PBGC were to terminate our U.S. defined benefit pension plan, our obligations with respect to such plan would become due and payable in full. Any such event or the failure by us to pay our pension plan insurance premiums with respect to its U.S. defined benefit pension plan could result in the PBGC obtaining a lien on our assets. Such an event materially and adversely affect our financial condition and results of operations.

The U.S. government may revise its procurement, contract or other practices in a manner materially adverse to us at any time.

Our industry continues to experience significant changes to business practices as a result of an increased focus on affordability, efficiencies and recovery of costs, among other items. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential organizational conflicts of interest, deterrence of fraud, and environmental responsibility or sustainability could have a material adverse effect on us. Moreover, shifts in the buying practices of government agencies (such as increased usage of fixed-price contracts with disclosure of cost and pricing data, multiple award contracts and small business set-aside contracts) could have material adverse effects on government contractors, including us. The government may:

•	revise its procurement practices or adopt new contract laws, rules, and regulations, such as cost accounting standards, organizational conflicts of interest, and other rules governing inherently governmental functions at any time;

•	reduce, delay, or cancel procurement programs resulting from government efforts to improve procurement practices and efficiency;

•	limit the creation of new government-wide or agency-specific multiple award contracts;

•	face restrictions or pressure from government employees and their unions regarding the amount of services the U.S. federal, state or local governments may obtain from private contractors;

•	award contracts on a technically acceptable/lowest-cost basis to reduce expenditures, and we may not be the lowest-cost provider of services;

•	adopt new socio-economic requirements, including setting aside procurement opportunities for small, disadvantaged, minority-, women- or veteran-owned businesses;

•	change the basis upon which it reimburses our compensation and other expenses or otherwise limit such reimbursements; and

•	at its option, terminate or decline to renew our contracts.

In addition, any new contracting methods could be costly or administratively difficult for us to implement and could materially adversely affect our future revenue and profit margin. Furthermore, changes to the procurement system could cause delays in the procurement decision-making process. Any such changes to the government’s procurement practices or the adoption of new contracting rules or practices could impair our ability to obtain new or re-compete contracts and any such changes or increased associated costs could materially and adversely affect our results of operations. Moreover, cost-cutting initiatives recently announced by the Secretary of Defense may significantly change the way the U.S. federal government solicits, negotiates, and manages its contracts, which could result in an increase in competitive pressure and decreased profitability on contracts and have a material adverse effect on our results of operations.

The U.S. federal government may prefer small, disadvantaged, minority-, women- or veteran-owned businesses. As a result we may have fewer opportunities to bid on new or incumbent work.

As a result of Small Business Administration set-aside and preference programs, the U.S. federal government may decide to restrict certain procurements only to bidders that qualify as small, disadvantaged, minority-, women- or veteran-owned. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted as to the work we could perform as a subcontractor on those programs. An increase in the amount of procurements under the Small Business Administration set-aside program may impact our ability to bid on new procurements as a prime contractor or restrict our ability to re-compete on incumbent work that is placed in the set-aside program.

Our business is subject to reviews, audits and cost adjustments by the U.S. federal government, which, if resolved unfavorably to us, could adversely affect our profitability, cash flows or growth prospects.

The Defense Contract Audit Agency (“DCAA”), Defense Contract Management Agency (“DCMA”) and others routinely audit and review a contractor’s performance on government contracts, indirect cost rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, which are defined as the contractor’s accounting, earned value management, estimating, materials management, property management and purchasing systems. A finding of material weakness or significant control deficiencies in a contractor’s business systems or a finding of noncompliance with the FAR Cost Accounting Standards can result in reduced billing rates to U.S. government customers until the material weakness or control deficiencies are corrected and their remediation is accepted by the DCMA. The agencies conducting these audits and reviews have come under increased scrutiny. As a result, audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted which has increased the likelihood of an audit or review resulting in an adverse outcome.

Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Further, we currently intend to integrate the USPS and Vencore business systems, and as a result, any finding of noncompliance in either USPS or Vencore could result in a negative impact for the combined entity. Such adjustments, whether to USPS, Vencore, or to the combined entity, can be applied retroactively, which could result in significant customer refunds. Receipt of adverse audit findings or the failure to obtain an “approved” determination on our various business systems could significantly and adversely affect our business by, among other things, restricting our ability to bid on new contracts and, for those proposals under evaluation, diminishing our competitive position. A determination of noncompliance, in either USPS, Vencore or Ultra’s business systems, could also result in the U.S. federal government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny. Increased scrutiny could adversely impact our ability to perform on contracts, affect our ability to invoice for work performed, delay the receipt of timely payment on contracts, and weaken our ability to compete for new contracts with the U.S. federal government.

If we cannot collect our receivables or if payment is delayed, our business and financial condition may be materially and adversely affected.

We depend on the timely collection of our receivables to generate cash flow, provide working capital, and continue our business operations. Over the course of a long-term contract, a customer’s financial condition may decline and lower its ability to pay its obligations. This would cause our cash collections to decrease and bad debt expense to increase. While we may resort to alternative methods to pursue claims or collect receivables, these methods are expensive and time consuming and successful collection is not guaranteed. Failure to collect our receivables or prevail on claims would have an adverse effect on our profitability and cash flows.

U.S. federal, state or local governments may delay or fail to pay invoices for a number of reasons, including lack of appropriated funds, lack of an approved budget, or as a result of audit findings by government regulatory agencies. Some prime contractors for whom we are a subcontractor have significantly fewer financial resources than we do, which may increase the risk that we may not be paid in full or that payment may be delayed.

Our U.S. federal, state and local government contracts may be terminated by such U.S. federal, state or local government customer at any time and may contain other provisions permitting such customer to discontinue contract performance, allow a contract to expire, or that are otherwise unfavorable to us (e.g., federal government’s decision not to renew an option), and if discontinued contracts are not replaced, our operating results may differ materially and adversely from those anticipated.

U.S. federal, state and local government contracts contain provisions and are subject to laws and regulations that provide U.S. federal, state and local government customers with rights and remedies not typically found in commercial contracts. These rights and remedies allow such U.S. federal, state or local government customer to, among other things:

•	terminate existing contracts, with short notice, for convenience as well as for default;

•	reduce orders under or otherwise modify contracts;

•	for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

•	for some contracts, demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and/or reduce the contract price under certain triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract or issue task orders in connection with ID/IQ contracts;

•	assert rights in solutions, systems, and technology produced by us during contract performance, and continue to use that work product without continuing to contract for our services, and/or disclose or permit such work product to be used by third parties, including other U.S. government agencies and our competitors, which could harm our competitive position;

•	prohibit future procurement awards with a particular U.S. federal government agency due to a finding of organizational conflicts of interest based upon prior related work performed for the U.S. federal government agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

•	suspend or debar us from doing business with the U.S. federal government;

•	impose fines and penalties on us, and subject us to criminal prosecution;

•	repurpose funds to address rated orders;

•	control or prohibit the export of our services; and

•	impose special handling and control requirements for controlled information.

Recent and potential future budget cuts, the impact of sequestration and recent efforts by the Office of Management and Budget to decrease federal awards for management support services may cause U.S. federal government agencies with which we currently have contracts to terminate, reduce the number of task orders under or fail to renew such contracts. If a U.S. federal, state or local government customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts, or suspend or debar us from doing business with such U.S. federal, state or local government customer, our revenue and operating results could be materially harmed.

Our business is subject to fluctuations that may cause our operating results to decline.

The U.S. fiscal year ends on September 30th of each year. While not certain, it is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions in the weeks before the end of the U.S. fiscal year in order to avoid the loss of unexpended fiscal year funds. In addition, we have also historically experienced higher bid and proposal costs in the months leading up to the U.S. fiscal year end as we pursue new contract opportunities expected to be awarded early in the following U.S. fiscal year as a result of funding appropriated for that U.S. fiscal year. We may continue to experience this seasonality in future periods, and our results of operations may be affected by it. While not certain, changes in the U.S. federal government’s funding and spending patterns have altered historical seasonality trends, supporting our approach to managing the business on an annual basis. Seasonality is just one of a number of factors, many of which are outside of our control, which may negatively affect our operating results in any period.

Our ability to provide customers with competitive services is dependent on our ability to attract and retain qualified personnel, including our senior management team.

Our ability to grow and provide our customers with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills necessary to serve our customers. The markets we serve are highly competitive and competition for skilled employees in the technology outsourcing, consulting, and systems integration and enterprise services markets is intense for both onshore and offshore locales. Personnel with the requisite skills, qualifications, or security clearance may be in short supply or generally unavailable. The loss of personnel could impair our ability to perform under certain contracts, which could have a material adverse effect on our consolidated financial position, results of operations, prospects and cash flows.

In addition, due to the Mergers, uncertainty around future employment opportunities, facility locations, organizational and reporting structures, and other related concerns may impair our ability to attract and retain qualified personnel. If employee attrition is higher than expected due to difficulties encountered in the integration process it may adversely impact our ability to realize the anticipated benefits of the Mergers.

If we do not hire, train, motivate, and effectively utilize employees with the right mix of skills and experience in the right geographic regions and for the right offerings to meet the needs of our customers, our financial performance could suffer. For example, if our employee utilization rate is too low, our profitability, and the level of engagement of our employees could decrease. If that utilization rate is too high, it could have an adverse effect on employee engagement and attrition and the quality of the work performed, as well as our ability to staff projects. If we are unable to hire and retain enough employees with the skills or backgrounds needed to meet current demand, we may need to redeploy existing personnel, increase our reliance on subcontractors or increase employee compensation levels, all of which could also negatively affect our profitability. We may also incur increased costs if we have more employees than necessary with certain skill sets or in certain geographies as we will need to rebalance our supply of skills and resources with customer demand in those geographies.

In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our senior management team and its ability to generate new business and execute projects successfully. Our senior management team is very important to our business because personal reputations and individual business relationships are a critical element of obtaining and maintaining customer engagements in our industry, particularly with agencies performing classified operations. The loss of any of our senior executives could cause us to lose customer relationships or new business opportunities, which could cause actual results to differ materially and adversely from those anticipated.

Our business and financial results could be negatively affected by cyber-attack, service interruptions or other security threats.

As a provider of IT services to U.S. public sector customers, we store and process large amounts of sensitive information which includes personally identifiable information, protected health information, personnel information, classified information, financial information and other confidential information concerning our business and employees and those of our customers (collectively referred to below as “sensitive information”). We are continuously exposed to risk from cyber-attack and other security threats, including computer viruses and attacks by hackers. Any electronic or other security breach or compromise may jeopardize security of sensitive or other information stored or transmitted through our IT systems and networks, and could expose us to regulatory scrutiny, actions and penalties, extensive contractual liability litigation, reputational harm, and a loss of customer confidence, which could potentially have an adverse impact on future business with current and potential customers.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of these products. In addition, sophisticated hardware and operating system software and applications produced or procured from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malicious software programs, and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service, and loss of existing or potential customers, which may impede our sales, manufacturing, distribution or other critical functions.

We work with other companies in the industry and government participants to share threat intelligence and promote increased awareness and enhanced protections against cybersecurity threats, and we seek to detect and investigate all security events and to prevent their occurrence or recurrence. We continue to improve our threat protection, detection and mitigation policies, procedures and controls. Our security measures are designed to identify and protect against security breaches and cyber-attack and no threat incident identified to date has resulted in a material adverse effect on us or our customers. However, our failure to detect, prevent or adequately respond to a future threat incident could subject us to liability and reputational damage and have a material adverse effect on our business.

Increasing data privacy and information security obligations could also impose additional regulatory pressures on our customers’ businesses and, indirectly, on our operations. In response, some of our customers have sought and may continue to seek, to contractually impose certain strict data privacy and information security obligations on us. Under certain of our customer contracts we are specifically tasked with cybersecurity measures and thus are affirmatively responsible for implementing cybersecurity measures to protect against, detect and mitigate these threats. Some of our customer contracts may not limit our liability for the loss of confidential information. If we are unable to adequately address these concerns, our business, results of operations and prospects could suffer. Compliance with new privacy and security laws, requirements and regulations, where required or undertaken by us, may result in cost increases due to potential systems changes, the development of additional administrative processes and increased enforcement actions, fines and penalties. While we strive to comply with all applicable data protection laws and regulations as well as internal privacy policies, any failure or perceived failure to comply or any misappropriation, loss or other unauthorized disclosure of sensitive or confidential information may result in proceedings or actions against us by government or other entities, private lawsuits against us (including class actions) or the loss of customers, which could potentially have an adverse effect on our business, reputation, results of operations and prospects.

The Separation and Distribution Agreement limits both our and DXC’s ability to engage in certain competitive activities.

The Separation Agreement and Distribution includes non-compete provisions pursuant to which we and DXC generally agree to not compete in certain product and service categories for two years following the Distribution, subject to certain exceptions set forth in the Separation and Distribution Agreement. See “The Transaction Agreements—The Separation and Distribution Agreement—Non-Competition.” The foregoing restrictions may limit our ability to engage in certain activities, may potentially lead to disputes and may materially and adversely affect our business, financial condition, results of operations and prospects.

We are defendants in pending litigation that may have a material and adverse impact on our profitability and liquidity.

We are party to a number of disputes that involve or may involve litigation. We also may become a party to a variety of lawsuits or claims and suits that arise from time to time in the ordinary course of our business. We are not able to predict the ultimate outcome of these disputes or the actual impact of these matters on our profitability. If we agree to settle these matters or judgments are secured against us, we may incur liabilities that may have a material and adverse impact on our liquidity and earnings. See Note 10 to the combined financial statements of USPS and Note 20 to the combined financial statements of Vencore.

Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, environmental, health and safety, immigration, taxation, anti-corruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. We also conduct business in certain identified growth areas, such as national security, national intelligence, health IT and energy, which are highly regulated and may expose us to increased compliance risk. Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business (including suspension or disbarment from government contracts or grants) and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

In the course of providing services to customers, we may inadvertently infringe on the IP rights of others and be exposed to claims for damages.

In recent years, there has been significant litigation involving IP rights in technology industries. The solutions we provide to our customers may inadvertently infringe on the IP rights of third parties resulting in claims for damages against us or our customers.

Any infringement, misappropriation or related claims, whether or not meritorious, are time consuming, divert technical and management personnel and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease utilizing certain products or services or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. If we are unable to prevail in the litigation or retain or obtain sufficient rights or develop non-infringing IP or otherwise alter our business practices on a timely or cost-efficient basis, our business and operating results may be adversely affected. Additionally, the publicity resulting from infringing IP rights may damage our reputation and adversely impact our ability to develop new business.

In addition, U.S. government contracts typically contain provisions that allow it to claim rights, including IP rights, in products and data developed and/or delivered under such agreements. We may not have the right to prohibit the U.S. government from using or disclosing certain technologies developed by us, and we may not be able to prohibit third party companies, including our competitors, from using those technologies commercially or in providing products and services to the U.S. government. The U.S. government generally takes the position that it has an unlimited right to royalty-free use of technologies that are developed under U.S. government contracts.

We will have substantial indebtedness after the Spin-Off and Ultra Payment, as well as after the Mergers, and we will have the ability to incur significant additional indebtedness, which could adversely affect our business, financial condition and results of operations.

On a pro forma basis, we will have substantial indebtedness and we may increase our indebtedness in the future. As of September 30, 2017, on a pro forma basis, our total outstanding indebtedness, including capital leases, would have been approximately $2.8 billion. In addition, Enterprise Services, a subsidiary of Ultra following the Internal Reorganization, will retain capitalized leases with an aggregate outstanding balance of up to $300 million, net of cash payments from DXC, and it will also retain approximately $79 million of indebtedness following the partial exchange of the EDS Notes for the DXC Notes.

Our level of indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	increase our cost of borrowing;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

•	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a potential disadvantage compared to our competitors that have less debt.

Our ability to make scheduled payments on and to refinance our indebtedness will depend on and be subject to our future financial and operating performance, which in turn is affected by general economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. Our business may fail to generate sufficient cash flow from operations or to borrow funds in an amount sufficient to enable us to make payments on our debt, to refinance our debt or to fund our other liquidity needs. If we were unable to make payments on or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances or negotiations with our lenders to restructure the applicable debt. The terms of debt agreements that we enter into in connection with the Spin-Off and Mergers and market or business conditions may limit our ability to take some or all of these actions. In addition, if we incur additional debt, the related risks described above could be exacerbated.

The agreements governing our indebtedness will contain restrictive covenants, which will restrict our operational flexibility.

The agreements governing our indebtedness will contain restrictions and limitations on our ability to engage in activities that may be in our long-term best interests, including covenants that place limitations on the incurrence of additional indebtedness; the creation of liens; the payment of dividends; sales of assets; fundamental changes, including mergers and acquisitions; loans and investments; negative pledges; transactions with affiliates; restrictions affecting subsidiaries; modification to charter documents in a manner materially adverse to the lenders; and changes in fiscal year and limitations on conduct of business.

In addition, certain agreements governing our indebtedness will contain financial covenants, including covenants requiring, as at the end of, and for, each fiscal quarter of Ultra ending after the Distribution Date, (a) a ratio of consolidated total net debt to consolidated EBITDA (as defined in the debt agreement) not in excess of 4.50:1.00, stepping down to 3.75:1.00 no later than the end of the first full fiscal quarter ending at least 18 months after the Distribution Date; and (b) a consolidated EBITDA to interest expense ratio of not less than 3.00:1.00. The agreements governing our indebtedness will also contain affirmative covenants and representations and warranties customary for financings of this type.

Events beyond our control could affect our ability to meet these covenants. Our failure to comply with obligations under the agreements governing our indebtedness may result in an event of default under those agreements. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. This could have serious consequences to our financial condition, operating results and business and could cause us to become insolvent or enter bankruptcy proceedings.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

Subsequent to the Spin-Off, we will need to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and new sources of capital, including additional financing. Our ability to obtain future financing will depend, among other things, on our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets could make it more difficult and more expensive for us to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Historically, we have relied on DXC and its credit facilities and its access to capital for our financing needs but, after the Spin-Off, we will not have access to DXC’s credit for our future financings. There can be no assurance that, as a new independent public company, we will have sufficient access to the capital markets on terms that we will we find acceptable.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, business combinations, impairment of goodwill, indefinite-lived intangible assets and long-lived assets, inventory and equity-based compensation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition.

Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

Recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, and revising the rules governing net operating losses. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service (“IRS”), any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While our analysis and interpretation of this legislation is preliminary and ongoing, based on our current evaluation, we expect that the reduction of the U.S. corporate income tax rate will require a write-down of our deferred income tax liabilities resulting in a material noncash benefit against earnings in the third quarter of fiscal year 2018, the period in which the tax legislation was enacted, which may be subject to further adjustment in subsequent periods throughout fiscal years 2018 and 2019 in accordance with recent interpretive guidance issued by the SEC. Further, there may be other material adverse effects resulting from the legislation that we have not yet identified.

Our ability to pursue strategic acquisitions and partnerships may impact our ability to compete in the markets we serve.

Besides pursuing organic growth, we may explore potential strategic acquisitions that could allow us to expand our operations. However, we may be unable to identify attractive candidates or complete acquisitions on terms favorable to us. In addition, our ability to successfully integrate the operations we acquire and leverage these operations to generate revenue and earnings growth may significantly impact future revenue and earnings as well as investor returns. Integrating acquired operations is a significant challenge and there is no assurance that we will be able to manage such integrations successfully. Failure to successfully integrate acquired operations may adversely affect our cost structure, thereby reducing our margins and return on investment.

We have also entered into, and expect to seek to enter into, additional strategic partnerships with other industry participants as part of an effort to expand our business. However, we may be unable to identify attractive strategic partnership candidates or complete such partnerships on terms favorable to us. In addition, if we are unable to successfully implement our partnership strategies or our strategic partners do not fulfill their obligations or otherwise do not prove advantageous to our business, our investments in such partnerships and our anticipated business expansion could be adversely affected.

Achieving our growth objectives may prove unsuccessful. We may be unable to identify future attractive acquisitions and strategic partnerships, which may adversely affect our growth. In addition, our ability to consummate or integrate acquisitions or to consummate or implement our strategic partnerships may be materially and adversely affected.

Risks Relating to the Spin-Off and Mergers

The proposed Spin-Off and Mergers are contingent upon the satisfaction of a number of conditions, and the Spin-Off and Mergers may not be consummated on the terms or timeline currently contemplated.

On October 11, 2017, DXC’s board of directors unanimously approved a plan to combine the USPS business with Vencore’s business to form a separate, independent publicly traded company to serve U.S. public sector customers. For further discussion regarding aspects of the Spin-Off and Mergers see “Summary—Questions and Answers about the Transaction”.

The consummation of the Mergers is subject to certain conditions, including (i) the completion of the Internal Reorganization, the payment of the Ultra Payment, and the completion of the Distribution, (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the effectiveness of the registration statement to be filed with the SEC and the approval for listing on the NYSE or the NASDAQ Global Market of the shares of Ultra common stock to be issued in the Distribution, (iv) the accuracy of the parties’ representations and warranties and the performance of their respective covenants contained in the Merger Agreement, and (v) DXC’s receipt of an opinion of Skadden Arps to the effect that the Spin-Off should qualify as a tax-free transaction for U.S. federal income tax purposes. For these and other reasons, the Spin-Off and Mergers may not be completed on the terms or timeline contemplated, if at all.

The proposed Spin-Off and Mergers may result in disruptions to relationships with customers and other business partners or may not achieve the intended results.

If we complete the Spin-Off and Mergers, there can be no assurance that we will be able to realize the intended benefits of the transactions or that the combined company will perform as anticipated. Specifically, the proposed transactions could cause disruptions in the USPS business and the Vencore business, including by disrupting operations or causing customers to delay or to defer decisions or to end their relationships, or otherwise limiting the ability to compete for or perform certain contracts or services or other potential effects relating to organizational conflict of interest issues, including action to mitigate or avoid OCIs or lost business opportunity. If the USPS business and the Vencore business face difficulties in integrating their businesses, or the Vencore business face difficulties in their businesses generally, the Spin-Off and Mergers, if completed, may not achieve the intended results.

Further, it is possible that current or prospective employees of the USPS business or the Vencore business could experience uncertainty about their future roles with the combined company, which could harm the ability of the USPS business or the Vencore business to attract and retain key personnel. Any of the foregoing could adversely affect our remaining businesses, the USPS business or the Vencore business, the financial condition of such businesses and their results of operations and prospects.

The actions required to implement the Spin-Off and Mergers will take significant management time and attention and may require us to incur significant costs.

The Spin-Off and Mergers will require significant amounts of management’s time and resources, which will be in addition to and may divert management’s time and attention from the operation of our remaining businesses and the execution of our other strategic initiatives. Additionally, we may incur significant costs in connection with the Spin-Off and Mergers. The Merger Agreement contains certain termination rights for DXC, Vencore Holding Corp. and KGS Holding Corp. The Merger Agreement further provides that, if the Distribution is not completed in accordance with the terms and conditions of the Separation Agreements on or before October 1, 2018, a termination fee of $50 million may be payable by DXC to Vencore Holding Corp. and KGS Holding Corp. upon termination of the Merger Agreement under specified circumstances.

The Spin-Off could result in substantial tax liability to DXC and its stockholders that receive Ultra common stock in the Distribution.

Among the conditions to completing the Spin-Off and Mergers will be DXC’s receipt of a written opinion of Skadden Arps substantially to the effect that, for U.S. federal income tax purposes, (i) the Spin-Off should qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code, (ii) DXC should recognize no gain or loss under Section 361(c) of the Code upon the Distribution, and (iii) DXC’s stockholders should recognize no gain or loss under Section 355(a) of the Code upon the receipt of Ultra common stock in the Distribution.

This opinion will be based on, among other things, various factual representations and assumptions, as well as certain undertakings made by DXC and Ultra. If any of those representations or assumptions is untrue or incomplete in any material respect or any of those undertakings is not complied with, the conclusions reached in the opinion could be adversely affected and the Spin-Off may not qualify for tax-free treatment. Furthermore, an opinion of counsel is not binding on the Internal Revenue Service (“IRS”) or the courts. Accordingly, no assurance can be given that the IRS will not challenge the conclusions set forth in the opinion or that a court would not sustain such a challenge. If, notwithstanding DXC’s receipt of the opinion, the Spin-Off is determined to be taxable, DXC would recognize taxable gain as if it had sold the shares of Ultra in a taxable sale for their fair market value, which could result in a substantial tax liability. In addition, if the Spin-Off is determined to be taxable, each holder of DXC common stock who receives shares of Ultra would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares received, which could materially increase such holder’s tax liability.

Even if the Spin-Off otherwise qualifies as a tax-free transaction, the Distribution could be taxable to DXC (but not to its stockholders) under Section 355(e) of the Code if 50% or more of the stock of either DXC or Ultra is acquired, directly or indirectly, as part of a plan or series of related transactions that includes the Distribution. In this event, the resulting tax liability could be substantial. In connection with the Spin-Off, DXC will enter into a Tax Matters Agreement with Ultra, under which Ultra will agree not to undertake any transaction without DXC’s consent that could reasonably be expected to cause the Spin-Off to be taxable to DXC and to indemnify DXC for any tax liabilities resulting from such transactions (excluding the Mergers). These obligations and potential tax liabilities could be substantial.

Under the Tax Matters Agreement, Ultra will be restricted from taking certain actions that could adversely affect the intended U.S. federal income tax treatment of the Spin-Off and such restrictions could significantly impair Ultra’s ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement will generally restrict us from taking certain actions after the Spin-Off that could adversely affect the intended U.S. federal income tax treatment of the Spin-Off. Failure to adhere to these restrictions, including in certain circumstances that may be outside of our control, could result in tax being imposed on DXC for which we could bear responsibility and for which we could be obligated to indemnify DXC. In addition, even if we are not responsible for tax liabilities of DXC under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if DXC were to fail to pay such taxes. Because of these provisions in the Tax Matters Agreement, we will be restricted from taking certain actions, particularly for the two years following the Spin-Off, including (among other things) the ability to freely issue stock, to make acquisitions and to raise additional equity capital. These restrictions could have a material adverse effect on our liquidity and financial condition, and otherwise could impair our ability to implement strategic initiatives. Also, our indemnity obligation to DXC might discourage, delay or prevent a change of control that our stockholders may consider favorable.

After the Spin-Off, certain of our directors and officers may have actual or potential conflicts of interest because of their previous or continuing positions at DXC.

Because of their current or former positions with DXC, certain of our expected directors and officers own DXC common stock and equity awards. Following the Spin-Off, even though our Board of Directors will consist of a majority of directors who are independent, some of our directors and officers will continue to have a financial interest in DXC common stock and equity awards. In addition, it is expected that one or more of the members on our Board of Directors may be employed by or otherwise associated with DXC. Continuing ownership of DXC common stock and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if we have disagreements with DXC about the contracts between us that continue or face decisions that could have different implications for us and DXC.

We intend to enter into certain agreements with DXC that may constrain our ability to expand, and agree to numerous restrictions to preserve the tax-free treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to enter into agreements with DXC prior to the Distribution that will restrict our ability to use certain IP to sell our services to customers other than U.S. federal government customers and our existing state and local customer base for a period after the Distribution. In addition, we expect to appoint DXC as our exclusive agent outside the U.S. with regard to certain non-U.S. customers, subject to some exceptions, for a period after the Distribution. While we have no current plans to expand our existing business in ways that would require us to engage in business beyond the scope of the rights to IP we expect to have at the time of Distribution, we would be unable to engage in business activities outside the scope of that license after the Distribution until the expiration of those restrictions unless we develop or acquire new IP.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from DXC, we may be more susceptible to market fluctuations and other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition, results of operations and prospects could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of DXC’s corporate organization, and DXC has provided us with various corporate functions. Following the Spin-Off, DXC will have no obligation to provide us with assistance other than the transition services described under “The Separation and Distribution Agreements and Ancillary Agreements” and “Certain Relationships and Related Party Transactions—Agreements with DXC.” These services do not include every service that we have received from DXC in the past, and DXC is only obligated to provide these services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from DXC. These services include IT, tax administration, treasury activities, technical accounting, benefits administration, procurement, legal and ethics and compliance program administration, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from DXC. Because our business has historically operated as part of the wider DXC organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. As part of DXC, we have benefited from DXC’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining goods and services, our business, financial condition, results of operations and prospects may be adversely affected.

We have no recent operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results.

We derived the USPS historical financial information included in this Information Statement from DXC’s combined and consolidated financial statements, and this information does not necessarily reflect the results of operations and financial positions we would have achieved as an independent publicly-traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of DXC’s broader corporate organization and DXC performed various corporate functions for us, including IT, tax administration, treasury activities, technical accounting, benefits administration, procurement, legal and ethics and compliance program administration. Our historical financial information reflects allocations of corporate expenses from DXC for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

•	We will enter into transactions with DXC that did not exist prior to the Spin-Off, such as DXC’s provision of transition services, which will cause us to incur new costs.

•	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from DXC, including changes in our cost structure, personnel needs, tax profile, financing and business operations. As part of DXC, we enjoyed certain benefits from DXC’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of DXC prior to the Spin-Off.

•	The Mergers will result in our consolidated operations and the results therefrom being substantially different than USPS’s operations and the results therefrom and a result, our historical information will not necessarily reflect our results of operations going forward.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent publicly-traded company. While we have been profitable as part of DXC, we cannot assure you that our profits will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data for USPS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS” and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

Our and Vencore’s historical and pro forma financial data are not necessarily representative of the results the combined company would have achieved and may not be a reliable indicator of the combined company’s future results.

Our and Vencore’s historical and pro forma financial data included in this Information Statement may not reflect what our or Vencore’s results of operations and financial position would have been had we been a combined company, and publicly traded, during the periods presented, or what the combined company’s results of operations, financial condition and cash flows will be in the future. In addition, the pro forma financial data we have included in this Information Statement are based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a combined company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

Some of the contracts to be transferred or assigned to us contain provisions requiring the consent of third parties in connection with the transactions contemplated by the Internal Reorganization and Distribution. If these consents are not obtained, we may be unable to enjoy the benefit of these contracts in the future.

Some of the contracts to be transferred or assigned to us in connection with the Internal Reorganization and Distribution contain provisions that require the consent of third parties to the Internal Reorganization, the Distribution or both. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

Certain of the USPS legal entities, including Enterprise Services, will be required to change their names within six months of the Distribution. We expect to enter into a Change of Name agreement with the U.S. federal government to effect this name change, and will be required to complete various administrative tasks relating to completion of the change of name process for those contracts and contract vehicles held by those legal entities. While we do not expect the completion of the process to delay payments to us in any material respect on contracts affected by the name change, we may experience protest by competitors of new awards of contracts to us on grounds relating to the Spin-Off.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with DXC that are based on the costs historically allocated to us by DXC.

We will enter into agreements with DXC related to our separation from DXC, including the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Matters Agreement, Real Estate Matters Agreement and Non-U.S. Agency Agreement and any other agreements, while we are still part of DXC, that are based on the costs historically allocated to us by DXC. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations among unaffiliated third parties. Among other things, pursuant to the Intellectual Property Matters Agreement, DXC will retain ownership of all proprietary IP (other than certain restricted IP developed by us, which DXC will assign to us) and license certain rights we require for use solely in connection with U.S. federal and certain U.S. state and local government customers, on a perpetual, royalty-free, non-assignable basis. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between DXC and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “The Separation and Distribution Agreement and Ancillary Agreements” and “Certain Relationships and Related Party Transactions.”

Our potential indemnification liabilities pursuant to the Separation and Distribution Agreement could materially and adversely affect us.

The Separation and Distribution Agreement between us and DXC will provide for, among other things, the principal corporate transactions required to effect the Spin-Off, certain conditions to the Spin-Off and provisions governing the relationship between us and DXC after the Spin-Off. For a description of the Separation and Distribution Agreement, see “The Separation and Distribution Agreement and Ancillary Agreements—Separation Agreement.” Among other things, the Separation and Distribution Agreement will provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to or arising out of our business. If we are required to indemnify DXC under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities.

In connection with the Spin-Off, DXC will indemnify us for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that DXC’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement and other agreements we will enter into in connection with the Spin-Off, DXC will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that DXC will agree to retain pursuant to these agreements, and there can be no assurance that DXC will be able to fully satisfy its indemnification obligations under these agreements. Moreover, even if we ultimately succeed in recovering from DXC any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from DXC.

Risks Relating to our Common Stock and Capital Structure

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on the                     . We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the IT services industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some DXC stockholders and, as a result, these DXC stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

DXC stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant DXC stockholder to sell our common stock following the Spin-Off, it is likely that some DXC stockholders, possibly including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. Following the Mergers, approximately 14% of our outstanding shares of common stock (on a fully diluted basis, excluding certain unvested equity incentive awards) will be owned by Veritas Capital. Pursuant to the Sponsor Side Letter, all of these shares will be eligible to be registered, subject to certain limitations, following the consummation of the Mergers. See “The Separation and Distribution Agreement and Ancillary Agreements—Sponsor Side Letter”. These shares will also be eligible for resale in the public market without registration subject to volume, manner of sale and holding period limitations under Rule 144 under the Securities Act. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

The combined post-Spin-Off value of DXC common stock and our common stock may not equal or exceed the pre-Spin-Off value of DXC common stock.

We cannot assure you that the combined trading prices of DXC common stock and our common stock after the Spin-Off will be equal to or greater than the trading price of DXC common stock prior to the Spin-Off. Until the market has fully evaluated the business of DXC without our business, the price at which DXC common stock trades may fluctuate more significantly than might otherwise be typical. Similarly, until the market has fully evaluated the stand-alone business of our company, the price at which shares of our common stock trades may fluctuate more significantly than might otherwise be typical, including volatility caused by general market conditions.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our Board of Directors. Our Board of Directors’ decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board of Directors deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends, and there can be no assurance that, in the future, the combined annual dividends paid on DXC common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on DXC common stock prior to the Spin-Off.

Your percentage ownership in Ultra may be diluted in the future.

Your percentage ownership in Ultra may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common share-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

We have contracts with the U.S. federal government that are classified which may limit investor insight into portions of our business.

Over the last three fiscal years of USPS and Vencore, an average of 4% of the revenues of USPS and 52% of the revenues of Vencore were derived from classified programs with the U.S. federal government that are subject to security restrictions which preclude the dissemination of information that is classified for national security purposes. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors may have less insight into our classified programs than our other programs and therefore less ability to fully evaluate the risks related to our classified business.

Provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and of Nevada law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Nevada law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

•	permit us to issue blank check preferred stock as more fully described under “Description of Our Capital Stock Anti-takeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws”;

•	preclude stockholders from calling special meetings except where such special meetings are requested by stockholders representing 75% of the capital stock entitled to vote. Our Amended and Restated Bylaws prevent stockholder action by written consent for the election of directors and require the written consent of 90% of the capital stock entitled to vote for any other stockholder actions by written consent; and

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Nevada law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Ultra, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock Anti-Takeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

All statements and assumptions contained in this Information Statement and in the documents incorporated by reference that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Forward-looking statements often include words such as “anticipates,” “believes,” “estimates,” “expects,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target,” and “will” and words and terms of similar substance in discussions of future operating or financial performance. These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved

Forward-looking statements include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, prospects, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to:

•	the inability or failure to perform under the various transaction agreements effecting Spin-Off or the Mergers;

•	the ability to realize the synergies and benefits expected to result from the Mergers within the anticipated time frame or in the anticipated amounts;

•	other risks related to the Spin-Off and the Mergers including anticipated tax treatment, unforeseen liabilities, and future capital expenditures;

•	any issue that compromises our relationships with the U.S. federal government, or any state or local governments, or damages our professional reputation;

•	changes in the U.S. federal government, state and local governments’ spending and mission priorities that shift expenditures away from agencies or programs that we support;

•	the size of our addressable markets and the amount of U.S. federal government, state and local governments’ spending on private contractors;

•	failure by us or our employees to obtain and maintain necessary security clearances or certifications;

•	failure to comply with numerous laws and regulations;

•	changes in government procurement, contract or other practices or the adoption by the government of new laws, rules and regulations in a manner adverse to us;

•	the termination or nonrenewal of our contracts;

•	our ability to compete effectively in the competitive bidding process and delays, contract terminations or cancellations caused by competitors’ protests of major contract awards received by us;

•	increased competition from other companies in our industry;

•	changes in senior management, the loss of key employees or the ability to retain and hire key personnel and maintain relationships with key business partners;

•	business interruptions in connection with our technology systems;

•	the competitive pressures faced by our business;

•	the effects of macroeconomic and geopolitical trends and events;

•	misconduct or other improper activities from our employees or subcontractors;

•	our ability to accurately estimate or otherwise recover expenses, time and resources for our contracts;

•	the protection of our IP assets, including IP licensed from third parties;

•	the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends;

•	the execution and performance of contracts by us and our suppliers, customers and partners; and

•	the resolution of pending investigations, claims and disputes.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vencore” in this Information Statement. You should evaluate all forward-looking statements made in this Information Statement in the context of these risks and uncertainties.

No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Information Statement or to reflect the occurrence of unanticipated events, except as required by law.

THE TRANSACTIONS

Background

On October 11, 2017, DXC announced plans for the complete legal and structural separation of its USPS business and the subsequent combination of the USPS and Vencore businesses. In connection with this announcement, DXC highlighted that customers and investors in both the commercial and public sectors are recognizing the higher value of IT service providers with scale and differentiation. DXC indicated that separating its global commercial and USPS businesses, and combining the USPS business with the Vencore business, will accelerate transformation with two strategically focused companies, each uniquely positioned to lead its market by prioritizing the needs of its customers. This pure-play strategy is aimed at enhancing innovation and improving delivery in ways that are consistent with the rate and pace of the markets in which we and DXC operate.

With its combination with the enterprise services business of Hewlett Packard Enterprise Company (“HPE”) successfully completed over the last year, DXC has improved its market position. At the same time, markets have evolved rapidly, with diverging opportunities and challenges. On the commercial side, customers seek partners with a deep understanding of their business who can help lead their digital transformations. In the U.S. public sector, technology demands are increasing, and customers want providers with specific experience in government-focused innovation. DXC is now well positioned at this particular time to take advantage of this confluence of factors to maximize benefits to our stockholders, customers and employees. By separating, each business will have the scale as well as the focus to meet unique customer needs and market requirements. Furthermore, the combination of the USPS and Vencore businesses will create a top five services provider to the U.S. government, offering differentiated, mission-driven solutions in cybersecurity, big data analytics, cloud engineering, enterprise IT services, and systems engineering—all enabled by a portfolio of cutting-edge IP.

Ultra will be a strategic partner to the U.S. government in solving the most demanding informational and national security challenges and driving technology modernization. With approximately $4.1 billion in pro forma combined revenues for the twelve months ended October 31, 2016, and a highly skilled workforce of more than 14,000, Ultra will serve a robust base of established and non-overlapping customers based on long-standing relationships.

Ultra will provide meaningful scale and end-to-end technology solutions, leveraging a full spectrum of offering families and industry expertise to ensure broader access to customers, capabilities and contract vehicles. We believe that the Spin-Off will allow us to focus on, and more effectively pursue, our own distinct operating priorities and strategies, and will enable our management to concentrate efforts on the unique needs of our business. We also believe that the number of successful, stand-alone U.S. government focused IT service providers has reduced the benefits perceived by U.S. government customers of IT service providers operating as part of a larger organization. See also “Reasons for the Spin-Off and Mergers—Spin-Off”.

To effect the separation, DXC is undertaking the Internal Reorganization described under “The Separation and Distribution Agreement and Ancillary Agreements.” After giving effect to the Internal Reorganization, Ultra, DXC’s wholly owned subsidiary, will hold the shares of the legal entities operating the USPS business.

Following the Internal Reorganization but prior to the Distribution, Ultra will pay to DXC a cash distribution and/or will distribute debt securities of Ultra to DXC, in an aggregate amount of $984 million. We refer to this payment as the “Ultra Payment.” Ultra currently expects to make such payment through a cash distribution financed through borrowings under a new senior secured term loan facility.

In addition, Enterprise Services, a subsidiary of Ultra following the Internal Reorganization, will retain capitalized leases with an aggregate outstanding balance of up to $300 million, net of cash payments from DXC, and it will also retain approximately $79 million of indebtedness following the partial exchange of the EDS Notes for the DXC Notes.

Following the Internal Reorganization and Ultra Payment, DXC will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to DXC’s stockholders on a pro rata basis.

Following the Spin-Off, DXC will not own any equity interest in us, and we will operate independently from DXC. No approval of DXC’s stockholders is required in connection with the Spin-Off, and DXC’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the waiver of the board of directors of DXC, of a number of conditions. For a more detailed description, see “Conditions to the Spin-Off.”

Following the Spin-Off, under the Merger Agreement and in accordance with Delaware law, KeyPoint Merger Sub will merge with and into KGS Holding Corp., with KGS Holding Corp. surviving the KeyPoint Merger. Concurrently Vencore Merger Corp. will merge with and into Vencore Holding Corp., with Vencore Holding Corp. surviving the First Vencore Merger. Immediately after the KeyPoint Merger and First Vencore Merger, Vencore Holding Corp. will merge with and into Vencore Merger LLC, with Vencore Merger LLC surviving the Second Vencore Merger. As a result of the Mergers, Vencore and KGS Holding Corp. will become wholly owned subsidiaries of Ultra. For details of the structure of the transaction, see “The Merger Agreement.”

Reasons for the Spin-Off and Mergers

The board of directors of DXC regularly conducts strategic reviews of its businesses. In reaching the decision to pursue the Spin-Off and Mergers, the board of directors of DXC considered a range of potential strategic alternatives for DXC, including the continuation of DXC’s current operating strategy as well as potential acquisition and divestiture transactions. In evaluating these alternatives, the board of directors of DXC considered a number of factors, including the strategic focus and flexibility for DXC and Ultra after the Spin-Off and Mergers, the ability of DXC and Ultra to operate efficiently and effectively (including Ultra’s ability to retain and attract management talent) after the Spin-Off and Mergers, the financial profile of DXC, Ultra and Vencore, the potential reaction of customers, employees and investors and the probability of successful execution of the various strategic alternatives and the risks associated with those alternatives.

As a result of this evaluation, the board of directors of DXC determined that proceeding with the Spin-Off and Mergers would be in the best interests of DXC and its stockholders. The board of directors of DXC considered the following potential benefits of this approach:

•	Strategic Focus and Flexibility. Following the Spin-Off, DXC and Ultra will each have a more focused business and be better able to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of DXC and Ultra to enhance its strategic flexibility to respond to industry-unique dynamics. In the U.S. public sector, technology demands are increasing, and customers seek service providers with specific experience in government-focused systems and innovation. By separating, our business will have the scale as well as the market focus to meet unique customer needs and industry requirements. Further, the Spin-Off will allow the management of each of DXC and Ultra to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies

•	Expanded Expertise. DXC highlighted the opportunity for USPS and Vencore, on a combined basis, to become a leading services provider to the U.S. government sector, with pro forma combined revenues of approximately $4.1 billion in the twelve months ended October 31, 2016 and a highly skilled workforce of more than 14,000. USPS and Vencore bring complementary capabilities in mission solutions and enterprise IT services, within an established and complementary client portfolio with minimal overlap. Further, Vencore is a clear market leader in the Investigative Services space, holding over 50% of the market. Our employees operate at the core of our clients’ missions, with deep understanding of systems and missions.

•	Strategic Positioning in Consolidating Industry. The combination of USPS and Vencore is a strategic move to position the combined company as the government IT Services industry consolidates. The combination of USPS and Vencore is expected to provide opportunities for the combined company to leverage its scope and scale to capitalize on future growth opportunities.

•	Management Incentives. The Spin-Off will enable Ultra to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Ultra’s equity-based compensation arrangements will more closely align the interests of Ultra’s management and employees with the interests of its stockholders and should increase Ultra’s ability to attract and retain personnel.

•	Capital Structure and Stockholder Flexibility. The segments in which DXC and Ultra expect to operate have historically had different growth profiles and cash flow dynamics. The Spin-Off will allow DXC and Ultra to separately manage their capital strategies and cost structures and will allow investors to make independent investment decisions with respect to DXC and Ultra, including the ability for Ultra to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, strategies, interests and concerns.

•	Focused Investments. While operating as part of DXC, internal investments were often directed according to DXC’s strategic interests as a whole. The Spin-Off will allow Ultra to focus our investments on projects that optimize returns for our own businesses supporting U.S. federal, state and local markets.

•	Synergies. We expect the combination of USPS and Vencore to provide opportunities for cost savings and other operating synergies, which we currently estimate at $58 million in annual cost savings within 36 months following the Mergers through the consolidation and integration of management systems, corporate overhead costs, improved facility efficiencies, lower vendor costs, and harmonization of benefits and human resource systems. We expect up to $43 million in run-rate cost synergies to be implemented within the first 12-18 months upon completion of the Mergers. We believe our one-time costs to realize these recurring annual cost savings will be approximately $36 million. The size of these expected cost synergies is partly a function of the significant steps DXC has already taken since the DXC Merger. Given the nature of the federal government contracting arrangements, and whereas a significant portion of our contracts portfolio are under cost-plus and time-and-material contract vehicles where our indirect cost factors are adjusted periodically, a portion of the realized cost synergy savings will be “given-back” over time in the form of lower prices to our customers. We believe these cost reductions and operating efficiencies will better position us to compete for federal government contracts as it will reduce costs for our customers and improve our competitiveness.

In determining whether to effect the Spin-Off, the board of directors of DXC considered the costs and risks associated with the Spin-Off, including the costs associated with preparing Ultra to become an independent, publicly-traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by DXC’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and DXC’s common stock after the Spin-Off may drop below the trading price of DXC’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the board of directors of DXC determined that the Spin-Off was the best alternative to achieve the above benefits and enhance stockholder value.

In assessing and approving the Mergers, DXC considered that the expected value to DXC and its stockholders from pursuing the Mergers was greater than the value to DXC and its stockholders of the stand-alone Spin-Off. In addition to the factors noted above, DXC considered Vencore’s business and prospects, after giving effect to the proposed acquisition by USPS, including expected synergies to be realized as a result of the Mergers. The board of directors of DXC also considered the potential risks and countervailing factors associated with the Mergers, including that the anticipated benefits of the Mergers might not be realized. After consideration of the above factors and based on information furnished by Vencore to DXC and the terms of the Merger Agreement and related agreements as finally negotiated by DXC, DXC concluded that the expected value to DXC and its stockholders from pursuing the Transactions was greater than the value to DXC and its stockholders of the stand-alone Spin-Off.

When and How You Will Receive Ultra Shares

DXC will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every two shares of DXC common stock outstanding as of                 , 2018, the Record Date of the Distribution.

Prior to the Spin-Off, DXC will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Wells Fargo Shareowner Services will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own DXC common stock as of the close of business on                 , 2018, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered stockholders. If you own your shares of DXC common stock directly through DXC’s transfer agent, Wells Fargo Shareowner Services, you are a registered stockholder. In this case, the distribution agent will credit the shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Ultra shares at shareowneronline.com or by calling Wells Fargo Shareowner Services at 800-468-9716.

•	Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders. Trading of our common stock will not be affected by this delay in issuance by the distribution agent.

•	“Street name” or beneficial stockholders. Most DXC stockholders own their shares of DXC common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of DXC common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of DXC common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the DXC shares you sold. See “Trading Prior to the Distribution Date” for more information.

We are not asking DXC stockholders to take any action in connection with the Spin-Off. No stockholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of DXC common stock for shares of our common stock. The number of outstanding shares of DXC common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, we will distribute one share of our common stock for every two shares of DXC common stock.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of DXC stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). The distribution agent will, in its sole discretion, without any influence by DXC or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either DXC or us.

The distribution agent will send to each registered holder of DXC common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution. We expect the distribution agent to take about two weeks after the Distribution to complete the distribution of cash in lieu of fractional shares to DXC stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Distribution” below for more information.

Results of the Spin-Off

After the Spin-Off, we will be an independent publicly-traded company. Immediately following the Spin-Off, we expect to have approximately              registered holders of shares of our common stock and approximately                  shares of our common stock outstanding, based on the number of DXC stockholders and shares of DXC common stock outstanding on                 , 2018. The actual number of shares of our common stock DXC will distribute in the Spin-Off will depend on the actual number of shares of DXC common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to DXC’s equity plans, and any repurchase of DXC shares by DXC under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of DXC common stock or any rights of DXC stockholders, although we expect the trading price of shares of DXC common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of DXC common stock will no longer reflect the value of the USPS business. Furthermore, until the market has fully analyzed the value of DXC without the USPS business, the trading price of shares of DXC common stock may fluctuate.

Before our separation from DXC, we intend to enter into a Separation and Distribution Agreement and several other agreements with DXC related to the Spin-Off. These agreements will govern the relationship between Ultra and DXC up to and after completion of the Spin-Off and allocate between Ultra and DXC various assets, liabilities, rights and obligations, including employee benefits, IP and tax-related assets and liabilities. We describe these arrangements in greater detail under “The Separation and Distribution Agreement and Ancillary Agreements” and “Certain Relationships and Related Party Transactions—Agreements with DXC.”

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of DXC. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the                      under the symbol “              .” Following the Spin-Off, DXC common stock will continue to trade on the NYSE under the symbol “DXC.”

Neither we nor DXC can assure you as to the trading price of DXC common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and DXC common stock after the Spin-Off will be less than, equal to or greater than the “regular-way” trading price of DXC common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to DXC stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (“Securities Act”) or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We anticipate that trading in our common stock will begin on a “when-issued” basis on or prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in this context refers to a sale or purchase of our common stock made conditionally on or before the Distribution Date, because the securities of the spun-off entity have not yet been distributed. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading of our common stock will begin. In this context, “regular-way” trading refers to trading after our common stock has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

We also anticipate that, on or shortly before the Record Date and continuing up to and including the Distribution Date, there will be two markets in DXC common stock: a “regular-way” market and an “ex-dividend” market. Shares of DXC common stock that trade on the “regular-way market” will trade with the entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-dividend market will trade without the entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of DXC common stock in the “regular-way” market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. If you hold shares of DXC common stock on the Record Date and then decide to sell any shares of DXC common stock before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of DXC common stock with or without your entitlement to our common stock pursuant to the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the                      under the trading symbol “              .” If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by DXC:

•	the board of directors of DXC shall have approved the Internal Reorganization and the Distribution and shall have declared the distribution of Ultra common stock to DXC stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the NYSE or another national securities exchange approved by DXC, subject to official notice of issuance;

•	DXC shall have received a written opinion of its outside tax advisor that is in form and substance reasonably acceptable to DXC, and which shall remain in full force and effect, regarding the qualification of the Distribution as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•	the Internal Reorganization shall have been completed;

•	the Ultra Payment shall have been made to DXC;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of DXC shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of DXC common stock as of the Record Date;

•	DXC shall have duly elected the individuals to be listed as members of our post-Distribution Board of Directors in this Information Statement, and such individuals shall be the members of our Board of Directors immediately after the Distribution; and

•	prior to the Distribution Date, the board of directors of DXC shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to DXC, with respect to the capital adequacy and solvency of each of DXC and Ultra after giving pro forma effect to the Spin-Off and the Ultra Payment.

The fulfillment of the above conditions will not create any obligation on DXC’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution.

Conditions to Consummation of the Mergers

The obligations of each party to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of closing conditions that are contained in the Merger Agreement, including:

•	the Spin-Off having occurred and the Ultra Payment having been paid pursuant to the terms of the Separation and Distribution Agreement;

•	the receipt of all consents, approvals and authorizations by governmental authorities;

•	the expiration or termination of any required waiting period under the HSR Act, which condition was satisfied on December 22, 2017;

•	the effectiveness of the registration statement of which this Information Statement forms a part in connection with the Distribution, and the approval for listing on the NYSE or NASDAQ of the shares of Ultra common stock to be issued in the Distribution and the Mergers, subject to official notice of issuance;

•	the absence of any order issued by any governmental authority of competent jurisdiction or other legal impediment preventing or making illegal the consummation of the Mergers; and

•	DXC shall have received a written opinion of its outside tax advisor that is in form and substance reasonably acceptable to DXC, and which shall remain in full force and effect, regarding the qualification of the Distribution as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

In addition, DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub’s obligations to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	certain fundamental representations and warranties of Vencore Holding Corp. and KGS Holding Corp., disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers;

•	the representations and warranties of Vencore Holding Corp., KGS Holding Corp., the Vencore Stockholder and the KeyPoint Stockholder, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to be a Vencore/KeyPoint Material Adverse Effect (as defined below—see “The Merger Agreement”) (other than the certain fundamental representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by the stockholders of Vencore Holding Corp., KGS Holding Corp., the Vencore Stockholder and the KeyPoint Stockholder in all material respects at or prior to the effective time of the Mergers (other than certain covenants and agreements which must be performed in all respects, subject to de minimis exceptions);

•	the delivery by Vencore Holding Corp. and KGS Holding Corp. of an officer’s certificate certifying the satisfaction of the above conditions, and the delivery by the Vencore Stockholder and KeyPoint Stockholder of a certificate certifying the satisfaction of the above conditions;

•	the absence of a Vencore/KeyPoint Material Adverse Effect since June 30, 2017; and

•	the termination of certain stockholder agreements between Vencore Holding Corp. and the Vencore Stockholder and KGS Holding Corp. and the KeyPoint Stockholder, without liability to Ultra or its subsidiaries following the effective time of the Mergers.

Furthermore, the obligations of Vencore Holding Corp. and KGS Holding Corp. to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•

certain representations and warranties of DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, which must be true and correct as of the specified date);

•	the representations and warranties of DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to be an Ultra Material Adverse Effect (as defined—see “The Merger Agreement”) (other than the certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub in all material respects at or prior to the effective time of the Mergers;

•	the delivery by Ultra of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of any Ultra Material Adverse Effect since June 30, 2017; and

•	the entrance into and delivery of the applicable Transaction Agreements by DXC and Ultra, which are in full force and effect.

To the extent permitted by applicable law, each party to the Merger Agreement may waive, at its sole discretion, any of the conditions to its respective obligations to complete the Mergers.

Regulatory Approvals

Under the HSR Act, and the rules promulgated under the HSR Act by the U.S. Federal Trade Commission (the “FTC”), the parties must file notification and report forms with the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and observe specified waiting period requirements before consummating the Mergers. Ultra filed the requisite notification and report forms with the FTC and the Antitrust Division on October 25, 2017. The waiting period in respect of those notifications expired on December 22, 2017.

Accounting Treatment

The combined financial information presented in the Information Statement was prepared using the purchase method of accounting, with Ultra treated as the “acquirer” of Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries for accounting purposes.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to DXC’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of DXC. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor DXC undertake any obligation to update the information except in the normal course of our and DXC’s public disclosure obligations and practices.

THE MERGER AGREEMENT

The following is a summary of material provisions of the Merger Agreement, which we entered into on October 11, 2017. This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as an exhibit to the Registration Statement of which this Information Statement forms a part.

The Merger

Under the Merger Agreement and in accordance with Delaware law, KeyPoint Merger Sub will merge with and into KGS Holding Corp., with KGS Holding Corp. surviving the KeyPoint Merger, and concurrently Vencore Merger Corp will merge with and into Vencore Holding Corp., with Vencore Holding Corp. surviving the First Vencore Merger, and immediately after the KeyPoint Merger and First Vencore Merger, Vencore Holding Corp. will merge with and into Vencore Merger LLC, with Vencore Merger LLC surviving the Second Vencore Merger. As a result of the Mergers, Vencore Merger LLC and KGS Holding Corp. will become wholly owned subsidiaries of Ultra.

Closing and Effective Time

The Mergers will occur following the consummation by DXC of the Ultra Payment and Spin-Off pursuant to the Separation and Distribution Agreement between DXC and Ultra and all other Separation Agreements (as defined below).

Under the terms of the Merger Agreement, the closing of the Mergers will take place on a date and at a time to be specified by the parties to the Merger Agreement (the “Closing Date”), which will be no later than the third business day after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the Merger Agreement and discussed below in “Conditions to Consummation of the Mergers”; provided, however, that if such date is not the business day nearest in time to the first financial month end of Ultra following such date (the “Next Month End”), then DXC may elect to have the closing will take place on the Next Month End, unless another date is agreed to in writing by the parties, provided that DXC shall not have the right to make such an election if it would result in the Closing Date on or after the Termination Date.

On the Closing Date, Vencore Merger Corp., Vencore Merger LLC, Vencore Holding Corp., KGS Holding Corp. and KeyPoint Merger Sub will execute and file with the office of the Secretary of State of the State of Delaware the necessary certificates of merger executed in accordance with the DGCL and the Delaware Limited Liability Company Act. The Mergers will become effective at the time of filing of the necessary certificates of merger, or at such later time as is agreed upon by the parties and set forth in such certificate of merger.

Merger Consideration

At the effective time of the First Vencore Merger, all of the outstanding shares of Vencore Holding Corp. common stock will be automatically converted into the right to receive, in the aggregate, merger consideration consisting of (1) $400 million in cash (the “Cash Merger Consideration”); and (2) shares of Ultra common stock representing in the aggregate approximately 11.38% of the total number of shares of Ultra common stock outstanding immediately after the effective time of the First Vencore Merger (on a fully diluted basis, excluding certain unvested equity incentive awards) (the “Vencore Stock Merger Consideration”).

At the effective time of the KeyPoint Merger, all of the outstanding shares of KGS Holding Corp. common stock will be automatically converted into the right to receive, in the aggregate, merger consideration consisting of shares of Ultra common stock representing in the aggregate approximately 2.65% of the total number of shares of Ultra common stock outstanding immediately after the effective time of the KeyPoint Merger (on a fully diluted basis, excluding certain unvested equity incentive awards) (the “KeyPoint Stock Merger Consideration; and together with the Vencore Stock Merger Consideration, the “Stock Merger Consideration”).

Following the effective time of the Mergers, all shares of Vencore Holding Corp. common stock and KGS Holding Corp. common stock will be automatically cancelled and cease to exist.

Transaction Agreements

Forms of the agreements that will govern the terms of the Spin-Off are attached as exhibits to the Merger Agreement, including the Separation and Distribution Agreement, an Employee Matters Agreement, an Intellectual Property Matters Agreement, a Non-U.S. Agency Agreement, a Real Estate Matters Agreement, a Tax Matters Agreement, and a Transition Services Agreement (the “Separation Agreements”). Additionally, Ultra and Veritas Capital Management entered into a Letter Agreement that will require Ultra to grant certain registration rights to stockholders of Vencore Holding Corp. and KGS Holding Corp. after the Mergers. See “The Separation and Distribution Agreement and Ancillary Agreements.”

Conditions to Consummation of the Mergers

The obligations of each party to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of closing conditions that are contained in the Merger Agreement, including:

•	the Spin-Off having occurred and the Ultra Payment having been paid pursuant to the terms of the Separation and Distribution Agreement;

•	the receipt of all consents, approvals and authorizations by governmental authorities;

•	the expiration or termination of any required waiting period under the HSR Act, which condition was satisfied on December 22, 2017;

•	the effectiveness of the registration statement of which this Information Statement forms a part in connection with the Distribution, and the approval for listing on the NYSE or NASDAQ of the shares of Ultra common stock to be issued in the Distribution and the Mergers, subject to official notice of issuance;

•	the absence of any order issued by any governmental authority of competent jurisdiction or other legal impediment preventing or making illegal the consummation of the Mergers; and

•	DXC shall have received an opinion of Skadden Arps reaching at least a should level conclusion, in form and substance reasonably acceptable to DXC, dated as of the Closing Date, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and in certain tax representation letters, for U.S. federal income tax purposes (i) the Spin-Off should qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code; (ii) each of DXC and Ultra should be a “party to a reorganization” within the meaning of Section 368(b) of the Code with respect to the Spin-Off, (iii) the Distribution should qualify as (1) a tax-free spin-off, resulting in nonrecognition under Sections 355(a), 361 and 368(a) of the Code, and (2) a transaction in which the stock distributed thereby should constitute “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code, and (iv) none of the Mergers should cause Section 355(e) of the Code to apply to the Distribution.

In addition, DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub’s obligations to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	certain fundamental representations and warranties of Vencore Holding Corp. and KGS Holding Corp. being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date);

•	the representations and warranties of Vencore Holding Corp., KGS Holding Corp., the Vencore Stockholder and the KeyPoint Stockholder, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to be a Vencore/KeyPoint Material Adverse Effect or a Vencore Stockholder and KeyPoint Stockholder MAE (as defined below—see “The Merger Agreement”) (other than the certain fundamental representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by the stockholders of Vencore Holding Corp., KGS Holding Corp., the Vencore Stockholder and the KeyPoint Stockholder in all material respects at or prior to the effective time of the Mergers (other than certain covenants and agreements which must be performed in all respects, subject to de minimis exceptions);

•	the delivery by Vencore Holding Corp. and KGS Holding Corp. of an officer’s certificate certifying the satisfaction of the above conditions, and the delivery by the Vencore Stockholder and KeyPoint Stockholder of a certificate certifying the satisfaction of the above conditions;

•	the absence of a Vencore/KeyPoint Material Adverse Effect since June 30, 2017; and

•	the termination of certain stockholder agreements between Vencore Holding Corp. and the Vencore Stockholder and KGS Holding Corp. and the KeyPoint Stockholder, without liability to Ultra or its subsidiaries following the effective time of the Mergers.

Furthermore, the obligations of Vencore Holding Corp. and KGS Holding Corp. to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	certain representations and warranties of DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, which must be true and correct as of the specified date);

•	the representations and warranties of DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Mergers as if made as of the effective time of the Mergers (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to be an Ultra Material Adverse Effect (as defined—see “The Merger Agreement”) (other than the certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by DXC, Ultra, Vencore Merger Corp, Vencore Merger LLC and KeyPoint Merger Sub in all material respects at or prior to the effective time of the Mergers;

•	the delivery by Ultra of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of any Ultra Material Adverse Effect since June 30, 2017;

•	the entrance into and delivery of the applicable Transaction Agreements by DXC and Ultra, which are in full force and effect.

To the extent permitted by applicable law, each party to the Merger Agreement may waive, at its sole discretion, any of the conditions to its respective obligations to complete the Mergers.

Regulatory Approvals

Under the HSR Act, and the rules promulgated under the HSR Act by the U.S. Federal Trade Commission (the “FTC”), the parties must file notification and report forms with the FTC and the Antitrust Division of the

Department of Justice (the “Antitrust Division”) and observe specified waiting period requirements before consummating the Mergers. Ultra filed the requisite notification and report forms with the FTC and the Antitrust Division on October 25, 2017. The waiting period in respect of those notifications expired on December 22, 2017.

Representations and Warranties

The Merger Agreement contains substantially reciprocal customary representations and warranties that DXC, Ultra, Vencore Holding Corp., KGS Holding Corp., Vencore Merger Corp., Vencore Merger LLC and KeyPoint Merger Sub made to each other as of specific dates. The Vencore Stockholder and the KeyPoint Stockholder also made representations and warranties with respect to, among other things, its capital structure and status as an investor.

The representations and warranties by each of DXC, Ultra, Vencore Holding Corp., KGS Holding Corp., Vencore Merger Corp., Vencore Merger LLC, KeyPoint Merger Sub in the Merger Agreement relate to, among other things:

•	due organization, good standing, corporate power;

•	capitalization;

•	authority to enter into the Merger Agreement (and other transaction-related agreements);

•	no conflicts with or violations of governance documents, other obligations or laws;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	litigation and similar actions;

•	employee benefit matters;

•	compliance with applicable laws and ownership of certain licenses;

•	environmental matters;

•	tax matters;

•	IP matters;

•	ownership of real and personal property;

•	existence and enforceability of material contracts;

•	labor and employment matters;

•	insurance;

•	payment of fees to brokers or finders in connection with the Merger Agreement;

•	existence and enforceability of government contracts;

•	compliance with export controls; and

•	affiliate transactions.

In addition, DXC and Ultra made representations and warranties that relate to:

•	sufficiency of funds necessary to make the Ultra Payment and consummate the Mergers;

•	DXC’s guarantee of Ultra’s obligation to make the Ultra Payment being in full force and effect;

•	sufficiency of Ultra’s assets; and

•	accuracy and completeness of this Registration Statement on Form 10.

In addition to making representations and warranties related to corporate power, authority to enter into the Merger Agreement (and additional agreements) and no conflicts with, or violation of, governance documents, or other obligations or laws, the Vencore Stockholder and the KeyPoint Stockholder also made representations to DXC and Ultra relating to no public sale or distribution of Ultra common stock, accredited investor status, reliance on exemptions from the U.S. securities laws, access to information, absence of governmental review of the investment in and offering of Ultra common stock and the transfer or resale of Ultra common stock.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material” or “material adverse effect” standard and none survive the closing.

Under the Merger Agreement, an “Ultra Material Adverse Effect” means any effect, change or circumstance, individually or in the aggregate, that is, or would reasonably be expected to be, materially adverse to (1) the USPS business, Ultra or any of its subsidiaries, or the operations, assets, prospects, financial condition or results of operations of the USPS business, taken as a whole, or (2) the ability of DXC, Ultra or any of their respective subsidiaries to consummate the Merger and to perform their obligations under the Merger Agreement and the Transaction Agreements. However, any adverse effect, change or circumstance, individually or in the aggregate, arising from or relating to the following will not be deemed either to constitute, or be taken into account in determining whether there has occurred an Ultra Material Adverse Effect (but only if the USPS business, Ultra or its subsidiaries are not disproportionately affected thereby):

•	general business or economic conditions in the United States;

•	conditions that generally affect the industry in which Ultra operates;

•	national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S.;

•	natural or man-made disasters or acts of God;

•	financial, banking or securities markets;

•	changes in GAAP; and

•	any failure of any government bid to result in Ultra being granted a government contract; the existence of any protest initiated by any third party with respect to any government bid or government contract of Ultra, or the failure of any protest relating to a government bid or government contract initiated by Ultra;

•	the credit ratings of Ultra or the failure of Ultra to meet projections or forecasts;

•	any actions that are required to be taken by the Separation Agreements, or the pendency or announcement of the Spin-Off.

In addition, the term “Vencore/KeyPoint Material Adverse Effect” means any effect, change or circumstance, individually or in the aggregate, that is, or would reasonably be expected to be, materially adverse to (1) Vencore Holding Corp., KGS Holding Corp., their respective subsidiaries, their business, operations, assets, prospects, financial condition or results of operations of Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries, taken as a whole, or (2) the ability of Vencore Holding Corp. or KGS Holding Corp. to consummate the Merger and to perform its obligations under the Merger Agreement and the Transaction Agreements. However, any adverse effect, change or circumstance, individually or in the aggregate, arising from or relating to the following will not be deemed either to constitute, or be taken into account in determining whether there has occurred a Vencore/KeyPoint Material Adverse Effect (but only if Vencore Holding Corp. or KGS Holding Corp. and their respective subsidiaries are not disproportionately affected thereby):

•	general business or economic conditions;

•	conditions that generally affect the industry in which Vencore Holding Corp. and KGS Holding Corp. and their respective subsidiaries operate;

•	national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States;

•	natural or man-made disasters or acts of God;

•	financial, banking or securities markets; and

•	changes in GAAP;

•	any failure of any government bid to result in Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries being granted a government contract; the existence of any protest initiated by any third party with respect to any government bid or government contract of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries, or the failure of any protest relating to a government bid or government contract initiated by Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries;

•	the credit ratings of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries or the failure of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries to meet projections or forecasts; and

•	any actions that are required to be taken by the Separation Agreements, or the pendency or announcement of the Spin-Off.

Covenants

In the Merger Agreement, each of DXC and Ultra and each of their respective subsidiaries have made certain covenants relating to its conduct in respect of the USPS business, and the Vencore Stockholder and the KeyPoint Stockholder and its subsidiaries has made certain covenants relating to its conduct of its business, with certain exceptions specified in the Merger Agreement. Some of these covenants are not easily summarized. You are urged to read carefully the sections of the Merger Agreement entitled “Conduct of the Business Pending the Merger.” The following summarizes the more significant of these covenants:

Conduct of Business

Each of DXC and Ultra, with respect to the USPS business, and each of Vencore Holding Corp. and KGS Holding Corp., with respect to the Vencore business, agrees to and to cause its respective subsidiaries to carry on its respective business in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve intact its respective current business organization, maintain material rights and licenses, keep available the services of key employees and preserve relationships with customers, suppliers and others having business dealings.

Required Consent

Without the prior written consent of the other parties to the Merger Agreement, subject to certain exceptions and items disclosed in the schedules to the Merger Agreement, none of DXC (with respect to the USPS business only), Ultra or any of their respective subsidiaries may take any or all of the following actions or authorize, commit or agree to take any of the following actions, other than as contemplated by the Separation Agreements:

•	issue, sell, pledge, dispose of or encumber any shares of capital stock of any class or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest; or accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any existing benefit, stock option compensation plan or arrangement, except as otherwise provided for in the Merger Agreement;

•	amend or propose to amend or otherwise change the certificate of incorporation or bylaws or similar governance documents;

•	enter into a transaction, acquire by merging or consolidating with, or by purchasing any equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof with value in excess of $15 million;

•	enter into a transaction, sell, lease, pledge, encumber, transfer, license or otherwise dispose of any of its assets, excluding the disposition for fair market value in the ordinary course of business of assets having a fair market value not exceeding $10 million in the aggregate;

•	incur indebtedness (other than capital leases) that will exist after the Effective Time in an aggregate principal amount exceeding the amount of the Ultra Payment, the Cash Merger Consideration, the amount of indebtedness under existing credit facilities of Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries as of the Closing Date, and the total amount of transaction expenses payable or reimbursable by Ultra under the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the transactions contemplated by the Merger Agreement or the Transaction Agreements;

•	except for arm’s length commercial arrangements entered into in the ordinary course of business consistent with past practice, enter into or amend any contract or arrangement with respect to the USPS business with any of their respective affiliates;

•	make any material change in the methods of accounting or procedures of Ultra and its subsidiaries or the USPS business in effect as of June 30, 2017, except: (1) as required by changes in GAAP or as approved by the audit committee of the DXC board of directors; (2) as may be made in response to SEC guidance, in each case, as concurred with in writing by DXC’s or Ultra’s independent auditors; or (3) as may be required in connection with the transactions contemplated by the Merger Agreement or the Transaction Agreements, so long as any such changes are in accordance with GAAP and neither DXC nor Ultra shall change Ultra’s fiscal year;

•	enter into any contract or arrangement that limits or restricts the entity from engaging in its business in any material respect; or

•	agree or commit to do any of the actions inconsistent with the foregoing restrictions and limitations.

Without the prior written consent of the other parties to the Merger Agreement, subject to certain exceptions and items disclosed in the schedules to the Merger Agreement, none of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries may take any or all of the following actions or authorize, commit or agree to take any of the following actions:

•	declare, set aside or pay dividends on or make other distributions in respect of any shares of the capital stock or partnership or equity interests of itself or any of its subsidiaries;

•	split, combine or reclassify any of its capital stock or issue or propose to issue any other securities;

•	amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any securities of any of their respective subsidiaries or propose to do any of the foregoing;

•	issue, sell, pledge, dispose of or encumber any shares of capital stock of any class or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest; or accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any existing benefit, stock option compensation plan or arrangement, except as otherwise provided for in the Merger Agreement;

•	amend or propose to amend or otherwise change the certificate of incorporation or bylaws or similar governance documents;

•	enter into a transaction, acquire by merging or consolidating with, or by purchasing any equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•	enter into a transaction, sell, lease, pledge, encumber, transfer, license or otherwise dispose of any of its assets, excluding the disposition for fair market value in the ordinary course of business of assets having a fair market value not exceeding $1,000,000 in the aggregate;

•	obligate the surviving LLC or its subsidiaries to pay any amounts or assume any obligations at or after the effective time of the Second Merger in any of the following ways:

•	incur any indebtedness or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Vencore Stockholder and the KeyPoint Stockholder or any of its subsidiaries or guarantee any debt securities of others or enter into any material lease other than in connection with operating leases in the ordinary course of business;

•	issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money or otherwise;

•	make any loans, advances, capital contributions to or investments in any other person other than as specified in the Merger Agreement;

•	authorize capital expenditures or purchases of fixed assets in excess of $5,000,000 among Vencore Holding Corp. and its subsidiaries or in excess of $1,500,000 among KGS Holding Corp. and its subsidiaries;

•	incur liabilities secured by an encumbrance on its assets other than in the ordinary course of business;

•	except pursuant to the terms of any collective bargaining agreement or benefit plans in effect or as required by law, grant any material increase in compensation or fringe benefits to its employees (other than in the ordinary course of business or that would not reasonably be expected to become a liability of Ultra or its subsidiaries, or in the ordinary course of business of the base salaries to non-executive officers in connection with customary salary reviews and promotions);

•	pay or agree to pay to any of its employees any pension, retirement allowance, severance benefit or other material employee benefit not required by any of the existing benefit plans of Vencore Holding Corp. or its subsidiaries, or KGS Holding Corp. or its subsidiaries, as in effect on the date of the Merger Agreement, except as would not reasonably be expected to result in a liability of Ultra or its subsidiaries;

•

except in the ordinary course of business, or as otherwise permitted by the Merger Agreement, enter into any new, or terminate or materially amend any existing collective bargaining agreement or relationship, employment, severance or termination contract or other arrangement with any of its employees or their representatives, provided that any such new collective bargaining agreement or any termination of or material amendment to any such existing collective bargaining agreement in the ordinary course of business shall be subject to review by Ultra senior management reasonably in advance of the conclusion of such negotiations, and Ultra senior management shall have been informed periodically of the status of negotiations with respect thereto;

•	(A) become obligated under any new pension plan, welfare plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement, or (B) or amend any such existing plan or arrangement other than (I) in the ordinary course of business, (II) as would not result in a material increase in the annual aggregate cost of maintaining such plan, (III) as would not reasonably be expected to result in a liability of Ultra or its subsidiaries, or (IV); in connection with annual ordinary course of business renewals of health and welfare plans;

•	except to the extent that it has obtained written consent from DXC or Ultra or as required by Law, grant any equity-based compensation to any of its employees, directors or independent contractors;

•	make any offer for the employment or engagement of any of its employees or other individual on a full-time, part-time, or consulting basis providing for an annual compensation in excess of $300,000, other than hires in the ordinary course of business to fill vacancies in non-executive officer positions as of the date of the Merger Agreement or due to departures following the date of the Merger Agreement;

•	implement any distribution center, facility, warehouse or business unit closing or mass layoff that could implicate the Worker Adjustment and Retraining Notification Act of 1988;

•	make any loan to any director, officer or member of its senior management, or except in the ordinary course of business and in compliance with applicable law, to any of its other employees;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the transactions contemplated by the Merger Agreement or the Transaction Agreements;

•	except in the ordinary course of business, or if such action would not be binding on Ultra or any of its subsidiaries or would not reasonably be expected to result in a material increase in tax liability or a material decrease in tax attributes for Ultra or any of its subsidiaries after the effective time of the Mergers, or as required by law: change or rescind any material tax election or tax accounting method; settle, compromise or abandon any material action or controversy relating to taxes; amend any material tax returns; adopt or change any material method of tax accounting or change any annual tax accounting period; or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment in filing tax returns;

•	except as contemplated by the Transaction Agreements or for arm’s length commercial arrangements entered into in the ordinary course of business, enter into or amend any contract or arrangement with any of their respective affiliates other than with wholly owned subsidiaries of Vencore Stockholder and KeyPoint Stockholder;

•	except in the ordinary course of business, modify, amend, terminate or enter into any material contract of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries with a third party, or waive, release or assign any material rights or claims of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries thereunder;

•	enter into any contract or arrangement that limits or restricts the entity from engaging in its business;

•	pay discharge, satisfy or settle any action, other than any action in respect of taxes, if such payment would (1) require any material payment prior to the effective time of the Second Merger, or (2) restrict operations in any material respect or require the taking of action that would, or would reasonably be expected to, materially and adversely, affect the operation of business;

•	enter into any contract or arrangement that limits or restricts the entity from engaging in its business;

•	enter into any agreement between Vencore Holding Corp. and the Vencore Stockholder or KGS Holding Corp. and the KeyPoint Stockholder or Vencore Holding Corp., KGS Holding Corp. or their respective subsidiaries on the one hand and the Vencore Stockholder, the KeyPoint Stockholder or any affiliate of the Vencore Stockholder and KeyPoint Stockholder or incur any obligations to pay any amounts to the Vencore Stockholder and the KeyPoint Stockholder or stockholder or affiliate of the Vencore Stockholder and the KeyPoint Stockholder;

•	sell, transfer, exclusively license, abandon, let lapse, encumber or otherwise dispose of any IP that is necessary to carry on the business substantially as currently conducted, except, in each case, in the ordinary course of business; or

•	agree or commit to do any of the actions inconsistent with the foregoing restrictions and limitations.

Employee Matters

Ultra will cause any employee benefit plans of Ultra and its subsidiaries in which an individual who is a current employee of Vencore or one of its subsidiaries on the effective date of the Mergers (the “Affected Employees”) is entitled to participate after the Closing Date (such plans, the “New Plans”) to take into account for purposes of eligibility, vesting and, under any plan providing severance benefits or paid time off, level of benefits, service by Affected Employees credited by Vencore and its subsidiaries prior to the effective date of the Mergers as if such service were with Ultra or its subsidiaries (except for purposes of any defined benefit pension plans, if any, or to the extent it would result in a duplication of benefits) .

With respect to any New Plans, Ultra will take reasonable steps to cause the surviving entities and their respective subsidiaries to: (1) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans prior to the time coverage under the New Plans commences; and (2) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by Affected Employees under comparable specified Vencore plans during the year in which coverage under the New Plans commences.

Prior to the Closing Date, each of Vencore Holding Corp. and KGS Holding Corp. will (i) use commercially reasonable efforts to obtain a written waiver from each individual who is, or could reasonably be expected to be as of the Closing, a “disqualified individual” (as defined in Section 280G(c) of the Code) of the portion of any and all payments and benefits that could reasonably be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code) and could result in the imposition of an excise tax on such individual pursuant to Section 4999 of the Code and/or a loss of any tax deduction pursuant to Section 280G of the Code, and (ii) submit to the Vencore Stockholder and KeyPoint Stockholder, as applicable, for a shareholder vote on the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all waived payments (or other benefits) contingent on the consummation of the transactions contemplated by the Merger Agreement to the extent necessary so that no payment received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code. Prior to the Closing Date, each of Vencore Holding Corp. and KGS Holding Corp. will have delivered to DXC and Ultra evidence reasonably satisfactory to DXC and Ultra that the Vencore Stockholder and KeyPoint Stockholder, as applicable, approval, if necessary, was solicited in conformance with Section 280G and the regulations promulgated thereunder.

If requested by DXC no later than 30 days prior to the Closing Date, each of Vencore Holding Corp. and KGS Holding Corp. shall terminate any of their respective plans that are a defined contribution plan intended to be qualified under Section 401(a) of the Code prior to the Closing Date (each, a “Qualified Plan Termination”). If a Qualified Plan Termination is requested, Ultra shall maintain or establish (or cause the surviving entities and their respective subsidiaries to maintain or establish), as of the Closing Date, a New Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (a “New DC Plan”) in which the Affected Employees shall be eligible to participate as of the Closing Date. To the extent any Affected Employee is entitled to an “eligible rollover distribution” (as defined in Section 402(c)(4) of the Code) from an existing

Vencore plan, as applicable, he or she will be permitted to transfer such eligible rollover distribution, including any participant loan, in a direct rollover to the New DC Plan and Ultra will use commercially reasonable efforts to enable such direct rollovers to occur before any such participant loans become defaulted.

Competition Approvals

Each party to the Merger Agreement agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective the Mergers and the Transaction Agreements, including providing information and using their commercially reasonable efforts to file or cause to be filed as promptly as practicable after the date of this Merger Agreement its respective filings under the HSR Act to obtain all necessary approvals, and to lift any injunction or other legal bar to the Mergers, as promptly as practicable, and to take all other actions necessary to consummate the Mergers contemplated hereby in a manner consistent with applicable law.

Directors and Officers Indemnification; Insurance

The Merger Agreement provides that for a period of at least six years after the effective time of the Second Merger, the combined company will indemnify and hold harmless, and provide advancement of expenses, subject to certain conditions, to all past and present directors or officers of Ultra, Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries and each individual who prior to the effective time of the Mergers becomes a director or officer of Ultra, Vencore Holding Corp., KGS Holding Corp. or their respective subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions occurring at or prior to the effective time of the Second Merger. The Merger Agreement also provides that the combined company will maintain in effect for the benefit of such individuals directors’ and officers’ liability and fiduciary liability insurance for a period of six years following the Mergers, provided that in no event will Vencore Merger LLC be required to pay for such policies an annual premium in excess of 300% of the total premiums per annum paid by Vencore Holding Corp. or KGS Holding Corp., as applicable, in its last full fiscal year.

Non-Solicitation of Employees and Customers

Subject to certain exceptions set forth in the Merger Agreement, the Vencore Stockholder and the KeyPoint Stockholder agreed that for a period of one year from and after the Closing Date, it and its subsidiaries would not, without the prior written consent of the combined company, approach, solicit, induce or attempt to induce certain restricted employees from leaving the employ of the combined company or hire, employ or enter into a consulting agreement with certain restricted employees unless such employee ceased to be an employee or was terminated six months prior to his or her employment.

Spin-Off

DXC and Ultra agreed to use reasonable best efforts to complete the exhibits and schedules to the Separation Agreements as soon as reasonably practicable following the date of the Merger Agreement. In preparing such exhibits and schedules to be attached the Separation Agreements prior to the Distribution, DXC and Ultra agree that they will not include any item, term or provision in any such exhibit or schedule if the inclusion of such item, term or provision would result in the assets, liabilities, financial condition or results of operation of the USPS business deviating in a material respect from the financial presentation of the USPS business set forth in the disclosure schedule to the Merger Agreement. Unless the Merger Agreement is terminated pursuant to Section 9.1 thereof, DXC and Ultra also agreed that (A) they will not amend or modify any of the Separation Agreements to include any item, term or provision that would result in such Separation Agreement not being substantially in the form attached to the Merger Agreement, (B) Ultra will not grant or agree to any consent, agreement or waiver pursuant to the terms of such Separation Agreement that would result in such Separation Agreement not being performed substantially on the terms and conditions set forth in the form attached to the Merger Agreement, and (C) DXC will not waive any condition to the Spin-Off set forth in the Separation and Distribution Agreement, in each case, without the prior written consent of the Vencore Stockholder and the KeyPoint Stockholder (not to be unreasonably withheld).

Tax Matters

All parties shall cooperate and use their respective reasonable best efforts (including executing tax representation letters) in order for DXC to obtain the opinion of Skadden Arps reaching at least a should level conclusion, in form and substance reasonably acceptable to DXC, dated as of the Closing Date, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and in certain tax representation letters, for U.S. federal income tax purposes (i) the Spin-Off should qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code; (ii) each of DXC and Ultra should be a “party to a reorganization” within the meaning of Section 368(b) of the Code with respect to the Spin-Off, (iii) the Distribution should qualify as (1) a tax-free spin-off, resulting in nonrecognition under Sections 355(a), 361 and 368(a) of the Code, and (2) a transaction in which the stock distributed thereby should constitute “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code, and (iv) none of the Mergers should cause Section 355(e) of the Code to apply to the Distribution.

If there is a “determination” within the meaning of Section 1313(a) of the Code that the First and Second Vencore Mergers, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Ultra agreed to take the position for U.S. federal income tax purposes that the First Vencore Merger was a “qualified stock purchase” within the meaning of Section 338 of the Code and the Second Vencore Merger qualified as a “complete liquidation” described in Section 332 of the Code or as a “reorganization” described in Section 368(a) of the Code.

The Merger Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each applicable party shall use its reasonable best efforts to ensure the intended tax-free status, and none of the parties shall take any action or fail to take any action, which action or failure to act could reasonably be expected to preclude the intended tax-free status. Each of the parties shall report, for income tax purposes, the Spin-Off and the Mergers in a manner consistent with the intended tax-free status. Ultra shall use its commercially reasonable efforts (including executing customary representation letters) to cooperate with Vencore to allow Vencore to receive an opinion from (i) Vencore Holding Corp.’s counsel that the First and Second Vencore Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) KGS Holding Corp.’s counsel that the KeyPoint Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	preparation of financial statements of Ultra and Vencore;

•	an exchange offer by DXC for certain existing notes currently held by an Ultra subsidiary;

•	an exchange offer by Ultra in connection with the Ultra Payment;

•	cooperation among the parties relating to the prompt preparation and filing of the registration statement of which this Information Statement forms a part in connection with the Distribution;

•	prior to the effective time of the Mergers, the approval of the listing on the NYSE or NASDAQ of the Ultra common stock issued pursuant to the Distribution and the Mergers;

•	Ultra’s actions as may be required under state securities or blue sky laws in connection with the issuance of shares of Ultra common stock pursuant to the Distribution and the Mergers;

•	assistance as any party may reasonably request and as may be reasonably necessary or appropriate in effectuating the provisions of the Merger Agreement;

•	cooperation of any third parties necessary for each party to fulfill its obligations under the Merger Agreement;

•	confidentiality, reasonable access with respect to certain information relating to the parties and the preservation of records following the effective time of the Second Merger;

•	the making of public announcements or press releases with respect to the Mergers;

•	defense of litigation and other actions attempting to challenge, enjoin, restrain or prohibit the consummation of the Mergers;

•	the notification of events, the occurrence or nonoccurrence of which could result in a closing condition to the Merger Agreement being incapable of being fulfilled;

•	the termination of certain stockholders agreements between Vencore Holding Corp. and KGS Holding Corp. and their respective stockholders, without liability to Ultra or its subsidiaries following the effective time of the Mergers; and

•	a guarantee by DXC of certain obligations of Ultra under the Merger Agreement.

Amendment; Extension; Waiver

The Merger Agreement may be amended by the parties at any time. Prior to the effective time of the Mergers, the parties may extend the time for the performance of any of the obligations or other acts of the parties or waive any inaccuracies in the representations and warranties or compliance with any of the agreements or conditions contained in the Merger Agreement.

Termination of the Merger Agreement; Termination Fees

The Merger Agreement may be terminated at any time before the effective time of the Mergers by the mutual written consent of DXC, Vencore Holding Corp. and KGS Holding Corp. It may also be terminated by either DXC or Vencore Holding Corp. and KGS Holding Corp. if:

•	the effective time of the Mergers has not occurred on or before October 1, 2018 unless the failure to effect the Merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations set forth in the Merger Agreement;

•	if any law or order of any governmental authority preventing or prohibiting the completion of the Mergers has become final and nonappealable; or

•	if the Ultra Payment or Spin-Off are incapable of occurring because the conditions set forth in the Separation and Distribution Agreement are incapable of being satisfied prior to October 1, 2018.

The Merger Agreement may also be terminated by:

•	the Vencore Stockholder and the KeyPoint Stockholder at any time before the effective time of the Mergers if there has been a material breach by DXC or Ultra of any of its representations, warranties or covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach or there has been a material breach by DXC or Ultra of their obligations to consummate the Spin-Off and pay the Ultra Payment (so long as the Vencore Stockholder and the KeyPoint Stockholder is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of DXC or Ultra not to be satisfied if the closing were to occur at the time of termination); or

•	DXC at any time before the effective time of the Mergers if there has been a material breach by the Vencore Stockholder and the KeyPoint Stockholder of any of its representations, warranties or covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach (so long as DXC is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of the Vencore Stockholder and the KeyPoint Stockholder or the stockholder of the Vencore Stockholder and the KeyPoint Stockholder that are party to the Merger Agreement not to be satisfied if the closing were to occur at the time of termination).

In the event the Merger Agreement is terminated because DXC is unable to obtain the Spin-Off tax opinion on or before October 1, 2018, a termination fee of $50 million may be payable by DXC to Vencore Holding Corp. and KGS Holding Corp. upon termination of the Merger Agreement under specified circumstances.

Fees and Expenses

All transaction expenses (as defined in the Merger Agreement) will be paid by the party incurring such fees or expenses. Notwithstanding the foregoing, if the Mergers are consummated, all transaction expenses incurred by Vencore Holding Corp., KGS Holding Corp. or any of their respective subsidiaries, or the Vencore Stockholder and the KeyPoint Stockholder will be borne by Vencore Merger LLC and KeyPoint Merger Sub, respectively, and all transaction expenses incurred by DXC, Ultra or any of their subsidiaries will be borne by Ultra. All separation expenses (as defined in the Separation and Distribution Agreement) related to the Internal Reorganization and Distribution incurred by DXC, Ultra or any of their subsidiaries will be borne by DXC.

THE SEPARATION AND DISTRIBUTION AGREEMENT AND ANCILLARY AGREEMENTS

The following are summaries of the material provisions of the Separation and Distribution Agreement and ancillary agreements that we intend to enter into before the Distribution. These summaries are qualified in their entirety by reference to the full text of the Separation and Distribution Agreement and ancillary agreements which are filed as an exhibit to this Registration Statement on Form 10 of which this Information Statement forms a part.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with DXC before the Distribution. The Separation and Distribution Agreement will set forth our agreements with DXC regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with DXC following the Spin-Off.

Internal Reorganization. The Separation and Distribution Agreement will provide for the transfers of assets and assumptions of liabilities that are necessary in advance of the Distribution so that Ultra or its wholly owned subsidiaries holds the assets of, and the liabilities associated with, the USPS business, and certain additional actions related to the Spin-Off that will occur prior to the Distribution.

Allocated Cost Protection. If the annualized cost of performing certain activities identified by the Separation Agreement as “corporate dedicated and corporate shared expenses,” (the “Corporate Expenses”) as calculated during the most recent three-month period for which financial information is reasonably available preceding the Distribution Date, exceeds $116 million, then DXC will pay Ultra within 120 days after the Distribution Date an amount not to exceed $25 million that consists of the excess of such Corporate Expenses over $116 million and Ultra’s reasonable expenses (including projected severance and other restructuring costs) in connection with reducing the total Corporate Expenses to $116 million. Additionally, DXC will work with Ultra management to prepare a budget for Corporate Expenses for the twelve months following the Distribution Date (the “FY 19 Corporate Expense Budget”). If Ultra’s pro rata share of the FY 19 Corporate Expense Budget exceeds $116 million, then DXC will pay Ultra within 120 days after the Distribution Date an amount not to exceed $25 million that consists of the excess of such Corporate Expenses over $116 million and Ultra’s reasonable expenses (including projected severance and other restructuring costs) in connection with reducing the total FY 19 Corporate Expense Budget to $116 million.

Capitalized Lease Obligations. If the aggregate outstanding balance of capitalized lease obligations that are liabilities of Ultra on the Distribution Date, other than capitalized lease obligations in respect of new contracts awarded after the date of the Merger Agreement, exceeds $300 million and, within 180 days of the Distribution Date, DXC has failed to take steps necessary to reduce the aggregate outstanding balance thereunder below $300 million, then DXC shall pay Ultra an amount equal to the excess over $300 million.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us on the one hand, and DXC on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Shared Contracts. We and DXC will use commercially reasonable efforts to work together in an effort to divide, partially assign, modify or replicate any contract or agreement of ours, DXC’s or any of our or their respective affiliates, if such contract or agreement relates in any material respect to both the USPS business and the businesses and operations conducted by DXC and its subsidiaries other than the USPS business. We expect that division, assignment, modification or replication to result in the assumption by USPS of certain related vendor and customer commitments.

Credit Support. We will agree to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through DXC or any of its affiliates for the benefit of Ultra or any of its affiliates. Ultra will indemnify DXC or the applicable affiliate that is the guarantor or obligor thereunder from and against any losses incurred after the Distribution with respect to any such assurances of credit support that the parties are unable to replace prior to the Distribution.

Representations and Warranties. In general, neither we nor DXC will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in the ancillary separation agreements, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances. The parties will use commercially reasonable efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will agree to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution. The Separation and Distribution Agreement will govern DXC’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, DXC will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution, the distribution agent will electronically deliver the shares of our common stock to DXC stockholders based on the distribution ratio.

Ultra Payment. The Separation and Distribution Agreement will require the Ultra Payment to be transferred to DXC prior to the Distribution.

Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by DXC in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Transactions—Conditions to the Spin-Off.” The board of directors of DXC may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Ultra Payment.

Non-competition. The Separation and Distribution Agreement will also provide that (1) DXC and we will be restricted from engaging in certain business activities in certain areas of the U.S. state and local government field, (2) DXC will be restricted from engaging in business activities in the U.S. federal government field and (3) we will be restricted from engaging in business activities in the commercial field, each for a period of two years after the Distribution.

Exchange of Information. We and DXC will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and DXC will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Indemnification. We and DXC will each agree to indemnify the other and certain affiliates and related persons against certain liabilities incurred in connection with the Spin-Off and our and DXC’s respective businesses. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of DXC’s business with DXC. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to (1) the failure to pay, perform or otherwise discharge any of the liabilities or alleged liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement and (2) any breach by such party of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims must be made thereunder. The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which DXC will provide us, and we will provide DXC, with specified services for a limited time to help ensure an orderly transition following the Distribution to the extent such functions cannot be independently established before the Distribution. The costs of services to be provided under the Transition Services Agreement will reflect the costs DXC has historically allocated to the Ultra business for such services multiplied by a markup plus any applicable expenses associated with the relevant service, which may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party but will be consistent with our compliance requirements for allowable and allocable costs and purchasing. DXC and Ultra are continuing to discuss and assess the scope of services required under the Transition Services Agreement and the necessary duration of such services. The recipient of a service will have the right to terminate any service upon 30 days’ notice after any minimum service period. Each party will agree to provide transition services in a manner consistent with how such service was performed prior to the Distribution, subject to any modifications or upgrades required by the business operations of a party. The Transition Services Agreement contains typical provision disclaiming liability and warranties by each party, and a limited mutual indemnity providing that each party will indemnify the other for losses resulting from such party’s gross negligence or willful misconduct.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with DXC that will govern the respective rights, responsibilities and obligations of DXC and us after the Spin-Off with respect to all tax matters and will include restrictions designed to preserve the tax-free status of the Distribution. As a subsidiary of DXC, we have (and will continue to have following the Spin-Off) several liability to the IRS for the full amount of the consolidated U.S. federal income taxes of the DXC consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and we will agree to indemnify DXC against any amounts for which we are responsible and DXC will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the Spin-Off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. For example, unless we (or DXC, as applicable) were to receive a private letter ruling from the IRS or an opinion from a nationally recognized tax advisor, or DXC were to grant us a waiver, we would be restricted until two years after the Spin-Off is consummated from entering into transactions that would result in an ownership shift in Ultra of 30% or more (measured by vote or value) or divestitures of certain businesses that could impact the tax-free nature of the Spin-Off. Pursuant to the Tax Matters Agreement, we intend to agree to indemnify DXC for any tax liabilities resulting from a breach of such covenants or certain other actions. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with DXC that will address employment, compensation and benefits matters, including treatment of equity incentive awards. In addition, the Employee Matters Agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees of employees to Ultra, the assumption, workers’ compensation, labor relations, and related matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Distribution.

Real Estate Matters Agreement

We entered into a Real Estate Matters Agreement with DXC that governs the respective rights and responsibilities between us and DXC following the Spin-Off with respect to real property used by us that is not owned by us or leased by us directly from a third party, including the allocation of space within shared facilities and the allocation of standalone facilities between us and DXC. Pursuant to the Real Estate Matters Agreement, we transferred ownership of certain real properties to DXC and assigned leases covering certain leased real properties to DXC. We also clarified which owned and leased real properties we retained. With regards to certain shared facilities, including in Plano, Texas, we entered into sublease agreements with DXC. See “Business of Ultra—Properties.”

Intellectual Property Matters Agreement

Pursuant to the Separation and Distribution Agreement, and the Intellectual Property Matters Agreement to be entered into between us and DXC (the “Intellectual Property Matters Agreement”) we will retain ownership of any certain proprietary IP related to certain classified contracts and projects of the Ultra business and DXC will retain ownership of all other proprietary IP owned by DXC at the time of the Distribution and used by us. Pursuant to the Intellectual Property Matters Agreement, DXC will grant us a perpetual, royalty-free, non-assignable license to certain know-how owned by DXC that we use to run our business prior to the Spin-Off. In addition, DXC will grant us a perpetual, royalty-free, non-assignable license to certain software used in the conduct of the Ultra business (including binaries, APIs, libraries, scripts, patches, configuration files, examples and documentation). Upon termination or expiration of the Intellectual Property Matters Agreement, we will only be entitled to access and use the then-current versions of the licensed products in our possession. During the first five years following the Distribution, the foregoing licenses granted to us will be restricted to use solely in connection with U.S. government customers on an exclusive basis and certain U.S. state and local government customers on a non-exclusive basis. In addition, any improvements we make to such IP or derivative works of such IP that we develop will be assigned to DXC and licensed back to us subject to the same limitations on use. DXC will also grant a limited, non-exclusive, non-assignable, royalty-free license to use certain trademarks in connection with Ultra for six months to allow us to transition away from use of those that do incorporate “DXC,” “Electronic Services,” “Enterprise Data Systems” or “EDS.” Any additional rights to use other DXC products, improvements or proprietary rights will be negotiated by the parties in good faith on commercially reasonable arms’ length terms.

Pursuant to the Intellectual Property Matters Agreement, we will grant DXC a perpetual, royalty-free, transferrable, assignable license to know-how owned by us as of the Spin-Off. In addition, we will grant DXC a perpetual, royalty-free, transferrable, assignable license to all IP owned by us pursuant to the Separation and Distribution Agreement as well as certain software (including binaries, APIs, libraries, scripts, patches, configuration files, examples and documentation) specified under the agreement. Further, we will grant DXC a perpetual, royalty-free, fully paid-up, non-assignable license to any IP acquired or developed by us within six months following the Spin-Off (other than IP rights acquired from Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries). During the first five years following the Distribution, the foregoing licenses granted by us will be restricted to use solely in connection with private sector customers on an exclusive basis and certain U.S. state and local government customers on a non-exclusive basis.

In addition to the foregoing licenses, we will grant DXC a non-transferrable, non-assignable license for the five years following the Distribution to access, use, copy, make improvements and sublicense the IP we obtain from our acquisition of Vencore Holding Corp. or KGS Holding Corp. and their respective subsidiaries. The foregoing license will be exclusive with respect to DXC’s private sector business and non-exclusive for all other fields. Such license will be royalty-free to the extent DXC does not commercially exploit the IP of Vencore Holding Corp. or KGS Holding Corp. or their respective subsidiaries, and will otherwise be subject to a commercially reasonable royalty, to be negotiated in good faith, for commercial exploitation. Further, we will agree to negotiate in good faith the terms and conditions of a license or services agreement relating to or permitting use by DXC of Vencore Labs (as acquired from Vencore Holding Corp.) and our existing security and digital protection service offerings, in each case on commercially reasonable arms’ length terms in DXC’s private sector field. Further, during the five years following the Distribution, DXC will have the first right to participate in the event Vencore Labs wishes to pursue R&D which has potential applicability in the DXC private sector field; Vencore Labs must notify DXC of such opportunities and DXC has the right to elect to enter a collaborative development and commercialization effort with Vencore Labs.

All licenses granted to us by DXC will not extend to any acquiring party of our business, and will be limited to the Ultra entities that are subsidiaries prior to such acquisition. If either we or DXC divest any portion of our businesses or acquire a new business, the licenses granted under the Intellectual Property Matters Agreement may follow such divested business or extend to such newly acquired business, provided the licensed party adheres to all restrictions on the relevant license, notably the relevant licensed fields of each party.

DXC will indemnify Ultra from all losses incurred by Ultra as a direct result of any third-party claim that Ultra’s use of any improvements to the products licensed by DXC under the Intellectual Property Matters Agreement infringes or misappropriates any U.S. copyright, trademark or trade secret, except to the extent resulting from Ultra’s modification, adaptation, failure to update, or third-party components. Ultra will indemnify DXC from all losses incurred by DXC as a direct result of any third-party claim relating to Ultra’s use of the products licensed by DXC, or arising from DXC’s use of Ultra’s improvements to the licensed products, except to the extent resulting from DXC’s modification, adaptation, failure to update, or third-party components.

Non-U.S. Agency Agreement

We intend to enter into a Non-U.S. Agency Agreement with DXC pursuant to which we would appoint, for a period of five years, DXC as our exclusive agent outside the U.S. for certain non-U.S. government customers subject to certain exceptions for U.S. government contracts in support of non-U.S. government customers or U.S. government sponsored or financed military sales. Under the Non-U.S. Agency Agreement, DXC will agree to refer to us certain opportunities outside the U.S. that DXC determines, in its sole discretion, would be within our core competency and better handled by us than by DXC or anyone else.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with DXC, including arrangements whereby DXC provides IT, tax administration, treasury activities, technical accounting, benefits administration, procurement, legal and ethics and compliance program administration services to us.

As described in more detail in “Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off.

Side Letter Agreement

In connection with the Mergers, Ultra, Veritas Capital Management, the Vencore Stockholder and the KeyPoint Stockholder entered into a Letter Agreement granting Veritas Capital Management and its affiliates certain registration rights, establishing a lock-up arrangement relating to the Stock Merger Consideration, establishing a standstill obligation of Veritas Capital Management, its controlled Affiliates and its and their respective representatives and granting certain director nomination rights to Veritas Capital Management. The following is a summary of material provisions of the Letter Agreement. This summary is qualified in its entirety by reference to the full text of the Letter Agreement which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part.

Registration Rights

The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders whose shares of our common stock are registered on the applicable registration statement to sell those shares pursuant to the registration statement after it becomes, and for so long as it is, effective. We will pay all reasonable fees and expenses incurred in the performance of or compliance with the Letter Agreement. Pursuant to the terms of the Letter Agreement, Veritas Capital Management and its affiliates, including the Vencore Stockholder and the KeyPoint Stockholder, may transfer shares of our common stock to one or more of its affiliates and may exercise registration rights on behalf of such transferees if such transferees become a party to the Letter Agreement.

The rights described below will commence immediately following the expiration of the lock-up period (described below). We are not required to effect more than one underwritten Shelf Takedown (as defined below) in any 90-day period or more than three underwritten Shelf Takedowns in any 365-day period. We will be entitled to require any holder of securities eligible for registration under the Letter Agreement (the “Registrable Securities”) to suspend the use of any prospectus for sales of Registrable Securities during a period that begins a specified number of days prior to the end of a fiscal quarter and ends on the day following the first public announcement of the results for such fiscal quarter. Additionally, if our Board of Directors determines in its good faith judgment that the registration or sale of Registrable Securities would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of ours or any material transaction under consideration by us or would require us to disclose confidential information, the premature disclosure of which would materially adversely affect us, then we may delay a registration or sales of Registrable Securities for no more than 45 days in a 180-day period. We will not be obligated to effect any underwritten Shelf Takedown unless the reasonably anticipated gross proceeds from the sale of Registrable Securities in such underwritten Shelf Takedown are $100 million.

Shelf Registration Rights. Under the terms of the Letter Agreement, on or prior to the Initial Date (defined below), we will file a registration statement for a shelf registration on Form S-1 covering the resale of all Registrable Securities on a delayed or continuous basis (the “Form S-1 Shelf”). In the event that we become eligible to use Form S-3 under the Securities Act after 12 calendar months following the Closing Date, we will use our commercially reasonable efforts to convert the Form S-1 Shelf to a shelf registration on Form S-3 (a “Form S-3 Shelf” and together with the Form S-1 Shelf, the “Shelf Registration Statement”). We will use our commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the date that all Registrable Securities covered by such Shelf Registration Statement are no longer Registrable Securities (the “Shelf Period”). However, beginning 18 months after the Closing Date, we are not required to maintain a Shelf Registration Statement once the fair market value of all Registrable Securities is less than the lesser of (1) $100 million in the aggregate and (2) 1% of the outstanding shares of our common stock.

At any time during the Shelf Period, Veritas Capital Management and its affiliates may request to sell all or any portion of their Registrable Securities in an offering that is registered pursuant to the Shelf Registration Statement (each, a “Shelf Takedown”). Veritas Capital Management may request Ultra to initiate up to five underwritten Shelf Takedowns and an unlimited number of Shelf Takedowns that are not underwritten Shelf Takedowns. All requests for Shelf Takedowns must be made by Veritas Capital Management giving written notice to Ultra (a “Shelf Takedown Notice”).

We will not include in any Shelf Takedown any securities that are not Registrable Securities without the prior written consent of Veritas Capital Management. If any managing underwriter of any underwritten offering of Registrable Securities advises Ultra in writing that in its opinion the number of Registrable Securities and, if permitted, other securities requested to be included in the underwritten offering exceeds the number that can be sold in that offering in an orderly manner at a price that is acceptable to Veritas Capital Management, then we are required to include in that offering only those securities that in the opinion of the managing underwriter can be so sold in in an orderly manner at a price that is acceptable to Veritas Capital Management and in the following order of priority: (1) first, any Registrable Securities for which registration was requested; (2) second, any securities proposed to be registered by us; and (3) third, any other securities proposed to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

Piggyback Registration Rights. If we propose to register any of our common stock (other than in connection with registration on Form S-4 and Form S-8 or any successor or similar forms, or relating solely to the sale of debt or convertible debt instruments) either on our behalf or on the behalf of other security holders, the holders of the Registrable Securities are entitled to include their Registrable Securities in the registration. If any managing underwriter of any underwritten offering of Registrable Securities advises Ultra that in its opinion the number of securities requested to be included in such registration exceeds the number that can be sold in that offering in an orderly manner at a price that is acceptable to Ultra, then we are required to include in that offering only those securities that in the opinion of the managing underwriter can be so sold in in an orderly manner at a price that is acceptable to Ultra and in the following order of priority: (1) first, the shares of our common stock that we propose to sell, (2) second, the Registrable Securities requested to be included in such registration, and (3) third, any other shares of common stock requested to be included.

Term. The registration rights granted pursuant to the Letter Agreement will continue in effect until the date on which Registrable Securities comprise fewer than two percent of the outstanding shares of Ultra common stock

Lock-Up

Pursuant to the terms of the Letter Agreement, Veritas Capital Management agrees that it will not, and will cause its controlled affiliates including the Vencore Stockholder and the KeyPoint Stockholder not to, for a period commencing on the Closing Date and ending on the earlier of (i) January 1, 2019, and (ii) the date that is nine months following the Closing Date (such date, the “Initial Date”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

(such actions, a “Transfer”) whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Additionally, Veritas Capital Management agrees that it will not, and will cause its controlled affiliates including the Vencore Stockholder and the KeyPoint Stockholder not to, for a period commencing on the Initial Date and ending on the earlier of (i) April 1, 2019 and (ii) the date that is twelve months following the Closing Date, effect any Transfer that would involve an aggregate amount (with all other Transfers) during such three-month period more than one-third of the total number of shares of Ultra common stock issued as merger consideration to the Vencore Stockholder and the KeyPoint Stockholder pursuant to the terms of the Merger Agreement.

Standstill

Veritas Capital Management agrees that for a period commencing on the date of the Merger Agreement and ending on the earlier of (1) the first date that Veritas Capital Management and its controlled affiliates collectively no longer own more than 5% of the total outstanding shares of Ultra common stock, (2) a material breach of the director nomination rights described below if such material breach has not been or is incapable of being cured within ten days after receipt of written notice and (3) upon certain change of control type events, none of Veritas Capital Management, its controlled affiliates or any of their respective representatives acting on its behalf will in any manner, directly or indirectly or alone or in concert with any other person (in each case except as approved by Ultra or as contemplated by the Letter Agreement or any other transaction agreement):

•	effect or consummate or seek, agree, offer or propose to effect or consummate, or announce any intention to effect or consummate or cause or participate in or in any way assist, facilitate or encourage any other person to effect or consummate or seek, agree, offer or propose to effect or consummate or participate in: (1) any acquisition of any economic interest in, or any direct or indirect right to direct the voting or disposition of, any securities of Ultra, or rights or options to acquire any securities of Ultra, or any assets, indebtedness or businesses of Ultra or any of its affiliates; (2) any tender or exchange offer, merger or other business combination involving Ultra or any of its affiliates or assets of Ultra or its affiliates constituting a significant portion of the consolidated assets of Ultra or any of its affiliates; or (3) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Ultra or any of its affiliates;

•	make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of Ultra;

•	initiate, induce or attempt to induce, cooperate or collaborate with, any other person, entity or group in connection with, any stockholder proposal or withhold vote campaigns or tender offers for equity securities of Ultra, any change of control of Ultra or the convening of a meeting of Ultra’s stockholders;

•	form, join or in any way participate in a group with respect to Ultra in respect of any securities of Ultra;

•	except pursuant to the director nomination rights described below, otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, board of directors or policies or to obtain representation on the board of directors of Ultra;

•	bring any action or otherwise act to contest the validity of this covenant;

•	advise, assist, encourage, act as a financing source for or otherwise invest in any other person in connection with, or enter into any discussions, negotiations, arrangements or understandings with any other person with respect to, any of the activities set forth in this covenant;

•	publicly disclose any intention, plan or arrangement, or take any action, inconsistent with any of the foregoing; or

•	take any action with respect to Ultra that would or would reasonably be expected to require Ultra to make a public announcement regarding (1) such action, (2) any of the types of matters set forth in this covenant, (3) the matters set forth in the Merger Agreement, or (4) the possibility of Veritas Capital Management or any other person acquiring control of Ultra, whether by means of a business combination or otherwise.

Director Nomination Right

Veritas Capital Management will have the right to nominate one individual, subject to review and approval of such individual’s nomination by Ultra’s nominating/corporate governance committee and subject to such individual meeting Ultra’s director qualification standards included in its corporate governance guidelines, to serve on the board of directors of Ultra. Additionally, at the effective time of the Mergers, Ultra has agreed to appoint the chief executive officer of Ultra to the Ultra board of directors.

This foregoing provisions shall continue in effect until Veritas Capital Management, together with its affiliates, ceases to hold a number of shares equal to at least 10% of the outstanding common stock of Ultra as of the Closing Date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a general discussion of the U.S. federal income tax consequences of the Spin-Off to holders of DXC common stock that receive Ultra common stock in the Distribution. The following discussion is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this Information Statement and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is limited to holders of DXC common stock that are U.S. holders, as defined below, and hold their shares of DXC common stock as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances, nor does it address any consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who are subject to the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who have acquired their shares of DXC common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of DXC common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences, or the consequences of the Medicare tax on net investment income.

Holders of DXC common stock should consult their tax advisors as to the particular tax consequences to them as a result of the Distribution.

For purposes of this discussion, a U.S. holder is a beneficial owner of DXC common stock that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of DXC common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of DXC common stock should consult its tax advisor regarding the tax consequences of the Distribution.

Treatment of the Distribution

It is a condition to the Distribution that DXC receive a written opinion of Skadden Arps, in form and substance reasonably acceptable to DXC, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, (i) the Spin-Off should qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code, (ii) DXC should recognize no gain or loss under Section 361(c) of the Code upon the Distribution, and (iii) DXC’s stockholders should recognize no gain or loss under Section 355(a) of the Code upon the receipt of Ultra common stock in the Distribution.

The opinion of Skadden Arps will be based on the law in effect as of the time of the Spin-Off and will rely upon certain assumptions, as well as statements, representations and undertakings made by officers of DXC and Ultra. These assumptions, statements, representations and undertakings are expected to relate to, among other things, the parties’ business reasons for engaging in the Spin-Off, the conduct of certain business activities by DXC and Ultra, and the plans and intentions of DXC and Ultra to continue conducting those business activities and not to materially modify their ownership or capital structure following the Spin-Off. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the actual facts that exist at the time of the Spin-Off, the conclusions reached in such opinion could be adversely affected.

DXC does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Spin-Off. The legal authorities upon which the opinion of Skadden Arps will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. The opinion of Skadden Arps will not be binding on courts or the IRS, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge.

Assuming that the Spin-Off qualifies under Sections 355, 361 and 368(a)(1)(D) of the Code, then, for U.S. federal income tax purposes:

•	DXC will not recognize income, gain or loss on the Distribution;

•	except with respect to the receipt of cash in lieu of fractional shares of Ultra common stock, holders of DXC common stock will not recognize income, gain or loss on the receipt of Ultra common stock in the Distribution;

•	a stockholder’s aggregate tax basis in its shares of DXC common stock and Ultra common stock (including any fractional shares deemed received, as described below) immediately after the Distribution will be the same as the aggregate tax basis of the shares of DXC common stock held by the stockholder immediately before the Distribution, allocated between such shares of DXC common stock and Ultra common stock in proportion to their relative fair market values; and

•	a stockholder’s holding period in the Ultra common stock received in the Distribution (including any fractional shares deemed received, as described below) will include the holding period of the DXC common stock with respect to which such Ultra common stock was received.

Stockholders that have acquired different blocks of DXC common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis in, and the holding period of, the Ultra common stock distributed with respect to such blocks of DXC common stock.

A stockholder that receives cash in lieu of a fractional share of Ultra common stock in the Distribution will generally be treated as having received such fractional share pursuant to the Distribution and then as having sold such fractional share for cash. Taxable gain or loss will be recognized in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the stockholder’s tax basis in the fractional share, as described above. Such gain or loss will generally be long-term capital gain or loss if the stockholder’s holding period for its Ultra common stock, as described above, exceeds one year at the effective time of the Distribution. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations under the Code.

If the Distribution were determined not to qualify for tax-free treatment under Section 355 of the Code, DXC would generally be subject to tax as if it sold the Ultra common stock in a taxable transaction. DXC would recognize taxable gain in an amount equal to the excess of (i) the total fair market value of the shares of Ultra common stock distributed in the Distribution over (ii) DXC’s aggregate tax basis in such shares of Ultra common stock. In addition, each stockholder who receives Ultra common stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Ultra common stock received by the stockholder in the Distribution. In general, such distribution would be taxable as a dividend to the extent of DXC’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the distribution exceeds such earnings and profits, the distribution would generally constitute a non-taxable return of capital to the extent of the stockholder’s tax basis in its shares of DXC common stock, with any remaining amount of the distribution taxed as capital gain. A stockholder would have a tax basis in its shares of Ultra common stock equal to their fair market value. Certain stockholders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends.

Even if the Distribution otherwise qualifies under Section 355 of the Code, the Distribution would be taxable to DXC (but not to its stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of DXC or Ultra, directly or indirectly (including through acquisitions of stock after the completion of the Spin-Off), as part of a plan or series of related transactions that includes the Distribution. Current law generally creates a presumption that any direct or indirect acquisition of stock of DXC or Ultra within two years before or after the Distribution is part of a plan that includes the Distribution, although the parties may be able to rebut that presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the Mergers will be treated as part of such a plan, the Mergers should not cause Section 355(e) of the Code to apply to the Distribution. However, if the IRS were to determine that other direct or indirect acquisitions of stock of DXC or Ultra, either before or after the Distribution, were part of a plan that includes the Distribution, such determination could cause Section 355(e) of the Code to apply to the Distribution, which could result in a material tax liability.

Information Reporting and Backup Withholding

Current Treasury regulations require certain U.S. holders of DXC common stock who are “significant distributees” (generally, a U.S. holder that owns at least 5% of the outstanding DXC common stock immediately before the Distribution) and who receive Ultra common stock pursuant to the Distribution to attach to their U.S. federal income tax returns for the taxable year in which the Distribution occurs a statement setting forth certain information with respect to the transaction. DXC will provide holders of DXC common stock with the information necessary to comply with this requirement. Stockholders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

In addition, payments of cash to a holder of DXC common stock in lieu of fractional shares of Ultra common stock in the Distribution may be subject to information reporting, unless the stockholder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such stockholder provides a correct taxpayer identification number (generally on an IRS Form W-9) and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding is generally reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained from the IRS, provided that the required information is properly furnished in a timely manner to the IRS.

DIVIDEND POLICY

While we currently contemplate paying quarterly cash dividends following the Spin-Off, we have not yet determined the extent to which we will pay dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the sole discretion of our Board of Directors and will depend on many factors, such as our financial condition, results of operations and capital requirements, debt service obligations, restrictive covenants in the agreements governing our debt or debt we may incur in the future, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2017, on a historical basis and on pro forma basis to give effect to the Spin-Off and the Mergers, as if they occurred on September 30, 2017. The historical combined balance sheet data presented in the capitalization table as of September 30, 2017 for USPS and September 29, 2017 for Vencore are derived from the unaudited combined financial statements for both, included in this Information Statement. The unaudited pro forma combined financial information was prepared using the purchase method of accounting, with USPS treated as the “acquirer” of Vencore for accounting purposes. The effect of the Mergers presented below includes the impact of preliminary purchase accounting adjustments. The pro forma information presented below is derived from the “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this Information Statement. In addition, you should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vencore” and the financial statements and accompanying notes included elsewhere in this Information Statement.

(in millions)	USPS as of September 30, 2017	Effect of Spin- off	Spin-off Adjusted USPS as of September 30, 2017	Vencore as of September 29, 2017	Effect of Mergers	Pro Forma Combined
Cash	$—	$16	$16	$72	$(37)	$51

Short-term obligations:
Current maturities of long-term debt	$—	$51	$51	$17	$16	$84
Current maturities of capitalized lease obligations	135	—	135	1	—	136

Total short-term debt and current obligations of long-term debt	135	51	186	18	16	220
Long-term obligations:
New USPS Term Loan due 2021	—	—	—	—	543	543
New USPS Term Loan due 2023	—	1,000	1,000	—	663	1,663
New Revolving Credit Facility	—	—	—	—	249	249
7.45% Senior Notes due 2029(1)	—	79	79	—	—	79
UBS 1st and 2nd Lien	—	—	—	768	(768)	—
Cortland 1st Lien	—	—	—	205	(205)	—
Capitalized lease liabilities	235	—	235	2	—	237

Total long-term debt	235	1,079	1,314	975	482	2,771

Less: current maturities of long-term debt	(135)	(51)	(186)	(18)	(16)	(220)

Total long-term debt, net of current maturities	$100	$1,028	$1,128	$957	$466	$2,551

Stockholders’ equity:
Parent company investment	$2,737	$(2,737)	$—	$—	$—	$—
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid in capital	—	2,737	2,737	189	588	3,514
Accumulated deficit	—	(1,075)	(1,075)	(424)	385	(1,114)
Accumulated other comprehensive (loss) income	—	—	—	(60)	60	—

Total equity	2,737	(1,075)	1,662	(295)	1,033	2,400

Total capitalization	$2,972	$4	$2,976	$680	$1,515	$5,171

(1)	Reflects the remaining $66 million outstanding principal of the EDS Notes issued by Enterprise Services, a subsidiary of Ultra following the Internal Reorganization, following the partial exchange of approximately $234 million of the EDS Notes for the DXC Notes, and $13 million of unamortized premiums resulting from the application of fair value accounting associated with the merger of HPES and CSC.

SELECTED HISTORICAL COMBINED FINANCIAL DATA FOR USPS

The following tables present USPS’s selected historical combined financial and for the periods and as of the dates indicated.

The selected historical combined financial data for the years ended October 31, 2014, October 31, 2015 and October 31, 2016, for the five months ended March 31, 2017, and as of October 31, 2015, October 31, 2016 and March 31, 2017 was derived from USPS’s audited combined financial statements and notes thereto included elsewhere in this Information Statement. The selected historical condensed combined financial data for the six months ended July 31, 2016 and September 30, 2017, and as of September 30, 2017, was derived from USPS’s unaudited condensed combined interim financial statements and notes thereto included elsewhere in this Information Statement. USPS’s unaudited combined interim financial statements were prepared on a basis consistent with USPS’s audited combined financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. Additionally, on April 1, 2017, CSC, HPE, Everett and Merger Sub, completed the strategic combination of CSC with HPES to form DXC (the “DXC Merger”). At the time of the DXC Merger, Everett was renamed DXC, and as a result of the DXC Merger, CSC became a direct wholly owned subsidiary of DXC. The transaction was determined to be a reverse merger and CSC was determined to be the accounting acquirer of DXC. Therefore, for accounting purposes DXC, and in turn USPS, was subject to purchase price allocation adjustments as of April 1, 2017. These adjustments are reflected in the post-DXC Merger period results for USPS, therefore, post- DXC Merger period results for USPS are not comparable to pre- DXC Merger results.

Selected historical financial data for USPS for the fiscal years ended October 31, 2013 and 2012 are not available for any combined balance sheet data or combined statement of operations data other than revenues because requisite stand-alone financial records for those periods for USPS were not maintained by the former parent companies of the enterprise services business, HPE (between November 1, 2015 and March 31, 2017) and The Hewlett-Packard Company (prior to November 1, 2015). Revenue information for USPS for those periods does not include information that would enable us to quantify the component of our revenues during the fiscal years ended October 31, 2013 and 2012 that consisted of certain consulting revenues as to which records were maintained outside of the enterprise services business. Due to the unavailability or lack of comparability of that information we have omitted USPS information prior to the periods presented.

USPS’s historical results are not necessarily indicative of future operating results, and the results for any interim period are not necessarily indicative to the results that may be expected for a full fiscal year.

You should read this information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS” and USPS’s combined financial statements and the related notes thereto included elsewhere in this Information Statement.

	Predecessor					Successor
	Twelve Months Ended			Five Months Ended	Six Months Ended	Six Months Ended
	October 31 2014	October 31 2015	October 31 2016
(in millions)				March 31, 2017	July 31, 2016	September 30, 2017
Combined Statement of Operations Data:
Revenues	$2,955	$2,585	$2,732	$1,073	$1,307	$1,382

Operating costs and expenses:
Costs of services (excludes depreciation and amortization and restructuring costs	2,144	2,101	2,086	820	986	1,082
Selling, general and administrative (excludes depreciation and amortization and restructuring costs)	318	242	207	77	109	81
Depreciation and amortization	227	214	225	73	117	70
Restructuring costs	12	22	20	—	15	7
Separation costs	—	28	34	34	12	17
Interest expense	36	33	36	10	18	7
Interest income	(3)	(4)	(5)	—	(3)	—

Total costs and expenses	2,734	2,636	2,603	1,014	1,254	1,264

Income (loss) before taxes	221	(51)	129	59	53	118
Income tax expense (benefit)	83	(22)	49	23	20	46

Net income (loss)	$138	$(29)	$80	$36	$33	$72

	Predecessor				Successor
	As of			As of March 31, 2017	As of September 30, 2017
(in millions)	October 31 2014	October 31 2015	October 31 2016
Combined Balance Sheet Data:
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$—	$—
Receivables, net of allowance for doubtful accounts	545	602	423	391	365
Prepaid expenses	90	149	138	98	90
Deferred contract costs	62	97	11	22	25

Total current assets	697	848	572	511	480
Intangible assets, net of accumulated amortization	124	73	24	27	877
Goodwill	—	—	—	—	2,027
Deferred income taxes, net	28	64	78	40	—
Property and equipment, net of accumulated depreciation	540	508	523	469	234
Other assets	27	19	37	26	27

Total assets	$1,416	$1,512	$1,234	$1,073	$3,645

LIABILITIES and EQUITY
Current liabilities:
Current capital lease liability	$111	$127	$145	$139	$135
Accounts payable	116	144	151	107	208
Accrued payroll and related costs	32	27	24	12	8
Accrued expenses and other current liabilities	284	216	211	132	151
Deferred revenue and advance contract payments	68	179	118	76	65

Total current liabilities	611	693	649	466	567
Non-current capital lease liability	224	223	215	155	100
Non-current deferred revenue	35	32	23	22	9
Non-current deferred tax liabilities	—	—	—	—	216
Other long-term liabilities	7	9	9	14	16

Total liabilities	877	957	896	657	908
Commitments and contingencies
Equity:
Parent company investment	539	555	338	416	2,737

Total equity	539	555	338	416	2,737

Total liabilities and equity	$1,416	$1,512	$1,234	$1,073	$3,645

	Predecessor					Successor
	Twelve Months Ended			Five Months Ended	Six Months Ended	Six Months Ended
(in millions)	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016	September 30, 2017
Combined Statements of Cash Flows data:
Cash flows provided by operating activities	$487	$100	$495	$52	$230	$274
Cash flows used in investing activities	$(30)	$(18)	$(21)	$(10)	$(11)	$(11)
Cash flows used in financing activities	$(457)	$(82)	$(474)	$(42)	$(219)	$(263)

	Predecessor					Successor
	Twelve Months Ended			Five Months Ended	Six Months Ended	Six Months Ended
(in millions)	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016	September 30, 2017
Other Financial Data
Adjusted EBITDA (1)	$510	$265	$459	$183	$221	$222

(1)	Adjusted EBITDA is a non-GAAP measure and is subject to limitations described above in the section “Non-GAAP Financial Measures.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA FOR VENCORE

The following table sets forth Vencore’s selected historical combined financial for the periods and at the dates indicated. The selected historical combined financial data for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 and as of December 31, 2015 and 2016 have been derived from Vencore’s historical audited combined financial statements and notes thereto included elsewhere in this Information Statement. Vencore has derived the selected historical combined financial data for the nine months ended September 30, 2016 and September 29, 2017, and as of September 29, 2017, from Vencore’s unaudited combined interim financial statements and notes thereto included elsewhere in this Information Statement. Vencore’s unaudited combined interim financial statements were prepared on a basis consistent with Vencore’s audited combined financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information.

Vencore’s historical results are not necessarily indicative of future operating results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

You should read this information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vencore” and Vencore’s combined financial statements and notes thereto, in each case, included elsewhere in this Information Statement.

	Years Ended December 31,					Nine Months Ended September 30,	Nine Months Ended September 29,
	(Unaudited)					(Unaudited)
(in millions)	2012	2013	2014	2015	2016	2016	2017
Combined Statements of Operations:
Revenue	$825	$810	$1,149	$1,399	$1,405	$1,067	$1,027

Operating costs and expenses
Cost of revenue (excluding depreciation and amortization)	649	662	978	1,162	1,159	880	861
General and administrative expenses	83	63	82	89	84	62	66
Depreciation and amortization	30	32	37	36	35	27	23
(Gain) loss on contingent consideration	(1)	—	13	(8)	—	—	—
Lease abandonment expense	—	—	22	—	—	—	—
Deferred contract costs	10	13	2	3	6	5	4
Impairment of intangibles (trade name)	127	8	56	—	—	—	—
Loss (gain) on pension plan	12	9	(3)	(1)	(6)	(4)	(7)

Total operating costs and expenses	910	787	1,187	1,281	1,278	970	947

(Loss) income from operations	(85)	23	(38)	118	127	97	80
Interest expense	51	57	68	75	77	59	61
Debt extinguishment costs	4	—	8	—	7	7	4
Other, net	(8)	—	—	(1)	(2)	(2)	—
Investment gain	—	—	—	—	—	—	(3)

(Loss) income before income taxes and equity in net earnings of affiliate	(132)	(34)	(114)	44	45	33	18
Income tax (benefit) expense	(14)	(21)	—	21	25	16	11

(Loss) income before equity in net earnings of affiliate	(118)	(13)	(114)	23	20	17	7

Equity in net earnings of affiliate	—	—	—	—	—	—	1

Net (loss) income	$(118)	$(13)	$(114)	$23	$20	17	6

	As of December 31,					As of September 29,
	(unaudited)	(unaudited)	(unaudited)			(Unaudited)
(in millions)	2012	2013	2014	2015	2016	2017
Combined Balance Sheet Data (at end of period):
Current assets
Cash	$42	$64	$43	$76	$66	$72
Accounts receivable, net	86	85	204	172	166	184
Restricted Cash	—	—	25	—	—	—
Prepaid and other current assets	8	9	17	14	19	9
Deferred costs	3	4	13	23	22	27

Total current assets	139	162	302	285	273	292

Property, equipment, and capitalized software, net	33	33	41	33	35	34
Purchased intangible assets, net	393	363	309	284	260	245
Goodwill	302	314	397	397	397	397
Other long-term assets	17	31	69	70	58	54

Total assets	$884	$903	$1,118	$1,069	$1,023	$1,022

Total current liabilities	$116	$112	$225	$183	$194	$189
Total liabilities	801	797	1,158	1,100	1,220	1,317
Total stockholder’s equity (deficit)	83	106	(40)	(31)	(197)	(295)

Total liabilities and stockholder’s equity	$884	$903	$1,118	$1,069	$1,023	$1,022

	Year Ended December 31,			Nine Months Ended September 30, (Unaudited)	Nine Months Ended September 29, (Unaudited)
(in millions)	2014	2015	2016	2016	2017
Combined Cash Flow Data:
Net cash provided by operating activities	$1	$65	$98	$73	$30
Net cash (used in) provided by investing activities	(186)	16	(15)	(12)	(4)
Net cash provided by (used in) financing activities	164	(48)	(93)	(87)	(20)

Net (decrease) increase in cash	$(21)	$33	$(10)	$(26)	$6

Other Data:
Capital expenditures	$(5)	$(16)	$(11)	$(9)	$(6)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF ULTRA

The following unaudited pro forma condensed combined financial statements of Ultra include the unaudited pro forma condensed combined balance sheet as of September 30, 2017, and the unaudited pro forma condensed combined statements of operations for the twelve months ended October 31, 2016, the five months ended March 31, 2017 and the six months ended September 30, 2017, in each case, after giving effect to the Spin-off and Mergers as described below.

USPS reports its results based on a fiscal year basis that ends March 31. Prior to being acquired by DXC on April 1, 2017, USPS reported its results on a fiscal year basis that ended October 31. Vencore reports its results based on a fiscal year basis that ends December 31. As a consequence of USPS and Vencore having different fiscal year end dates, all references to the twelve month pro forma condensed combined statement of operations include the results of operations of USPS for the twelve months ended October 31, 2016 and of Vencore for the twelve months ended December 31, 2016. All references to the five month period pro forma condensed combined statement of operations include the results of operations of USPS for the five months ended March 31, 2017 and of Vencore for the five months ended March 31, 2017. All references to the interim pro forma condensed combined statement of operations include the results of operations of USPS for the six months ended September 30, 2017 and of Vencore for the six months ended September 29, 2017, which was derived by subtracting the unaudited combined statement of operations data for the three months ended March 31, 2017 from the unaudited combined statement of operations data for the nine months ended September 29, 2017.

The pro forma condensed combined balance sheet combines the historical combined and condensed balance sheet of USPS as of September 30, 2017, and the historical combined balance sheet of Vencore as of September 29, 2017, giving effect to the Spin-off, Mergers and other transactions contemplated by the Merger Agreement as if they had been consummated on September 30, 2017. The pro forma combined statements of operations each give effect to the Spin-Off and the Mergers as if they had been consummated on November 1, 2015, the first day of USPS’s fiscal year ended October 31, 2016.

The historical combined financial statements of USPS have been “carved-out” from the combined and consolidated financial statements of DXC and its former parent, HPE, and reflect assumptions and allocations made by DXC and HPE for the year ended October 31, 2016 and for the five month period ended March 31, 2017 as these financial statements do not give effect to purchase price allocation adjustments associated with the strategic combination of CSC and HPES on April 1, 2017. These adjustments are reflected in the post-acquisition period results for USPS for the six months ended September 30, 2017, therefore, pro forma adjustments give effect to the merger as if it were consummated on November 1, 2015.

USPS’s historical combined financial statements include DXC assets and liabilities that were specifically identifiable or otherwise attributable to USPS, including subsidiaries and affiliates in which DXC had a controlling financial interest or was the primary beneficiary. USPS’s historical combined financial statements include all revenues and costs directly attributable to USPS and an allocation of expenses related to certain DXC and HPE corporate functions. The results of operations in the USPS historical combined financial statements do not necessarily include all expenses that would have been incurred by USPS had it been a separate, stand-alone entity. Actual costs that may have been incurred if USPS had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as IT and infrastructure. Consequently, USPS’s historical combined financial statements do not necessarily reflect what USPS’s financial condition and results of operations would have been had USPS operated as a stand-alone company during the periods or as of the dates presented.

The pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X. The historical financial information has been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the Spin-Off and the Mergers, (ii) factually supportable, and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the consolidated results of operations of Ultra.

The pro forma condensed combined financial statements were prepared using the acquisition method of accounting with USPS considered the accounting acquirer of Vencore. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill.

The Spin-Off and the Mergers have not been consummated. Accordingly, the pro forma purchase price allocation of Vencore’s assets to be acquired and liabilities to be assumed is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, and the pro forma condensed combined financial statements are based upon currently available information and certain assumptions that management of USPS believes are factually supportable as of the date of this Information Statement. A final determination of the fair value of Vencore’s assets acquired and liabilities assumed, including goodwill and intangible assets, will be based on the actual net tangible and intangible assets and liabilities of Vencore that exist as of the closing date of the Mergers and, therefore, cannot be made prior to the completion of the Spin-Off and the Mergers. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. These potential changes to the purchase price allocation and related pro forma adjustments could be material.

The pro forma condensed combined financial statements do not reflect the costs of integration activities or benefits that may result from realization of anticipated synergies post-close. USPS and Vencore expect to incur significant one-time financing and transaction costs, some of which will be capitalized, in connection with the Spin-Off and the Mergers, totaling approximately $124 million, of which approximately $4 million has been incurred to date. The financing fees and transaction-related costs are expected to be incurred through the closing of the Spin-Off and the Mergers which is expected to occur on or around March 31, 2018 and will primarily be funded through the New Term Facility and New Revolving Credit Facility. The transition and integration-related costs will be incurred primarily during the first two fiscal years following the consummation of the Spin-Off and the Mergers, and will primarily be funded through cash generated from operations. No assurances of the timing or the amount of cost synergies able to be captured, or the costs necessary to achieve those cost synergies, can be provided.

The pro forma condensed combined financial statements do not reflect any adjustments related to the agreements which USPS and DXC will enter into following the Distribution, as the scope of services and other terms within these agreements are not yet finalized and are not expected to result in any material incremental recurring income or expenses to the combined company following the consummation of the Spin-Off and the Mergers.

The adjustments included in the pro forma condensed combined financial statements are based upon currently available information and assumptions that management of USPS believes to be reasonable. These adjustments and related assumptions are described in the accompanying notes presented on the following pages.

The pro forma condensed combined financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined company would have reported had the Spin-Off and the Mergers been completed as of the dates set forth in the pro forma condensed combined financial statements, and should not be taken as being indicative of the combined company’s future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the pro forma financial statements for a number of reasons, including differences between the assumptions used to prepare the pro forma financial statements and actual amounts.

The pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma condensed combined financial statements;

•	USPS’s audited historical combined financial statements and related notes as of and for the twelve months ended October 31, 2016 and the five months ended March 31, 2017, which are included elsewhere in this Information Statement;

•	USPS’s unaudited historical combined and condensed financial statements and related notes as of and for the six months ended September 30, 2017, which are included elsewhere in this Information Statement;

•	Vencore’s audited historical combined financial statements and related notes as of and for the year ended December 31, 2016, which are included elsewhere in this Information Statement;

•	Vencore’s unaudited historical combined financial statements and related notes as of and for the nine months ended September 29, 2017.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2017

(in millions)	Historical USPS as of September 30, 2017	Effect of Spin-off		Spin-off Adjusted USPS as of September 30, 2017	Historical Vencore as of September 29, 2017	Reclassifications		Effect of Mergers		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$—	$16	8A	$16	$72	$—		$(37)	8A	$51
Receivables, net	365	—		365	184	—		—		549
Prepaid and other current assets	—	—		—	9	(9)	7A	—		—
Prepaid expenses	90	—		90	—	6	7A	—		96
Deferred costs	—	—		—	27	(27)	7A			—
Deferred contract costs and other current assets	25	—		25	—	30	7A	—		55

Total current assets	480	16		496	292	—		(37)		751
Intangible assets, net	877	—		877	245	3	7A	928	8B	2,053
Goodwill	2,027	—		2,027	397	—		947	8C	3,371
Property and equipment, net	234	—		234	34	(3)	7A	—		265
Deferred income taxes, net	—	—		—	—	1	7A	14	8D	15
Other assets	27	—		27	54	(1)	7A	8	8E	88

Total Assets	$3,645	$16		$3,661	$1,022	$—		$1,860		6,543

LIABILITIES AND EQUITY
Current liabilities:
Current capital lease liability	$135	$—		$135	$—	$1	7A	$—		$136
Short-term debt and current maturities of long-term debt	—	51	8E	51	17	—		16	8E	84
Accounts payable	208	—		208	—	54	7A	—		262
Accounts payable and accrued expenses	—	—		—	77	(77)	7A	—		—
Accrued payroll and related costs	8	—		8	61	—		(5)	8F	64
Accrued expenses and other current liabilities	151	12	8G	163	—	48	7A	(4)	8G	207
Other current liabilities	—	—		—	34	(34)	7A	—		—
Deferred revenue and advance contract payments	65	—		65	—	8	7A	—		73

Total current liabilities	567	63		630	189	—		7		826
Non-current capital lease liability	100	—		100	—	1	7A	—		101
Long-term debt, net of current maturities	—	1,028	8E	1,028	956	—		466	8E	2,450
Non-current deferred revenue	9	—		9	—	—		—		9
Accrued pension and other post-retirement benefits, net of current portion	—	—		—	77	(77)	7A	—		—
Non-current income tax liabilities and deferred tax liabilities	216	—		216	—	54	7A	362	8H	632
Other long-term liabilities	16	—		16	95	22	7A	(8)	8I	125

Total Liabilities	908	1,091		1,999	1,317	—		827		4,143
Commitments and Contingencies
Stockholders’ equity:
Parent company investment	2,737	(2,737)	8J	—	—	—		—		—
Preferred stock	—	—		—	—	—		—		—
Common stock	—	—		—	—	—		—		—
Additional paid-in-capital	—	2,737	8J	2,737	189	—		588	8J	3,514
Accumulated deficit	—	(1,075)	8J	(1,075)	(424)	—		385	8J	(1,114)
Accumulated other comprehensive income (loss)	—	—		—	(60)	—		60	8J	—

Total Stockholders’ equity	2,737	(1,075)		1,662	(295)	—		1,033		2,400

Total Liabilities and Equity	$3,645	$16		$3,661	$1,022	$—		$1,860		$6,543

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(in millions, except per share amounts)	Historical USPS for the Six Months Ended September 30, 2017	Effect of Spin-off		Spin-off Adjusted USPS for the Six Months Ended September 30, 2017	Historical Vencore for the Six Months Ended September 29, 2017	Reclassifications		Effect of Mergers		Pro Forma Combined
Revenues	$1,382	$—		$1,382	$692	$—		$—		$2,074

Costs and expenses:
Costs of services	1,082	—		1,082	578	(5)	7B	(1)	9A	1,654
Selling, general and administrative	81	—		81	44	—		(3)	9B	122
Depreciation and amortization	70	—		70	15	—		35	9C	120
Restructuring costs	7	—		7	—	3	7B	—		10
Separation costs	17	(1)	9D	16	—	—		—		16
Interest expense	7	19	9E	26	42	—		(14)	9E	54
(Gain) loss on pension plan	—	—		—	(5)	5	7B	—		—
Debt extinguishment cost	—	—		—	4	—		—		4
Deferred contract costs	—	—		—	3	(3)	7B	—		—
Other expense (income), net	—	—		—	—	1	7B	—		1

Total costs and expenses	1,264	18		1,282	681	1		17		1,981

Income (loss) before taxes	118	(18)		100	11	(1)		(17)		93
Income tax expense (benefit)	46	(8)	9F	38	8	—		(8)	9F	38

Equity in net loss of affiliate	—	—		—	1	(1)	7B	—		—

Net income (loss)	$72	$(10)		$62	$2	$—		$(9)		$55

Earnings per common share:
Basic				$0.43						$0.33
Diluted				$0.43						$0.33
Weighted-average common shares:
Basic		143	9G	143				23	9G	166
Diluted		143	9G	143				23	9G	166

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FIVE MONTHS ENDED MARCH 31, 2017

(in millions, except per share amounts)	Historical USPS for the Five Months Ended March 31, 2017	USPS Purchase Accounting Adjustments		Effect of Spin-off		Spin- off Adjusted USPS for the Five Months Ended March 31, 2017	Historical Vencore for the Five Months Ended March 31, 2017	Reclassifications		Effect of Mergers		Pro Forma Combined
Revenues	$1,073	$—		$—		$1,073	$562	$—		$—		$1,635

Costs and expenses:
Costs of services	820	—		—		820	471	(5)	7B	7	9A	1,293
Selling, general and administrative	77	—		—		77	36	—		1	9B	114
Depreciation and amortization	73	(9)	2A	—		64	14	—		29	9C	107
Restructuring costs	—	—		—		—	—	2	7B	—		2
Separation costs	34	—		—		34	—	—		—		34
Interest expense	10	(7)	2B	17	9E	20	30	—		(5)	9E	45
(Gain) loss on pension plan	—	—		—		—	(5)	5	7B	—		—
Deferred contract costs	—	—		—		—	2	(2)	7B	—		—
Investment gain	—	—		—		—	(3)	—		—		(3)

Total costs and expenses	1,014	(16)		17		1,015	545	—		32		1,592

Income (loss) before taxes	59	16		(17)		58	17	—		(32)		43
Income tax expense (benefit)	23	6	9F	(7)	9F	22	11	—		(13)	9F	20

Net income (loss)	$36	$10		$(10)		$36	$6	$—		$(19)		$23

Earnings per common share:
Basic						$0.25						$0.14
Diluted						$0.25						$0.14
Weighted-average common shares:
Basic				143	9G	143				23	9G	166
Diluted				143	9G	143				23	9G	166

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2016

(in millions, except per share amounts)	Historical USPS for the Twelve Months Ended October 31, 2016	USPS Purchase Accounting Adjustments		Effect of Spin- off		Spin-Off Adjusted USPS for the Twelve Months Ended October 31, 2016	Historical Vencore for the Twelve Months Ended December 31, 2016	Reclassifications		Transaction Adjustments		Pro Forma Combined
Revenues	$2,732	$—		$—		$2,732	$1,405	$—		$—		$4,137

Costs and expenses:
Costs of services	2,086	—		—		2,086	1,159	(6)	7B	2	9A	3,241
Selling, general and administrative	207	—		—		207	84	—		(5)	9B	286
Depreciation and amortization	225	(21)	2A	—		204	35	—		67	9C	306
Restructuring costs	20	—		—		20	—	6	7B	—		26
Separation costs	34	—		—		34	—	—		—		34
Interest expense	36	(16)	2B	42	9E	62	77	—		(21)	9E	118
Interest income	(5)	—		—		(5)	—	—		—		(5)
(Gain) loss on pension plan	—	—		—		—	(6)	6	7B	—		—
Debt extinguishment costs	—	—		—		—	7	—		—		7
Deferred contract costs	—	—		—		—	6	(6)	7B	—		—
Other income, net	—	—		—		—	(2)	—		—		(2)

Total costs and expenses	2,603	(37)		42		2,608	1,360	—		43		4,011

Income (loss) before taxes	129	37		(42)		124	45	—		(43)		126
Income tax expense (benefit)	49	14	9F	(17)	9F	46	25	—		(17)	9F	54

Net income (loss)	$80	$23		$(25)		$78	$20	$—		$(26)		$72

Earnings per common share:
Basic						$0.55						$0.43
Diluted						$0.55						$0.43
Weighted-average common shares:
Basic				143	9G	143				23	9G	166
Diluted				143	9G	143				23	9G	166

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1: Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and present the pro forma balance sheet and pro forma statements of operations of USPS based upon the historical financial statements of each of USPS and Vencore, after giving effect to the Spin-Off and the Mergers and are intended to reflect the impact of the Spin-Off and the Mergers on USPS’s combined financial statements. The historical financial statements of USPS and Vencore have been adjusted in the accompanying pro forma financial statements to give pro forma effect to events that are (i) directly attributable to the Spin-Off and the Mergers, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results of operations of the combined company.

The accompanying pro forma financial statements are presented for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by Ultra if the Spin-Off and the Mergers had been consummated for the periods presented or that will be achieved in the future. The pro forma financial statements do not reflect the costs of any integration activities or benefits that may result from realization of revenue or net cost synergies expected to result from the Mergers. In addition, throughout the periods presented in the pro forma financial statements, the operations of USPS were conducted and accounted for as part of DXC (and USPS’s former parent, HPE) using accounting conventions applicable to DXC (and USPS’s former parent, HPE) which may differ in the future. The audited historical combined financial statements and unaudited historical combined and condensed financial statements of USPS have been derived from DXC’s (and USPS’s former parent, HPE’s) historical accounting records and reflect certain allocations of direct costs and expenses. All of the allocations and estimates in such financial statements are based on assumptions that DXC’s management believes are reasonable. The historical financial statements of USPS do not necessarily represent the financial position or results of operations of USPS had it been operated as a stand-alone company during the periods or at the dates presented.

Note 2: USPS Purchase Accounting Adjustments

On April 1, 2017, Computer Sciences Corporation (“CSC”), HPE, Everett SpinCo, Inc. (“Everett”), and New Everett Merger Sub Inc., a wholly owned subsidiary of Everett (“Merger Sub”), completed the strategic combination of CSC with the enterprise services business of HPE to form DXC. The combination was accomplished through a series of transactions that included the transfer by HPE of its enterprise services business to Everett, the spin-off by HPE of Everett on March 31, 2017, and the merger of Merger Sub with and into CSC on April 1, 2017 (the “Everett Merger”). At the time of the Everett Merger, Everett was renamed DXC, and as a result of the Everett Merger, CSC became a direct wholly owned subsidiary of DXC. The transaction involving Everett and CSC is a reverse merger acquisition, in which DXC is considered the legal acquirer of the business and CSC is considered the accounting acquirer. Therefore for accounting purposes DXC, and in turn USPS, were subject to purchase price allocation adjustments as of April 1, 2017 for DXC’s fiscal year 2018 reporting. For pro forma purposes, the recurring adjustments have been included in the twelve-month and five-month period pro forma statements of operations, which represent the pro forma fiscal periods prior to the CSC-DXC merger.

The pro forma statements of operations reflect the following adjustments related to the purchase accounting:

(A)	Depreciation and amortization was adjusted to account for the preliminary estimates of fair values of USPS property and equipment and identifiable intangible assets.

(B)	Interest expense was adjusted to account for the re-setting of implicit interest rates in calculating the interest expense portion of acquired capital lease assets and liabilities.

Note 3: Accounting Policies

Acquisition accounting rules require evaluation of certain assumptions and estimates, as well as determination of financial statement classifications that are completed during the measurement period, as defined in current accounting standards in accordance with U.S. GAAP. For the purposes of preparing the pro forma financial statements, USPS management has conducted a preliminary analysis of the adjustments required to conform Vencore’s historical financial statements to reflect the current USPS accounting policies. USPS management’s assessment is ongoing and, at the time of preparing the pro forma financial statements, other than the pension accounting adjustment (further discussed below) and financial statement reclassifications made herein, management is not aware of any other material policy differences or necessary financial statement reclassifications. Upon consummation of the Spin-Off and the Mergers, USPS management will conduct an in-depth review of Vencore’s accounting policies in an effort to determine if additional differences in accounting policies and/or financial statement classification exist that may require additional adjustments to or reclassification of Vencore’s results of operations, assets or liabilities to conform to USPS’s accounting policies and classifications. As a result of that review, USPS management may identify differences that, when conformed, could have a material impact on the pro forma financial statements.

As a result of the preliminary analysis, USPS identified the need to conform the accounting policy of Vencore related to pension accounting. USPS recognizes changes in actuarial gains and losses and the changes in fair value of plan assets in earnings at the time of plan re-measurement, typically annually at the end of the fourth quarter of each year, as a component of net periodic benefit expense whereas Vencore amortizes unrecognized actuarial gains and losses over the average remaining service life or, in the case of frozen plans, life expectancy of participants as a component of accumulated other comprehensive loss. In some cases, Vencore amortizes actuarial gains and losses using the corridor approach. See Note 9 for additional information on how this accounting policy difference has been reflected in the pro forma statement of operations.

Note 4: Historical Vencore

Because of the differences in the USPS and Vencore fiscal year ends, the following table presents the historical Vencore combined statement of operations for the five months ended March 31, 2017, which was derived by adding the unaudited combined statement of operations data for the two months ended December 31, 2016 to the unaudited combined statement of operations data for the three months ended March 31, 2017. Further, the below financial statements reflect the combined operating data for Vencore.

(in millions)	Unaudited Two Months Ended December 31, 2016	Unaudited Three Months Ended March 31, 2017	Unaudited Five Months Ended March 31, 2017
Revenues	$227	$335	$562
Costs and expenses:
Cost of revenues	188	283	471
General and administrative	14	22	36
Depreciation and amortization	6	8	14
Deferred contract costs	1	1	2
(Gain) on pension plan	(3)	(2)	(5)

Total costs and expenses	206	312	518

Income from operations	21	23	44
Interest expense	11	19	30
Other, net	—	—	—
Investment (gain)	—	(3)	(3)

Income before taxes	10	7	17
Income tax expense	8	3	11

Net income	$2	$4	$6

Additionally, the following table presents the historical Vencore combined statement of operations for the six months ended September 29, 2017, which was derived by subtracting the unaudited combined statement of operations data for the three months ended March 31, 2017 from the unaudited combined statement of operations data for the nine months ended September 29, 2017.

(in millions)	Unaudited Nine Months Ended September 29, 2017	Unaudited Three Months Ended March 31, 2017	Unaudited Six Months Ended September 29, 2017
Revenues	$1,027	$335	$692
Costs and expenses:
Cost of revenues	861	283	578
General and administrative	66	22	44
Depreciation and amortization	23	8	15
Deferred contract costs	4	1	3
(Gain) on pension plan	(7)	(2)	(5)

Total costs and expenses	947	312	635

Income from operations	80	23	57
Interest expense	61	19	42
Debt extinguishment costs	4	—	4
Other, net	—	—	—
Investment (gain)	(3)	(3)	—

Income before taxes	18	7	11
Income tax expense	11	3	8
Equity in net earnings of affiliate	1	—	1

Net income	$6	$4	$2

Note 5: Purchase Price Allocation

The transaction between USPS and Vencore is a merger with USPS representing the accounting acquirer. Purchase consideration transferred in a business combination is typically measured by reference to the fair value of equity issued or other assets transferred by the accounting acquirer. Accordingly, the fair value of the purchase consideration transferred was measured based on the fair value of 14.03% of shares of the combined business, $400 million cash transferred by USPS to the owners of Vencore, The SI Organization Holdings LLC and KGS Holding LLC. Additionally, the approximately $1 billion of cash to be paid to extinguish certain existing Vencore indebtedness was included in the consideration transferred. The consideration transferred was utilized in the preliminary purchase price allocation and calculation of goodwill for inclusion in the pro forma financial statements.

The pro forma balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The final purchase price allocation may be different than that reflected in the pro forma preliminary purchase price allocation presented herein, and these differences may be material. The purchase price allocation in these pro forma financial statements is based upon an estimated purchase price of approximately $2.2 billion. This amount was derived in accordance with the Merger Agreement, as described further below.

The following table represents the preliminary estimate of the purchase price to be paid in the Mergers, excluding an estimate for any true-up adjustments pursuant to the Merger Agreement (in millions):

Preliminary fair value of equity purchase consideration received by Vencore stockholders (i)	$777
Preliminary fair value of cash purchase consideration received by Vencore stockholders (ii)	400
Preliminary fair value of cash consideration paid by USPS to extinguish certain existing Vencore indebtedness (iii)	1,010

Consideration to be transferred	$2,187

(i)	Represents the preliminary estimated fair value of consideration received by Vencore stockholders to give them 14.03% ownership in the combined company.
(ii)	Represents the cash distribution payment made to Vencore stockholders in accordance with the Merger Agreement.
(iii)	Represents cash paid to extinguish certain existing Vencore indebtedness concurrently with the Spin-Off and the Mergers.

The actual value of the consideration to be received by Vencore stockholders will depend on the value of shares of the combined company at the closing date of the Mergers, and therefore the actual purchase price will fluctuate with the fair value of the combined company until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the pro forma financial statements. A 5% difference in the combined company’s share value would change the purchase price by approximately $39 million, with a corresponding change to goodwill.

The preliminary estimated purchase price is allocated as follows (in millions):

Total current assets	$266
Intangible assets (i)	1,176
Other assets	90

Total assets acquired	$1,532
Total current liabilities (ii)	$163
Long-term debt, net of current maturities (iii)	—
Deferred tax liabilities (iv)	416
Other liabilities (v)	110

Total liabilities assumed	$689

Net identifiable assets acquired	843
Goodwill	1,344

Total consideration to be transferred	$2,187

(i)	The identifiable intangible asset fair value estimates are based on a preliminary valuation and may change. The identifiable intangible assets associated with the Mergers consist of program assets and developed technology with an estimated fair value of $1.2 billion. The final valuation may be materially different and may result in the identification of additional intangible assets as more detailed information will become available after the consummation of the Mergers. See Note 8 for further details on the intangible assets fair value adjustment.
(ii)	Includes the elimination of approximately $5 million of liability classified class B/B-1 membership interests that will be settled as part of the merger consideration transferred. Also includes the repayment of the current portion of certain Vencore indebtedness existing as of September 29, 2017. See Note 6 for further details about the financing adjustments.
(iii)	This amount reflects the repayment of certain Vencore indebtedness existing as of September 29, 2017. See Note 6 for further details on the financing adjustments.
(iv)	This balance includes the deferred tax liability resulting from the fair value adjustments for the identifiable intangible assets. This estimate of deferred tax liability was determined based on the book and tax basis differences attributable to the identifiable intangible assets acquired and liabilities assumed based on estimated statutory tax rates of the combined company of 39%. The tax rate was based upon the jurisdictions in which the combined company expects to operate. The goodwill recognized in the Mergers is not expected to be deductible for income tax purposes. The final deferred tax liability may be materially different as more detailed information will become available after the consummation of the Mergers.
(v)	Other liabilities includes an adjustment to eliminate $8 million of deferred rent on Vencore’s balance sheet that is not recognized for purchase accounting.

For all other assets acquired and liabilities assumed, as noted above, book value is assumed to approximate the preliminary fair value. The final valuation may be determined to be materially different as more detailed information becomes available after the consummation of the Mergers. Any change in the above assumptions would result in a corresponding change in goodwill.

See Note 8 for additional information on how the adjustments described above have been reflected in the pro forma balance sheet.

Note 6: Financing Adjustments

On or about the closing dates of the Spin-off and Mergers, USPS expects to obtain total financing of $2,235 million under new senior secured term loan credit facilities, the “New Term Facility”, net of $29 million of estimated debt issuance costs, as well as a senior secured revolving credit facility, the “New Revolving Credit Facility” in an aggregate principal amount of $600 million, with $249 million assumed to be drawn, net of $8 million of estimated issuance costs, together, the “Financing”. Additionally, on or about the closing date of the Mergers, USPS expects to repay certain outstanding indebtedness of Vencore with combined balances of approximately $976 million as of September 30, 2017, funded from a portion of the proceeds of the Financing. The Financing is expected to bear interest at an average rate of approximately 3.8% with maturity dates between three and five years, respectively. The actual capital raised, including both the aggregate size and the individual tranche size and the interest rates, may change based on future market conditions.

Additionally, following the Internal Reorganization, a subsidiary of Ultra will retain approximately $66 million principal of EDS Notes that were not exchanged for DXC Notes pursuant to DXC’s offer to exchange any and all of the outstanding EDS Notes for newly issued DXC Notes (the “EDS Exchange Offer”), which was made pursuant to the terms and conditions set forth in DXC’s prospectus, dated as of January 8, 2018. In connection with the Separation and Distribution Agreement and Merger Agreement, the agreed-upon Ultra Payment will be reduced by the amount of the EDS Notes assumed.

The following table presents the assumed debt as a result of the Mergers and other transactions (in millions):

Effects of the Spin-off:
The New Revolving Credit Facility (i)	$—
The New Term Facility, current (ii)	51
The New Term Facility, long-term (ii)	949
EDS Notes Assumed (iii)	79

Total pro forma Spin-off adjustments to debt	$1,079

Effects of the Mergers:
The New Revolving Credit Facility (i)	$249
The New Term Facility, current (ii)	33
The New Term Facility, long-term (ii)	1,173
Repayment of existing Vencore indebtedness (iv)	(976)

Total pro forma Mergers adjustments to debt	$479

(i)	Approximately $249 million of the $600 million New Revolving Credit Facility is expected to be drawn upon at the closing of the Mergers, and $8 million of estimated debt issuance costs related to the New Revolving Credit facility were capitalized in Other Assets, which represents the approximate amount of costs that market participants would incur to obtain similar financing.
(ii)	A portion of the New Term Facility is expected to require periodic principal repayments, depending upon tenure, and for pro forma purposes it is assumed to have quarterly principal payments totaling

$84 million annually; accordingly, this amount has been presented as current in the pro forma balance sheet. The long-term portion of the New Term Facility is presented net of $29 million of estimated debt issuance costs, which represents the approximate amount of costs that market participants would incur to obtain similar financing.
(iii)	Represents EDS Notes expected to be held by Enterprise Services, a subsidiary of Ultra following the Internal Reorganization and $13 million of unamortized premiums resulting from the application of fair value accounting associated with the merger of HPES and CSC.
(iv)	On or about the closing date of the Mergers, USPS expects to repay certain historical Vencore outstanding indebtedness of approximately $976 million, inclusive of $17 million of current debt and $3 million of accrued interest. The $976 million balance sheet removal is net of approximately $25 million of capitalized finance costs, and therefore total cash to be paid to extinguish debt principal is estimated to be $1,001 million. Fees incurred to repay the indebtedness are estimated to be approximately $9 million, and are included as additional consideration transferred in the purchase price calculated in Note 5.

The interim pro forma statement of operations, five month period pro forma statement of operations and twelve month pro forma statement of operations reflect Spin-off adjustments to Interest expense of $17 million, $15 million, and $38 million, respectively, which represent an estimate of interest expense calculated using the effective interest method on the additional indebtedness to be incurred in connection with the Spin-off. The interim pro forma statement of operations, five month period pro forma statement of operations, and twelve month pro forma statement of operations also reflect Spin-off adjustments to interest expense of $2 million, $2 million, and $4 million related to the assumption of $79 million of EDS Notes by Enterprise Services, a subsidiary of Ultra following the Internal Reorganization. The combined impact of all spin-off adjustments for interest expense for the interim, five month, and twelve month pro forma statements of operations was $19 million, $17 million, and $42 million, respectively.

The interim pro forma statement of operations, five month period pro forma statement of operations and twelve month pro forma statement of operations reflect Merger adjustments to Interest expense of $28 million, $24 million, and $56 million, respectively, which represent an estimate of interest expense calculated using the effective interest method on the additional indebtedness to be incurred in connection with the Mergers. The interim pro forma statement of operations, five month period pro forma statement of operations and twelve month pro forma statement of operations reflect Mergers adjustments to Interest expense of $(42) million, $(29) million, and $(77) million, respectively, which represent net of the removal of historical interest expense incurred by Vencore on its indebtedness to be repaid. The Spin-off and Mergers adjustments were calculated as if the new debt were entered into and the historical Vencore debt were repaid on November 1, 2015, the beginning of the earliest period presented.

The adjustment to record interest expense for the six months ended September 30, 2017, the five months ended March 31, 2017, and twelve months ended October 31, 2016 is estimated based on the expected terms of the New Term Facility and New Revolving Credit Facility discussed above. For each 0.125% change in estimated interest rates on the variable rate debt, total pro forma interest expense would increase or decrease by approximately $2 million for the six months ended September 30, 2017, approximately $1 million for the five months ended March 31, 2017, and approximately $3 million for the twelve months ended October 31, 2016, respectively.

See Note 8 and Note 9 for additional information on how the adjustments described above have been reflected in the pro forma financial statements.

Note 7: Reclassifications

Certain reclassifications have been made relative to the historical financial statements of Vencore to conform to the financial statement presentation of USPS.

(A)	Vencore Balance Sheet line items were reclassified as follows:

(i)	Prepaid expenses out of “Prepaid and other current assets” and into “Prepaid expenses”;

(ii)	Deferred costs out “Deferred costs” and into “Deferred contract costs and other current assets”;

(iii)	Other current assets out of “Prepaid and other current assets” and into “Other current assets”;

(iv)	Software out of “Property and equipment, net” and into “Intangible assets, net”;

(v)	Deferred income tax assets out of “Other assets” and into “Deferred income taxes, net”;

(vi)	Accrued expenses out of “Accounts payable and accrued expenses” and into “Accrued expenses and other current liabilities”;

(vii)	Deferred revenue out of “Other current liabilities” and into “Deferred revenue and advance contract payments”;

(viii)	Non-current deferred tax and other tax liabilities out of “Other long-term liabilities” and into “Non-current income tax liabilities and deferred tax liabilities”;

(ix)	“Accrued Pension and other postretirement liabilities, net of current portion” was moved into “Other long-term liabilities”;

(x)	Accounts payable out of “Accounts payable and accrued expenses” and into “Accounts payable”;

(xi)	Other current liabilities out of “Other current liabilities” and into “Accrued expenses and other current liabilities”;

(xii)	Current capital lease liability out of “Other current liabilities” and into “Current capital lease liabilities”; and

(xiii)	Non-current capital lease liability out of “Other long-term liabilities” and into “Non-current capital lease liabilities.”

(B)	Vencore Statement of Operations line items were reclassified as follows:

(i)	Deferred restructuring costs out of “Deferred contract costs” and into “Restructuring costs”;

(ii)	Pension related expense out of “(Gain) loss on pension plan” and into “Costs of Services”; and

(iii)	Equity in net losses of affiliate to “Other expense (income), net.”

Note 8: Pro Forma Balance Sheet Adjustments

The pro forma balance sheet reflects the following adjustments (in millions):

(A)	Cash and cash equivalents were adjusted as follows:

	Effect of Spin-off September 30, 2017	Effect of Mergers September 30, 2017
Estimated transaction costs (i)	$—	$(74)
New financing proceeds (ii)	1,000	1,447
Vencore debt repayment (iii)	—	(1,010)
Ultra Payment (iv)	(984)	—
Cash consideration transferred (v)	—	(400)

Total pro forma adjustment to Cash and cash equivalents	$16	$(37)

(i)	Represents estimated financing and transaction related costs to be incurred by Vencore $26 million and USPS $ 48 million, respectively, related to the Mergers.

(ii)	Represents the cash borrowed through the New Term Facility of $2.2 billion and borrowed through the New Revolving Credit Facility of $249 million, net of debt issuance costs of $37 million. See Note 6 for further details of the financing adjustments.
(iii)	Represents repayment of certain historical Vencore outstanding indebtedness of approximately $1,001 million, as well as estimated fees of approximately $9 million. See Note 6 for further details of the financing adjustments.
(iv)	Represents distribution payment of $984 million from USPS to DXC shareholders prior to the Distribution.
(v)	Represents purchase consideration of $400 million paid by USPS to the sellers of Vencore. See Note 5 for further details about consideration transferred and purchase price allocation related to the Mergers.

(B)	Intangible assets, net was adjusted for the Mergers as follows:

Effect of Mergers September 30, 2017
Elimination of Vencore historical intangible assets	$(245)
Preliminary fair value of acquisition-related intangible assets (i)	1,173

Total pro forma adjustment to Intangible assets, net	$928

(i)	Of the total net assets acquired, approximately $1.2 billion is estimated to be the preliminary fair value of identified intangible assets, which consist of program assets and developed technology with preliminary estimated useful lives of 14 and 5 years, respectively. See Note 5 for additional information.

The fair value of identifiable intangible assets is determined primarily using the “income approach”, which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible asset valuation, from the perspective of a market participant, include the estimated future after-tax cash flows that will be received for the intangible asset, the appropriate discount rate selected in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, and competitive trends impacting the asset and each cash flow stream. In addition, the discount rate selected is a significant assumption utilized to value the intangible asset, which is based on market participant assumptions for rates of return for similar assets and reflects the risks inherent in the cash flow stream based on the nature of the asset. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

The estimated fair value for this pro forma presentation of the program assets was measured using the multi-period excess earnings method. The principle behind the multi-period excess earnings method is that the value of an intangible is equal to the present value of the incremental after-tax cash flows attributable to the subject intangible asset, after taking charges for the use of other assets employed by the business. Significant assumptions required for this method are revenue growth rates, probabilities of renewal for existing contracts and related relationships, contributory asset charges and an appropriate market-based discount rate.

The estimated fair values for this pro forma presentation for the developed technology was measured using the relief from royalty method. The principle behind this method is the value of an intangible is equal to the present value of the after-tax royalty savings attributable to owning the asset. Significant assumptions required for this method are determining an earning measure to estimate a royalty payment stream, selecting an arm’s length royalty rate, the assets’ remaining economic life and pattern of life cycle, and an appropriate market-based discount rate.

(C)	Goodwill associated with the Mergers was adjusted as more fully described in Note 5. The adjustment is primarily due to the synergies expected to be achieved by combining the businesses of USPS and Vencore, expected future contracts, as well as the acquired workforce. The cost-saving opportunities are expected to include improved operating efficiencies and asset optimization.

(D)	Reflects an adjustment to Deferred income taxes to represent the deferred tax asset impact of the estimated transaction costs to be incurred for Vencore and USPS, based on an estimated statutory rate of the combined company of 39%.

(E)	Short-term debt and current maturities of long-term debt and long-term debt, net of current maturities, were adjusted as described in Note 6.

(F)	Accrued payroll and related costs were adjusted to remove the Vencore liability classified B/B-1 participation interests, as these liabilities will be extinguished in connection with the Mergers.

(G)	Accrued expenses and other current liabilities were adjusted as follows:

	Effect of Spin-off	Effect of Mergers September 30, 2017
Vencore debt repayment (i)	$—	$(3)
Deferred rent elimination (ii)	—	(1)
EDS Notes consent fees (iii)	12

Total pro forma adjustment to Accrued expenses and other current liabilities	$12	$(4)

(i)	Represents the removal of accrued interest to be paid in accordance with the repayment of certain outstanding Vencore indebtedness. See Note 6 for further details on the financing adjustments recorded.
(ii)	Represents the elimination of deferred rent through the purchase price allocation discussed further in Note 5.
(iii)	Represents a payable from USPS to DXC for the bondholder consent fees paid by DXC in connection with the consent solicitation relating to the EDS Notes, and made in connection with the EDS Exchange Offer, a transaction considered directly attributable to the Spin-Off and Mergers.

(H)	Reflects an adjustment to deferred tax liabilities based on estimated statutory tax rate of the combined company of 39%, multiplied by the preliminary fair value adjustments to the identifiable intangible assets, as described in additional detail in Note 8B.

(I)	Other liabilities includes an adjustment to eliminate deferred rent on Vencore’s balance sheet that is not recognized for purchase accounting.

(J)	Stockholders’ equity was adjusted as follows:

	Additional Paid-In Capital	Net Parent Investment	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Loss
Effects of the Spin-off:
Removal of USPS Net parent investment (i)	$2,737	$(2,737)	$—	$—
Assumed EDS Notes (ii)	—	—	(91)	—
Ultra Payment (iii)	—	—	(984)	—

Total pro forma Spin-off adjustment	$2,737	$(2,737)	$(1,075)	$—

Effects of the Mergers:
Elimination of total acquiree equity and accumulated other comprehensive loss (iv)	$(189)	$—	$445	$60
Consideration transferred (v)	777	—	—	—
Transaction costs (vi)	—	—	(60)	—

Total pro forma Mergers adjustment	$588	$—	$385	$60

(i)	Represents the net parent investment to be removed as effect of the Spin-off.
(ii)	Represents adjustment for $79 million (comprising $66 million principal and $13 million of unamortized premiums) of EDS Notes expected to be held by Enterprise Services, a USPS subsidiary following the Internal Reorganization as well as $12 million of payables to DXC assumed for consent fees paid by DXC in connection with the consent solicitation relating to the EDS Notes, and made in connection with the EDS Exchange Offer, prior to the spin-off transaction.
(iii)	Reflects the $984 million distribution payment to be made to DXC prior to the Distribution.
(iv)	Relates to the elimination of Vencore equity and accumulated other comprehensive loss.
(v)	Relates to additional paid-in-capital recorded for the purchase price allocation purchase consideration calculated as further described in Note 5.
(vi)	Reflects transaction costs estimated but not yet incurred related to the Spin-Off and the Mergers, as well as the deferred tax impact of such costs. The actual amount of transaction costs that are deductible for tax purposes is subject to a transaction cost study that will be performed subsequent to the closing of the Mergers.

Note 9: Pro Forma Statement of Operations Adjustments

The pro forma statements of operations reflect the following adjustments (in millions):

(A)	Costs of services was adjusted to conform the pension accounting policy of Vencore to that of USPS, as described in additional detail in Note 3.

(B)	Selling, general and administrative expenses were adjusted as follows:

	Effects of the Mergers September 30, 2017
	For the Six Months Ended September 30, 2017 (Pro Forma)	For the Five Months Ended March 31, 2017 (Pro Forma)	For the Twelve Months Ended October 31, 2016 (Pro Forma)
Remove transaction costs (i)	$(3)	$—	$—
Remove management fees (ii)	(2)	(1)	(5)
Remove membership interest (iii)	2	2	—

Total adjustment to Selling, general and administrative expense	$(3)	$1	$(5)

(i)	Transaction costs represent costs paid to advisers, attorney and other third parties directly related to the Mergers. Accordingly, transaction costs have been eliminated as these costs are directly attributable to the Mergers, but which are not expected to have a continuing impact on results of operations following the consummation of the Spin-Off and the Mergers.
(ii)	Represents removal of annual historical Veritas management fees paid by Vencore that are eliminated as they are not expected to have a continuing impact on the results of operations following the consummation of the Spin-Off and the Mergers.
(iii)	Represents the elimination of the mark-to-market impact of Vencore’s Class B/B-1 membership interests, which are not expected to have a continuing impact on the results of operations following the consummation of the Spin-Off and the Mergers.

(C)	Depreciation and amortization were adjusted to reflect the change in amortization expense associated with acquired intangible assets.

All amortization adjustments related to identifiable definite-lived intangible asset are recorded to Depreciation and amortization. Historical amortization expense recorded in the combined statements of operations of Vencore totaled $10 million, $9 million, and $24 million, respectively, for the six months ended September 30, 2017, the five months ended March 31, 2017, and the twelve months ended

October 31, 2016. Historical amortization was eliminated and replaced with the estimated amortization expense for the identifiable definite-lived intangible assets of $45 million, $38 million, and $91 million for the six months ended September 30, 2017, five months ended March 31, 2017, and twelve months ended October 31, 2016, respectively. The estimated amortization expense was computed using the straight-line method and an estimated useful life of 14 years for the program asset, and 5 years for technology.

A change of 10% in the estimated fair value allocated to the program intangible asset and technology would result in a change in the six-month pro forma amortization expense of $5 million, a change in the five-month pro forma amortization expense of $4 million, and a change in the twelve month amortization expense of $9 million. An increase in estimated useful life of the customer relationship and related contracts intangible asset of one year would result in a decrease in the six-month, five-month, and twelve-month pro forma amortization expense of $4 million, $3 million, and $7 million, respectively, while a decrease in estimated useful life of one year would result in an increase in the six-month, five-month, and twelve-month pro forma amortization expense of $5 million, $4 million and $9 million, respectively.

(D)	Separation costs include costs arising from the separation of USPS from its parent, DXC as part of the Spin-off transaction. These costs primarily represent costs paid to third party providers and are eliminated as they are not expected to have a continuing impact on the results of operations following the consummation of the Spin-Off and the Mergers.

(E)	Interest expense was adjusted as a result of the New Term Facility, New Revolving Credit Facility, EDS Notes assumed and Vencore outstanding debt repayment as further described in Note 6.

(F)	Represents the income tax impact of the pro forma adjustments, using an estimated statutory tax rate of the combined company of 39%.

(G)	The adjustment to the weighted average common shares outstanding for basic EPS is to reflect the 142,634,373 shares of the combined company to be issued to DXC shareholders, in connection with the Spin-off, and the 23,287,500 shares of the combined company to be issued to the sellers of Vencore, in accordance with the Merger Agreement. The amount of shares to be issued was determined based on a 1:2 share distribution ratio for current DXC outstanding shares and the assumption that the 142,634,373 DXC shares outstanding would represent 85.97% of the total amount of shares issued of the combined company, based on DXC’s outstanding common shares as of October 23, 2017. No dilutive effect was included for shares that may be issued in connection with awards granted by DXC prior to the Distribution, as the amount of awards to be exercised prior to the Distribution is not currently reliably estimable. The actual dilutive impact will depend on various factors and final share counts will not be known until the time of Distribution.

BUSINESS OF USPS

Overview

USPS is a leading provider of end-to-end enterprise IT services to government customers across U.S. federal, state and local markets. Using its market-leading enterprise offerings and solutions, USPS helps its government customers implement modern collaborative workplaces, hybrid cloud platforms and integrated digital systems of engagement with their enterprise management systems. By delivering these modern enterprise solutions, often while ensuring interoperability with mission critical legacy systems, USPS believes it has helped its government customers better realize the benefits of technology, which will ultimately enable them to fulfill their mission objectives and achieve business outcomes.

In addition to providing substantial benefits through increased efficiencies and capabilities, USPS believes demand for its services is also driven by the technological advances that already reinvented commercial industries, which are now exerting a similar evolutionary effect on government customers. In response to these pressures, USPS believes modern governments customers are increasingly turning to outside partners, such as USPS, to help guide them through this digital transformation.

Examples of USPS’s enterprise-based offerings and solutions for its U.S. government customers include:

•	Cloud, Platforms and ITO Services. Through its cloud, platforms and infrastructure technology (“ITO”) solutions, USPS is able to help its public sector clients transform to hybrid infrastructure and bridge private and public cloud environments into their legacy infrastructure. USPS’s proven offerings help its clients securely move the right workload infrastructure to the cloud to support the rapid assessment and modernization of their applications to a native cloud infrastructure. USPS supports this capability with a customer-centric bi-modal approach. Using its best-practice advise and transform solutions, USPS helps its clients modernize traditional IT and implement digital solutions.

•	Enterprise and Cloud Applications. USPS applications services and program excellence solutions for its U.S. government customers covers four areas: application modernization and transformation; application development; testing and digital assurance; and application management. USPS believes its application services and program excellence solution can ultimately reduce traditional IT spending by rationalizing and modernizing its government-customers’ applications portfolio and infrastructure to exploit core IP contained in legacy applications and data.

•	Enterprise Security. USPS’s enterprise security solutions include building security infrastructure into the fabric of U.S. government agencies’ digital enterprises. USPS believes its industry-leading enterprise security services and cybersecurity solutions help improve risk mitigation, speed resolution and enhance existing information assurance programs.

•	Mobility and Workplace. USPS offers, through three primary focus areas, a full range of services for converged mobility and workplace management: (i) Mobile Enterprise Services allows clients to manage their mobile environment as a service with solutions for procurement, provisioning, refresh, proactive Enterprise Mobility Management (“EMM”), hardware and software support, security, and business usage analytics; (ii) Virtual Desktop and Application Services untethers data and desktop applications from physical user devices to give workforces and partners secure access to desktops, applications, and data from any device, anywhere; and (iii) Workplace Device Services transforms traditional workplace environments to deliver a comprehensive, secure, flexible and configurable environment that provides lightweight management of desktops, laptops and mobile.

•	Analytics. USPS offers a complete portfolio of analytics services such as analytics platforms, information governance, artificial intelligence and advisory services, to rapidly provide insights and accelerate its public sector customers’ digital transformation. In addition to further enhancing its government partners’ digital infrastructure, USPS believes its analytics services improve decision-making and business processes in ways that are not possible using traditional data.

USPS believes its breadth of contracts and customers in the U.S. government, and its longstanding history of having partnered with its public sector customers for more than 50 years, provides it with a competitive advantage. For example, USPS has existing contracts with a range of public sector entities ranging from Veteran Affairs and the DoD, to the United States Postal Service, NASA, the U.S. Food and Drug Administration and the large state and local government customers such as the county of San Diego, California. Based on this breadth of experience and its expertise, USPS believes it is well positioned to help its U.S. government customers continue their ongoing digital transformation journey all the while addressing real business needs.

For the years ended October 31, 2016 and 2015, USPS’s revenue was $2,732 million and $2,585 million, respectively, and for the six months ended September 30, 2017 and July 31, 2016, its revenue was $1,382 million and $1,307 million, respectively.

History and Development

Prior to the Spin-Off, USPS was a business unit of DXC that focused on providing DXC’s services and solutions to clients in the U.S. public sector. DXC was formed in April 2017 when HPE completed the spin-off of its enterprise services business to form DXC. Concurrently with the spin-off of its enterprise services business, Computer Sciences Corporation (“CSC”) completed its combination with DXC, whereupon a wholly owned subsidiary of DXC merged with and into CSC with CSC surviving as a wholly owned subsidiary of DXC. Following the completion of the spin-off and merger, DXC became a separate publicly traded company.

The enterprise services business was founded in 1962 by H. Ross Perot as Electronic Data Systems Corporation (“EDS”). EDS was a pioneer in IT outsourcing providing infrastructure, applications and business process outsourcing to a variety of domestic and international clients. EDS was acquired by Hewlett-Packard Co. in 2008 and, in 2009, began going to market as HP Enterprise Services. HP Enterprise Services was spun-off as part of HPE in 2015.

Mission

Government agencies are charged with achieving critical mission objectives and providing citizen services in areas such as national security, health and welfare, and national infrastructure—all while managing within significantly constrained budgets. These organizations must anticipate changing demands of the public while staying ahead of threats and adversaries. USPS believes IT plays a dual role in this ongoing transformation imperative, both as a driver of change and an essential enabler to adapt to evolving business and mission requirements. Given the central role IT plays, USPS believes it can continue to play a critical role in helping its public sector customers continue to develop innovative ways to address their specific enterprise needs as they continue to evolve technologically to address changing demands and threats.

USPS Services and Solutions

USPS organizes its capabilities across five primary types of services and solutions: cloud, platforms and ITO solutions; enterprise and cloud applications; enterprise security; mobility and workplace; and analytics.

USPS’s core services, key capabilities, and areas of expertise are described below:

Cloud, Platforms & ITO	Enterprise & Cloud Applications	Enterprise Security	Mobility and Workplace	Analytics

•  Cloud Advisory

•  Workload Migrations

•  Platform Services

•  Business Continuity

•  Brokerage Services

•  Service Integration and Management

•  AWS and Azure Solutions

•  Private Cloud & Utility Services

•  Network Management Datacenter Hosting and Project Services

• Cloud and Mobile Applications • Microsoft Dynamics • ServiceNow • Salesforce • Workday • Oracle DigitalTransformation Assessment for Oracle Cloud • SAP • IBM

•  Cloud Security Services

•  Data Protection and Privacy

•  Identity and Access Management

•  Infrastructure and Endpoint Security

•  Intelligent Security Operations

•  Security Advisory

•  Security Risk Management

•  Threat and Vulnerability Management

	• Microsoft 365 • Virtual Desktop Services • Invisible Workplace • Productivity Applications • Campus and Connectivity Networks • Enterprise Mobility Services	• Analytics Advisory • Analytics and Big Data Platform • Analytics Solutions and Services • Artificial Intelligence and IoT Analytics • Information Governance • Managed BI and Analytics

• Civilian • Defense • National Security • State, Local and Education • Federal Healthcare

•  Digital Business Transformation

•  Digital Government Transformation

•  Transformation Roadmaps

•  Managing Enterprise Risk in a Connected World

•  Enabling the Enterprise Through Hybrid Cloud

•  Cybersecurity

Cloud, Platforms and ITO Services

USPS’s cloud, platforms and ITO services include incorporating modern computing platforms, such as cloud-based and hybrid cloud services and hyper-converged and converged systems, into existing or new government enterprise platforms, and assisting government customers in updating their legacy systems. USPS designed and developed cloud-based services include its own Federal Risk and Authorization Management Program (“FedRAMP”) community cloud services and private clouds based on VMware which can either be hosted by the government customer or USPS. Through its FedRAMP cloud and private cloud offerings, USPS is

Core Services Key Capabilities Areas of Expertise

able to help its U.S. government customers run critical application workloads on shared infrastructure. In addition to creating private secure cloud solutions, USPS also helps its government customers transform to the cloud and hybrid cloud systems with its cloud advisory and workload migration services. USPS also helps its customers implement feature-rich cloud solutions by being a managed service provider of Amazon Web Services (“AWS”) and Microsoft Azure. For example, USPS works with AWS and Microsoft Azure to implement and manage their cloud platforms based on the commercial and security and compliant government cloud architectures, which is a particularly compelling platform for the rapid and continuous modernization of aging government systems of record with new public facing systems of engagement.

In addition to incorporating cloud platforms, USPS also assists its customers with it brokerage and IT service management offering by helping clients govern and manage their IT services and workloads across the optimal mix of public, private and tradition datacenter environments, all the while providing enhanced security and high availability. For example, USPS provides high availability with its continuity service, which is a service that helps its government customers identify potential at risk systems, and protect their enterprises by implementing bespoke solutions that can mitigate the damage from a malfunction or other network failure. In the event of a malfunction or network failure, USPS also assists its government customers by helping them recover their IT infrastructure, data and applications by moving these systems to one of USPS’s recovery centers. USPS also provides traditional datacenter hosting, network, storage and mainframes services and other solutions to help its government customers maintain efficient IT platforms.

USPS believes that demand for its cloud, platform and ITO services will continue to be strong. For example, as government organizations create a new “right mix” of applications and data, they are looking for a right mix of infrastructure to support it, some of which originates outside the boundaries of the government itself. This leads them to transform to hybrid infrastructure—migrating and managing workloads across on-premises and off-premises data centers as well as private and public clouds—permitting the consumption of evergreen software-as-a-service offerings.

Further, advances in cloud computing and storage, elastic networks, and sophisticated development and analytics platforms are making inexpensive, massively scalable computing resources available to virtually any government organization. As a result, government organizations that previously may have not been able to update their legacy infrastructure systems, are increasingly turning to companies such as USPS to help them implement these new digital systems. Further, these digital tools are useful for government customers as they provide the ability to rapidly try new services, instantly scale those that deliver mission outcomes, and quickly eliminate those that do not.

Enterprise and Cloud Applications

Through USPS’s enterprise and cloud application services, USPS is able to assist its government customers to incorporate enterprise and cloud applications that can be utilized to increase efficiencies and government capabilities. For example, utilizing its expertise and longstanding experience in advising government organizations, USPS works with its customers to develop bespoke applications to, among other things, enhance customer engagement and employee productivity. These services, which are provided through USPS’s global development centers, include user experience design, mobile app development, native cloud app development, and testing. In addition to providing bespoke applications, USPS also partners with organizations like IBM, Microsoft and Oracle to provide application solutions. For example, USPS partners with IBM to help its government customers derive more value from legacy applications. USPS believes it is able to achieve this by leveraging IBM tools such as API Connect Services and Bluemix to develop solutions that allow new digital applications to interface seamlessly with legacy applications. In addition to providing applications through partners, USPS also helps its government customers by improving third-party applications. For example, USPS has a SAP applications services that helps its customers transform their SAP applications environment into a more cost-effective and efficient ecosystem.

USPS believes that demand for its enterprise and cloud applications service will continue to be strong because modern government customers are increasingly moving away from on premise, highly customized implementations of commercial off-the-shelf and government off-the-shelf software packages in favor of cloud native Software-as-a-Service alternatives. USPS believes government customers are making this change because, for the end user/consumer, cloud-native applications offer a continuous and rapid feed of new features, functions and capabilities, and for the government IT departments, cloud-native applications offer a might lighter workload, eliminating the need for personnel to manage updates, upgrades and patches.

Enterprise Security

With its enterprise security services, USPS provides its U.S. government customers increased protection in a time of growing cybersecurity risks. For example, USPS enterprise security services include providing data protection and privacy solutions and identity and access management solutions that can be implemented directly into existing government IT enterprise systems. Another aspect of USPS’s enterprise security is its intelligent security operations, which provide tailored solutions to support the government customer’s digital enterprise; ultimately enabling it to monitor and respond to the evolving threat landscape. Further, USPS also helps its customers by providing security advisory and security risk management services. These consultancy led services help the government customer assess risks, through penetration testing, vulnerability scanning, social engineering and attack simulations, and implement remediation plans to help ensure cybersecurity.

Due to the escalating risks associated with cyber-attacks, government customers are placing a greater emphasis on enterprise security. Further, expanding enterprise boundaries, building ecosystems with third parties and making information available to many more stakeholders, both inside and outside government, are all creating new security challenges for government customers to address. In this environment, a fortress mentality does not work. Government customers must strike a balance between enablement and protection, drawing on cybersecurity fundamentals but implementing these solutions using new and emerging technological approaches provided by companies such as USPS.

Mobility and Workplace

Through its mobility and workplace services, USPS is able to provide its government customers enterprise solutions that provide new workplace capabilities, improve efficiency and operational flexibility. For example, USPS has helped its government customers by providing virtual desktop services which untether data and desktop applications from physical user devices to give client workforce and partners secure access to desktops, applications, and data from any device, anywhere. In addition to providing desktop services, USPS also provides its government customers productivity applications such as providing the collaboration tools available through Microsoft Office 365 and Windows 10. In addition to providing mobility and workplace solutions, USPS also provides its government customers ongoing support and consulting. For example, USPS can help its government customers manage their mobile environment by providing solutions for procurement, provisioning, refresh, hardware and software support, security, and business usage analytics.

USPS believes that government demand for its mobility and workplace solutions will continue to grow because modern government customers are starting to adapt commercial sector initiatives such as open source communities and collaboration platforms. As a result of this initiative, government organizations are rapidly adopting cloud-native software- as-a-service offerings such as Microsoft Office 365, Skype, Teams, Slack and Facebook. These offerings provide dramatic new options for communication and collaboration, not only within government organizations, but also across government silos and out to partners and citizens.

Analytics

USPS analytics service provide its U.S. government customers a wide range of tools to help understand, and improve, their organizations. For example, USPS has the ability to bring out-of-the-box technologies and data scientists to quickly support client needs and leverage existing investment. Further, USPS’s analytics solutions can be tailored to the customer’s needs and objectives, with right-sized tiered solutions and deployment options across clouds and on premise. USPS also utilizes advance, proprietary technologies, such as machine learning, artificial intelligence, and internet of things, to provide enhanced insights with real-time situational intelligence and improved business outcomes. USPS’s analytics services also includes information governance consulting to help its government customers classify, archive and manage both physical and electronic data reliably and cost effectively.

Long Standing Relationships with Industry and Customers

USPS has partnered with, and provided its technology-focused enterprise solutions to, the U.S. federal, state and local governments for more than 50 years. Utilizing USPS enterprise solutions, USPS has been able to aid a variety of U.S. government partners achieve significant improvements and milestones as further illustrated below:

Government Partner	USPS Solution	Outcome

U.S. Navy	USPS provides the U.S. Navy innovation solutions to secure its intranet, the largest in the world, by implementing a broad range of integrated security solutions to improve depth and secure posture, and network security and authentication for secure network access across all devices.	Through USPS’s multifaceted security solution, the U.S. Navy’s intranet successfully detects over 300 million threats and prevents over 2.5 billion unauthorized intrusion attempts per year.

Centers for Medicare and Medicaid Services (“CMS”)	As a result of the implementation of the Affordable Care Act, uninsured Americans were able to purchase health insurance through the Federal Health Insurance Marketplace (heathcare.gov) which USPS helped CMS and the U.S. government develop.	In the 2016 enrollment year, healthcare.gov achieved high performance and reliability goals. More than 29 million users were on the site from November 1 to February 1, including 1.7 million users on the Spanish-language site. Despite high peak numbers on many days, site reliability and security was never compromised.

County of San Diego	To help San Diego County probation officers more efficiently manage their caseloads outside the office, USPS developed the Probation Utility and Mobile Applications (“PUMA”), which empowered probation officers by providing on-demand access to their cases and the ability to enter contact notes in the field.	As a result of the PUMA system developed by USPS, San Diego County probation officers were able to increase productivity by approximately 54% all the while ensuring accuracy and consistency.

	USPS rationalized and modernized hundreds of sprawling applications in a heterogeneous applications infrastructure across a distributed management structure, transforming	Applications rationalized and modernized resulted in a 25% reduction in applications and a refocusing of apps management personnel for higher value initiatives.

Government Partner	USPS Solution	Outcome
	the applications environment allowing for the county to achieve its IT vision of. “anytime, anywhere” service.	Applications portfolio now in a position for further modernization in a cloud environment.

California Department of Corrections and Rehabilitation (“CDCR”)	To help the CDCR, which operates one of the largest correctional systems in the world, USPS developed the enterprise solution Strategic Offender Management System (“SOMS”) which streamlines processes by consolidating legacy databases and converting inmate records into digital files.	Created and hosted by USPS, the SOMS solution provides the CDCR an integrative record system for more than 175,000 offenders in the CDCR.

Defense Information Systems Agency (“DISA”)	USPS partnered with DISA to transform key applications and services to drive efficiencies, improve security and capture costs savings.	Through the integration of USPS’s offerings, DISA is able to provide integrated, interoperable and assured infrastructure capabilities, applications and services to its users across the software development lifecycle, engineering and technical support.

U.S. federal government	USPS is partnering with a client in the U.S. federal government to develop a DevOps environment, providing IT and engineering services for software residing on the government’s secure version of AWS. The program scope includes identifying, prioritizing, integrating, and testing new and modified software and components to satisfy the architectural vision of the enterprise of the Software Services Platform (“S2P”).	Through the contract, government client has enjoyed an exponential growth in the user base and the number of software services offerings to the enterprise community. As a result there is realized savings in project schedules and cost across the many contracts within the enterprise.

The above chart illustrates only a handful of the beneficial outcomes USPS enterprise solutions has afforded its U.S. government partners.

In addition, USPS serves as the prime contractor on 94% of its work, as measured by annual revenue. USPS believes that its sophisticated solutions, and proprietary processes and tools developed over decades-long support of its customers’ missions make it difficult for USPS’s competitors to displace USPS. This is evidenced by USPS’s 90% historical re-compete win rate. In addition, USPS has longstanding relationships with its customers, with relationships with certain key customers spanning over 50 years.

Business Environment and Competitive Landscape

Market Dynamics and Potential for Growth

USPS believes significant change is coming to the government sector, enabled by new technologies and the demand for empowered citizens and employees. Instead of delivering services through traditional channels, agencies are expected to deliver new services that inspire public trust by holistically delivering outcomes that meet the rapidly changing needs of citizens and requirements of government policies. These services must be simple and flexible enough for citizens to evaluate, tailor and consume through multiple channels and multi-organizational composition.

To deliver on these growing expectations, government agencies can make substantive progress in four key areas: modern collaborative workplaces, hybrid cloud platforms, citizen/user experience platforms, and integrated digital service management platforms. To do this, government agencies are developing an ecosystem of partners and value-added service providers, connected through digital platforms. They are also overhauling processes through digital transformation and gaining control over their vast IT estate to become more effective and efficient in supporting programs.

At the center of this shift is a rapid migration from government-owned and developed custom IT systems, to standardized, service-delivered platforms and utilities. Clients—particularly the mission leaders who are driving purchasing decisions—see that standardized platforms are at least “good enough” to meet their needs and, in many cases, offer cost, scalability and interoperability benefits that would be unachievable with an “owned and operated” approach. In this environment, USPS believes a limited number of key digital platforms will become dominant, such as Microsoft (with Azure, Office365 and Dynamics), AWS and ServiceNow.

USPS believes the market for providing technology-based enterprise solutions to the U.S. public sector, at the U.S. federal, state and local level, has the potential for growth based on the following factors:

•	Large addressable market. USPS expects the overall amount spent on contracted services between federal state and local governments will be more than $100 billion during the upcoming fiscal year and expects this amount to continue to see incremental growth in the near term.

•	Increasing demand for technology-based enterprise solutions. USPS believes the public sector is undergoing a transformation where IT is being incorporated in all levels of the U.S. government. This transformation is being driven, at least in part, by the imperative that public agencies be able to anticipate changing demands of the public while staying ahead of threats and adversaries. Given the central role IT plays in this transformation, which will continue to evolve as demands and threats change, USPS believes there will be a continued demand for its enterprise solutions.

•	Government-wide mandate to improve efficiency and reduce cost. U.S. federal, state and local governments have expressed a need to improve efficiency and reduce costs to help fund shifting government priorities such as national defense, cybersecurity, and an aging infrastructure. IT has the potential to disrupt traditional government business models and be an enabler of increased efficiency and cost savings, while improving public value.

•	Government cloud-first policy. The U.S. federal government’s cloud-first policy, which has already driven an initial wave of migration to the cloud, with the easier migrations having been completed, is creating demand for complex cloud-based solutions to address the more difficult migrations. In addition, the Executive Branch of the U.S. federal government has recently announced significantly higher expectations for standardization, rationalization and modernization of IT, with significant targets for reduced IT budgets in order to redirect funding to mission priorities, especially in defense, the intelligence community and Homeland Security. In addition to the U.S. federal government’s cloud-first policy, recent surveys of state-level chief information officers, or individuals holding a similar position (together, “State CIOs”), indicate that over 70% of states have cloud-first policies and over 70% are developing strategies to migrate legacy applications to the cloud. As the IT market shifts, mission owners, with clear targets for policy outcomes, are becoming increasingly significant in digital decision making. This shift presents an opportunity for USPS to increase its market share and overall growth by leading government clients in digital business transformation to modern service-delivered platforms.

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Aging critical systems require modernization. Mission critical legacy applications are rapidly aging, but still have rising costs, decreased performance, reliability, and functionality issues. State CIOs have reported that legacy systems that have to be replaced or even modernized account for over 60% of their current applications. The U.S. federal government has prioritized modernizing their IT systems, including the passage of the MGT Act attached to the National Defense Authorization Act that creates a working capital fund to support legacy modernization efforts. USPS believes that the public sector requires application modernization and transformation services to update legacy systems in order to maintain mission critical services and leverage social, mobile, analytical and cloud technologies to improve IT services available to government employees and citizens.

•	Increased cybersecurity demands and focus. U.S. federal, state and local governments have established initiatives to modernize their cybersecurity in order to protect their IT enterprise systems. The need to secure large, complex, sensitive government networks, communications, data, and applications has created a growing demand for innovative security solutions to defend the country and protect sensitive information of its citizens.

Competitive Landscape.

The market for providing services to the U.S. public sector is highly competitive and favors participants with competitive cost structures and experience providing, procuring and delivering on bids. USPS believes it is well suited to compete given its experience, the breadth of professional IT services it can, and has historically provided to the U.S. public sector. Given that USPS provides services across the U.S. public sector, it regularly competes with a range of companies including:

•	Pure-play U.S. government service providers are highly specialized firms that have exceptional mission knowledge, customer intimacy or specific IP that can make them major competitors in the markets that they serve. Some of USPS’s competitors in this category include Leidos, Booz Allen Hamilton, CACI, CSRA, Science Applications International, Engility and ManTech International.

•	Large defense contractors are capable of competing across USPS’s entire market, and they possess the reputation and ability to compete on large deals with any U.S. government agency and have the financial strength to manage and execute large-scale programs. Some of the large defense contractors USPS regularly competes with include Lockheed Martin, Northrop Grumman, Raytheon, Boeing and General Dynamics.

•	Diversified commercial consulting, technology and outsourcing service providers are highly regarded and successful with commercial customers, but typically lack the breadth of public sector offerings and presence to compete broadly across the public-sector market. Some of USPS’s competitors in this category include subsidiaries of IBM, Deloitte, AT&T, Verizon, Dell, Accenture, NTT Date, Unisys and CGI Group.

•	Small businesses generally provide services to the U.S. government through requirements and incentive programs designed to create entrepreneurial opportunities for small business owners. These can include businesses identified to receive a “fair proportion” of government contracts through the Small Business Act such as small disadvantaged businesses, woman owned small businesses, HUBZone businesses and service disabled veteran owned small businesses.

•	Commercial could-centric IT vendors have recently emerged as players in the U.S. government market. These vendors include AWS, Microsoft Azure, Google, Salesforce, ServiceNow and other cloud providers.

Employees

USPS is led by an experienced team of senior executives with a long history of supporting the U.S. public sector. USPS’s senior leadership has an average of over 18 years of experience in relevant industries or roles and are well regarded by USPS’s customers and partners.

As a service company providing enterprise solutions, USPS’s employees are its most valuable and important asset. USPS believes the quality and credentials of its employees represent a key differentiating feature in the market for USPS’s services. As of September 30, 2017, USPS had approximately 7,700 employees, with approximately 45% of its employees having some form of security clearance and approximately 27% of its employees having Top Secret and/or Sensitive Compartmented Information level clearance, which typically requires the completion of a polygraph.

Intellectual Property

USPS’s services and solutions are not generally dependent upon patent protection, although USPS anticipate it will selectively seek certain patent protections. The USPS largely proprietary IP portfolio, comprising products, technical services, consulting, methodologies, and know-how, will be licensed to us by DXC and is protected using non-disclosure agreements and contractual arrangements, as well as one or more of the following: trade secret, patent, copyright or trademark protections.

For our work under U.S. federal government funded contracts and subcontracts, the U.S. federal government obtains certain rights to data, software and related information developed under such contracts or subcontracts. These rights may allow the U.S. federal government to disclose such data, software and related information to third parties.

Regulatory Matters

As a U.S. government contractor, USPS’s business is heavily regulated and, as a result, its need for compliance awareness and business and employee support is significant. Specifically, USPS’s industry is governed by various laws and regulations, including but not limited to laws and regulations relating to: the formation, administration, and performance of contracts; the security and control of information and information systems; international trade compliance; human trafficking; and the mandatory disclosure of “credible evidence” of a violation of certain criminal laws receipt of significant overpayments, or violations of the civil False Claims Act. In addition, U.S. government contractors are generally subject to other federal and state laws and regulations, including:

•	the FAR, agency supplements to the FAR, and related regulations, which regulate the formation, administration, and performance of U.S. government contracts;

•	The civil False Claims Act, which allows the government and whistleblowers filing on behalf of the government to pursue treble damages, civil penalties, and sanctions for the provision of false or fraudulent claims to the U.S. government.

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with the negotiation of certain contracts, modifications, or task orders;

•	the Procurement Integrity Act, which regulates access to competitor bid and proposal information, as well as certain internal government procurement sensitive information. In addition, this act regulates USPS’s ability to provide compensation to certain former government procurement officials;

•	laws and regulations restricting the ability of a contractor to provide gifts or gratuities to employees of the U.S. government;

•	post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. government and deploy former employees of the U.S. government;

•	laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes or determined to be “controlled unclassified information” or “for official use only”;

•	laws and regulations relating to the export of certain products, services, and technical data, including requirements regarding any applicable licensing of USPS’s employees involved in such work;

•	laws, regulations, and executive orders regulating the handling, use, and dissemination of personally identifiable information in the course of performing a U.S. government contract;

•	laws, regulations, and executive orders governing organizational conflicts of interest that may prevent USPS from bidding for or restrict its ability to compete for certain U.S. government contracts because of the work that USPS currently performs for the U.S. government;

•	laws, regulations, and executive orders that mandate compliance with requirements to protect the government from risks related to USPS’s supply chain;

•	laws, regulations, and mandatory contract provisions providing protections to employees or subcontractors seeking to report alleged fraud, waste, and abuse related to a government contract;

•	the “Contractor Business Systems Rule,” which authorizes DoD agencies to withhold a portion of USPS’s payments if USPS is determined to have a significant deficiency in any of its accounting, cost estimating, purchasing, earned value management, material management and accounting, or property management systems; and

•	the “Cost Accounting Standards and Cost Principles,” which impose accounting requirements that govern USPS’s right to reimbursement under certain cost-based U.S. government contracts and require consistency of accounting practices over time.

USPS is also subject to oversight by the U.S. Office of Federal Contract Compliance Programs (“OFCCP”) for federal contract and affirmative action compliance, including the following areas:

•	affirmative action plans;

•	applicant tracking;

•	compliance training;

•	customized affirmative action databases and forms;

•	glass ceiling and compensation audits;

•	desk and on-site audits;

•	conciliation agreements;

•	disability accessibility for applicants and employees;

•	diversity initiatives;

•	Equal Employment Opportunity compliance;

•	employment eligibility verification (known as “E-Verify”);

•	internal affirmative action audits;

•	internet recruiting and hiring processes;

•	OFCCP administrative enforcement actions;

•	record-keeping requirements; and

•	Sarbanes-Oxley compliance.

Seasonality

USPS generally experiences increased bid and proposal costs in the months leading up to the U.S. federal government’s fiscal year end, which occurs September 30, as it pursues new contract opportunities being awarded shortly after the U.S. federal government fiscal year end. As a result of this timing, USPS costs tend to be higher in its first quarter and its revenue tends to be higher in its second quarter, as compared to other periods during USPS’s fiscal year. In addition, it is not uncommon for U.S. federal government agencies to award extra tasks or complete other contract actions in the weeks leading up to the end of its fiscal year, which occurs on September 30, in order to avoid the loss of unexpended fiscal year funds. In addition to experiencing seasonality affects due to the timing of the U.S. federal government fiscal year, USPS also experiences some seasonality affects from the timing of the fiscal year end close for state and local governments, which is in many instances are different than the U.S. federal government fiscal year end. In general, USPS tends to experience an increase in revenue in the first half of the calendar year from its state and local government customers as that is when funds are generally allocated to specific projects.

Properties

As of September 30, 2017, USPS conducted its operations in approximately 27 USPS-owned or leased locations occupying approximately 1.4 million square feet. USPS’s major locations are in Herndon, Virginia and Clarksville, Virginia, where it occupies approximately 0.6 million square feet, collectively. USPS has other significant facilities located in Boise, Idaho, San Diego, California and El Paso, Texas, where it occupies approximately 168,000, 115,000 and 80,000 square feet, respectively. USPS considers its facilities to be well-maintained and adequate to meet its current needs.

Following is a summary of properties USPS owns or leases.

Properties Owned	Approximate Square Footage	General Usage
Clarksville, Virginia	205,420	Data Center
Herndon, Virginia	385,483	Gov. and Account Support

Properties Leased	Approximate Square Footage	General Usage
Alexandria, Virginia	38,565	Account Support
Annapolis Junction, Maryland	70,825	Gov. and SCIF
Boise, Idaho	168,446	Account Support
Colorado Springs, Colorado	63,319	Sales
El Paso, Texas	80,000	Account Support
Hingham, Massachusetts	55,168	Account Support
Miramar, Florida	29,161	Account Support
Montgomery, Alabama	44,682	Account Support
Raleigh, North Carolina	30,657	Account Support
San Diego, California	114,689	Sales
South Charleston, West Virginia	26,526	Data Center
St. Petersburg, Florida	15,741	Account Support
Various other U.S. locations	29,035

Legal Proceedings

Under the terms of the Separation and Distribution Agreement we will be responsible for and will indemnify DXC for any liabilities arising from claims, disputes and other matters relating to the USPS business. Set forth below is a description of certain actions brought against or involving DXC or its subsidiaries that relate to our business and for which we will be responsible after the Spin-Off.

In December 2013, plaintiffs brought actions against HP Enterprise Services, LLC, now known as Enterprise Services, LLC and others in connection with the September 2013 Washington, DC Navy Yard shooting that resulted in the deaths of 12 individuals. The perpetrator was an employee of The Experts,

Enterprise Services’ now terminated subcontractor on Enterprise Services’ IT services contract with the U.S. Navy. A total of 15 lawsuits arising out of the shooting have been filed. All have been consolidated in the U.S. District Court for the District of Columbia. Enterprise Services filed motions to dismiss on December 11, 2015, and in an opinion dated September 15, 2016, the Court granted the motions in part and denied them in part with regard to the nine cases filed prior to September 2016. On November 21, 2016, Enterprise Services moved to dismiss the six most recently filed complaints. A decision on that motion is pending.

On August 18, 2016, a purported class and collection action was filed in the U.S. District Court for the Northern District of California, against HP and HPE alleging violations of the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code. Former business units of HPE, including USPS, will be proportionately liable for any recovery by plaintiffs in this matter. Plaintiffs seek to certify a nationwide class action under the ADEA comprised of all U.S. residents employed by defendants who had their employment terminated pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 (deferral states) and April 8, 2015 (non-deferral states), and who were 40 years of age or older at the time of termination. Plaintiffs also seek to represent a Rule 23 class under California law comprised of all persons 40 years or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012. On January 30, 2017, HP and HPE filed a partial motion to dismiss and a motion to compel arbitration of claims by opt-in plaintiffs who signed releases as part of their WFR packages. On September 20, 2017, the Court denied the partial motion to dismiss without prejudice, but granted defendants’ motions to compel arbitration. Accordingly, the Court has stayed the entire action pending arbitration, and administratively closed the case. Plaintiffs have filed a motion for reconsideration as well as a notice of appeal to the Ninth Circuit, which has been denied as premature. The reconsideration motion, and others pending before the District Court relating to class arbitration, are fully briefed and will be adjudicated without oral argument.

In addition, USPS may from time to time be involved in various claims and legal proceedings of a nature it believes are normal and incidental to its business, including those relating to employments matters, relationships with customers and contractors, IP disputes and other business matters. Regardless of outcome, litigation can have an adverse impact on USPS because of defense and settlement costs, diversion of management resources and other factors. Further, USPS’s performance under its U.S. government contracts and its compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review and investigation by the U.S. government.

BUSINESS OF VENCORE

Overview

Vencore is a leading provider of mission-critical, innovation-driven services and solutions to U.S. government customers. The foundation of Vencore’s business is the application of SE&I, cybersecurity, big data analytics and applied research on an enterprise-wide scale to assist Vencore’s U.S. government customers in solving their most complex information-related challenges. Vencore is a leader in the architecture and integration of highly-engineered, mission-critical information solutions across the U.S. government, and provides enterprise-level support to multiple governmental programs that manage, collect, analyze and disseminate critical mission data to national security agencies and their customers. Vencore maintains industry-leading expertise in providing comprehensive solutions throughout the life of multi-billion dollar systems that support the core missions of the U.S. intelligence community and other U.S. government agency customers. Vencore’s services and solutions span the entire lifecycle of programs, encompassing system(s) definition, architecture, agile solutions development, test and integration, deployment, and operations. Further, Vencore’s leading data analytics capabilities for investigative case management and human resources are equipped to meet the growing demand and evolving complexity of the background investigative and identity authentication solutions sector.

Vencore categorizes its primary services and solutions, and core competencies, as SE&I, cybersecurity, big data analytics and applied research. Vencore believes that the breadth of its capabilities differentiates it from Vencore’s competitors by allowing it to architect complex systems and service the full range of its customers’ requirements across the entire enterprise, often placing Vencore at the center of the customers’ missions.

Vencore’s focus on critical technology disciplines and innovation has resulted in over 260 issued patents and pending patent applications, owned, pending or licensed by Vencore. Aside from patents and patent applications, Vencore also maintains a rich portfolio of other IP derived from customer investments in its programs and augmented by Vencore’s own internal R&D initiatives. Vencore derived approximately $71 million of customer investment from Vencore Labs programs for the year ended December 31, 2016. Vencore’s expertise in applied research drives the continued development of its IP portfolio and domain expertise. These technical discriminators, coupled with Vencore’s deep customer intimacy, have enabled Vencore to deliver cutting-edge SE&I solutions for its intelligence community and space customers as their trusted partner for over 40 years. Vencore leverages this IP portfolio to drive growth across existing programs and win new business opportunities with new and existing customers. The tools Vencore develops are often directly applicable to its core business and Vencore actively seeks opportunities to apply these solutions across its portfolio. In recent years, Vencore has leveraged these intelligence community and space solutions to expand its addressable market to include U.S. federal government agency customers.

The primary market for Vencore’s services is the U.S. government, which represents an approximate $122 billion annual market opportunity across the intelligence community, DoD, Department of Homeland Security (“DHS”), NASA, NBIB and other federal civilian agencies. Owing to Vencore’s extensive history as a leading SE&I contractor for the intelligence community, Vencore has successfully applied its differentiated solutions to establish crucial positions at important adjacent customers, including the General Services Administration (“GSA”), NOAA and other federal agencies. Vencore defines its core markets as intelligence, defense, space, federal civilian agencies, and the commercial market. Because Vencore’s core government markets remain well funded by the U.S. federal budget, Vencore believes its capabilities are directly aligned with high growth areas of the U.S. government budget.

For the years ended December 31, 2016 and 2015, Vencore’s revenue was $1,405 million and $1,399 million, respectively. For the nine months ended September 29, 2017, Vencore generated revenues of $1,027 million. Vencore’s industry-leading re-compete and new business award rates, significant prime contractor mix and recurring NBIB business together provide Vencore with significant revenue and earnings visibility. Vencore uses the term “qualified pipeline” to represent the aggregate opportunities that have been formally entered into its new business capture process and that have successfully completed comprehensive reviews with business leadership focused on requirements alignment to Vencore’s capabilities, availability of customer funding, defined customer acquisition strategy and timeline, and an approved Vencore win strategy.

Vencore’s History

Vencore is a purpose-built intelligence and government services platform created through the combination of highly complementary businesses, which today form the foundation of its capabilities, expertise, and longstanding customer relationships. Vencore traces its roots to General Electric Company’s aerospace division, which in 1972 established The SI Organization Inc. (“The SI”), Vencore Inc.’s predecessor entity, in response to a request from an Intelligence Community customer for world-class SE&I expertise to help create a comprehensive, space-based national intelligence system. The SI was acquired by Lockheed Martin’s predecessor, the Martin Marietta Corporation, in the early 1990s. Following the acquisition, Vencore expanded its core capabilities and service offerings to include highly-classified, mission-critical capabilities for multiple intelligence agencies, including the Defense Mapping Agency, a predecessor organization to the NGA, and the National Security Agency (“NSA”), and developed a reputation as a leading systems integrator delivering solutions to solve complex challenges.

In 2010, Lockheed Martin divested The SI. Veritas Capital acquired The SI from Lockheed Martin with the goal of creating a leading SE&I platform for the broader U.S. government market. In 2013, Vencore acquired Applied Communication Sciences (“ACS”), which was a leading provider of applied, largely customer-funded research and technology solutions to the U.S. defense and intelligence agencies, civil government organizations, and a variety of commercial customers. Through the ACS acquisition, Vencore also acquired or expanded its relationship with customers such as the Defense Advanced Research Projects Agency (“DARPA”), the Intelligence Advanced Research Projects Activity (“IARPA”), and other DoD and R&D organizations, while broadening partnerships with leading universities and key professional communities. In 2014, Vencore acquired QinetiQ North America Services and Solutions Group (“QNA SSG”), which was a leading provider of differentiated, highly-engineered technical solutions to the U.S. government, with a diversified customer base and incumbent positions on key contracts. The QNA SSG acquisition doubled the size of the business, greatly expanded the addressable market, delivered significant synergies, and enhanced Vencore’s competitive position by adding long-standing contracts with the DoD, DHS, NASA, GSA and other federal civilian agencies. The acquisition also expanded the strategic mission and technological capabilities of Vencore, most notably agile software development for mission-critical systems, classified and commercial launch support, spacecraft engineering and enterprise IT. Following the acquisition of QNA SSG, Vencore rebranded the organization as “Vencore” and reorganized the combined business to more efficiently and effectively address its target markets and serve its customers.

KeyPoint Government Solutions is the largest provider of background investigative services for the U.S. government. Its background clearance experience is rooted in the legacy of Kroll Government Services (“KGS”), founded in 1995 to pioneer the concept of investigative due diligence and independent investigation services to police departments. In 2003, following the formation of DHS, TSA and CBP selected KGS to perform preliminary background investigations on its large newly-hired workforce of federal security and border patrol agents. In 2004, NBIB selected KGS to perform identity authentication services for its newly-hired employees as well. These opportunities were a milestones in KGS’ expansion to operate on a national scale. In 2009, Kroll Government Services spun off from Kroll and was renamed KeyPoint Government Solutions following its acquisition by Veritas Capital. KeyPoint Government Solutions has an industry-leading investigator network and proprietary case management system supported by a robust IT infrastructure, which drives high case completion rates. KeyPoint Government Solutions is the largest incumbent contractor on the recently awarded recompete of NBIB’s five year background investigation ID/IQ contract. This strategic acquisition positioned KeyPoint Government Solutions to penetrate and expand into new segments and customers, leverage new capabilities to increase intelligence community presence, and pursue growth opportunities related to an expected transition to continuous monitoring for federal personnel.

Vencore’s Services and Solutions

Vencore organizes its capabilities across three primary types of services and solutions: SE&I, cybersecurity and big data analytics. Vencore also performs customer directed applied research, which serves as the R&D engine of its business, driving innovation and producing cutting edge solutions that may be applied across all of its end markets and customers.

Vencore’s core services, key capabilities, and areas of expertise are described below:

SE&I	Cybersecurity	Big Data Analytics	Applied Research

•   Systems Engineering

•   Program Management and Control

•   Enterprise Integration

•   Independent Verification and Validation

•   Mission Design and Analysis

•   Agile Systems SE&I

•   Software Design and Development

•   IT and Cloud Engineering

•   Lean Six Sigma / process Improvement

•   Platform, Network & Critical Infrastructure Protection Threat Prevention, Detection, Analytics and Response

•   Computer Network Exploitation

•   Security Tools and Solutions

•   Security Operations Center

•   Cyber SE&I Policy, Risk Management & Compliance

•   Training, Planning & Exercises

•   Performance Modeling and Analysis

•   Intelligence Analysis

•   Predictive Analysis and ongoing monitoring

•   Activity-based Intelligence Analysis

•   Training Solutions & Services

•   System Readiness Analysis

•   Enterprise Logistics Analysis

•   Signal Intelligence

•   Precision Communications Analysis

•   Investigative Due Diligence and Analysis

•   Wireless Communications

•   Cybersecurity & Resiliency

•   Optical Networking & Network Operations

•   Mobility Solutions

•   Knowledge-Based Systems

•   Data Analytics

•   Cloud Security

•   Telematics

•   Quantum Computing & Communications

•   Software Defined Networking

• Space and Satellite Engineering • Communications and Network Engineering • Signal Intelligence Systems • Imagery Product and Sensor Engineering • Geospatial Intelligence		• Aviation Engineering • Nuclear Monitoring • Acoustic Signal Processing • Ocean Modeling and Prediction • Video Display Technologies • Identity Authentication and Fraud Investigation

Systems Engineering and Integration

SE&I is the core of Vencore’s mission and expertise. Vencore’s experience includes the successful design, architecting and operation of the most complex systems-of-systems supporting the defense market and

Intelligence community. Vencore’s principal SE&I capabilities include systems engineering, enterprise architecture, program management, software engineering and cloud engineering. Vencore also delivers test and evaluation capabilities used to assess systems before deployment; independent verification and validation capabilities used to verify that new systems operate as specified; and modeling, simulation, and analysis capabilities, which complement its SE&I expertise by predicting systems’ performance and effectiveness at completing mission requirements.

Government systems are often very large and complex, and frequently rely on a network of disparate sub-systems. Managing these complexities is challenging and often drives the government customer to engage a private contractor to create a fully-integrated enterprise. Vencore provides customers with broad domain expertise to architect solutions to ensure full enterprise integration and interoperability. Vencore provides these services throughout the project lifecycle to ensure ongoing reliability and efficient management of these systems. These capabilities enable Vencore’s customers to combine a variety of disparate IT systems and sub-systems into one cohesive and reliable enterprise. Vencore believes it successfully applies its SE&I capabilities across the major elements of intelligence community IT enterprise to achieve intelligence community cost efficiencies, enable data sharing and maximize discovery of joint intelligence to prevent future threats to our national security and commercial infrastructure. Vencore’s SE&I services also include IT and cloud engineering, software engineering development and agile software development capabilities. Vencore’s IT and cloud engineering capabilities include IT infrastructure design and development, cloud engineering and transition, network engineering and analysis and system performance forecasting. Vencore also offers a full suite of software solutions, which it applies on major programs including the U.S. Navy’s Tomahawk program and multiple programs supporting GSA’s Public Building Service. Vencore additionally develops operational mission software for the U.S. Air Force to support the detection, location and classification of nuclear detonations anywhere in the world, such as China, North Korea, Pakistan and India, to include below ground, in water, surface blasts, free-air and space.

In partnership with its customers, Vencore believes it has further extended its SE&I practices to address the shift from traditional software and systems development to agile methods. Agile software development focuses on breaking product development work into small increments that minimize the amount of up-front planning and design, increase the frequency of testing and deliver functional capability early and continuously. Traditional methods are limited in comparison, relying on fully specified systems that often take years to develop and require meticulous and extensive planning. Vencore’s agile engineering practices are modeled on successful commercial practices, such as early and continual user involvement, shorter capability delivery times and continuous capability improvements. Vencore’s ability to progressively design, test and apply solutions to emergent problems, in close collaboration with customer teams, results in effective, affordable and timely solutions.

Vencore believes it is a leader in enterprise-scale agile transformations, notably agile software development and agile SE&I capabilities. Vencore’s agile capabilities support the key enterprise digital services transformation initiatives and positions Vencore to continue to provide solutions to its customers as they move towards agile development to drive efficiency. For example, Vencore’s DHS U.S. Citizenship and Immigration Services (“USCIS”) JETS program includes agile software application modernization, testing, operational deployment, operations and maintenance of the USCIS Benefits Portfolio, which processes approximately 24,000 immigration benefit applications per day. As prime contractor, Vencore manages multiple modern agile teams in a team-based agile environment, applying its “agile with continuous delivery” blueprint adapted from commercial industry to increase capabilities and enable new immigration services.

Unlike the more commoditized Systems Engineering and Technical Assistance (“SETA”) services that many U.S. government contractors provide, Vencore’s SE&I capabilities focus on defining and developing end-to-end systems which rely on significant engineering content and technological expertise across the entire program lifecycle. Vencore’s SE&I work involves architecting and integrating complex systems, software and infrastructure on an enterprise-wide basis. This differs from many SETA services, which typically focus only on individual tasks or fragments of programs aligned with individual government staff, and are often managed on an hourly basis rather than towards a broader mission outcome. Vencore believes SETA work is limited in scope and does not require the architecting of solutions that span the full breadth of the customer’s enterprise. In contrast, Vencore’s SE&I work typically includes responsibility for architecting, defining and engineering end-to-end systems based on operational

Core Services Key Capabilities Areas of Expertise

needs and is focused on solutions-based outcomes, rather than individual tasks. As a result, Vencore typically serves as the prime contractor on its SE&I programs.

Cybersecurity

Incidents of cyber-attack have increased both in frequency and complexity, driving Vencore’s government customers to assume a more proactive approach to understanding and managing their cyber vulnerabilities. Vencore’s proven offerings in cybersecurity systems engineering and solutions help its customers implement appropriate cybersecurity processes, identify key vulnerabilities, take correct measures to mitigate risks, and have the tools to quickly respond to an attack.

Vencore’s cybersecurity capabilities include continuous network monitoring solutions which assess and monitor vulnerabilities at critical points across an IT enterprise. Vencore’s capabilities include forensics and analysis to rapidly detect malware incidents, mitigate and eradicate threats and return impacted systems to operation. Vencore also provides advanced research capabilities and agile solution development to deliver the tools required to respond to an increasingly complex cyber threat environment. Vencore’s workforce is skilled in key cyber domains and certifications, and includes cyber software developers, vulnerability analysts, reverse engineers, malware / intrusion forensics analysts, policy experts and cyber systems engineers.

For its cybersecurity prime contracts, Vencore utilizes its institutional expertise and technologies in cyber domains to partner with its U.S. government customers to protect the entire network as opposed to individual components. Vencore’s work on its larger cybersecurity prime contracts is similar to the SE&I prime contracts previously described. The “system” for Vencore’s cybersecurity prime contracts consists of government information system environments. Furthermore, similar to Vencore’s SE&I contracts for the intelligence community, Vencore’s cybersecurity prime contracts are also enterprise-wide in scale and full-lifecycle in scope. For example, Vencore serves as the prime contractor for the DHS Network Security Deployment Support contract.

Examples of other prime contracts include Vencore recently being awarded a prime position on the Mission Support ID/IQ contract with a ceiling value of $460 million to provide cyber operations support and services to U.S. Cyber Command (“USCYBERCOM”). Vencore believes it was awarded this contract largely due to its cybersecurity expertise, deep familiarity with the USCYBERCOM mission, and applied research directly aligned to USCYBERCOM requirements. Pursuant to this contract, Vencore is responsible for a broad range of full spectrum cyber operations support activities to secure, operate and defend the DoD information network. In addition, Vencore also secured a five-year ID/IQ contract with a ceiling value of $135 million (including option years) with the U.S. Navy for cyber technology integration, cyberspace science, research and engineering support to the Space and Naval Warfare Command Systems Center. The full period of performance under this contract ends (including option years) on September 19, 2021, and the period of performance for each task order under this contract is up to three years with up to two option years.

Big Data Analytics

Vencore provides innovative and cost-effective solutions by applying a deep data analytics methodology that goes beyond traditional statistics or data mining. Vencore’s innovative solutions combine advanced predictive analytical techniques, cutting-edge algorithms and machine learning techniques to efficiently analyze large amounts of unstructured data and helps its customers make critical decisions. Vencore also maintains the Vencore Analytic Platform which is composed of subject matter experts, proprietary tools and techniques managed to address specific customer needs. These solutions and tools allow Vencore to more effectively uncover patterns and extract the intelligence required to help its customers enhance readiness and achieve mission success. Vencore’s solutions are typically deployed by its customers to identify threats, recommend areas of optimization, forecast multifaceted outcomes and mitigate risks. Vencore’s innovative case management solutions use deep analytics, ongoing monitoring and leverage our highly-trained, on-the-ground network of experienced investigators who focus solely on background and identity authentication services to assist the U.S. government in making hiring and/or security clearance decisions. All U.S. government personnel are required to undergo a background investigation to satisfy strict suitability and security requirements. In total, there were approximately 1.3 million investigations processed for the U.S. government in 2016. Vencore is the largest provider by number of cases completed of identity authentication services for the U.S. government with a national footprint of investigators ready to be deployed across all 50 states and six U.S. territories.

Vencore’s big data analytics capabilities rely on a multi-disciplinary approach including data, performance and intelligence analysis, precision communication analysis, system readiness analysis and training solutions. Working directly with raw data enables Vencore to identify actionable information, make defensible assumptions and support critical decision-making. Vencore utilizes advanced modeling, along with data mining and simulation techniques, to analyze large amounts of data to detect trends and predict future events.

An example of Vencore’s big data analytics solutions around physical assets is its recently completed contract in which Vencore adapted analytic capabilities and expertise from its core intelligence community programs to identify potential international treaty violations in a conflict area. Vencore developed an analytic service to provide independent/unbiased observations of reported activities in the conflict area and then harvested and overlaid social media feeds using Vencore’s open source collection platform, which was then analyzed by its regional analysts / experts to validate and give greater context to the reports. Over a period of four months, Vencore collected hundreds of potential incidents that were corroborated using a variety of sources. Vencore’s analysis also identified instances of spoofing by our nation’s adversaries, resulting in more accurate reporting and intelligence. The quality of Vencore’s reports and other deliverables enabled its customer to provide intelligence consumers with more timely, accurate and actionable intelligence information.

Vencore’s big data analytics capabilities for human resources rely on its national footprint of federally-cleared investigators, proprietary hiring and training program, sophisticated IT infrastructure and culture of quality assurance. These attributes provide Vencore with the efficiencies and economies of scale necessary to be consistently profitable under firm-fixed price (“FFP”) contract terms. Vencore’s investigators undergo a proprietary, internally developed training program that allows them to onboard in industry-leading time and produce quality fieldwork. Vencore also employs an Investigator Help Team that provides coverage support to the field staff and over 200 case reviewers that ensure integrity with all aspects of a completed case prior to submission to the relevant agency.

An example of Vencore’s data analytics solutions around human resources is its recently awarded recompete of the NBIB background investigation contract, a five-year, FFP ID/IQ contract between Vencore and three other contractors. All federal government personnel are required to undergo a background investigation to satisfy strict suitability and security requirements. In addition to investigations for newly hired applicants, existing personnel are required to undergo periodic reinvestigations every five years. NBIB is the federal agency responsible for recruiting, hiring procedures, and managing background and security clearance investigations for over 100 military and civilian federal agencies. NBIB handles approximately 90-95% of all federal background investigations on behalf of agencies such as the DoD, VA, and DoE. Additionally, NBIB grants certain Intelligence Community and DHS agencies delegated authority (“Delegated Authority”) to conduct their own hiring examinations, which accounts for the remaining 5-10% of background investigations for the U.S. government. Vencore’s software provides a seamless interface between Vencore and NBIB and allows Vencore to manage internal investigator workflow, increase case capacity, and enhance overall efficiency. Vencore’s proprietary workflow systems allow us to automatically pull assignments from OPM systems, using algorithmic ranking to ensure efficient regional assignments and capacity utilization. Vencore has consistently delivered greater than 95% on NBIB’s quality metrics and achieved a 100% win rate on core sector RFPs since 2014.

Applied Research

Vencore’s applied research capabilities build upon its culture of technology innovation to help customers reframe information and technology-related problems, define their options, and deliver transformative results. In contrast to basic or exploratory research, the technologies and processes developed through Vencore’s applied research are principally focused on technologies with practical applications on the near-term horizon. Vencore’s solutions enable government agencies, utilities and commercial enterprises to develop and apply cutting-edge technologies in cybersecurity, wireless and optical communications, IT, mobility solutions and data analytics. Vencore believe that these capabilities provide it with near-term revenue opportunities and a meaningful advantage when competing for new business.

Vencore provides applied research, technical consulting and technology solutions to a diverse set of U.S. defense, space, federal civilian, intelligence community and commercial customers. Vencore manages projects through the full research development process, from proof of concept to prototyping, and Vencore believes it is well regarded for its ability to work on large-scale problems requiring deep industry expertise.

Vencore’s applied research expertise covers a broad range of critical, enabling technologies. Notable examples include wireless communications and technologies, including technologies to support the deployment of wireless communication in military environments; data analytics, including fast, multi-scale mathematical techniques, systems for extracting actionable intelligence, including data modeling, text and data analytics and statistical programming to provide rigorous advanced data analytics, monitoring and consulting services to the SEC; and cybersecurity and resiliency, including zero-day detection and malware elimination, insider threat detection, vulnerability and exploit assessment and analysis, network penetration testing and cloud migration, including the application of cybersecurity technologies to protecting smart grid networks.

Vencore’s applied research activities are driven by Vencore Labs, a research center within Vencore. Vencore Labs provides Vencore with the ability to develop some of the world’s most advanced technologies alongside its government and university partners and deploy these technologies not only into existing programs, but also in new applications and markets. The innovative research performed at Vencore Labs is largely customer-funded and augmented by Vencore’s internal R&D budget. The successful development of proprietary technologies for a particular customer or contract often can be leveraged across Vencore’s portfolio to capture new contract and commercialization opportunities.

Long Standing Relationships with Industry and Customers

For more than 40 years, Vencore has provided vital and differentiated engineering and integration services and solutions that allow the intelligence community, NASA, NBIB and other federal and civilian agencies to assess and solve increasingly complex challenges and threats. Vencore believes its expertise has broad applications across its customer base and places it at the core of its customers’ missions. Notable examples of Vencore’s services and solutions include:

•	Supporting the U.S. national space system, including space-based intelligence platforms, as a SE&I prime contractor for over 40 years.

•	Being a prime contractor for the U.S. Navy’s Tomahawk program, responsible for developing and maintaining mission-critical software deployed across multiple shore and shipboard installations to ensure successful Tomahawk missions.

•	Being the prime SE&I contractor responsible for architecting and securing both the federal civilian government (.GOV) and DoD military (.MIL) IT infrastructures from advanced cyber threats for the DHS and DoD.

•	Developing technologies for DARPA and commercial customers for the detection of and response to cyberattacks on critical U.S. infrastructure, including the North American power grid, and distributed denial of service attacks enabled by increasingly prolific Internet-of-Things devices.

•	Maintaining a high-quality, well-trained network of experienced investigators with a culture of integrity to conduct background investigations for NBIB and other government agencies with an unrivaled footprint providing coverage across the United States and its territories.

Vencore serves as the prime contractor on 90% of its work, as measured by annual revenue. Vencore believes the sensitivity and complexity of its work, its unique mission understanding, and proprietary processes and tools developed over decades-long support of its customers’ missions make it difficult for Vencore’s competitors to displace it. This is evidenced by Vencore’s 97% historical re-compete win rate and an average award fee score of 93% since 2011. In addition, Vencore has longstanding relationships with its customers, with relationships with certain key customers spanning over 40 years. Notably, Vencore has supported the National Reconnaissance Office (“NRO”) and NASA for over 40 years, the National Geospatial-Intelligence Agency (“NGA”) for over 30 years, the NSA, U.S. Navy, U.S. Army and DARPA for over 20 years and the NBIB for over 13 years.

Vencore’s Markets

Vencore primarily serves the intelligence, defense, space, federal civilian and commercial markets. Vencore defines these markets primarily by the mission focus areas and funding sources of its end-customers. Across these markets, Vencore’s primary customer in aggregate is the U.S. government, which comprised substantially all of Vencore’s revenue for the nine months ended September, 2017. The U.S. government is the largest consumer of information and technology services in the United States, and the DoD is the largest consumer within the U.S. government. Vencore believes it is well-positioned to benefit from an improving outlook across each of its core markets. Since U.S. fiscal 2011, the U.S. government has spent an average of approximately $77 billion annually on information and technology services and is expected to spend $86.3 billion in U.S. fiscal 2018, according to IT Dashboard.

Within Vencore’s core markets, spending in certain key technology areas is projected by industry sources to exceed broader U.S. government budget growth. In particular, spending for federal cybersecurity, cloud computing and migration and big data analytics is forecasted to grow by a compound annual growth rate of 5%, 15%, and 13%, respectively, through 2021, according to Deltek GovWin. Vencore believes it possesses differentiated capabilities that are strategically aligned with these key areas of U.S. government budgetary focus. Vencore believes the continued adoption of these technologies, coupled with the U.S. government’s desire for increased innovation, creates attractive growth opportunities for Vencore’s business within its core markets.

Intelligence

The U.S. intelligence market is typically defined as a coalition of 17 agencies and organizations, including the Office of the Director of National Intelligence, that make up the intelligence community. These agencies are funded by the National Intelligence Program (“NIP”) and Military Intelligence Program (“MIP”) budgets. The U.S. fiscal 2017 budget request includes $54.9 billion for NIP and $18.5 billion for MIP, an aggregated of $73.4 billion, up from $70.7 billion in U.S. fiscal 2016.

The intelligence community is responsible for protecting the country from terrorism, arms proliferation, chemical and biological warfare, cyber-attack and foreign intelligence operatives. Improving collection, analysis and dissemination capabilities is essential to national intelligence, policy and military operations. To achieve its mission, the intelligence community must operate systems that are extremely large in scale, have high technical complexity and depend on a disparate suite of IT systems. Budget priorities in the intelligence community highlight the U.S. government’s focus on innovation and keeping pace with the complex, rapidly changing technological environment and the evolving nature of the threats to our national security. As such, Vencore believes intelligence community spending will emphasize space systems and payloads, increased intelligence sharing, investments in enterprise-wide capabilities, increased migration to cloud architectures and modernization of legacy systems to improve efficiency and information security. These are all capability areas where Vencore believes it has strong expertise.

The complex, disparate nature of space-based and ground-based national security and intelligence platforms requires sophisticated architecting and integration support systems. As a result, these agencies frequently rely on contractors for full lifecycle SE&I and mission support. We believe the Intelligence Community’s prioritization of technological innovation places Vencore in alignment with key funding priorities where it can apply technical expertise in areas such as space protection, communications and network engineering, cloud engineering, space and satellite engineering, cyber threat analysis, vulnerability assessment and forensic analysis.

Defense

The defense market for Vencore’s services is comprised of U.S. government defense agencies within the DoD that rely on large and complex systems that span multiple agencies, programs and missions. In U.S. fiscal 2016, the overall DoD base budget was $521.7 billion, with $30.8 billion allocated to IT systems procurement, according to the Office of the Under Secretary of Defense. Under the new administration, Vencore believes the defense budget outlook has improved meaningfully, as Vencore expects the new administration to increase defense spending relative to prior years and eliminate sequester caps.

The challenges facing the United States are rapidly evolving and growing in complexity. The focus of U.S. defense spending continues to shift toward a more capabilities-based structure emphasizing improved flexibility and mobility, stronger space capabilities, enhanced missile defense and improved information systems capability. These shifts reflect the changing nature of the conflicts that the U.S. faces and highlight the need for the U.S. government to develop its cyber, special operations and precision strike capabilities. The DoD’s latest cyber strategy, released in April 2015, highlighted three primary missions: defend DoD networks, systems and information; defend the U.S. homeland and national interests against cyberattacks and their consequences; and provide cyber support to military operational and contingency planners. Meeting the requirements of the new strategic guidance entails increasing funding for key investments in the areas of cyber, information systems and technology.

Vencore believes its capabilities in the defense market positions Vencore well to help the DoD implement this strategy. Vencore solutions span a wide spectrum of innovative technologies, most notably software design and development for cloud and mobile; network engineering and optimization; cybersecurity system engineering and architecture; and modeling, simulation and training. As a result of Vencore’s wire variety of solutions, it provides services to a variety of agencies within the DoD, with some of Vencore’s customer relationships spanning more than 20 years.

Space

The space market is comprised of space-related U.S. government agencies, most notably NASA, the NRO, NOAA and the DoD. Demand for these services is driven primarily by NASA’s budget and the space-related DoD budget. NASA had a $19 billion budget in U.S. fiscal 2017, of which $8.4 billion was allocated towards U.S. human exploration operations, according to NASA. The new administration has called for an increased focus on missile defense initiatives and manned spaceflight and human space exploration positions. The trend toward privatization of launch services also provides Vencore with opportunities for future growth. Vencore believes it is well-positioned in the space market given Vencore’s existing space engineering expertise. Vencore’s space-related solutions include providing end-to-end SE&I and mission support services for space-based and ground-based national security and intelligence systems. Key capabilities include mission-facing SE&I and end-to-end enterprise architecture. In addition, Vencore offers solutions that allow customers to conduct pre-mortem analysis, including independent verification, validation, advanced modeling, simulation and analysis. Vencore’s technical domains include ground processing and equipment, launch support, command and control, safety and mission assurance, space vehicle engineering, satellite navigation and geolocation, and communications systems. In addition, we work with our customers to support geospatial and signals intelligence.

Vencore maintains relationships with many of the largest space-related agencies within the U.S. government, including the NOAA, the NRO, NASA and the Air Force Space and Missile Systems Center. Vencore’s largest space customer for the nine months ended September 29, 2017 was NASA, which Vencore has supported for over 40 years.

Federal Civilian

Vencore is actively engaged in providing highly complex, mission-critical services to a large number of the U.S. government’s key federal civilian agencies, including, the Department of Justice (“DoJ”), NBIB, the GSA, the SEC, the Department of Treasury and the Federal Aviation Administration (“FAA”). In the federal civilian market, demand for Vencore’s services is driven by the budgets of its customers. Vencore’s largest federal civilian customer is the DHS. In U.S. fiscal 2016, the DHS had a $41 billion budget, of which approximately $6 billion was spent on IT, according to itdashboard.gov. The DHS budget for U.S. fiscal 2017 includes approximately $275 million to strengthen the operational security of federal .GOV networks. Additionally, the U.S. fiscal 2017 budget proposed approximately $471 million for the National Cybersecurity Protection System, commonly referred to as EINSTEIN, to prevent intrusions, enhance information sharing and improve analytical capabilities to secure the federal civilian IT enterprise. As the prime SE&I lead for the National Cybersecurity Protection System, Vencore is well-positioned to benefit as the DHS continues to focus on enhancing its cybersecurity capabilities.

Across the federal civilian market, agencies’ vast troves of highly sensitive data and sprawling network of potentially vulnerable IT systems make them a frequent target of intrusions and attacks. As such, federal civilian agencies are increasingly relying on contractors to architect and integrate comprehensive cybersecurity solutions to protect critical infrastructure and complex information networks. Additionally, federal civilian agencies are increasingly focused on streamlining costs and improving IT efficiency through agile software development methodologies. Vencore’s key areas of expertise in cybersecurity, agile software development, data analytics and other innovation- and efficiency-driven solutions are well-positioned to benefit from these secular trends and focus areas projected to experience outsized spending growth.

Competition

The U.S. government engineering, technology and identity authentication services industries consists of a large number of enterprises ranging from small, niche-oriented companies to multi-billion dollar corporations that serve many U.S. government customers. Vencore frequently competes against well-known firms in the industry as a prime contractor. Vencore’s main competitors are U.S. federal systems integrators and service providers such as Leidos, Science Applications International, Booz Allen Hamilton, CACI International, CSRA, Engility, ManTech International and Securitas. Some of these companies have greater resources and larger customer bases than Vencore.

Employees

As of September 29, 2017, Vencore had approximately 5,750 employees, and approximately 61% held a Bachelor’s degree and 34% held advanced degrees in a variety of technical disciplines, with many holding additional industry and/or technical certifications in key skill areas such as cybersecurity, agile software development, systems engineering, program management and lean six sigma. As of September 29, 2017, 53% of Vencore’s employees held security clearances and 68% of Vencore’s employees with security clearances held a Top Secret / Sensitive Compartmented Information-level clearance, which typically requires the completion of a polygraph. In addition, Vencore’s senior leadership has an average of over 20 years of experience in relevant industries or roles. Vencore believes that its employee relations are satisfactory.

Intellectual Property

Vencore Labs serves as the innovation engine for Vencore and provides unique IP and technology development capabilities. These tools have been developed over decades of solving the most challenging problems for our customers. The innovative R&D conducted at Vencore Labs, much of which is funded by our customers, provides us with opportunities to further penetrate existing customers and pursue new business in adjacent markets.

As of September 29, 2017, Vencore’s IP portfolio included over 260 issued patents and pending patent applications, owned or licensed by Vencore. The patents and patent applications Vencore licenses are subject to a licensing agreement pursuant to which Vencore owns royalty-free, fully paid-up, worldwide, irrevocable licenses to certain patents that it uses in the operation of Vencore’s business that were retained by the seller in connection with Vencore’s acquisition of Vencore Labs. Aside from patents and patent applications, Vencore also maintains a rich portfolio of other IP derived from customer investments in its programs and augmented by its own internal R&D initiatives. Vencore derived approximately $71 million and $63 million of customer investment from Vencore Labs programs for the year ended December 31, 2016 and the nine months ended September 29, 2017, respectively. Vencore also maintains a number of trade secrets that it endeavors to protect to ensure their continuing availability. Vencore’s proprietary processes and IP are vital to its growth strategy, and Vencore believes they are a core competitive advantage.

Vencore relies upon a combination of nondisclosure agreements and other contractual arrangements, as well as copyright, trademark, patent and trade secret laws to protect its proprietary information. Vencore also enters into proprietary information and IP agreements with employees, which require them to disclose any inventions created during employment, to convey such rights to inventions to Vencore and to restrict any disclosure of proprietary information. While protecting trade secrets and proprietary information is important, Vencore is not materially dependent on maintenance of any specific trade secret or group of trade secrets.

During the normal course of business, Vencore performs R&D and technology consulting services and related products in support of its customers. Typically these services do not depend on patent protection. In accordance with applicable law, Vencore’s U.S. government contracts often provide government agencies certain license rights to its inventions, copyrights and other IP. U.S. government agencies may in turn sublicense to other contractors (including Vencore’s competitors) the right to utilize Vencore’s IP. In addition, in the case of Vencore’s work as a subcontractor, the prime contractor may also have certain rights to data, information and products Vencore develops under the subcontract. At the same time, Vencore’s U.S. government contracts often license to it patents, copyrights and other IP owned by third parties.

Research and Development

To maintain Vencore’s growth and competitiveness, it engages in an active R&D program through Vencore Labs focusing on technology development and innovation. The R&D activities at Vencore Labs are funded by both customer (notably DARPA, the intelligence community and DoD Research Labs) and internal R&D budgets. For the years ended December 31, 2014, 2015 and 2016, $61 million, $65 million and $71 million of Vencore’s R&D spend was funded by Vencore Labs customers, respectively. Vencore’s ability to use this funding to develop customer-requested technologies and subsequently apply them across its other businesses serves as a key competitive advantage for Vencore and is vital to its future growth strategy.

Seasonality

Vencore’s results may be affected by variances as a result of seasonality Vencore experiences across its business. This pattern is typically driven by the U.S. fiscal year-end, September 30. While not certain, it is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions in the weeks before the end of the U.S. fiscal year in order to avoid the loss of unexpended fiscal year funds. In addition, Vencore has also historically experienced higher bid and proposal costs in the months leading up to the U.S. fiscal year-end as it pursues new contract opportunities expected to be awarded early in the following U.S. fiscal year as a result of funding appropriated for that U.S. fiscal year. Vencore may continue to experience this seasonality in future periods, and its results of operations may be affected by it.

Properties

Vencore’s headquarters are located in Chantilly, Virginia, where it leases approximately 283,100 square feet of space. As of September 29, 2017, Vencore leased 36 commercial facilities (including its headquarters) with an aggregate of approximately 1.1 million square feet of space across 14 states used in connection with the various services rendered to its customers. Vencore’s principal locations outside of Chantilly, Virginia are: Huntsville, Alabama; Loveland, Colorado; Laurel, Maryland; King of Prussia, Pennsylvania; Slippery Rock, Pennsylvania; Herndon, Virginia; and Reston, Virginia. Additionally, across nine facilities Vencore has an aggregate of approximately 336,300 square feet of customer-accredited Sensitive Compartmented Information Facilities, which are highly-specialized, secure facilities used to perform classified work for the IC. Vencore also has employees working at customer sites throughout the U.S. and in other countries.

Legal Proceedings

Vencore’s performance under its U.S. government contracts and its compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review and investigation by the U.S. government. In addition, Vencore is from time to time involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with customers and contractors, IP disputes and other business matters. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, Vencore’s management does not expect any of the currently ongoing matters to have a material adverse effect on Vencore’s financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF USPS

The following discussion and analysis is intended to help prospective investors understand the USPS business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with the USPS combined financial statements and related notes thereto included elsewhere in this Information Statement.

The statements in this discussion regarding industry outlook, expectations regarding the USPS future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements.

The USPS Combined Financial Statements and unaudited Condensed Combined Interim Financial Statements, discussed below, reflect the USPS financial condition, results of operations, and cash flows. The financial information discussed below and included in this Information Statement, however, may not necessarily reflect what the USPS financial condition, results of operations, or cash flows would have been had USPS been operated as a separate, independent entity during the periods presented, or what the USPS financial condition, results of operations, and cash flows may be in the future.

Basis of Presentation

The USPS Combined Financial Statements and unaudited Condensed Combined Financial Statements included in this Information Statement have been derived from the combined and consolidated financial statements and accounting records of DXC (the “Parent”) as if USPS operated on a standalone basis during the periods presented and were prepared in accordance with GAAP. Additionally, on April 1, 2017, CSC, HPE, Everett and Merger Sub, completed the strategic combination of CSC with HPES to form DXC (the “DXC Merger”). At the time of the DXC Merger, Everett was renamed DXC, and as a result of the DXC Merger, CSC became a direct wholly owned subsidiary of DXC. The transaction was determined to be a reverse merger and CSC was determined to be the accounting acquirer of DXC. Therefore, for accounting purposes DXC, and in turn USPS, was subject to purchase price allocation adjustments as of April 1, 2017. These adjustments are reflected in the post-DXC Merger period results for USPS, therefore, post- DXC Merger period results for USPS are not comparable to pre- DXC Merger results.

The USPS Combined Statements of Operations and unaudited Condensed Combined Statements of Operations reflect allocations of general corporate expenses from the DXC including, but not limited to, senior management, legal, human resources, finance, IT and other shared services. These have been allocated to USPS based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenue, headcount, square footage, number of transactions or other measures. USPS considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not be indicative of the actual expense that USPS would have incurred as an independent, standalone company for the periods presented. The USPS Combined Balance Sheets and unaudited Condensed Combined Balance Sheets of USPS include DXC assets and liabilities that are specifically identifiable or otherwise attributable to us. DXC’s cash has not been assigned to us for any of the periods presented because those cash balances are not directly attributable to us. USPS reflects transfers of cash to and from DXC’s cash management system as a component of net Parent investment on the USPS Combined Balance Sheets and unaudited Condensed Combined Balance Sheets. DXC’s long-term debt, other than capital lease obligations, has not been attributed to us for any of the periods presented because DXC’s borrowings are neither directly attributable to us, nor is USPS the legal obligor of such borrowings. DXC maintains various benefit and share-based compensation plans at a corporate level and other benefit plans at a subsidiary level. The USPS employees participate in those programs and a portion of the cost of those plans is included in the USPS Combined Financial Statements and unaudited Condensed Combined

Financial Statements included elsewhere in this Information Statement. However, the USPS Combined Balance Sheets and unaudited Condensed Combined Balance Sheets do not include any net benefit plan obligations unless the benefit plan covers only active, retired and other former employees or any equity related to share-based compensation plans.

Certain USPS consulting activities were historically conducted pursuant to contracts with USPS’s former parent, HPE, rather than USPS or its subsidiaries. Because those contracts were not novated to USPS until after October 31, 2016, no information regarding USPS consulting activities performed pursuant to those contracts has been presented in USPS’s results of operations for the annual periods ending October 31, 2014, 2015 or 2016 and only a portion of the revenues associated with those contracts is presented in USPS’s results of operations above for the five month period ended March 31, 2017. Periods subsequent to March 31, 2017 reflect all of the USPS consulting activities performed pursuant to those contracts in USPS’s results of operations. For comparability purposes, the revenue and income before taxes related to these contracts not reflected in our results of operations for the periods referenced above are set forth below:

	Year Ended			Five Months Ended	Six Months Ended
(in millions)	October 31, 2014	October 31, 2015	October 31, 2016	March 31, 2017	July 31, 2016
Revenue	154	141	136	10	70
Income before taxes	31	39	42	3	23

Overview

USPS is a leading provider of end-to-end enterprise IT services to government customers across U.S. federal, state and local markets. Using its market-leading enterprise offerings and solutions, USPS helps its government customers implement modern collaborative workplaces, hybrid cloud platforms and integrated digital systems of engagement with their enterprise management systems. By delivering these modern enterprise solutions, often while ensuring interoperability with mission critical legacy systems, USPS believes it has helped its government customers better realize the benefits of technology, which will ultimately enable them to fulfill their mission objectives and achieve business outcomes.

In addition to providing substantial benefits through increased efficiencies and capabilities, USPS believes demand for its services is also driven by the technological advances that already reinvented commercial industries, which are now exerting a similar evolutionary effect on government customers. In response to these pressures, USPS believes modern governments customers are increasingly turning to outside partners, such as USPS, to help guide them through this digital transformation.

USPS believes its breadth of contracts and customers in the U.S. government, and its longstanding history of having partnered with its public sector customers for more than 50 years, provides it with a competitive advantage. For example, USPS has existing contracts with a range of public sector entities ranging from Veteran Affairs, to the United States Postal Service, NASA, the U.S. Food and Drug Administration and the large state and local government customers such as the county of San Diego, California. Based on this breadth of experience and its expertise, USPS believes it is well positioned to help its U.S. government customers continue their ongoing digital transformation journey all the while addressing real business needs.

Factors and Trends Affecting the USPS Results of Operations

Revenue Generation

Revenue is generated by providing services on a variety of contract types which vary in duration from as little as six months to more than ten years. Factors affecting revenue include USPS’s ability to successfully:

•	bid on and win new contract awards;

•	satisfy existing customers and obtain add-on business and win contract recompetes;

•	compete on services offered, delivery models offered, technical ability and innovation, quality, flexibility, experience, and results created; and

•	identify and integrate acquisitions and leverage them to generate new revenues.

Earnings are impacted by the above revenue factors and, in addition, the USPS ability to:

•	integrate acquisitions and eliminate redundant costs;

•	control costs, particularly labor costs, subcontractor expenses, and overhead costs including healthcare, pension and general and administrative costs;

•	anticipate talent needs to avoid staff shortages or excesses;

•	accurately estimate various factors incorporated in contract bids and proposals; and

Competitive Markets

USPS believes that it is well positioned to take advantage of the markets in which it operates because of USPS’s expertise and specialization. The USPS ability to effectively manage project engagements, including logistics, client requirements, engineering resources and service levels, will affect its financial performance. Increased competition from other government contractors and market entrants seeking to take advantage of certain industry trends may result in the emergence of companies that are better able to compete against USPS.

Regulations

Increased audit, review, investigation and general scrutiny by U.S. government agencies of government contractors’ performance under U.S. government contracts and compliance with the terms of those contracts and applicable laws could affect USPS’s operating results. Negative publicity and increased scrutiny of government contractors in general, including USPS relating to U.S. government expenditures for contractor services and incidents involving the mishandling of sensitive or classified information as well as the increasingly complex requirements of the DoD and the Intelligence Community, including those related to cybersecurity, managing federal health care cost growth and focus on reforming existing government regulation of various sectors of the economy, such as financial regulation and healthcare, could impact USPS’s ability to perform in the marketplace.

Seasonality

USPS generally experiences increased bid and proposal costs in the months leading up to the U.S. federal government’s fiscal year end, which occurs September 30, as it pursues new contract opportunities being awarded shortly after the U.S. federal government fiscal year end. As a result of this timing, USPS costs tend to be higher in its first quarter and its revenue tends to be higher in its second quarter, as compared to other periods during USPS’s fiscal year. In addition, it is not uncommon for U.S. federal government agencies to award extra tasks or complete other contract actions in the weeks leading up to the end of its fiscal year, which occurs on September 30, in order to avoid the loss of unexpended fiscal year funds. In addition to experiencing seasonality affects due to the timing of the U.S. federal government fiscal year, USPS also experiences some seasonality affects from the timing of the fiscal year end close for state and local governments, which is in many instances are different than the U.S. federal government fiscal year end. In general, USPS tends to experience an increase in revenue in the first half of the calendar year from its state and local government customers as that is when funds are generally allocated to specific projects.

Cash Flows

Cash flows are affected by the above earnings factors and, in addition, by the following factors:

•	the ability to efficiently manage capital resources and expenditures;

•	timely management of receivables and payables;

•	investment opportunities available, particularly related to business acquisitions and implementations, dispositions and large outsourcing contracts; and

•	tax obligations.

Key Performance Indicators

USPS manages and assesses the performance of the USPS business through various means, with the primary financial measures including new contract wins, revenue and Adjusted EBITDA.

New contract wins—In addition to being a primary driver of future revenue, new contract wins also provide management an assessment of USPS’s ability to compete. The total level of wins tends to fluctuate from year to year depending on the timing of new or recompeted contracts, as well as numerous external factors.

Revenue—Revenue is a product of contracts won in prior periods, and work secured in the current year. Year-over-year revenues tend to vary less than new contract wins, and reflect performance on both new and existing contracts.

Adjusted EBITDA—Adjusted EBITDA is a non-GAAP measure that USPS uses to evaluate financial performance and is one of the measures used in assessing management performance. USPS believes that this non-GAAP financial measure provides useful information to investors regarding the USPS results of operations as it provides another measure of USPS’s profitability, its ability to service the planned debt, and is considered an important measure by financial analysts covering the USPS industry.

Economic and Industry Factors

USPS’s results of operations are impacted by economic conditions generally including macroeconomic conditions. USPS is monitoring current macroeconomic and credit market conditions and levels of business confidence and their potential effect on USPS’s customers and on USPS itself. A severe and/or prolonged economic downturn could adversely affect the USPS customers’ financial condition and the levels of business activities in the industries and geographies in which USPS operates. Such a downturn may reduce demand for USPS’s services or depress pricing of those services and have a material adverse effect on the USPS new contract bookings and results of operations. Particularly in light of recent economic uncertainty, USPS continues to monitor costs closely in order to respond to changing conditions and to manage any impact to the USPS results of operations. The USPS results of operations are also affected by the evolving priorities of the U.S. federal government, as well as by the pace of technological change and the type and level of technology spending by USPS’s customers. The ability to identify and capitalize on these markets and technological changes early in their cycles is a key driver of our performance.

USPS sees potential for positive developments in the federal government budget for GFY 2018. USPS is also experiencing an increased number of requests to extend the period of performance for USPS’s largest and most complex IT contracts, are observing increased procurement activity across the U.S. federal government and expect to see adjudications increase. USPS expects another threatened government shut down by Congress and the passage of a series of continuing resolutions to keep the U.S. federal government funded, with the possibility that Congress will ultimately pass a full year continuing resolution. In the event Congress passes a full year continuing resolution, USPS would expect this to support USPS’s initiative to extend the period of performance for its largest and most complex IT contracts.

Revenues are driven by USPS’s ability to secure new contracts and to deliver solutions and services that add value to its customers. USPS’s ability to add value to customers, and therefore generate revenues, depends in part on its ability to deliver market-leading service offerings and to deploy skilled teams of professionals quickly across all government industries and domains. USPS’s market is highly competitive and has characteristics unique to the federal contracting environment. Almost all of USPS’s U.S. federal government contracts and subcontracts may be modified, curtailed, or terminated either at the convenience of the government or for default based on factors set forth in the FAR. Upon termination for convenience of a fixed-price type contract, USPS’s U.S. federal government contracts normally entitle us to receive the purchase price for delivered items, reimbursement for contractual commitments and allowable costs for work-in-process, and a reasonable allowance for profit, although there can also be financial impact resulting from the negotiated contract settlement. Upon termination for convenience of a U.S. federal government cost reimbursable or time and material contract, USPS normally is entitled to reimbursement of allowable costs plus a fee. Allowable costs generally include the cost to terminate agreements with suppliers and subcontractors.

The amount of the fee recovered, if any, generally is related to the portion of the work completed prior to termination and is determined by negotiation (see “Risk Factors” section). If contracts are lost through the competitive bid process, USPS’s operating results may differ materially and adversely from those anticipated. Finally, shifting U.S. federal government priorities can also impact the future of projects. Management monitors U.S. federal government priorities and industry factors through numerous industry and government publications and forecasts, legislative activity, budgeting and appropriation processes, and by participating in industry professional associations in order to anticipate these shifting priorities.

Results of Operations

Six-Months Ended September 30, 2017 Compared to the Six-Months Ended July 31, 2016

	Successor	Predecessor
	Six Months Ended	Six Months Ended	Change
(in millions)	September 30, 2017	July 31, 2016	$	%
Revenues	$1,382	$1,307	$75	6%

Costs of services	1,082	986	96	10%
Selling, general and administrative	81	109	(28)	-26%
Depreciation and amortization	70	117	(47)	-40%
Restructuring costs	7	15	(8)	-53%
Separation costs	17	12	5	42%
Interest expense	7	18	(11)	-61%
Interest income	—	(3)	3	-100%

Total costs and expenses	1,264	1,254	10	1%

Income before taxes	118	53	65	123%
Provision for taxes	46	20	26	130%

Net income	$72	$33	$39	118%

Revenues

The USPS revenues for the six months ended September 30, 2017 increased by $75 million or 6% as compared to the six months ended July 31, 2016. The $75 million increase in revenues for the six months ended September 30, 2017, as compared to July 31, 2016, was due to the exclusion of certain USPS consulting activities historically conducted pursuant to contracts with USPS’s former parent, HPE, rather than USPS or its subsidiaries. Because those contracts were not novated to USPS until after October 31, 2016, no information regarding USPS consulting activities performed pursuant to those contracts has been presented in USPS’s results of operations for the six months ended July 31, 2016.

Costs of services

Costs of services for the six months ended September 30, 2017 increased by $96 million or 10%, representing an increase of 3% on a percentage of revenue basis, as compared to the six months ended July 31, 2016. The increase is due to the exclusion of certain USPS consulting activities that were historically conducted pursuant to contracts with USPS’ former parent, HPE, rather than USPS or its subsidiaries. Because those contracts were not novated to USPS until after October 31, 2016, no information regarding USPS consulting activities performed pursuant to those contracts has been presented in USPS’s results of operations for the six months ended July 31, 2016.

Selling, general and administrative

Selling, general and administrative expenses for the six months ended September 30, 2017 decreased by $28 million or 26%, representing a decrease of 2% on a percentage of revenue basis as compared to the six months ended July 31. 2016. The decrease was largely driven by efficiencies gained as a result of the implementation of our restructuring programs.

Depreciation and amortization

Depreciation and amortization for the six months ended September 30, 2017 decreased by $47 million or 40% as compared to the six months ended July 31, 2016. The decrease is driven by the step down of property and equipment to fair value upon merger with DXC on March 31, 2017.

Restructuring Costs

Restructuring costs for the for the six months ended September 30, 2017 decreased by $8 million or 53% as compared to the six months ended July 31, 2016. Restructuring costs incurred in the six months ended September 30, 2017 are associated with the fiscal 2018 restructuring plan while costs incurred in the six months ended July 31, 2016 relate to the fiscal 2015 restructuring plan (see Note 4—“Restructuring”).

Separation Costs

Separation costs for the six months ended September 30, 2017 increased by $5 million or 42% as compared to the six months ended July 31, 2016 and were associated with expenses incurred for the Everett transaction.

Interest expense

Interest expense for the six months ended September 30, 2017 decreased by $11 million or 61% as compared to the six months ended July 31, 2016. The decrease is attributed to lower capital lease liability balances in the period.

Interest Income

Interest income for the six months ended September 30, 2017 decreased by $3 million or 100% as compared to the six months ended July 31, 2016. The decrease is attributed to lower net lease rental income earned in the period.

Five- Months Ended March 31, 2017

	Five Months Ended	Percentage of Revenue
(in millions)	March 31, 2017
Net revenue	$1,073	100%
Costs and expenses:
Costs of services	820	76%
Selling, general and administrative	77	7%
Depreciation and amortization	73	7%
Separation costs	34	3%
Interest expense	10	1%

Total costs and expenses	1,014	95%
Income before taxes	59	5%
Provision for taxes	23	2%

Net income	$36	3%

Revenues

The USPS revenues for the five-month period ended March 31, 2017 was $1,073 million and was consistent with revenues earned in the year ended October 31, 2016.

Costs of services

Costs of services for the five-month period ended March 31, 2017 was $820 million and represented 76% of revenues, maintaining overall consistency, on a percentage of revenue basis, with the year ended October 31, 2016.

Selling, general and administrative

Selling, general and administrative expenses for the five-month period ended March 31, 2017 was $77 million and represented 7% of revenues, maintaining overall consistency on a percentage of revenue basis with the year ended October 31, 2016.

Depreciation and amortization

Depreciation and amortization for the five-month period ended March 31, 2017 was $73 million and represented 7% of revenues, a decrease, on a percentage of revenue basis, from the year ended October 31, 2016, which was largely driven by reductions in property and equipment balances in the period.

Separation Costs

Separation costs for the five-month period ended March 31, 2017 was $34 million and represented 3% of revenues. Separation costs were associated with expenses incurred in connection with the Everett transaction.

Interest expense

Interest expense for the five-months ended March 31, 2017 was $10 million and was attributed to interest associated with capital lease obligations.

Interest income

No interest income was earned in the five-months ended March 31, 2017.

Comparisons of Fiscal Years Ended October 31, 2016 and 2015

	Fiscal Years Ended		Change
(in millions)	October 31, 2016	October 31, 2015	$	%
Revenues	$2,732	$2,585	$147	6%

Costs of services	2,086	2,101	(15)	1%
Selling, general and administrative	207	242	(35)	-14%
Depreciation and amortization	225	214	11	5%
Restructuring costs	20	22	(2)	-9%
Separation costs	34	28	6	21%
Interest expense	36	33	3	9%
Interest income	(5)	(4)	(1)	25%

Total costs and expenses	2,603	2,636	(33)	- 1%

Income (loss) before taxes	129	(51)	180	NM
Provision (benefit) for taxes	49	(22)	71	NM

Net income (loss)	80	(29)	109	NM

Revenues

The USPS total revenue for the year ended October 31, 2016 increased by $147 million or 6% as compared to the same period in the prior year. The $147 million increase in revenues for the year ended October 31, 2016 was primarily due to an increase of $41 million in revenues from new business and $133 million associated with a major contract renegotiation that resulted in the recognition of revenues that had been previously deferred. These increases were partially offset by contracts that concluded or were renewed at a lower rate.

Costs of services

Costs of services for the year ended October 31, 2016 decreased by $15 million or 1% as compared to the same period in the prior year. The decrease was mainly driven by labor and non-labor efficiency actions taken across multiple clients and programs associated with the Company’s restructuring programs (see Note 2 – “Restructuring”).

Selling, general and administrative

Selling, general and administrative expenses for the year ended October 31, 2016 decreased by $35 million or 14% as compared to the same period in the prior year. The decrease was mainly driven by USPS’s implementation during the year of certain strategic measures to improve efficiencies in an effort to reduce expenses.

Depreciation and amortization

Depreciation and amortization expenses for the year ended October 31, 2016 increased by $11 million or 5% as compared to the same period in the prior year. The increase was mainly driven by acquisitions of property and equipment through capital leases during the year.

Restructuring costs

Restructuring costs for the year ended October 31, 2016 remained consistent with the prior year, with a decrease of $2 million or 9% as compared to the same period in the prior year. Restructuring costs incurred in fiscal year 2016 are associated with employee severance and infrastructure charges recognized during the year associated with the fiscal 2015 restructuring plan (see Note 2—“Restructuring”).

Separation Costs

Separation costs for the year ended October 31, 2016 increased by $6 million or 21% as compared to the same period in the prior year. Separation costs incurred in fiscal 2016 and 2015 were mainly associated with the separation of HPE from HP Inc. in early 2016.

Interest expense

Interest expense for the year ended October 31, 2016 increased by $3 million or 9% as compared to the same period in the prior year. USPS’s interest expense results from capital lease obligations, which remained at similar levels year over year.

Interest income

Interest income for the year ended October 31, 2016 remained consistent with the prior year, representing an increase of $1 million. Interest income recognized during the year is related to lease rental income earned during the year.

Income (loss) before taxes

Income before taxes for the year ended October 31, 2016 increased by $180 million to $129 million in fiscal year 2016 as compared to the same period in the prior year. The increase was mainly driven the increase in revenues of $147 million and the decrease in costs and expenses of $33 million, which was largely due to the successful implementation by USPS of certain strategic initiatives during the year that increased efficiencies.

Income taxes

Income taxes for the year ended October 31, 2016 increased by $71 million to a $49 million tax provision in fiscal year 2016 as compared to a $22 million tax benefit in the same period in the prior year. The increase was driven by the increase in revenues and decrease in costs that resulted in higher income before taxes in 2016 as compared to 2015.

Comparisons of Fiscal Years Ended October 31, 2015 and 2014

	Fiscal Years Ended		Change
(in millions)	October 31, 2015	October 31, 2014	$	%
Revenues	$2,585	$2,955	$(370)	-13%

Costs of services	2,101	2,144	(43)	- 2%
Selling, general and administrative	242	318	(76)	-24%
Depreciation and amortization	214	227	(13)	- 6%
Restructuring costs	22	12	10	83%
Separation costs	28	—	28	—
Interest expense	33	36	(3)	-8%
Interest income	(4)	(3)	(1)	33%

Total costs and expenses	2,636	2,734	(98)	- 4%

(Loss) income before taxes	(51)	221	(272)	NM
(Benefit) provision for taxes	(22)	83	(105)	NM

Net (loss) income	(29)	138	(167)	NM

Revenues

The USPS total revenue for the year ended October 31, 2015 decreased by $370 million or 13% as compared to the same period in the prior year. The $370 million decrease in revenues for the year ended October 31, 2015 was mainly impacted by a major contract deferral of $360 million.

Costs of services

Costs of services for the fiscal year ended October 31, 2015 decreased by $43 million or 2% as compared to the same period in the prior year on a percentage of revenues basis, costs of services increased by 9%, mainly driven by scope and price compression on major contract renewals.

Selling, general and administrative

Selling, general and administrative expenses for the fiscal year ended October 31, 2015 decreased by $76 million or 24% as compared to the same period in the prior year. The decrease was impacted by a litigation charge of $50 million included in SG&A for the fiscal year ended October 31, 2014. The litigation was settled during the fiscal year ended October 31, 2015, which resulted in a release of $6 million of litigation liability.

Depreciation and amortization

Depreciation and amortization for the fiscal year ended October 31, 2015 decreased by $13 million or 6% as compared to the same period in the prior year. The decrease is due to a reduction in property and equipment balances associated with disposals and capital lease contract terminations.

Restructuring costs

Restructuring costs for the fiscal year ended October 31, 2015 increased by $10 million or 83% as compared to 2014. The increase in restructuring costs is due to the recognition of employee severance and infrastructure charges incurred associated with the fiscal 2012 restructuring plan.

Separation Costs

Separation costs of $28 million recorded for the fiscal year ended October 31, 2015 are associated with the separation of HPE from HP Inc. These costs were not incurred in 2014.

Interest expense

Interest expense for the fiscal year ended October 31, 2015 decreased by $3 million or 8% as compared to the same period in the prior year. The decrease is due to lower capital lease liability balances.

Interest income

Interest income remained consistent year over year, representing an increase of $1 million from fiscal year ended October 31, 2015 to 2014. Interest income recognized is related to lease rental income earned during the year.

Income (loss) before taxes

Loss before taxes for the year ended October 31, 2015 increased by $272 million to a $51 million loss as compared to the same period in the prior year. The loss was driven by the decrease in revenues of $370 million, while the decrease in costs and expenses was only $98 million, largely due to the increased costs of services as a percentage of revenues in the fiscal year ended October 31, 2015 as compared to 2014.

Income taxes

Income taxes for the year ended October 31, 2015 decreased by $105 million to a benefit of $22 million as compared to a $83 million tax expense in the same period in the prior year. The decrease is driven by the reduction in revenues with no corresponding reduction in costs, which resulted in losses before income taxes.

Non-GAAP Financial Measures

USPS presents non-GAAP financial measures of performance which are derived from the unaudited condensed combined statements of operations for the six-month period ended September 30, 2017, the audited combined statements of operations for the five-month period ended March 31, 2017 and the combined statements of operations for the twelve-month period ended October 31, 2016. These non-GAAP financial measures include earnings before interest, taxes and depreciation and amortization (“EBITDA”) and Adjusted EBITDA.

USPS presents these non-GAAP financial measures to provide investors with meaningful supplemental financial information, in addition to the financial information presented on a GAAP basis. These non-GAAP financial measures exclude certain items from GAAP results which USPS management believes are not indicative of core operating performance. USPS management believes these non-GAAP measures provide investors supplemental information about the financial performance of USPS exclusive of the impacts of corporate wide strategic decisions.

USPS management believes that adjusting for these items provides investors with additional measures to evaluate the financial performance of USPS’s core business operations on a comparable basis from period to period. USPS management believes the non-GAAP measures provided are also considered important measures by financial analysts.

There are limitations to the use of the non-GAAP financial measures USPS presents. One of the limitations is that they do not reflect complete financial results. USPS compensates for this limitation by providing a reconciliation between USPS’s non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP. Additionally, other companies, including companies in USPS’s industry, may calculate non-GAAP financial measures differently than USPS does, limiting the usefulness of those measures for comparative purposes between companies.

Non-GAAP financial measures and the respective most directly comparable financial measures calculated and presented in accordance with GAAP include:

Reconciliation of Non-GAAP Financial Measures

USPS’s non-GAAP adjustments to its performance measures include:

•	Restructuring costs—reflects restructuring costs, net of reversals, related to workforce optimization and infrastructure charges.

•	Transaction, separation and integration-related costs—reflects costs related to integration planning, financing, and advisory fees associated with the separation of HP into two separate companies in 2015 and merger of the newly separated HP enterprise services business with CSC in 2017, forming DXC.

Share-based compensation—represents the share-based compensation attributable to USPS based on the awards and terms previously granted under the incentive compensation plan to USPS’s employees and an allocation of Parent’s corporate and shared functional employee expenses.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is as follows:

	Successor	Predecessor
	Six Months Ended	Six Months Ended	Fiscal Years Ended
(in millions)	September 30, 2017	July 31, 2016	October 31, 2016	October 31, 2015	October 31, 2014
Net income (loss)	$72	$33	$80	$(29)	$138
Income tax expense (benefit)	46	20	49	(22)	83
Interest expense	7	18	36	33	36
Interest income	—	(3)	(5)	(4)	(3)
Depreciation and amortization	70	117	225	214	227

EBITDA	195	185	385	192	481
Restructuring	7	15	20	22	12
Transaction, separation, and integration-related costs	20	12	34	28	—
Share-based compensation	—	9	20	23	17

Adjusted EBITDA (1)	$222	$221	$459	$265	$510

(1)	Includes corporate allocations as set forth below:

	Successor	Predecessor
	Six Months Ended	Six Months Ended	Fiscal Years Ended
(in millions)	September 30, 2017	July 31, 2016	October 31, 2016	October 31, 2015	October 31, 2014
Corporate dedicated and corporate shared expenses (excluding share-based compensation)	$70	$61	$120	$134	$140
Corporate global functions	$11	$7	$12	$12	$15

Liquidity and Capital Resources

Current Liquidity

Our total liquidity is comprised of operating cash and cash equivalents. USPS has generated and expects to continue to generate positive operating cash flow to fund USPS’s requirements for working capital, capital expenditures, commitments and other discretionary investments. The USPS exposure to operational liquidity risk is primarily from long-term contracts which require significant investment of cash flows from operating activities during the initial phases of the contracts. The recovery of these investments is over the life of the contract and is dependent upon USPS’s performance as well as customer acceptance. USPS reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment on the Combined Balance Sheets. Accordingly, the USPS Combined Balance Sheets do not reflect a cash balance.

Future Liquidity

Following the Spin-Off, the USPS primary cash needs will continue to be for working capital, capital expenditures, commitments and other discretionary investments; however, USPS’s capital structure and sources of liquidity will change from its historical capital structure because USPS will no longer participate in DXC’s centralized cash management program. The USPS ability to fund its operating needs will depend, in part, on its future ability to continue to generate positive cash flow from operations or, if necessary, raise cash in the capital markets. In light of the Spin-Off and the Mergers, it is USPS’s belief, based upon USPS’s history of generating strong cash flows, that USPS will be able to meet its short-term liquidity needs, and meet known or reasonably likely future cash requirements, through the combination of cash flows from operating activities, available cash balances and available borrowings under USPS’s expected credit facilities, as discussed below. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that USPS will be able to obtain additional debt or equity financing on acceptable terms in the future. Under the terms of the Separation Agreements, on or about the closing date of the Spin-off, USPS expects to obtain financing of approximately $2.2 billion under new senior secured term loan credit facilities, the “New Term Facility”, net of $29 million of estimated debt issuance costs, as well as a senior secured revolving credit facility, the “New Revolving Credit Facility” in an aggregate principal amount of $600 million, with $249 million assumed to be drawn, net of $8 million of estimated issuance costs, together, the “Financing”. Additionally, on or about the closing date of the Mergers, USPS expects to repay outstanding indebtedness of Vencore with combined balances of approximately $976 million as of September 30, 2017, funded from a portion of the proceeds of the New Term Facility and New Revolving Credit Facility. The Financing is expected to bear interest at an average rate of approximately 3.8% with maturity dates between three and five years, respectively. The actual capital raised, including both the aggregate size and the individual tranche size and the interest rates, may change based on future market conditions.

Cash and Cash Equivalents and Cash Flows

USPS reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment on the Combined Balance Sheets. The following table summarizes the USPS cash flow activity:

	Successor	Predecessor
	Six Months Ended	Six Months Ended	Fiscal Years Ended
(in millions)	September 30, 2017	July 31, 2016	October 31, 2016	October 31, 2015	October 31, 2014
Net cash provided by operating activities	$274	$230	$495	$100	$487
Net cash used in investing activities	(11)	(11)	(21)	(18)	(30)
Net cash used in financing activities	(263)	(219)	(474)	(82)	(457)

Net increase (decrease) in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents—beginning of the year	—	—	—	—	—

Cash and cash equivalents—end of the year	—	—	—	—	—

Operating Cash Flow

Net cash provided by operating activities for the six months ended September 30, 2017 was $274 million as compared to $230 million during the six months ended July 31, 2016. The increase of $44 million was driven by an increase in net income of $39 and net cash increases from movements in working capital of $68 million, offset by adjustments to net income of $63 million.

Net cash provided by operating activities for the year ended October 31, 2016 was $495 million as compared to $100 million for the year ended October 31, 2015. The increase of $395 million was driven by an increase in net income of $109 million and adjustments to net income of $19 million, as well as net cash increases from movements in working capital of $267 million.

Net cash provided by operating activities for the year ended October 31, 2015 was $100 million as compared to $487 million for the year ended October 31, 2014. The decrease of $387 million was represented by a decrease of $167 million in net income and net cash decreases from movements in working capital of $259, which were offset by adjustments to net income of $39.

Investing cash flow

Net cash used in investing activities for the six months ended September 30, 2017 was $11 million, which was consistent with the six months ended July 31, 2016.

Net cash used in investing activities for the year ended October 31, 2016 was $21 million as compared to $18 million during the year ended October 31, 2015. This increase of $3 million in cash used in investing activities was primarily driven by higher purchases of property and equipment.

Net cash used in investing activities for the year ended October 31, 2015 was $18 million as compared to $30 million during the year ended October 31, 2014. This decrease of $12 million in cash used in investing activities was mainly due to lower payments for outsourcing contracts of $14 million.

Financing cash flow

Net cash used in financing activities for the six months ended September 30, 2017 was $263 million as compared to $219 million in the six months ended July 31, 2016. The increase was primarily due to higher cash transfers to Parent, which are mainly associated with higher cash provided by operating activities.

Net cash used in financing activities for the year ended October 31, 2016 was $474 million as compared to $82 million during the year ended October 31, 2015. The increase was primarily due to higher cash transfers to Parent, which are mainly associated with higher cash provided by operating activities.

Net cash used in financing activities for the year ended October 31, 2015 was $82 million as compared to $457 million during the year ended October 31, 2014. The decrease was primarily due to lower cash transfers to Parent, which are mainly associated with lower cash provided by operating activities.

Off-Balance Sheet Arrangements

USPS is a party to a receivables sales arrangement with off-balance sheet risk. See Note 3—“Sale of Receivables” for information about the USPS receivables sales arrangement.

Contractual Obligations

The following table summarizes the USPS contractual obligations as of March 31, 2017:

(in millions)	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Capitalized lease liabilities	85	197	12	—	294
Operating leases	27	73	19	15	134

Totals	112	270	31	15	428

Critical Accounting Policies and Estimates

The preparation of combined financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from the USPS estimates under different assumptions, judgments or conditions. USPS considers the following policies to be critical because of their complexity and the high degree of judgment involved in implementing them: revenue recognition, taxes on earnings, defined benefit plans, valuation of assets and assumptions and estimates used to analyze contingencies and litigation.

Revenue Recognition

General

USPS recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable, and collectability is reasonably assured. USPS limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified refund or return rights.

In instances when revenue is derived from sales of third-party vendor products or services, USPS records revenue on a gross basis when USPS is a principal to the transaction and on a net basis when USPS is acting as an agent between the customer and the vendor. USPS considers several factors to determine whether it is acting as a principal or an agent, most notably whether USPS is the primary obligor to the customer, has established its own pricing and has inventory and credit risks.

Multiple element arrangements

When a sales arrangement contains multiple elements or deliverables, such as hardware and software products, and/or services, USPS allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”) of selling price, if available, third-party evidence (“TPE”) if VSOE of selling price is not available, or estimated selling price (“ESP”) if neither VSOE of selling price nor TPE is available. USPS establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. USPS establishes TPE of selling price by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. USPS establishes ESP based on management judgment considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life-cycle. Consideration is also given to market conditions such as competitor pricing strategies and technology industry life cycles. In most arrangements with multiple elements, USPS allocates the transaction price to the individual units of accounting at inception of the arrangement based on their relative selling price. USPS evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting.

A deliverable constitutes a separate unit of accounting when it has standalone value to the customer. For elements with no standalone value, USPS recognizes revenue consistent with the pattern of the undelivered elements. If the arrangement includes a customer-negotiated refund or return right or other contingency relative to the delivered items, and the delivery and performance of the undelivered items is considered probable and substantially within USPS’s control, the delivered element constitutes a separate unit of accounting. In arrangements with combined units of accounting, changes in the allocation of the transaction price among elements may impact the timing of revenue recognition for the contract but will not change the total revenue recognized for the contract.

Services revenue

USPS recognizes revenue from certain fixed-price contracts, such as consulting arrangements, as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. USPS recognizes revenue on fixed-price contracts for design and build projects (to design, develop and construct software infrastructure and systems) using the percentage-of-completion method. USPS uses the cost-to-cost method to measure progress toward completion as determined by the percentage of cost incurred to date compared to the total estimated costs of the project. Estimates of total project costs for fixed-price contracts are regularly revised during the life of a contract. Provisions for estimated losses on fixed-priced contracts are recognized in the period when such losses become known. If reasonable and reliable cost estimates for a project cannot be made, USPS uses the completed contract method and recognizes revenue and costs upon service completion. For time and material contracts, USPS recognizes revenue as services are rendered and recognizes costs as they are incurred.

USPS generally recognizes outsourcing services revenue in the period when the service is provided and the amount earned is not contingent on the occurrence of any future event. USPS recognizes revenue using an objective measure of output for unit-priced contracts. Revenue for fixed-price outsourcing contracts with periodic billings is recognized on a straight-line basis if the service is provided evenly during the contract term. Provisions for estimated losses on outsourcing arrangements are recognized in the period when such losses become probable and estimable.

Product Revenue

For hardware and software products, USPS recognizes revenue generated from direct sales to end customers when the relevant revenue recognition criteria are satisfied. Product revenue was not material in any of the periods presented.

Taxes on Earnings

On December 22, 2017, the President of the United States signed into law comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes significant changes to the Internal Revenue Code of 1986 with varying effective dates. The Act reduces the maximum corporate income tax rate to 21% effective as of January 1, 2018, requires companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries, broadens the tax base, generally eliminates U.S. federal income taxes on dividends from foreign subsidiaries, creates a new limitation on the deductibility of interest expense, limits the deductibility of certain executive compensation, and allows for immediate capital expensing of certain qualified property. It also requires companies to pay minimum taxes on foreign earnings and subjects certain payments from U.S. corporations to foreign related parties to additional taxes. USPS is currently evaluating the potential impacts of The Act. The Act also includes provisions that may partially offset the benefit of such rate reduction, including the repeal of the deduction for domestic production activities. As a result of the Act, USPS expects there will be one-time adjustments for the re-measurement of deferred tax assets (liabilities) in the period of enactment.

Also, the SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Act.

Quantifying the impacts of The Act is not practicable at this time due, among other things, to the inherent complexities involved. Accordingly, USPS expects to continue to analyze such impacts and record any such amounts in future periods.

USPS’s operations have historically been included in the tax returns filed by the respective Parent entities of which USPS’s businesses are a part. Income tax expense and other income tax related information contained in these Combined Financial Statements are presented on a separate return basis as if USPS filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if USPS were a separate taxpayer and a standalone enterprise for the periods presented. Current income tax liabilities are assumed to be settled with Parent on the last day of the reporting period and are relieved through the Parent company investment account and the Net transfers from Parent in the Combined Statements of Cash Flows.

USPS recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. USPS records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

USPS records accruals for uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. USPS makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

Valuation of Assets

USPS reviews long-lived assets and intangible assets for impairment in accordance with its accounting policy disclosed in Note 1—“Overview and Summary of Significant Accounting Policies” to the Combined Financial Statements. Assessing the fair value of assets involves significant estimates and assumptions including estimation of future cash flows, the timing of such cash flows, and discount rates reflecting the risk inherent in projecting future cash flows. The valuation of long-lived and intangible assets involves management estimates about future values and remaining useful lives of assets, particularly purchased intangible assets. These estimates are subjective and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the USPS business strategy and forecasts.

Assumptions and Estimates Used to Analyze Contingencies and Litigation

USPS is subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising in the normal course of business. The Combined Financial Statements reflect the treatment of claims and contingencies based on management’s view of the expected outcome. USPS consults with outside legal counsel on issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, USPS accrues a liability in accordance with Accounting Standards Codification (“ASC”) Topic 450 “Contingencies.” Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on the USPS results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF VENCORE

The following discussion and analysis is intended to help prospective investors understand Vencore’s business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with Vencore’s combined financial statements and related notes thereto included elsewhere in this Information Statement.

The statements in this discussion regarding industry outlook, expectations regarding Vencore’s future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements.

Overview

Vencore is a leading provider of mission-critical, innovation-driven services and solutions to U.S. government customers. The foundation of its business is the application of SE&I, cybersecurity, applied research and big data analytics on an enterprise-wide scale to assist its U.S. government customers in solving their most complex information-related challenges. Vencore is a leader in the architecture and integration of highly-engineered, mission-critical information solutions across the U.S. government, and provide enterprise-level support to multiple governmental programs that manage, collect, analyze and disseminate critical mission data to national security agencies and their customers. Vencore maintains industry-leading expertise in providing comprehensive solutions throughout the life of multi-billion dollar systems that support the core missions of the Intelligence Community and other U.S. Government agency customers. Vencore’s services and solutions span the entire lifecycle of programs, encompassing system(s) definition, architecture, agile solutions development, test and integration, deployment and operations. Further, Vencore believes its leading data analytics capabilities for investigative case management and human resources are equipped to meet the growing demand and evolving complexity of the background investigative and identity authentication solutions sector.

Key Metrics

Vencore manages and assesses the performance of its business by evaluating a variety of metrics. Selected key metrics are discussed below.

Submittals, New Awards, Book-to-Bill, Award Fees and DSO

Vencore’s future growth is dependent upon its ability to successfully bid and win new contracts in its target markets. Submittals include the total value of bids submitted, including both new and re-compete contracts. Submittals also include values of bids for task orders submitted under ID/IQ contracts and bids submitted as a subcontractor. The total value of proposals Vencore submitted for the year ended December 31, 2016 and for the nine months ended September 29, 2017 was $2.9 billion and $2.7 billion, respectively, $2.7 billion and $2.2 billion of which was for new business opportunities. The total value of proposals Vencore submitted for the years ended December 31, 2014 and 2015 was $0.9 billion and $2.1 billion, respectively.

New awards generally represent the amount of revenue expected to be earned in the future from funded and unfunded contract awards received during the period, taking into account the value of option years. Contract awards include both new and re-compete contracts. Given that new contracts generate growth, Vencore closely tracks the new awards component of contract awards each year. The total value of new awards Vencore received for the years ended December 31, 2014, 2015 and 2016, and for the nine months ended September 29, 2017 was $116 million, $254 million, $228 million and $395 million, respectively.

Another key measure of Vencore’s business growth is the ratio of total contract awards to revenue recorded in the same period, or book-to-bill ratio. To drive future revenue growth, Vencore’s goal is for the level of contract awards in a given period to exceed the revenue booked, thus yielding a book-to-bill ratio greater than 1.0. Vencore’s book-to-bill ratio was 0.4, 0.6, 1.4 and 1.2 for the years ended December 31, 2014, 2015 and 2016, and the nine months ended September 29, 2017, respectively.

The increase in submittals and new awards from the year ended December 31, 2014 to the year ended December 31, 2015 was due in part to Vencore’s acquisition of QNA SSG on May 23, 2014. As a result of the acquisition, new markets, customers and capabilities opened for Vencore, resulting in an increase in the volume of submittals. Additionally Vencore established a more robust business development organization to increase its submittals volume. Given Vencore’s growth strategy, it expects to increase the volume of submittals in the future.

The change in new awards from the year ended December 31, 2015 to the year ended December 31, 2016 was primarily due to ordinary course fluctuations in Vencore’s business. The volume of contract awards can fluctuate in any given period due to the timing and size of the awards issued by Vencore’s customers.

Award Fees

Work performed under cost-plus award fee arrangements, a subset of Vencore’s cost-reimbursable contracts with performance-based award fees, represented 52%, 51%, 51% and 51% of its revenue for the years ended December 31, 2014, 2015 and 2016, and for the nine months ended September 29, 2017, respectively. Vencore’s award fees are significantly impacted by the performance and quality of its work performed. Additionally, Vencore’s strong program execution resulted in favorable award fee scores, which can lead to contract expansion and successful awards on its re-compete contracts. For the year ended December 31, 2016, Vencore’s average award fee score was 94% as compared to 93% and 94% for the years ended December 31, 2015 and 2014, respectively. For the nine months ended September 29, 2017, Vencore’s average award fee score was 94%. Award fee scores are measured by the total award fee earned from the total award fee available.

Days Sales Outstanding

Days sales outstanding (“DSO”) is a measure of how effectively Vencore manages the billing and collection of accounts receivable, its most significant working capital component. Vencore calculates DSO by dividing accounts receivable at the end of each quarter, net of billings in excess of revenue, by revenue per day for the period. For the years ended December 31, 2014, 2015 and 2016, and for the nine months ended September 29, 2017, DSO was 56 days, 43 days, 45 days and 48 days, respectively.

Financial and Other Highlights

Set forth below are key financial highlights for Vencore for the nine months ended September 29, 2017 as compared to the nine months ended September 30, 2016:

•	Revenue decreased by $40 million for the nine months ended September 29, 2017 as compared to the nine months ended September 30, 2016, principally as a result of lower volume on Vencore’s recently re-competed programs.

•	Net income decreased by $11 million to $6 million for the nine months ended September 29, 2017 as compared to $17 million for the nine months ended September 30, 2016, principally due to lower profit margins experienced on recompete programs offset by higher gains on Vencore’s pension plan and lower debt refinancing costs.

Set forth below are key financial highlights for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

•	Revenue increased by $6 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This was driven by $41 million of growth on existing contracts and $38 million for new contract wins. These increases were partially offset by a decline in revenue of approximately $35 million from one re-compete project, which was awarded at a reduced scope. There was also an additional decline of approximately $39 million in revenue as a result of programs ending and declines in revenue from non-core programs, which Vencore defines as contracts from Vencore’s acquisition of QNA SSG that it expected to end and decided not to re-compete at the time of the acquisition. The decline in revenue from non-core programs represented $7 million and Vencore does not believe the termination of these non-core programs will have a significant impact to its future results of operations and financial position.

•	Net income decreased by $3 million to $20 million for the year ended December 31, 2016 as compared to $23 million for the year ended December 31, 2015 principally as a result of one-time expenses incurred to refinance Vencore’s debt, higher deferred contract cost, and interest expense, offset by higher operating income, higher gain on pension plan and no gain on contingent consideration in 2016 compared to 2015.

Set forth below are key financial highlights for the year ended December, 31, 2015 as compared to the year ended December 31, 2014:

•	Revenue increased by $250 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This was primarily attributable to the timing of the QNA SSG acquisition as results for the year ended December 31, 2014 incorporated only seven months of QNA SSG operating results, whereas results for the year ended December 31, 2015 incorporated a full year of QNA SSG operations. The impact of the QNA SSG acquisition to the year ended December 31, 2015 was an incremental increase in revenue of approximately $105 million. Additionally, Vencore experienced growth in revenue by approximately $85 million related to an increased market share of casework on background investigation services. The remaining increase was from growth on existing programs.

•	Net income increased by $137 million to $23 million for the year ended December 31, 2015 as compared to a net loss of $114 million for the year ended December 31, 2014. The increase was attributable to both the additional profit associated with the additional five months of revenues from the QNA SSG acquisition as well as significant acquisition related charges recorded in the year ended December 31, 2014 including a $22 million charge to establish a lease abandonment liability, a $13 million contingent settlement loss and a trade name impairment charge of $56 million associated with rebranding.

Acquisition of QNA SSG

On May 23, 2014, Vencore acquired QNA SSG through the purchase of all of the issued and outstanding stock of QinetiQ North America, Inc. QNA SSG was a leading provider of differentiated, high engineering content technical services and solutions to the U.S. Government. QNA SSG’s core offerings included: aerospace, engineering, software solutions and enterprise IT, systems integration and engineering, training, modeling and simulation, logistics and life-cycle management. Pursuant to the terms of the merger agreement, the base consideration was $165 million before a $11 million working capital adjustment. As part of the total consideration, Vencore agreed to pay contingent consideration of up to $50 million in cash depending on QNA SSG’s financial performance between April 1, 2014 and September 29, 2015. Upon the effective date of the acquisition, management determined the fair value of the contingent consideration to be $5 million. The acquisition was funded by net borrowings under certain Vencore loans. The financial results of the acquired QNA SSG business have been included in Vencore’s combined results of operations from the May 23, 2014 acquisition date. See “Note 3—Business Combination” in the notes to its combined financial statements included elsewhere in this Information Statement for further details.

Restructuring Activities

During the year ended December 31, 2014, Vencore began implementing various restructuring plans upon completing acquisitions to further achieve cost efficiencies. Vencore consolidated operations in various facilities which resulted in the consolidation of leased facilities, the sale of an owned property and the reduction of full-time employees. These actions resulted in restructuring expenses, some of which were determined to be recoverable over a period based upon U.S. Government Cost Accounting Standards. Accordingly, Vencore recorded an asset for these expenses of approximately $8 million, $11 million and $1 million for the years ended December 31, 2014, 2015 and 2016, respectively. The asset is amortized on a straight-line basis over three to five years. Vencore believes that the variability of future results of operations caused by the restructuring activities will be minimal due to straight-line expense recognition of capitalized costs. These restructuring activities will result in a source of capital resources as cash receipts will be received in future periods through periodic billings. See “Note 5—Deferred Costs” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement for further details.

Formation of HVH

On February 17, 2017, Vencore entered into a joint venture agreement with Havas Health, Inc. (“Havas”), a global communications company operating in over 50 countries focused on health and wellness communication and cross stakeholder strategy. The companies have joined together to form HVH Precision Analytics LLC (“HVH”). The joint venture will leverage sophisticated analytics and predictive modeling with deep therapeutic area expertise to provide unique data and insights into the niche rare disease market.

Upon formation, Vencore and Havas each contributed nonfinancial assets as well as cash in return for their interest in HVH, with Vencore contributing $1 million in cash and $3 million in assets, including: (i) IP, (ii) inventions, (iii) trademarks and trade secrets, (iv) IT assets and (v) customer relationships and agreements. In exchange for these contributions, Vencore received 1,000,000 of HVH’s Class A Units, or 50% of HVH’s equity interest.

In accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 810, Consolidation (“ASC Topic 810”), Vencore identified HVH as a variable interest entity (“VIE”) because HVH, upon formation, has insufficient equity investment at risk and its equity investment holders at risk lack the ability, through voting or similar rights, to direct the activities that most significantly impact HVH’s economic performance. Additionally, Vencore evaluated its variable interests in HVH and concluded that it is not the primary beneficiary and therefore should not consolidate HVH as it does not hold the power to direct the activities that most significantly impact HVH’s economic performance nor does it have the obligation to absorb the majority of the losses or the right to receive the majority of the benefits of the VIE. Vencore has not identified any subsequent changes to HVH’s governing documents or contractual arrangements that would change the characteristics or adequacy of the entity’s equity investment at risk in accordance with ASC Topic 810.

Vencore recorded a gain of $3 million with respect to its investment in HVH in the nine months ended September 29, 2017, representing the fair value of contributed assets. Vencore subsequently accounts for its share of earnings or losses using the equity method of accounting in accordance with ASC Topic 323, Investments—Equity method and joint ventures. The investment balance for HVH is included in “Other long-term assets” on Vencore’s combined balance sheet. Vencore’s investment related to this VIE totaled $2 million as of September 29, 2017, representing Vencore’s maximum exposure to loss. Under the equity method, Vencore recognizes its share of earnings or losses of HVH in the periods for which they are reported by HVH in its financial statements.

Factors and Trends Affecting Vencore’s Results of Operations

Vencore believes that the financial performance of its business and its future success are dependent upon many factors, including those highlighted in this section. Vencore’s operating performance will depend upon many variables, including the success of its growth strategies and the timing and size of investments and expenditures that Vencore chooses to undertake, as well as market growth and other factors that are not within Vencore’s control.

Federal Budget Uncertainty

There is uncertainty around the timing, extent, nature and effect of Congressional and other U.S. Government actions to address budgetary constraints, caps on the discretionary budget for defense and non-defense departments and agencies, as established by the Bipartisan Budget Control Act 2011 and subsequently adjusted by the American Tax Payer Relief Act of 2012, the Bipartisan Budget Act of 2013 and the Bipartisan Budget Act of 2015, and the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. Government departments and agencies that are, and those that are not, subject to the caps. Additionally, further delays in the completion of future U.S. government budgets could in the future delay procurement of the services Vencore provides. While recent budget actions reflect a more measured and strategic approach to addressing the U.S. government’s fiscal challenges, there remains uncertainty as to how exactly budget cuts, including sequestration, could impact Vencore, and therefore Vencore is unable to predict the extent of the impact of such cuts on its business and results of operations. A reduction in the amount of, or reductions, delays, or cancellations of funding for, services that Vencore is contracted to provide to the U.S. Government as a result of any of these related initiatives, legislation or otherwise could have a material adverse effect on Vencore’s business and results of operations.

U.S. Government Spending

Cost-cutting and efficiency initiatives, current and future budget restrictions, spending cuts and other efforts to reduce U.S. Government spending could cause clients to reduce or delay funding of orders for solutions or services or invest appropriated funds on a less consistent basis or not at all. There is a risk that clients will not issue task orders in sufficient volume to reach current contract ceilings or alter historical patterns of contract awards, including the typical increase in the award of task orders or completion of other contract actions by the U.S. Government in the period before the end of the U.S. fiscal year on September 30.

Regulations

Increased audit, review, investigation and general scrutiny by U.S. government agencies of government contractors’ performance under U.S. government contracts and compliance with the terms of those contracts and applicable laws could affect Vencore’s operating results. Negative publicity and increased scrutiny of government contractors in general, including Vencore, relating to U.S. government expenditures for contractor services and incidents involving the mishandling of sensitive or classified information as well as the increasingly complex requirements of the DoD and the Intelligence Community, including those related to cybersecurity, managing federal health care cost growth and focus on reforming existing government regulation of various sectors of the economy, such as financial regulation and healthcare, could impact Vencore’s ability to perform in the marketplace.

Competitive Markets

Vencore believes that it is well positioned to take advantage of the markets in which it operates because of Vencore’s expertise and specialization. Vencore’s ability to effectively manage project engagements, including logistics, client requirements, engineering resources and service levels, will affect its financial performance. Increased competition from other government contractors and market entrants seeking to take advantage of certain industry trends may result in the emergence of companies that are better able to compete against Vencore.

Seasonality

Vencore’s results may be affected by variances as a result of seasonality it experiences across its business. This pattern is typically driven by the U.S. fiscal year-end, September 30. While not certain, it is not uncommon for U.S. Government agencies to award extra tasks or complete other contract actions in the weeks before the end of the U.S. fiscal year in order to avoid the loss of unexpended fiscal year funds. In addition, Vencore has also historically experienced higher bid and proposal costs in the months leading up to the U.S. fiscal year-end as it pursues new contract opportunities expected to be awarded early in the following U.S. fiscal year as a result of funding appropriated for that U.S. fiscal year. Vencore may continue to experience this seasonality in future periods, and its results of operations may be affected by it. While not certain, changes in the U.S. Government’s funding and spending patterns have altered historical seasonality trends, supporting Vencore’s approach to managing the business on an annual basis.

Vencore’s People

Revenue from Vencore’s contracts is derived from services delivered by its people and to a lesser extent from its subcontractors. Vencore’s ability to hire, retain and deploy talent is critical to its ability to grow its revenue. As of December 31, 2014, 2015, 2016, and as of September 29, 2017, Vencore employed approximately 5,900, 5,300, 5,300 and 5,800 people, respectively. Vencore continues to focus on its firm-wide hiring program to recruit and attract additional high quality and experienced talent. Vencore believes this will allow us to grow its business through the deployment of increased staff against committed contracts.

Effects of Inflation

For the years ended December 31, 2014, 2015 and 2016 and for the nine months ended September 29, 2017, 64%, 64%, 66% and 66% of Vencore’s revenue was derived from cost-reimbursable contracts, respectively. Bids for longer-term fixed-price and time-and-materials contracts typically include sufficient provisions for labor and other cost escalations to cover anticipated cost increases over the period of performance. Consequently, revenue and costs have generally both increased commensurate with overall economic growth. As a result, operating income as a percentage of total revenue has not been significantly impacted by inflation.

Defined Benefit Plan and other Postretirement Benefits

Net actuarial gains and losses occur when the actual experience differs from any of the various assumptions used to value Vencore’s benefit plans or when assumptions change. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value benefit obligations as of the measurement date each year and the difference between expected and actual returns on plan assets. This mark-to-market accounting method results in the potential for volatile and difficult to forecast adjustments.

Components of Results of Operations

Revenue

Substantially all of Vencore’s revenue is derived from services provided under contracts with the U.S. government and its agencies by Vencore’s employees and subcontractors. Funding for Vencore’s contracts is generally linked to trends in budgets and spending across various U.S. Government agencies and departments. Vencore provides services under a large portfolio of contracts and contract vehicles to a broad client base, and it believes that its diversified contract and client base mitigates the risk of volatility in its business. Vencore’s service revenue includes SE&I, cybersecurity, applied research, big data analytics services and background investigation services.

Vencore generates revenue under the following three basic types of contracts: cost-reimbursable, time-and-materials and fixed-price.

Revenue on cost-reimbursable contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. Vencore considers fixed fees under cost-reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-reimbursable contracts that include performance-based fee incentives, which are principally award fee arrangements, Vencore recognizes income when such fees are probable and estimable, and the fees are recognized throughout the term of the contract in proportion to the allowable costs incurred. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or customers, and management’s evaluation of Vencore’s performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the DCAA and, accordingly, are subject to possible cost disallowances.

Revenue on fixed-price contracts is primarily recognized using the percentage-of-completion method based on actual costs incurred relative to total estimated costs for the contracts, which are recorded using the cost-to-cost method. These estimated costs are updated during the term of the contract and may result in revision by Vencore of recognized revenue and estimated costs in the period in which the changes in the estimated costs are identified. Any changes from prior estimates are recognized as an inception-to-date adjustment in the period in which the facts necessitating the revision have become known. Profits on fixed-price contracts result from the difference between incurred costs used to calculate the percentage of completion and revenue earned.

Revenue on fixed unit price contracts, where specified units of output under service arrangements are delivered, is recognized when realized or realizable and earned, as units are delivered based on the specified price per unit. Delivery is represented by the final submission of the completed case (a “case” being defined as the total amount of work required to complete the background investigation as requested by the customer) in accordance with the contract. Vencore considers the case to be the unit of account.

Revenue earned under time-and-materials contracts is recognized as hours are worked based on contractually billable rates to the client. Costs on time-and-materials contracts are expensed as incurred.

The table below presents the percentage of total revenue for each type of contract.

	Year Ended December 31,			Nine Months Ended September 29 (Unaudited)
	2014	2015	2016	2017
Cost-reimbursable	64%	64%	66%	66%
Time-and-materials	10%	10%	8%	8%
Fixed-price	26%	26%	26%	26%

The amount of risk and potential reward varies under each type of contract. Under cost-reimbursable contracts, there is limited financial risk, because Vencore is reimbursed for all allowable costs up to a ceiling. However, profit margins on this type of contract tend to be lower than on time-and-materials and fixed-price contracts. Under time-and-materials contracts, Vencore is reimbursed for the hours worked using the predetermined hourly rates for each labor category. In addition, Vencore is typically reimbursed for other direct contract costs and expenses at cost. Vencore assumes financial risk on time-and-materials contracts because its labor costs may exceed the negotiated billing rates. Profit margins on well-managed time-and-materials contracts tend to be higher than profit margins on cost-reimbursable contracts as long as Vencore is able to staff those contracts with people who have an appropriate skill set. Under fixed-price contracts, Vencore is required to deliver the objectives under the contract for a pre-determined price. Compared to time-and-materials and cost-reimbursable contracts, fixed-price contracts generally offer higher profit margin opportunities because Vencore receives the full benefit of any cost savings, but they also generally involve greater financial risk because Vencore bears the risk of any cost overruns. In the aggregate, the contract type mix in its revenue for any given period will affect that period’s profitability. Over time, Vencore has experienced a relatively stable contract mix.

Operating expenses

Operating expenses primarily include costs of revenue, general and administrative costs and depreciation and amortization. Costs associated with compensation and related expenses for Vencore’s people are the most significant component of its operating expenses. The principal factors that affect Vencore’s costs are the hiring of additional employees in connection with growing its business and as it is awarded new contracts and additional work under its existing contracts as well as costs associated with business development activities. Vencore expects operating expenses to increase due to its anticipated growth.

Costs of revenue consist of direct labor and associated fringe benefits, indirect overhead, subcontractor costs, travel expenses and other expenses incurred to perform on contracts.

General and administrative expenses include salaries and wages and fringe benefits of Vencore’s employees not performing work directly for customers as well as other costs related to these indirect functions.

(Loss) gain on Pension Plan

Net actuarial gains and losses occur when the actual experience differs from any of the various assumptions used to value Vencore’s benefit plans or when assumptions change. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value benefit obligations as of the measurement date each year and the difference between expected and actual returns on plan assets. This mark-to-market accounting method results in the potential for volatile and difficult to forecast adjustments.

Equity in Net Earnings of Affiliate

Investments in HVH are accounted for under the equity method of accounting whereby Vencore recognizes its proportionate share of HVH’s net income or loss in Vencore’s combined statement of operations and does not consolidate HVH’s assets and liabilities. Vencore has a non-controlling 50% ownership interest in HVH and has the ability to exercise significant influence over the joint venture.

Results of Operations

The following table sets forth items from Vencore’s combined statements of operations for the periods indicated. Vencore’s historical results are not necessarily indicative of results that may be expected for any future period. The information contained below should be read in conjunction with Vencore’s combined financial statements and the related notes thereto included elsewhere in this Information Statement.

Nine months ended September 29, 2017 compared to Nine Months Ended September 30, 2016

	Nine Months Ended (Unaudited)			Nine Months Ended September 29, 2017 compared to Nine Months Ended September 30, 2016
($ in millions)	Sept, 30, 2016	Sept. 29, 2017	$ Change	% Change
Revenue	$1,067	$1,027	$(40)	(4)%
Operating costs and expenses
Costs of revenue (excluding depreciation and amortization)	880	861	(19)	(2)%
General and administrative expenses	62	66	4	6%
Depreciation and amortization	27	23	(4)	(15)%
Deferred contract cost	5	4	(1)	(20)%
Gain on pension plan	(4)	(7)	(3)	75%

Total operating costs and expenses	970	947	(23)	(2)%

Income from operations	97	80	(17)	(18)%
Interest expense	59	61	2	3%
Debt extinguishment costs	7	4	(3)	(43)%
Other, net	(2)	—	2	100%
Investment gain	—	(3)	(3)	(100)%

Income before income taxes and equity in net earnings of affiliate	33	18	(15)	(45)%
Income tax expense	16	11	(5)	(31)%

Income before equity in net earnings of affiliate	17	7	(10)	(59)%

Equity in net earnings of affiliate	—	1	1	100%

Net income	$17	$6	$(11)	(65)%

Revenue

Revenue for the nine months ended September 29, 2017 decreased by approximately $40 million, or 4%, as compared to the nine months ended September 30, 2016. These decreases were primarily driven by lower volume on two recompete contracts. For the first recompete contract the program was split into multiple awards with reduced scope. This resulted in a reduction of revenue year-to-date of approximately $49 million. For the second recompete program, the customer reduced the scope of work resulting in a decrease in revenue of $13 million for the nine months ended September 29, 2017. Vencore also experienced a decline in revenue as a result of certain contracts ending, which was partially offset by expansion on existing programs, as well as an increase in revenue from new business, derived from its USCYBERCOM contract, a new contract with DARPA and a contract with a classified customer.

Costs of Revenue

Costs of revenue for the nine months ended September 29, 2017 decreased by $19 million, or 2%, as compared to the nine months ended September 30, 2016. This reduction was primarily associated with the reduction in revenue, offset by an increase in costs as a result of hiring initiatives within Vencore’s background investigation services. Costs of revenue as a percentage of revenue were 84% and 82% for the nine months ended September 29, 2017 and September 30, 2016, respectively. This increase was primarily due to the hiring initiatives mentioned above, with timing differences between these costs incurred and the revenue Vencore anticipates to generate from these hiring initiatives.

General and Administrative Expense

General and administrative expenses for the nine months ended September 29, 2017 increased by approximately $4 million, or 6%, as compared to the nine months ended September 30, 2016. The nine months ending September 29, 2017 included approximately $6 million of one-time costs associated with Vencore’s preparation for an initial public offering and merger activities. Excluding these one-time costs, the general and administrative expenses for the period decreased by $2 million due to lower share-based compensation of $3 million as a result of a reduction in the fair value and lower legal expense of $2 million offset by $3 million increase within Vencore’s background investigation services due to hiring and incentive based bonus achievement.

Depreciation and Amortization

Depreciation and amortization for the nine months ended September 29, 2017 decreased by approximately $4 million, or 15%, as compared to the nine months ended September 30, 2016. This decrease was primarily due the expiration of a purchased intangible contract related to Vencore’s background investigation services at the end of 2016.

Deferred Contract Costs

Deferred contact costs for the nine months ended September 29, 2017 decreased by approximately $1 million, or 20%, as compared to the nine months ended September 30, 2016. This decrease was primarily due to the internal restructuring costs that were incurred and deferred in 2013 and are now fully amortized.

Gain on Pension Plan

Vencore recorded non-cash gains of approximately $7 million and $4 million in respect of its pension plan for the nine months ended September 29, 2017 and September 30, 2016, respectively. Gain on pension plan for the nine months ended September 29, 2017 increased by approximately $3 million, or 75% as compared to the nine months ended September 30, 2016. In 2016, Vencore incurred settlement charges of approximately $4 million attributable to certain lump sum payouts which resulted in a lower gain. These non-cash gains on Vencore’s pension plan are based on an annual actuarial valuation.

Interest Expense

Interest expense for the nine months ended September 29, 2017 increased by approximately $2 million, or 3% as compared to the nine months ended September 30, 2016. This increase was primarily due to higher interest expense of $4 million and higher deferred financing fees and discount amortization of $1 million for the nine months ending September 29, 2017, offset by the debt refinancing costs of $3 million that were incurred in the prior year and lower interest expense related to Vencore’s swap of $1 million for the nine months ending September 29, 2017.

Debt Extinguishment Costs

Debt extinguishment costs for the nine months ended September 29, 2017 decreased by $3 million or 43% as compared to the nine months ended September 30, 2016. Vencore recorded one-time debt extinguishment costs of $7 million in June 2016 due to the refinancing of the Vencore debt. Vencore also recorded one-time debt extinguishment costs of $4 million in April 2017 due to the refinancing of the KGS Holding Corp. debt.

Investment gain

Vencore recorded an investment gain of approximately $3 million for the nine months ended September 29, 2017 from its investment in HVH. Vencore recorded a gain based on the value of the assets it contributed, which had been expensed in prior periods, in exchange for a 50% ownership in HVH.

Income Tax Expense

Income tax expense for the nine months ended September 29, 2017 decreased by $5 million, or 31%, as compared to the nine months ended September 30, 2016. Vencore’s effective tax rate (“ETR”) for the nine months ended September 29, 2017 was 61% as compared to 48% for the nine months ended September 30, 2016. The increase in ETR was attributable to the amount of tax expense associated with the amortization of indefinite-lived intangible assets in proportion to the amount of pretax book income. Vencore’s pretax book income for the nine months ended September 29, 2017 was significantly lower than the amount for the nine months ended September 30, 2016. Therefore, the amount of tax expense associated with the indefinite-lived intangibles was larger in proportion to the amount of pretax book income, resulting in a higher ETR.

Equity in Net Earnings of Affiliate

Equity in net earnings of affiliate in the amount of approximately $1.1 million represents Vencore’s share of the operating losses of HVH.

Year ended December 31, 2016, compared to year ended December 31, 2015

	Year Ended December 31,		Fiscal 2016 Compared to Fiscal 2015
($ in millions)	2015	2016	$ Change	% Change
Revenue	$1,399	$1,405	$6	0%
Operating costs and expenses
Costs of revenue (excluding depreciation and amortization)	1,162	1,159	(3)	0%
General and administrative expenses	89	84	(5)	(6)%
Depreciation and amortization	36	35	(1)	(3)%
Gain on contingent consideration	(8)	—	8	100%
Deferred contract cost	3	6	3	100%
Gain on pension plan	(1)	(6)	(5)	(500)%

Total operating costs and expenses	1,281	1,278	(3)	0%

Income from operations	118	127	9	8%
Interest expense	75	77	2	3%
Debt extinguishment costs	—	7	7	100%
Other, net	(1)	(2)	(1)	(100)%
Income before income taxes and equity in net earnings of affiliate	44	45	1	2%
Income tax expense	21	25	4	19%

Net income	$23	$20	(3)	(13)%

Revenue

Revenue for the year ended December 31, 2016 increased by approximately $6 million, or 0%, as compared to the year ended December 31, 2015. This was driven by $41 million of growth on existing contracts and $38 million for new contract wins. These increases were partially offset by a decline in revenue of approximately

$35 million from one re-compete project, which was awarded at a reduced scope. There was also an additional decline of approximately $39 million in revenue as a result of programs ending and declines in revenue from non-core programs, which Vencore defines as contracts from its acquisition of QNA SSG that Vencore expected to end and decided not to re-compete at the time of the acquisition. The decline in revenue from non-core programs represented $7 million and Vencore does not believe the termination of these non-core programs will have a significant impact to its future results of operations and financial position.

Costs of Revenue

Costs of revenue for the year ended December 31, 2016 decreased by $3 million, or 0%, as compared to the year ended December 31, 2015. Cost as a percentage of revenue was 82% for the year ended December 31, 2016, compared to 83% for the year ended December 31, 2015. Vencore experienced an increase in direct labor and an offsetting decrease in subcontractor labor, which contributed to higher profitability in 2016, but this was offset by lower margins from Vencore’s new wins and re-compete contracts. Vencore also experienced increased profitability on a firm-fixed contract, as a result of operational efficiencies within its background investigation services.

General and Administrative Expense

General and administrative expenses for the year ended December 31, 2016 decreased by approximately $5 million, or 6%, as compared to the year ended December 31, 2015. Vencore experienced cost efficiencies from restructuring efforts that were initiated subsequent to the QNA SSG acquisition in May 2014. During the year ended December 31, 2016, Vencore fully integrated the QNA SSG business into the existing business and streamlined corporate functions in order to achieve cost efficiencies and synergies. For the year ended December 31, 2016, Vencore reduced the average indirect employee headcount by 16% as compared to the year ended December 31, 2015.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2016 decreased by approximately $1 million, or 3%, as compared to the year ended December 31, 2015. This decrease was primarily a result of a decrease in Vencore’s purchased intangible assets.

Gain on Settlement of Contingent Consideration

At the date of acquisition, management determined the fair value of the QNA SSG contingent consideration to be approximately $5 million. As of December 31, 2014, the fair value of this contingent consideration was valued at $18 million, resulting in a $13 million expense. In the year ended December 31, 2015, Vencore settled and paid contingent consideration in the amount of $9.6 million, representing a gain of $8 million. The change in estimate was primarily due to the delay or cancelation of previously forecasted new business. This was a non-recurring transaction, and no further contingent consideration related to the QNA SSG acquisition is or will be payable.

Deferred Contract Costs

Beginning in the year ended December 31, 2014, Vencore implemented restructuring activities across Vencore to eliminate redundant employees, capabilities and certain leased and owned facilities. A portion of these restructuring costs were deferred based upon an agreement with the U.S. government in order to be allocated to contracts in future periods. These costs are therefore being amortized by Vencore over a period of three to five years. For the year ended December 31, 2016, the amount amortized was $6 million as compared to $3 million for the year ended December 31, 2015. The amount amortized increased for the year ended December 31, 2016 as more costs were capitalized in the year ended December 31, 2015, which were then amortized over a full 12 month period in the year ended December 31, 2016.

Gain on Pension Plan

Vencore recorded gains of approximately $6 million and $1 million in respect of its pension plan for the years ended December 31, 2016 and 2015, respectively. This represented the non-cash gains on Vencore’s pension plan based on the annual actuarial valuation.

Interest Expense and Debt Extinguishment Costs

Interest expense for the year ended December 31, 2016 increased by approximately $2 million, or 3%, as compared to the year ended December 31, 2015. Vencore refinanced certain of its loans on June 17, 2016 to include a term loan increase of $182 million and $129 million, respectively. A portion of the borrowings under certain of its loans were used to retire an aggregate principal amount of $175 million of Vencore’s senior subordinated notes. Vencore paid fees of $21 million to lenders and third parties in connection with its refinancing. Out of the $21 million, $5 million was expensed in the period, $1 million was added to the deferred financing fees balance and the remaining $16 million was added to the loan discount. The retirement of the senior subordinated notes resulted in one-time fees totaling $7 million which were recognized as debt extinguishment costs for the year ended December 31, 2016. There were no debt extinguishment or issuance costs for the year ended December 31, 2015.

Income Tax Expense

Income tax expense for the year ended December 31, 2016 increased by $4 million, or 19%, as compared to the year ended December 31, 2015. This increase was primarily due to deferred taxes. Vencore’s ETR was 56% and 48% for the years ended December 31, 2016 and 2015, respectively. A reconciliation of the differences between the U.S. federal statutory rate and Vencore’s ETR, as well as other information about its income tax provision, is provided in “Note 16—Income Taxes” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement.

Year ended December 31, 2015, compared to year ended December 31, 2014

	Year Ended December 31,		Fiscal 2015 Compared to Fiscal 2014
($ in millions)	2014	2015	$ Change	% Change
Revenue	$1,149	$1,399	$250	22%
Operating costs and expenses
Costs of revenue (excluding depreciation and amortization)	978	1,162	184	19%
General and administrative expenses	82	89	7	9%
Depreciation and amortization	37	36	(1)	(3)%
Loss (gain) on contingent consideration	13	(8)	(21)	(162)%
Lease abandonment expense	22	—	(22)	(100)%
Deferred contract cost	2	3	1	50%
Impairment of trade name	56	—	(56)	(100)%
Gain on pension plan	(3)	(1)	2	67%

Total operating costs and expenses	1,187	1,281	94	8%

(Loss) income from operations	(38)	118	156	411%
Interest expense	68	75	7	10%
Debt extinguishment costs	8	—	(8)	(100)%
Other, net	—	(1)	(1)	(100)%
(Loss) income before income taxes and equity in net earnings of affiliate	(114)	44	158	139%
Income tax expense	—	21	21	100%

Net (loss) income	(114)	23	137	120%

Revenue

Revenue increased by $250 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This was primarily attributable to the timing of the QNA SSG acquisition. The impact of the QNA SSG acquisition to the year ended December 31, 2015 was an incremental increase in revenue of approximately $105 million. Additionally, Vencore experienced growth in revenue by approximately $85 million due to increased investigative resources and share of casework. The remaining increase was from growth on existing programs.

Costs of Revenue

Costs of revenue for the year ended December 31, 2015 increased by approximately $184 million, or 19%, as compared to the year ended December 31, 2014, consistent with the increase in revenue. Due to the timing of the QNA SSG acquisition, the results for the year ended December 31, 2015 included a full year of costs of revenue from QNA SSG whereas the results for the year ended December 31, 2014 only included seven months of costs of revenue from QNA SSG. Vencore’s costs as a percentage of revenue decreased to 83% for the year ended December 31, 2015 compared to 85% for the year ended December 31, 2014. This decrease was primarily a result of a change in cost mix, specifically an increase in labor and a decrease in direct materials, as well as an increase in Vencore’s fixed price contracts that were more profitable.

General and Administrative Expense

General and administrative expenses for the year ended December 31, 2015 increased by approximately $7 million, or 9%, as compared to the year ended December 31, 2014, primarily driven by the acquisition of QNA SSG. Vencore incurred additional integration related costs during the year ended December 31, 2015. Integration related costs included additional corporate indirect labor costs. Vencore initiated cost saving restructuring activities during the year ended December 31, 2015 for which certain cost savings were realized in later periods.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2015 decreased by approximately $1 million, or 3%, as compared to the year ended December 31, 2014. This decrease was primarily a result of a decrease in Vencore’s purchased intangible assets.

Gain on Settlement of Contingent Consideration

At the date of QNA SSG acquisition, management determined the fair value of the QNA SSG contingent consideration to be approximately $5 million. As of December 31, 2014, the fair value of this contingent consideration was valued at $18 million, resulting in a $13 million expense. In the year ended December 31, 2015, Vencore settled and paid contingent consideration in the amount of $10 million and recorded a gain of $8 million.

Lease Abandonment Expense

Upon the acquisition of QNA SSG in 2014, Vencore recorded a lease abandonment liability in the amount of approximately $5 million. Subsequent to the acquisition, Vencore recorded additional lease abandonment liabilities totaling $22 million and recognized the expense in the statement of operations for the year ended December 31, 2014.

Deferred Contract Expense

Beginning in the year ended December 31, 2014, Vencore implemented restructuring activities across its business to eliminate redundant employees, capabilities and certain leased and owned facilities. A portion of these restructuring costs were deferred based upon an agreement with the U.S. government in order to be allocated to contracts in future periods. These costs are therefore being amortized by Vencore over a period of three to five years. The amount amortized for the year ended December 31, 2015 was $3 million as compared to $2 million for the year ended December 31, 2014. The amount amortized increased for the year ended December 31, 2015 as more costs were capitalized in the year ended December 31, 2014, which were then amortized over a full 12 month period in the year ended December 31, 2015.

Impairment of Trade Name

In conjunction with Vencore’s annual indefinite-lived intangible asset impairment test, management assessed the trade name of Vencore OpCo’s predecessor entity, The SI Organization, Inc. (the “SI”), and determined the trade name was impaired and had no remaining market value. As such, Vencore recorded an impairment charge for the total amount of the trade name, or $56 million, during the year ended December 31, 2014. No impairment of trade name was recorded for the year ended December 31, 2015.

Gain on Pension Plan

Vencore recorded gains of approximately $1 million and $3 million in respect of its pension plan for the years ended December 31, 2015 and 2014, respectively. This represented the non-cash gains on Vencore’s pension plan based on an annual actuarial valuation.

Income Tax Expense

Income tax expense for the year ended December 31, 2015 increased by $21 million, as compared to the year ended December 31, 2014. This increase was primarily due to deferred taxes. Vencore’s ETR was 48% and 0% for the years ended December 31, 2015 and 2014, respectively. A reconciliation of the differences between the U.S. federal statutory rate and Vencore’s ETR, as well as other information about Vencore’s income tax provision, is provided in “Note 16—Income Taxes” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement.

Liquidity and Capital Resources

Vencore finances its operations and capital expenditures through a combination of internally generated cash from operations and from borrowings under our credit facilities. Vencore had $43 million, $76 million, $66 million and $72 million in cash and cash equivalents as of December 31, 2014, 2015 and 2016 and September 29, 2017, respectively. Vencore’s long-term debt amounted to $807 million, $772 million, $878 million and $973 million as of December 31, 2014, 2015 and 2016 and September 29, 2017, respectively. Vencore’s debt bears interest at specified rates and is held by a syndicate of lenders. See “Note 18—Long-term Debt and Interest Rate Swap” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement for further details. In connection with the Mergers, Vencore will repay all outstanding amounts under its credit facilities and any other outstanding debt obligations.

Dividends

In June 2016, in connection with Vencore’s debt refinancing, it used a portion of the borrowings to declare and pay a one-time cash liquidating dividend in the amount of $183 million to Parent LLC as the sole holder of record of its outstanding common stock. In April 2017, in connection with its debt refinancings, Vencore used a portion of the borrowings to declare and pay a one-time cash liquidating dividend in the amount of $103 million to the parent company of KGS Holding Corp. as the sole holder of record of KGS Holding Corp.’s outstanding common stock.

Cash Flows

Cash received from clients, either from the payment of invoices for work performed or for advances in excess of revenue recognized, has been Vencore’s primary source of cash. Billing timetables and payment terms on Vencore’s contracts vary based on a number of factors, including whether the contract type is cost-reimbursable, time-and-materials, or fixed-price. Vencore generally bills and collects cash more frequently under cost-reimbursable and time-and-materials contracts, as it is authorized to bill as the costs are incurred or work is performed. In contrast, Vencore may be limited to bill certain fixed-price contracts only when specified milestones, including deliveries, are achieved.

Accounts receivable is the principal component of Vencore’s working capital and is generally driven by revenue growth. Accounts receivable reflects amounts billed to Vencore’s clients as of each balance sheet date and receivable amounts that are currently due but unbilled. Vencore’s clients generally pay its invoices within 30 days of the invoice date. The total amount of Vencore’s accounts receivable can vary significantly over time, but is generally sensitive to revenue levels.

The following table summarizes Vencore’s sources and uses of cash over the periods indicated:

	Year Ended December 31,			Nine Months Ended (Unaudited)
($ in millions)	2014	2015	2016	Sept 30, 2016	Sept 29, 2017
Net cash provided by operating activities	$1	$65	$98	$73	$30
Net cash (used in) provided by investing activities	(186)	16	(15)	(12)	(4)
Net cash provided by (used in) financing activities	164	(48)	(93)	(87)	(20)
Total (decrease) increase in cash and cash equivalents	(21)	33	(10)	(26)	6

Operating Activities

Net cash provided by (used in) operating activities consist of net income (loss) adjusted for noncash items, such as: depreciation and amortization of property and equipment and intangible assets, deferred income taxes, share-based compensation, amortization of debt issuance costs, amortization of deferred contract costs, impairment charges and changes in net working capital assets and liabilities. The timing between the conversion of Vencore’s billed and unbilled receivables into cash from its customers and disbursements to its employees and vendors is the primary driver of changes in its working capital. Vencore’s operating cash flows are primarily affected by its ability to invoice and collect from its clients in a timely manner, its ability to manage vendor payments and the overall profitability of its contracts.

Net cash provided by operating activities was $30 million for the nine months ended September 29, 2017, as compared to net cash provided by operating activities of $73 million for the nine months ended September 30, 2016. The $43 million decrease in net cash provided by operating activities was primarily due to lower income and timing differences related to customer and vendor payments.

Net cash provided by operating activities was $98 million for the year ended December 31, 2016, as compared to $65 million for the year ended December 31, 2015. The $33 million increase was primarily due to higher income, timing of Vencore’s employee and vendor payments, partially offset by the timing of customer payments for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Net cash provided by operating activities was $65 million for the year ended December 31, 2015, as compared to $1 million for the year ended December 31, 2014. This $64 million increase was primarily driven by higher net income and significant improvements in Vencore’s billing and collections processes, leading to faster collections of accounts receivable. These increases were partially offset by higher payments for deferred contract costs and lease exit activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Investing Activities

Net cash used in investing activities was $4 million for the nine months ended September 29, 2017, as compared to net cash used in investing activities of $12 million for the nine months ended September 30, 2016. The $8 million decrease in net cash used in investing activities was mainly due to the proceeds from the sale of investments in Vencore owned life insurance plans supporting its deferred compensation plans, and less PP&E expenditure that occurred in the nine months ended September 29, 2017.

Net cash used in investing activities was $15 million for the year ended December 31, 2016, as compared to net cash provided by investing activities of $16 million for the year ended December 31, 2015. The $31 million decrease in net cash provided by investing activities was due to a $25 million decrease in restricted cash as a result of the settlement of Vencore’s contingent consideration payment related to the QNA SSG acquisition and lower proceeds from sale of a building.

Net cash provided by investing activities was $16 million for the year ended December 31, 2015, as compared to net cash used in investing activities of $186 million for the year ended December 31, 2014. The $202 million increase in net cash provided by investing activities was primarily due to the acquisition of QNA SSG in the year ended December 31, 2014 and an increase in restricted cash set aside in an escrow account to fund the contingent consideration payment on the QNA SSG acquisition. Additionally, in the year ended December 31, 2015, Vencore received approximately $6 million from the sale of a building. These cash inflows were partially offset by increased expenditures for property and equipment in the year ended December 31, 2015.

Financing Activities

Net cash provided by (used in) financing activities is primarily associated with proceeds from debt and the repayment thereof.

Net cash used in financing activities was $20 million for the nine months ended September 29, 2017, as compared to net cash used in financing activities of $87 million for the nine months ended September 30, 2016. The $67 million decrease in net cash used in financing activities resulted from a special liquidating dividend paid to Parent LLC of $103 million comparing to a $183 million dividend paid in the period ended September 30, 2016, payments of long term debt amount of $123 million, and payment of debt issuance and extinguishment costs of $9 million, which were partially offset by a $215 million increase in borrowings under one of Vencore’s first lien credit agreements.

Net cash used in financing activities was $93 million for the year ended December 31, 2016, as compared to net cash used in financing activities of $48 million for the year ended December 31, 2015. The $45 million increase in net cash used in financing activities resulted from a special liquidating dividend paid to Parent LLC of $183 million (no such dividend payments were made in the year ended December 31, 2015), payments to extinguish an aggregate principal amount of $175 million of Vencore’s senior subordinated notes, and payment of debt issuance and extinguishment costs of $18 million, which were partially offset by a $311 million increase in borrowings under one of Vencore’s first lien credit agreements and one of its second lien credit agreements.

Net cash used in financing activities was $48 million for the year ended December 31, 2015, as compared to net cash provided by financing activities of $164 million for the year ended December 31, 2014. The increase in net cash used in financing activities was primarily due to Vencore’s issuance of long-term debt and borrowings under one of its term loans of approximately $519 million in the year ended December 31, 2014 as compared to $10 million in the year ended December 31, 2015. These inflows were partially offset by repayment of delayed long-term debt and refinancing costs of approximately $381 million in the year ended December 31, 2014.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

To manage the risk from interest rate fluctuations due to the floating interest rates under Vencore’s term loans, Vencore entered into an interest rate swap of $175 million. A 1% increase in interest rates applied to Vencore’s floating rate indebtedness would increase annual interest expense by approximately $8 million, before giving effect to its interest rate swap.

Off-Balance Sheet Arrangements

Vencore had $0.2 million of outstanding letters of credit under its revolving credit facility as of September 29, 2017. Vencore had no other off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes Vencore’s contractual obligations that require it to make future cash payments as of September 29, 2017 on a historical basis. For contractual obligations, the below includes payments that Vencore has an unconditional obligation to make.

In the normal course of business, Vencore enters into agreements with subcontractors and vendors to provide products and services that it consumes in its operations or that are delivered to its clients. These products and services are not considered unconditional obligations until the products and services are actually delivered, at which time Vencore records a liability for its obligation.

	Payments Due by Period
Contractual obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Long-term debt (1)	$998	$4	$572	$287	$134
Interest obligations (1)	215	19	142	34	21
Operating lease obligations (2)	95	6	46	33	11
Pension obligations (3)	14	—	2	12	—
Capital lease obligations (2)	2	—	1	0	—

Total contractual obligations (4)	$1,324	$29	$763	$366	$166

(1)	See “Note 18—Long-term Debt and Interest Rate Swap” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement for additional information regarding debt and related matters.
(2)	See “Note 20—Commitments and Contingencies” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement for additional information regarding commitments and contingencies.
(3)	See “Note 19—Postretirement Plans” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement for additional information regarding postretirement plans.
(4)	The table above does not include $14 million of uncertain tax positions reflected in Vencore’s combined balance sheet because it is fully indemnified for such tax obligations pursuant to the QNA SSG purchase agreement. See “Note 16—Income Taxes” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement for additional information regarding income taxes.

Capital Expenditures

Since Vencore does not own any of its facilities, its capital expenditure requirements primarily relate to the purchase of computers, business systems, furniture and leasehold improvements to support its operations. Direct costs billed to clients are not treated as capital expenses. Vencore’s capital expenditures for the year ended December 31, 2016 were $11 million, and the majority of such capital expenditures related to facilities infrastructure, equipment and IT. Expenditures for facilities infrastructure and equipment are generally incurred to support new and existing programs across Vencore’s business. Vencore also incurs capital expenditures to support programs and general enterprise IT infrastructure.

Commitments and Contingencies

Vencore is subject to certain claims and assessments that arise in the ordinary course of business. Vencore records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. Vencore management’s judgment is required to determine the outcome and the estimated amount of a loss related to such matters. Vencore management believes that there are no claims or assessments outstanding which would materially affect Vencore’s combined results of operations or its financial position.

Recent Accounting Pronouncements

See the information set forth in “Note 2—Significant Accounting Policies” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement.

Critical Accounting Estimates and Policies

The preparation of Vencore’s financial statements in accordance with GAAP requires it to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. These estimates are based on Vencore’s historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

In “Note 2—Significant Accounting Policies” in the notes to Vencore’s combined financial statements included elsewhere in this Information Statement, there is a discussion of the significant accounting policies used in the preparation of Vencore’s combined financial statements. Vencore believes that the following items are the most critical accounting policies and estimates that involved significant judgment in connection with the preparation of its financial statements.

Revenue Recognition

Substantially all of Vencore’s revenue is derived from contracts to provide professional services to the U.S. government and its agencies.

Revenue on cost-reimbursable contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. Vencore considers fixed fees under cost-reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-reimbursable contracts that include performance-based fee incentives, which are principally award fee arrangements, Vencore recognizes income when such fees are probable and estimable, and the fees are recognized throughout the term of the contract in proportion to the allowable costs incurred. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or customers and management’s evaluation of the performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the DCAA and, accordingly, are subject to possible cost disallowances.

Revenue on fixed unit price contracts, where specified units of output under service arrangements are delivered, is recognized when realized or realizable and earned, as units are delivered based on the specified price per unit. Delivery is represented by the final submission of the completed case (a “case” being defined as the total amount of work required to complete the background investigation as requested by the customer) in accordance with the contract. Vencore considers the case to be the unit of account.

For time-and-materials contracts, revenue is recognized at the contractual hourly rates for the hours performed during the period. For fixed-price contracts, revenue is primarily recognized using the percentage-of-completion method based on actual costs incurred relative to total estimated costs for the contracts, which are recorded using the cost-to-cost method. Vencore bases its estimates on the scope of the work being performed, its historical experience performing similar work and the risks and uncertainties surrounding that work. These estimates are adjusted throughout the performance of the contract as work is completed. Historically, Vencore’s actual results have not differed materially from its estimates and it does not believe it is reasonably likely that the estimates and related assumptions will change materially in the foreseeable future. Vencore considers the principal versus agent accounting guidance to determine if revenue should be recognized gross or net of the associated costs. Applying the principal versus agent accounting guidance is a matter of judgment based on the consideration of several factors and indicators.

Business Combinations, Goodwill and Intangible Impairment

The accounting for Vencore’s business combinations consists of allocating the purchase price to tangible and intangible assets acquired and liabilities assumed based on their fair values, with the excess recorded as goodwill. Certain fair value measurements include inputs that are unobservable, requiring management to make judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates.

Goodwill and intangible assets are generally acquired in conjunction with a business combination using the acquisition method of accounting. The acquisition method requires that the total purchase price of the acquired entity be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. Assets acquired include intangible assets such as customer relationships, trade names and contractual rights, and liabilities assumed include contractual commitments and contingencies. Any premium paid over the fair value of the net assets and liabilities acquired is recorded as goodwill. Determining the fair value of the assets and liabilities acquired involves significant estimates and judgments by Vencore’s management. Vencore’s management typically engages a third-party valuation specialist to assist in the identification and valuation of these assets and liabilities. Valuing the assets and liabilities of a business generally involves the use of the market approach, income approach and cost approach.

Finite-lived intangible assets such as customer relationships assets and developed technology are amortized over their estimated useful lives, which represents the period of expected economic benefit, generally on a straight-line basis for periods ranging from seven to ten years. Estimating the useful life of finite-lived intangible assets requires Vencore management’s judgment. Vencore’s management bases its judgment on historical experience and the assumptions and inputs used in initially valuing the assets. Assumptions and inputs used in determining customer relationships and trade name values include estimating future cash flows, profitability, discount rates and customer attrition rates. The useful life of developed technology is based on Vencore management’s estimates of market trends. Finite-lived intangible assets are reviewed for impairment or obsolescence whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of intangible assets is measured by comparing the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by that asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value. No impairment of finite-lived intangible assets was recognized for any of the periods presented.

Vencore tests goodwill for impairment at least annually on October 31 and September 30, respectively. The impairment assessment considers qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing this qualitative assessment, Vencore assesses relevant events and circumstances that may impact the fair value and the carrying amount of each reporting unit. Factors that are considered include, but are not limited to, the following: (1) macroeconomic conditions; (2) industry and market conditions; (3) overall financial performance and expected financial performance; (4) other entity specific events, such as changes in management or key personnel; and (5) events affecting Vencore’s reporting units, such as a change in the composition of net assets or any expected dispositions.

If after assessing the qualitative factors, Vencore determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then it performs a two-step impairment test. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill to determine the amount of impairment loss. The fair value of a reporting unit is determined by using a combination of the discounted cash flow approach and the market approach. The significant estimates and assumptions utilized in the fair value estimate include revenue and margin projections, working capital requirements, capital expenditures, terminal growth rates, discount rates and the selection of peer company multiples. As of October 31, 2016, the fair value of Vencore’s reporting units substantially exceeded its carrying value and therefore no reporting units were at risk of failing the step described above.

Similar to goodwill, indefinite-lived-intangible assets other than goodwill are assessed annually on October 31, or more frequently if necessary, for impairment. The impairment assessment first considers qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired, including, but not limited to, the following: (1) the performance of the underlying business related to each trade name, (2) the use of the trade names to market to customers and transact with vendors and (3) the expectation that the trade names will continue to be used going forward. If after assessing the qualitative factors, Vencore determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value, then it will write-down the value of the intangible asset to its fair value. The fair value of an indefinite-lived intangible asset is determined using the relief from royalty method. The significant estimates and assumptions utilized in the fair value estimates include revenue projections, the royalty rate and the weighted average cost of capital.

Share-Based Compensation

Vencore recognizes share-based compensation expense in accordance with the provisions of ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). Vencore measures and recognizes share-based compensation expense for all share-based awards made to employees and directors using fair value methods over the requisite service period. The awards are re-measured each reporting period with the resulting increase or decrease to compensation expense and liability based on the pro rata portion of the fair value on the balance sheet date. The fair value of Vencore’s liability awards is determined based on an external valuation prepared contemporaneously and approved by Vencore’s management and reviewed by its board of directors.

Critical inputs into the option-pricing model include: projected financial information; terminal value; discount rate; total equity value; “break points” at which various share classes begin participating; time to liquidity; volatility; risk-free interest rate; and discounts or adjustments made to fair value indications to reflect the rights of the holder.

KGS Holding Corp. has not recognized any incentive bonus awards compensation costs as the share-based awards issued to management of KGS Holding Corp. is subject to performance conditions based on events that result in a change in control, in which case compensation costs will be recognized over the requisite service period only if the events are probable of occurring. Vencore has consistently followed the definition of “probable” as defined in ASC 718, relating to the change in control provisions and deemed that it is not probable of the event to occur.

Equity Investments

Investments in joint ventures where Vencore has a non-controlling ownership interest representing not more than 50% and over which Vencore has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby Vencore recognizes its proportionate share of the entities’ net income or loss and does not consolidate the entities’ assets and liabilities.

Equity investments in entities over which Vencore does not have the ability to exercise significant influence and whose securities do not have a readily determinable fair value are carried at cost.

Vencore accounts for its share of earnings or losses using the equity method of accounting whereby it recognizes its share of earnings or losses of the joint venture in the periods for which they are reported by the joint venture in its financial statements. Vencore applies the cumulative earnings approach and classifies cash inflows and outflows as operating activities unless its cumulative distributions exceed cumulative equity in earnings recognized by Vencore (as adjusted for amortization of basis differences). When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and is classified as cash inflows from investing activities.

Accounting for Income Taxes

Deferred taxes are calculated using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of Vencore’s management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of future realization of deferred tax assets requires Vencore management’s judgment. Based on Vencore’s prior year net operating losses, the inability to carry back net operating losses to reduce taxable income in prior years, future deductions for amortization of indefinite-lived intangibles and the future reversal of temporary differences that will not generate sufficient net taxable income to utilize the cumulative net operating losses, a valuation allowance has been recorded against a significant portion of Vencore’s deferred tax assets as it is more likely than not that the tax benefit will not be realized. Deferred tax assets and liabilities are presented based on the tax rates currently in effect and adjusted for changes in tax laws and rates on the date of enactment.

Vencore evaluates its tax positions under a more-likely-than-not recognition threshold and measurement analysis before they can be recognized for financial statement reporting. Identifying and evaluating the likely outcome of tax positions requires Vencore management’s judgment. Uncertain tax positions have been classified as current or noncurrent income tax liabilities based on the expectation of whether they will be paid in the next 12 months. Vencore’s policy for interest and penalties related to income tax exposure is to recognize interest and penalties as a component of the income taxes on continuing operations in Vencore’s combined statements of operations.

LIQUIDITY AND CAPITAL RESOURCES FOLLOWING THE TRANSACTIONS

The following discussion and analysis is intended to help prospective investors understand our liquidity and capital resources following the transactions. You should read this discussion in conjunction with our combined financial statements and related notes thereto included elsewhere in this Information Statement.

The statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements.

Liquidity

As of September 30, 2017, on a pro forma basis, we would have had indebtedness with a total principal amount of $2.8 billion outstanding. Furthermore, the terms of our indebtedness allow us to borrow substantial additional debt, including additional secured debt. In addition, Enterprise Services, a subsidiary of Ultra following the Internal Reorganization, will retain capitalized leases with an aggregate outstanding balance of up to $300 million, net of cash payments from DXC, and it will also retain approximately $79 million of indebtedness following the partial exchange of the EDS Notes for the DXC Notes.

As of September 30, 2017, on a pro forma basis, we would have had $351 million of borrowing capacity under the New Revolving Credit Facility.

Cash balances

As of September 30, 2017, on a pro forma basis, we would have had cash and cash equivalents of $51 million and $220 million of total current indebtedness including the current portion of capital leases. We believe that our cash generated by operations, together with available borrowings under the New Term Facility and the New Revolving Credit Facility, will be sufficient to meet our liquidity needs for the foreseeable future.

Capital expenditures

After consummation of the Spin-Off and the Mergers, we expect our capital expenditures to primarily relate to the expenditures necessary (i) on behalf of our customers to operate our businesses and (ii) to implement our contemplated integration activities. The actual level of capital expenditures will ultimately depend on the extent to which we are successful in integrating the businesses following the Spin-Off and the Mergers, our ability to maintain our financial performance and other factors outside of our control. On a pro forma basis, we would have had $16 million of capital expenditures during the last twelve months ended September 30, 2017.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Term Loan Facilities and Revolving Credit Facility

Ultra intends to obtain financing in connection with the Spin-Off and Mergers under various credit facilities as follows: (a) a three-year senior secured term loan A credit facility in an aggregate principal amount of up to $550 million (the “Tranche A1 Term Facility”), (b) a five-year senior secured term loan A credit facility in an aggregate principal amount of up to $1,685 million (the “Tranche A2 Term Facility” and, together with the Tranche A1 Term Facility, the “Term Loan A Facilities”) and (c) a five-year senior secured revolving credit facility in an aggregate principal amount of up to $600 million (the “Revolving Credit Facility” and, together with the Term Loan A Facilities, the “Facilities”), with $249 million under the Revolving Credit Facility assumed to be drawn on or about the closing date of the Spin-Off and the Mergers. The Facilities will be provided by a syndicate of banks arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A. and RBC Capital Markets, with BTMU as the administrative agent. Additionally, Ultra has the option, in its sole discretion, to incur a senior secured term B loan facility in an aggregate principal amount of up to $500 million, which incurrence shall reduce the commitments under the Term Loan A Facilities ratably on a dollar-for-dollar basis. Borrowings under the Facilities will be used to fund the Ultra Payment, to repay, refinance and/or redeem substantially all of Ultra’s existing indebtedness, to pay transaction costs, and for general corporate purposes.

The anticipated material terms of the Facilities are described below based on our current expectations. The actual capital raised, including both the aggregate size and the individual tranche size, the interest rates and other material terms may change based on future market conditions.

Interest. Borrowings under (1) the Revolving Credit Facility and the Tranche A2 Term Facility are expected to bear interest at a rate per annum equal to, at our option, (A) LIBOR plus an applicable margin of 1.250%-2.250% or (B) the base rate plus an applicable margin of 0.250%-1.250%, and (2) the Tranche A1 Term Facility is expected to bear interest at a rate per annum equal to, at our option, (A) LIBOR plus an applicable margin of 1.125%-2.125% or (B) the base rate plus an applicable margin of 0.125%-1.125%. The applicable margins with respect to borrowings under the Facilities will vary and will be determined based on the ratio of our consolidated total net debt to our consolidated EBITDA. We will also be obligated to pay unused facility fees on the undrawn portion of the Revolving Credit Facility and upfront fees with respect to the Facilities.

Amortization and Prepayment. Borrowings under the Revolving Credit Facility may be borrowed, prepaid and re-borrowed at any time prior to maturity. The Tranche A1 Term Facility has no scheduled amortization prior to maturity. The Tranche A2 Term Facility requires quarterly scheduled amortization at a rate equivalent to 5% of the original principal amount per annum until the remaining balance is due at maturity. The Term Facilities may be prepaid, in whole or in part, at any time at our election at 100% of par without premium.

Security and Guarantees. The Facilities will be guaranteed by each of our direct and indirect, existing and future, material domestic subsidiaries (excluding certain entities, including special purpose subsidiaries), and will be secured by a perfected first-priority security interest in substantially all of our assets and the assets of those guarantors, subject to certain customary exceptions.

Covenants. The Facilities will contain negative covenants customary for financings of this type, including limitations on the incurrence of indebtedness; the creation of liens; the payment of dividends; sales of assets; fundamental changes, including mergers and acquisitions; loans and investments; negative pledges; transactions with affiliates; restrictions affecting subsidiaries; modification to charter documents in a manner materially adverse to the lenders; changes in fiscal year and limitations on conduct of business. The Facilities will also contain affirmative covenants and representations and warranties customary for financings of this type.

In addition, the Facilities will contain financial covenants, including covenants requiring, as at the end of, and for, each fiscal quarter of Ultra ending after the date of the initial borrowing under the facilities (the

“Funding Date”), (a) a ratio of consolidated total net debt to consolidated EBITDA not in excess of 4:50:1:00, stepping down to no less than 3.75: 1.00 no later than the first full fiscal quarter ending at least 18 months after the Funding Date and (b) a ratio of consolidated EBITDA to interest expense not less than 3.00:1.00.

The calculation of consolidated EBITDA will, through the end of the fiscal quarter ended March 31, 2019, include addbacks for pro forma adjustments related to modifications to the 2011 contract with the United States Office of Personnel Management in an amount not to exceed (a) in any trailing four-fiscal quarter period, $25,000,000 or (b) in the aggregate, excluding any cost savings, expense reductions and synergies of the type that would be permitted to be included in pro forma financial statements prepared in accordance with Regulation S-X, $75,000,000. Additionally, the calculation of consolidated EBITDA will permit uncapped addbacks for cost savings, operating expense reductions and synergies resulting from or related to the acquisitions of Vencore and Keypoint, as well as future mergers and other business combinations, acquisitions, divestures, restructurings, cost savings initiatives and other similar initiatives, in each case, to the extent such cost savings, operating expense reductions and synergies are expected to be realized within the twelve months following the most recently ended fiscal quarter.

Events of Default. The lenders under the Facilities may declare any indebtedness outstanding thereunder due and payable, and terminate any remaining commitment under the Revolving Credit Facility, if an event of default occurs and is continuing, including a failure to pay principal when due or interest or commitment fees within five days of the date when due; a material inaccuracy of a representation or warranty at the time made; a bankruptcy event; a failure to comply with the covenants, subject to a customary grace period; cross-events of default to material indebtedness; certain material ERISA events; material judgments; actual or asserted invalidity of any guarantee or non-perfection of any material portion of the collateral under the security documents; a change in control; and a breach of the financial covenants.

Accounts Receivable Facility

Enterprise Services, an entity that will be a wholly-owned subsidiary of Ultra following the Internal Reorganization, is party to a Master Accounts Receivable Purchase Agreement (the “MARPA”), among Enterprise Services, The Bank of Tokyo Mitsubishi UFJ, Ltd., New York Branch (“BTMU”), as administrative agent (the “Agent”), and BTMU, The Bank of Nova Scotia and Mizuho Bank, Ltd., as purchasers (collectively, the “Purchasers”). Concurrently, DXC entered into a guaranty (the “MARPA Guaranty”) made in favor of the Agent that guarantees the obligations of Enterprise Services. The structured transaction results in the continuous non-recourse true sale of eligible receivables.

The MARPA establishes a federal government obligor receivables purchase facility (the “MARPA Facility”) that provides for up to $300 million (the “MARPA Facility Limit”) in funding based on the availability of eligible receivables and the satisfaction of certain conditions. The MARPA Facility is a committed facility that has an initial term of one year, unless terminated earlier by Enterprise Services, or following the occurrence of certain facility suspension events, the Agent or the Purchasers. The MARPA also provides for optional extensions of the MARPA Facility’s term, if agreed to by the Purchasers, in each case for an additional six month duration. Each such extension may be requested as early as 210 days prior to, and not less than sixty days prior to, the then scheduled termination date.

Under the MARPA Facility, Enterprise Services will sell eligible federal government obligor receivables, including both receivables that have already been billed under an invoice and also certain unbilled receivables arising from contracts where Enterprise Services has performed work and revenue has been recognized in accordance with generally accepted accounting principles and certain other required conditions have been satisfied.

On January 23, 2018, Enterprise Services entered into a first amendment to the MARPA among Enterprise Services, the Agent and the Purchasers (the “MARPA Amendment”). In connection with the MARPA

Amendment, DXC has a right to request a termination of the MARPA Guaranty in connection with the Spin-Off. Upon termination of the MARPA Guaranty as part of the Spin-Off, Ultra will be the new direct or indirect parent of Enterprise Services and will enter into a new guaranty of Enterprise Services’ obligations under the MARPA.

Ultra expects to use the proceeds from receivables sales under the MARPA Facility for general corporate purposes.

EDS Notes

On October 12, 1999, Enterprise Services (then known as Electronic Data Systems Corporation) issued in a registered offering $300 million aggregate principal amount of EDS Notes pursuant to that certain first supplemental indenture, dated as of October 12, 1999 (the “First Supplemental Indenture”), between Enterprise Services (then known as Electronic Data Systems Corporation) and The Bank of New York Mellon Trust Company N.A. (successor to Chase Bank of Texas, National Association (f/k/a Texas Commerce Bank National Association), as trustee (the “Trustee”), supplementing that certain indenture, dated as of August 12, 1996 (the “Base Indenture” and, as amended, modified or otherwise supplemented from time to time, the “EDS Indenture”), between Enterprise Services (then known as Electronic Data Systems Corporation) and the Trustee.

The EDS Notes were deregistered on September 9, 2008.

On January 8, 2018, DXC commenced (i) an exchange offer to exchange all validly tendered and accepted EDS Notes for new notes to be issued by DXC (the “Exchange Offer”); and (ii) a consent solicitation to certain Amendments (as defined below) to the EDS Indenture (the “Consent Solicitation”). As of 5:00 p.m., New York City time, on January 22, 2018, DXC had received sufficient consents from the holders of the EDS Notes to enter into that certain ninth supplemental indenture to the EDS Indenture, dated as of January 22, 2018 (the “Ninth Supplemental Indenture”), between Enterprise Services and the Trustee. Among other things, the Ninth Supplemental Indenture eliminates substantially all of the restrictive covenants in the EDS Indenture, eliminates certain events of default, amends the EDS Indenture to provide for the termination and replacement of guarantees and makes certain conforming changes to the EDS Indenture to reflect the foregoing changes (the “Amendments”). The Amendments will become operative on February 7, 2018, the settlement date of the Exchange Offer and Consent Solicitation (the “Settlement Date”).

On the Settlement Date, the holders of approximately $234 million aggregate principal amount of EDS Notes exchanged their EDS Notes for a like amount of the DXC Notes. Prior to the Distribution, the EDS Notes that were accepted for exchange by DXC will be retired and canceled. Accordingly, $66 million aggregate principal amount of the EDS Notes will remain outstanding following the Distribution.

Interest on the EDS Notes is payable on April 15 and October 15 of each year, and the EDS Notes mature on October 15, 2029.

Enterprise Services may redeem the EDS Notes, in whole or in part, at any time or from time to time, in each case, at its option, at a redemption price equal to (1) the greater of 100% of the principal amount of the EDS Notes and (2) as determined by the Quotation Agent (as defined in the EDS Indenture), the sum of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of principal and interest thereon, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the First Supplemental Indenture) plus 20 basis points, plus, in either of (1) or (2) above, accrued and unpaid interest to the date of redemption.

The EDS Indenture contains customary events of default, including (1) failure to pay interest with respect to the EDS Notes; (2) failure to pay the principal (or premium, if any) when due with respect to the EDS Notes; (3) failure to pay any sinking fund payment with respect to the EDS Notes (4) failure to observe or perform any other covenant contained in the EDS Notes or the EDS Indenture; and (5) specified events involving bankruptcy, insolvency or reorganization.

MANAGEMENT OF ULTRA FOLLOWING THE TRANSACTIONS

The following table presents information concerning the individuals who are expected to serve as our executive officers and directors, and their anticipated titles, following the Spin-Off and Mergers, including a brief summary of the business experience of each of them. We are in the process of identifying additional executive officers and directors and we expect to provide details in an amendment to this Information Statement.

Name	Age	Position with Ultra
Executive Officers
Mr. John M. Curtis	61	Chief Executive Officer and Director
Mr. John Kavanaugh	56	Chief Financial Officer
Ms. Marilyn Crouther	52	Chief Operating Officer
Mr. James Gallagher	51	General Counsel and Secretary
Directors
Mr. J. Michael Lawrie	64	Chairman
Mr. Ramzi M. Musallam	49	Director

Executive Officers

John M. Curtis, Chief Executive Officer and Director

Mr. Curtis is expected to serve as our Chief Executive Officer and as a Director on our Board of Directors following the Spin-Off and the Mergers. Mr. Curtis is currently the Chief Executive Officer and President of Vencore Holding Corp., a position he has held since July 2013. Before assuming the role of Chief Executive Officer and President of Vencore Holding Corp., Mr. Curtis served as a senior advisor to Veritas Capital Management where he served on the board of directors of three portfolio companies, including Truven Health Analytics Inc., CRGT Inc. and The SI Organization Inc., which became Vencore Inc. after a strategic acquisition and new brand launch in 2014. From 2007 through 2011, Mr. Curtis served as President and Chief Executive Officer of Vangent, Inc., an information management and business process outsourcing company, which was sold to General Dynamics Corporation in 2011. Prior to his role at Vangent, Inc., Mr. Curtis served for more than six years as President and Chief Executive Officer of Pearson Government Solutions, Inc., which was sold to Veritas Capital Management in 2007 and changed its name to Vangent, Inc. Mr. Curtis also serves on the board of directors of the Intelligence and National Security Association and the Northern Virginia Technology Council and has Director Emeritus designation from his recent term as Chairman of the Professional Services Council. Mr. Curtis holds a Bachelor of Science degree in Civil Engineering from the Virginia Military Institute. Mr. Curtis was chosen to serve on our Board of Directors because of his position following the Spin-off and the Mergers as our Chief Executive Officer, and his extensive experience in, and understanding of, government contracting.

John Kavanaugh, Chief Financial Officer

Mr. Kavanaugh is expected to serve as our Chief Financial Officer following the Spin-Off and Mergers. Mr. Kavanaugh is currently the Vice President of Finance for the Americas region of DXC. Prior to joining DXC, Mr. Kavanaugh served as the Vice President of Finance, Public Sector at CSC from July 2013 to April 2017. From 2010 to 2013 he served as President, Federal Solutions Group at Xerox Corporation.

Marilyn Crouther, Chief Operating Officer

Ms. Crouther is expected to serve as our Chief Operating Officer following the Spin-Off and the Mergers. Ms. Crouther is currently the Senior Vice President and General Manager of the USPS business and has nearly 30 years of experience leading large, complex IT projects. Prior to assuming the role of Senior Vice President and General Manager of the USPS business, Ms. Crouther was Senior Vice President and General Manager for Hewlett Packard Company’s and HPE’s U.S. Public Sector, positions she held from 2011 to 2017, where she was responsible for overseeing and strengthening the business through solid and lasting partnerships and ensuring delivery of cost-effective and innovative solutions to help customers achieve their business, mission and policy outcomes.

James Gallagher, General Counsel and Secretary

Mr. Gallagher is expected to serve as our General Counsel following the Spin-Off and Mergers. Mr. Gallagher is currently the Vice President and Associate General Counsel of the USPS business of DXC. Prior to joining DXC, Mr. Gallagher served as the Vice President and Associate General Counsel of the USPS Business at Hewlett Packard Enterprise Company and at Hewlett Packard Company from February 2013 to April 2017 and prior to that served as Legal Director of the USPS Business at Hewlett Packard Company.

Board of Directors

John M. Curtis, Chief Executive Officer and Director—see “Executive Officers” above

J. Michael Lawrie

Mr. Lawrie is expected to serve as Chairman of our Board of Directors following the Spin-off and the Mergers. Mr. Lawrie serves as Chairman, President and Chief Executive Officer of DXC, and will continue to serve in such positions following the Spin-off and the Mergers. Mr. Lawrie joined CSC as President and Chief Executive Officer on March 19, 2012 and as a member of its board of directors in February 2012. On December 15, 2015, Mr. Lawrie was appointed chairman of the CSC board of directors. Prior to joining CSC, he served as the Chief Executive Officer of U.K.-based Misys plc, a leading global IT solutions provider to the financial services industry, from November 2006 to March 2012. Mr. Lawrie also served as the Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., from October 2008 to August 2010. From 2005 to 2006, Mr. Lawrie was a general partner with ValueAct Capital, a San Francisco-based private investment firm. He also served as Chief Executive Officer of Siebel Systems, Inc., an international software and solutions company, from 2004 to 2005. Mr. Lawrie also spent 27 years with IBM where he rose to Senior Vice President and Group Executive, responsible for sales and distribution of all IBM products and services worldwide. From 1998 to 2001, Mr. Lawrie was General Manager for IBM’s business in Europe, the Middle East and Africa, which included operations in 124 countries and 90,000 employees. Prior to that, Mr. Lawrie served as General Manager of Industries for IBM’s business operations in Asia Pacific, based in Tokyo. Mr. Lawrie is a Trustee of Drexel University, Philadelphia. Mr. Lawrie was chosen to serve as our Chairman and a Director on our Board of Directors because of his current position as Chairman, President and Chief Executive Officer of DXC, his experience as a director and executive officer for other public and private companies and his extensive experience in finance and IT and software solutions.

Ramzi M. Musallam

Mr. Musallam is expected to serve as a Director on our Board of Directors following the Spin-Off and the Mergers. Mr. Musallam has served as Chairman of Vencore Holding Corp.’s board of directors since September 2012 and as a member of Vencore Holding Corp.’s board of directors since October 2010. Mr. Musallam is also currently the Chief Executive Officer and Managing Partner of Veritas Capital Management, a leading private equity firm focused on investing in the government and technology markets. Previously, he worked at the private equity firms Pritzker and Pritzker and Berkshire Partners. Mr. Musallam is a member of the board of directors of several private companies. Mr. Musallam holds a Bachelor of Arts, cum laude, from Colgate University with a major in Mathematical Economics and a Master of Business Administration with High Honors from the University of Chicago Booth School of Business. Mr. Musallam was chosen to serve on our Board of Directors because of his position as the Chief Executive Officer and Managing Partner of Veritas Capital Management, his experience on other public and private company boards and his extensive experience in finance and private equity investments, notably in the technology market.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board of Directors will comprise              directors. The corporate governance standards of                  require that the board have a majority of independent directors, and we expect our Board of Directors to include a majority of independent directors and requisite board committees composed solely of independent directors at the time of the Spin-Off under the corporate governance standards of                  and the independence requirements of Rule 10A-3 of the Exchange Act.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board of Directors will have the following committees, each of which will operate under a written charter that will be posted on our website immediately prior to the Spin-Off.

Audit Committee

The Audit and Finance Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit and Finance Committee will be more fully described in our Audit and Finance Committee charter. We anticipate that our Audit and Finance Committee will, among other duties:

•	oversee financial reporting, accounting, control and compliance matters;

•	appoint and evaluate the independent auditor;

•	review with the internal and independent auditors the scope, results and adequacy of their audits and effectiveness of internal controls;

•	review material financial disclosures;

•	pre-approve all audit and permitted non-audit services;

•	annually review our compliance programs and receive regular updates about compliance matters;

•	annually review our disclosure controls and procedures; and

•	review and make recommendations to our Board of Directors about related-person transactions.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications will be interpreted by our Board of Directors in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	approving and recommending full Board of Directors approval of the CEO’s compensation based upon an evaluation of the CEO’s performance by the independent directors;

•	reviewing and approving senior management’s compensation;

•	administering incentive and equity compensation plans and, in consultation with senior management, approving compensation policies; and

•	reviewing executive compensation disclosures and the annual compensation risk assessment.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code (“Section 162(m)”)). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Nominating/Corporate Governance Committee

The responsibilities of our Nominating/Corporate Governance Committee will be more fully described in our Nominating/Corporate Governance Committee charter, and we anticipate that they will include, among other duties:

•	monitoring our Board of Directors’ structure and operations;

•	setting criteria for Board of Directors membership;

•	searching for and screening candidates to fill Board of Directors vacancies and recommend candidates for election;

•	evaluating director and Board of Directors performance and assess Board of Directors composition and size;

•	evaluating our corporate governance process; and

•	recommending to our Board of Directors whether to accept the resignation of incumbent directors that fail to be re-elected in uncontested elections.

The Nominating/Corporate Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                  and our Nominating/Corporate Governance Committee charter. The initial members of the Nominating/Corporate Governance Committee will be determined prior to the Spin-Off.

Executive Committee

The responsibilities of our Executive Committee will be more fully described in our Executive Committee charter, and we anticipate that they will include, among other duties:

•	supervising and assisting the CEO in making decisions on how best to progress the strategy set by the Board of Directors between the Board of Directors meetings;

•	assisting in time-sensitive decision-making to achieve strategic objectives; and

•	assisting in the implementation of strategy set by the Board of Directors.

The initial members of the Executive Committee will be determined prior to the Spin-Off.

Codes of Conduct

We are committed to high standards of ethical conduct and professionalism. Prior to the completion of the Spin-Off, we will adopt a Code of Business Conduct that confirms our commitment to ethical behavior in the conduct of all Ultra activities. The Code of Business Conduct will apply to all our directors, all our officers (including our CEO, CFO and Principal Accounting Officer) and employees and it will set forth our policies and expectations on a number of topics including avoiding conflicts of interest, confidentiality, insider trading, protection of Ultra and customer property and providing a proper and professional work environment. We expect to continue to follow the same corporate governance practices immediately following the Distribution.

Director Nomination Process

Our initial Board of Directors will be selected through a process involving DXC and us. We intend to adopt corporate governance principles designed to assure excellence in the execution of the Board of Directors’ duties. These principles will be outlined in Corporate Governance Guidelines which, in conjunction with our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, Code of Business Conduct, Board of Directors committee charters and related policies will form the framework for the effective governance of Ultra. Our Corporate Governance Guidelines will be available on our website prior to the Spin-Off.

Communicating with the Board or Chairman

After the Spin-Off, stockholders and other interested parties may communicate with the Board of Directors, individual directors, the non-management directors as a group, or with the Chairman, by writing in care of the Corporate Secretary, Ultra SC Inc., 13600 EDS Drive, Herndon, VA 20171. The Corporate Secretary will review all submissions and forward to members of the Board of Directors all appropriate communications that in the Corporate Secretary’s judgment are not offensive or otherwise objectionable and do not constitute commercial solicitations.

EXECUTIVE COMPENSATION

Summary

This Compensation Discussion and Analysis (“CD&A”) discusses the anticipated compensation to be paid by us to our executive officers following the Spin-Off and Mergers for our fiscal year beginning April 1, 2018 and ending March 31, 2019 (“Fiscal 2019”) and the historical compensation paid by DXC to our executive officers who are currently employees of DXC prior to the Spin Off and Mergers.

Expected Ultra Executive Officers

Following the Spin-Off and Mergers, we expect the following individuals to become our executive officers:

•	John M. Curtis, who is currently the President and Chief Executive Officer of Vencore, is expected to become our Chief Executive Officer;

•	Marilyn Crouther, who is currently the Senior Vice President and General Manager of USPS and is expected to become our Chief Operating Officer; and

•	John Kavanaugh, who is currently the Vice President of Finance for the Americas region of DXC, is expected to become our Senior Vice President and Chief Financial Officer;

•	James Gallagher, who is currently the Vice President and Associate General Counsel of USPS, is expected to become our Senior Vice President, General Counsel and Secretary.

Mr. Curtis was not employed by DXC prior to the Spin-Off and Mergers and therefore none of his historical compensation is discussed in this CD&A.

Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher are all currently employees of DXC. This CD&A focuses on the historical compensation paid by DXC to each of these individuals because USPS was a separate business unit of DXC prior to the Spin-Off and because of the continuity in the services expected to be performed by Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher before and after the Spin-Off.

The historical compensation discussion in this CD&A covers DXC’s fiscal year beginning with DXC’s formation on April 1, 2017, and ending on March 31, 2018 (“DXC Fiscal 2018”). Prior to the Spin-Off, DXC officers (including Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher) responsible for managing USPS participated in DXC compensation programs. For DXC Fiscal 2018, the DXC compensation strategy was determined primarily by DXC’s senior management and the Compensation Committee of the DXC board of directors (the “DXC Compensation Committee”). The compensation elements and processes discussed in this CD&A reflect these current DXC programs and processes.

Following the Spin-Off, we will form our own board-level compensation committee (our “Compensation Committee”) that will be responsible for approving and overseeing our executive compensation programs. We expect to adopt an annual cash incentive program and a long-term equity-based incentive program with terms similar to the terms of the DXC annual cash incentive and long-term equity incentive programs described below and to offer post-employment benefits and severance programs similar to the programs that existed at DXC prior to the Spin-Off. Following the Spin-Off, our Compensation Committee will review and monitor the effect of the Spin-Off and the Mergers on our executive compensation programs, and may make any adjustments it deems appropriate based on the Spin-Off or Mergers or any other factors.

We are in the process of identifying additional executive officers and we expect to provide details in an amendment to this Information Statement.

Fiscal 2019 Expected Ultra Compensation

Prior to the Spin-Off, the DXC Compensation Committee reviewed and approved recommended compensation levels for the individuals who are expected to become our executive officers after the Spin-Off and

Mergers. These recommendations, which are set forth in the table below, are subject to the approval of our Compensation Committee. In arriving at these recommended compensation levels, the DXC Compensation Committee took into account the compensation payable to similarly situated executives in a peer group of companies in our industry that are expected to be similar to us in size. This peer group was developed with the assistance of Pearl Meyer & Partners (PM&P), the DXC Compensation Committee’s independent compensation consultant. The members of this peer group are:

Aerojet Rocketdyne Holdings, Inc.	Leidos Holdings, Inc.
Booz Allen Hamilton Holding Corporation	ManTech International Corporation
CACI International Inc.	Maxar Technologies Ltd.
Conduent Incorporated	MAXIMUS, Inc.
CSRA Inc.	Motorola Solutions, Inc.
Cubic Corporation	Orbital ATK, Inc.
Engility Holdings, Inc.	Presidio, Inc.
Harris Corporation	Science Applications International Corporation
L3 Technologies, Inc.	Unisys Corporation

The recommended compensation levels for the individuals who are expected to become our named executive officers for periods after the Spin-Off and Mergers are as follows:

Name	Salary	Annual Incentive Target		Long Term Incentive Target		Target Total Direct Compensation
John M. Curtis, Chief Executive Officer	$		%		%	$
Marilyn Crouther, Chief Operating Officer	$		%		%	$
John Kavanaugh, Senior Vice President, Chief Financial Officer	$		%		%	$
James Gallagher, Senior Vice President, General Counsel and Secretary	$		%		%	$

Ultra Employee Equity Plan

We expect to adopt an equity incentive plan (the “Ultra Employee Equity Plan”) prior to the Spin-Off and Merger for the purpose of allowing us to grant equity and equity-based incentive awards to our eligible employees following the Spin-Off and the Mergers. We expect to reserve approximately             million shares of our common stock for issuance under the plan, plus any additional shares resulting from the adjustment of the DXC outstanding equity awards (the “Spin-Off Awards”) described below under “DXC Outstanding Equity Award Adjustments.” The number of reserved shares would be subject to future adjustments to reflect any future stock splits, reverse stock splits, stock dividends, subdivisions, consolidations, recapitalizations, reorganizations, mergers and other similar events, as determined in the plan administrator’s discretion.

We expect the terms of the Ultra Employee Equity Plan to be substantially similar to the terms of the DXC 2017 Omnibus Incentive Plan (“DXC Plan”) and to allow us to grant stock options (including incentive stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units (including performance-vested restricted stock units (“PSUs”)), and cash awards. All of our employees would be eligible to participate in the plan.

Our Compensation Committee would have broad authority to grant awards and otherwise administer the Ultra Employee Equity Plan. The plan would become effective upon the effective time of the Spin-Off and would continue in effect for a period of 10 years thereafter, unless earlier terminated by our Board of Directors. Our Board of Directors would have the authority to amend the plan in such respects as it deemed desirable, provided that any amendments that would increase the share reserve (other than pursuant to a recapitalization event described above), expand the class of persons eligible to participate in the plan or the types of awards available for grant under the plan, or that would otherwise be considered a material modification for purposes of applicable tax or securities laws or exchange listing requirements, would require the approval of our stockholders.

The form and terms of the plan are still under evaluation, and we expect to provide details in an amendment to this Information Statement.

DXC Outstanding Equity Award Adjustments

At the effective time of the Spin-Off and pursuant to the terms of the Employee Matters Agreement, outstanding DXC employee equity awards under the DXC Plan held by individuals who are or who become our employees in connection with the Spin-Off (including awards held by Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher) will be adjusted as follows:

•	Adjustment of Options: Outstanding options under the DXC Plan (vested or unvested) will be converted at the effective time of the Spin-Off into options to purchase shares of Ultra common stock under the Ultra Employee Equity Plan in accordance with the terms of the Employee Matters Agreement (including appropriate adjustments, if any, to number of underlying shares and exercise price per share), and would retain the same vesting schedule they had before the Spin-Off.

•	Adjustment of RSUs: Outstanding restricted stock units (“RSUs”) other than performance-vested restricted stock units under the DXC Plan will be converted at the effective time of the Spin-Off into RSUs with respect to share of Ultra common stock under the Ultra Employee Equity Plan in accordance with the terms of the Employee Matters Agreement (including appropriate adjustments, if any, to number of underlying shares), and would retain the same vesting schedule they had before the Spin-Off.

•	Adjustment of PSUs: Outstanding performance-vested restricted stock units (“PSUs”) under the DXC Plan will be converted at the effective time of the Spin-Off into PSUs with respect to shares of Ultra common stock under the Ultra Employee Equity Plan in accordance with the terms of the Employee Matters Agreement (including appropriate adjustments, if any, to number of underlying shares), and would retain the same vesting schedule they had before the Spin-Off but with adjusted performance goals to reflect the Spin-Off.

Components of DXC Compensation

The following chart summarizes the characteristics and primary purpose of each element of DXC’s executive compensation program.

Compensation Element	Characteristics	Primary Purpose
Base Salary	Annual fixed cash compensation.	Provide a fixed amount of cash compensation based on individual performance, experience, skills, responsibilities and competitive pay levels.

Annual Cash Incentives	Annual variable cash compensation determined by company financial performance and individual performance.	Motivate and reward the achievement of annual financial and other operating objectives and individual performance that drive stockholder value over time.

Long-Term Incentives	Long-term equity awards generally granted annually as a combination of time-based restricted stock units and/or Performance Share Units.	Motivate and reward profitable growth and increase in share price over time and align with stockholders. Align pay with company performance over multi-year overlapping performance cycles.

Post-Employment Benefits	Retirement and deferred compensation plans.	Offer competitive retirement compensation designed to attract and retain mid- and late- career senior executives.

Severance/Change-in-Control	Contingent short-term compensation.	Provide assurance of short-term compensation continuity to allow executives to remain focused on stockholder interests in a dynamic environment.

Benefits	Health and welfare benefits.	Provide business-related benefits consistent with competitive practice to enhance executive work efficiency.

Total Direct Compensation

The first three components of compensation above comprise “Total Direct Compensation.” The DXC Compensation Committee makes decisions regarding each element of Total Direct Compensation based on DXC’s fiscal year, which ends on March 31. Therefore, the compensation decisions described below were intended to cover the period commencing April 1, 2017 and ending March 31, 2018. In assessing the competitiveness of the Total Direct Compensation opportunity and each of its components (base salary, annual cash incentives, and long-term incentives) for its executives, DXC compared these components to the market median for similarly situated executives in companies against which DXC competes for executive talent.

The market competitiveness of DXC’s pay opportunities is just one factor that the DXC Compensation Committee reviews in evaluating DXC’s executive compensation programs. Additional factors may include DXC’s performance (including its transformation strategy and management performance in executing that strategy) and individual factors such as an employee’s level of responsibility, experience, succession prospects and individual performance.

Base Salary

General. Base salary is the only fixed component of executive compensation and constitutes a small percentage of Total Direct Compensation. Base salary is determined by the level of responsibility assumed by an executive, experience, performance and competitive pay practices. Base salary adjustment decisions also consider promotions, changes in responsibilities, performance, succession prospects, DXC merit pay budgets and market trends. At the beginning of each fiscal year, the DXC Compensation Committee reviews the base salary for each officer of DXC and determines base salary adjustments, if any. The DXC Compensation Committee considers how base salary adjustments affect annual cash incentive opportunities and long-term incentive grant values, as both are defined as a percentage of base salary.

DXC Fiscal 2018 Base Salaries. The following table presents the DXC Fiscal 2018 annualized and actual base salaries for Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher and the percentage the annualized base salary represents in Target Total Direct Compensation.

Named Executive Officer	Annualized DXC Fiscal 2018 Base Salary	Percentage of Target Total Direct Compensation
Marilyn Crouther	$475,000	33%
John Kavanaugh	$350,000	53%
James Gallagher	$262,232	53%

Annual Incentive Compensation (EICP)

General. DXC provides short-term incentive compensation under the Employee Incentive Compensation Plan (“EICP”), an annual cash bonus plan designed to take into account a variety of factors, including DXC financial performance, client satisfaction and an executive’s individual performance. Awards under the EICP therefore are directly linked to both DXC and individual performance. Performance under the EICP awards granted to our executives during DXC Fiscal 2018 was designed to be measured over DXC’s fiscal year ending March 31, 2018, and therefore the awards have not yet been earned as of the date of this filing, and payments thereunder may not be determined until after the date of the Spin-Off. In connection with the Spin-Off and Mergers, we will adopt an annual bonus plan for any employees transferred from DXC to us that is substantially equivalent to the EICP and we will be responsible for paying any bonuses for such employees under such plan after the Spin-Off and Mergers.

Target EICP Awards. The DXC Compensation Committee establishes a target award percentage for each executive, representing a percentage of base salary, and an associated target award value. Each executive’s target award value is established in consideration of market practices, individual scope of responsibility and expected contribution. The table below reflects the target award percentage for awards granted during DXC Fiscal 2018, the corresponding target award value, and the target award value as a percentage of target Total Direct Compensation for Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher.

Named Executive Officer	Target EICP Percentage	Target EICP Value	Percentage of Target Total Direct Compensation
Marilyn Crouther	100%	$475,000	33%
John Kavanaugh	60%	$210,000	32%
James Gallagher	60%	$157,339	32%

How the EICP Works. EICP awards are earned based on performance relative to targeted financial goals, and pre-established customer satisfaction objectives, weighted 80% and 20%, respectively, and are subject to further discretionary modification for individual performance. The DXC Compensation Committee gives prominent weight to client satisfaction as a performance measure to help foster a client-focused, metric-driven culture within DXC.

In order to emphasize profitability, DXC must achieve at least 80% of its consolidated earnings before income and taxes (EBIT) goal before any EICP payments are made. EBIT is defined as net income (calculated in accordance with GAAP), adjusted for income tax expense (benefit), interest expense, and interest income. In addition, executives in specific regions (including USPS) do not receive an EICP payment unless the region achieves at least 80% operating profit. Assuming the DXC EBIT and operating profit, if applicable, threshold levels are achieved, the percentage achievement of the EBIT goal also serves as a multiplier or “funding factor” which is applied to the percentage achievement of the EICP financial metrics as a whole to determine the overall score for the financial metrics portion of the EICP, up to a maximum of 200%.

Weighted financial metric performance (as adjusted by the EBIT funding factor) plus weighted customer satisfaction metric performance determines the initial payout score, which is then adjusted for individual performance and multiplied by an executive’s target award to reach the final EICP payout amount.

For DXC Fiscal 2018, special rules applied for executives who were “covered individuals” within the meaning of Section 162(m). If DXC achieved 80% of its EBIT goal for the year, each such executive who was a “covered individual” within the meaning of Section 162(m) became eligible to receive the maximum possible EICP payout. However, to ensure the EICP operated the same way for all executives, the DXC Compensation Committee could then exercise “negative discretion” to reduce such executive’s EICP payment based on actual performance with respect to the financial and other metrics described in this section. This process may be revised in 2018 to reflect changes in the U.S. tax law.

Financial Metrics. Executives in certain regions (including USPS) are measured against both DXC and regional financial performance. DXC management recommends specific targets for financial measures, which are reviewed and approved by the DXC Compensation Committee and the board of directors of DXC. Financial goals for the USPS region (comprising 80% of the total EICP award) include DXC revenue (weighted 10%); region revenue (weighted 10%); DXC EBIT (weighted 30%); and region operating profit (weighted 30%).

Financial Metric Performance Scale. For EICP awards granted during DXC Fiscal 2018, the DXC Compensation Committee established scales of “payout percentages” to assess performance against the financial goals described above, including for purposes of determining the DXC EBIT funding factor applicable to the financial metrics. The scale for the DXC EBIT performance goal ranges from 50% payout at a threshold 80% achievement to a maximum 200% payout at 120% achievement, and the scale for the DXC revenue goal ranges from 50% payout at a threshold 90% achievement to a maximum 200% payout at 110% achievement.

Customer Satisfaction Metrics. For the customer satisfaction metric, the DXC Compensation Committee generally establishes the customer responses to its prior year survey as a baseline, and sets improvement goals over that baseline for DXC as a whole and for specific business units and regions. DXC uses the Net Promoter Score (“NetPS”) system to evaluate customer satisfaction. No payouts of the customer satisfaction component are made unless at least 50% of DXC’s solicited customers responded to the survey.

Long-Term Incentive Compensation

General. Long-term incentive (“LTI”) compensation is the largest component of executive compensation for the DXC executives (including Ms. Crouther). DXC’s LTI awards (which are granted under the DXC Plan) consist of grants of service-vesting RSUs, weighted 30%, and PSUs with a three-year performance cycle, weighted 70%. At the beginning of each fiscal year, the DXC Compensation Committee establishes a target LTI grant value for each executive, expressed as a percentage of base salary, and the relative mix of award types. Individual target LTI grant values are determined in light of market practices, and actual award levels reflect individual performance and succession considerations. Please see the discussion on page 201 for a description of how the outstanding DXC option, RSU and PSU awards will be adjusted in connection with the Spin-Off and Mergers.

LTI Target Percentage. The following table presents the target LTI grant values for DXC’s LTI awards granted during DXC Fiscal 2018, the target LTI percentage and long-term incentives as a percentage of target total direct compensation for Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher.

Named Executive Officer	Annualized Base Salary	Target LTI Percentage	Target LTI Value	Percentage of Target Total Direct Compensation
Marilyn Crouther	$475,000	100%	$475,000	33%
John Kavanaugh	$350,000	30%	$105,000	16%
James Gallagher	$262,232	30%	$78,670	16%

RSUs. RSUs (comprising 30% of each executive’s target LTI award) provide an opportunity for executives to earn DXC common stock based on their continued service. One-third of the RSUs vest on each of the first three anniversaries of the grant date.

Performance Share Units. PSUs (comprising 70% of each executive’s target LTI award) provide an opportunity for executives to earn DXC common stock if targeted performance goals are met over a three-year performance period (based on DXC’s fiscal year; i.e., the PSUs granted during DXC Fiscal 2018 are scheduled to be earned over the three-year period ending March 31, 2020). Performance is measured based on DXC’s EPS (75% weighting) and free cash flow (FCF, 25% weighting). For each award, EPS and FCF performance is measured over the last year in the three-year performance period. The DXC Compensation Committee establishes threshold, target and maximum EPS and FCF goals, at which 50%, 100% or 200%, respectively, of the weighted EPS or FCF portion of the target PSUs may vest. Up to 200% of the target PSUs may vest if maximum EPS and FCF performance is achieved. Vesting is interpolated for performance between these goals. No PSUs vest if performance is below the EPS and FCF threshold goals. The EPS and FCF metrics are designed to be measured and paid out independent of each other, i.e., payout may result for one metric but not the other.

In addition, in order to recruit, retain and motivate progress toward multi-year transformation goals, each executive may earn a portion of the PSU award after years one and two based on EPS and FCF performance in the first and second years of the performance period. Up to 25% of the target PSUs may be earned at the end of the first year of the performance period if DXC’s EPS and FCF for that year equals or exceeds the threshold EPS and FCF goals for the award. In addition, up to 25% of the target PSUs may be earned at the end of the second year of the performance period if DXC’s EPS and FCF for that year equals or exceeds the threshold EPS and FCF goals (if not achieved after year one) or if DXC’s EPS and FCF performance for the second year equals or exceeds the EPS and FCF goals at which 75% of the weighted EPS or FCF portion of the target PSUs vest (if the PSUs were partially earned after year one). Up to 200% of the target PSUs, less any PSUs which were earned in years one or two, may be earned at the end of the third year of the performance period, subject to DXC’s EPS and FCF performance for that year. Regardless of when earned, none of the PSUs vest or are settled until the end of year three; thus, vesting and settlement of any PSUs that are partially earned after years one and two remains subject to the executive’s continued employment through the end of the three-year performance period.

DXC Fiscal 2018 Long-Term Incentive Awards. The target award value of LTI awards granted during DXC Fiscal 2018 and the number of shares granted for each element of DXC’s LTI compensation for Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher is set forth in the table below.

	Target Long- Term Incentives	RSUs		Performance Share Units
Named Executive Officer		Target Award Value	Share Units	Target Award Value	Target Share Units
Marilyn Crouther	$475,000	$142,500	1,857	$332,500	4,332
John Kavanaugh	$105,000	$31,500	410	$73,500	958
James Gallagher	$78,670	$23,601	307	$55,069	718

In accordance with DSC’s Equity Grant Policy, the target award values listed in the table above generally differ from the award values listed in the Summary Compensation Table. The number of shares underlying the RSUs and PSUs was calculated by dividing the target grant value by the average closing price of DXC stock from April 1, 2017 until the grant date. This method is employed to reduce the impact of stock price spikes, either positive or negative, when determining the number of shares underlying these awards. In contrast, the grant values in the Summary Compensation Table are determined using the grant date closing price, and the grant values for the PSUs in the Summary Compensation Table are based on the probable achievement of the performance goals at the time of grant.

DXC Fiscal 2018 Total Direct Compensation

The chart below displays the value of each element of DXC Fiscal 2018 target Total Direct Compensation described above for Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher. As noted above in the discussion of each element of compensation, the value of compensation actually realized will vary from the DXC Compensation Committee’s targets based on financial results and stock price performance.

Named Executive Officer	Base Salary	Target Annual Cash Incentives	Target LTI Grant Value	Target Total Direct Compensation
Marilyn Crouther	$475,000	$475,000	$475,000	$1,425,000
John Kavanaugh	$350,000	$210,000	$105,000	$665,000
James Gallagher	$262,232	$157,339	$78,670	$498,241

DXC Fiscal 2018 Officer Retention Grants.

DXC has from time to time granted retention awards in order to recognize and retain key employees who are viewed as critical to the future success of DXC. Each of Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher received a retention award during DXC Fiscal 2018. Ms. Crouther received a cash award in the amount $178,100, subject to a clawback if Ms. Crouther’s employment terminates prior to October 1, 2018. Mr. Kavanaugh’s award was in the amount of $80,200, half of which was paid in cash, subject to a clawback if Mr. Kavanaugh resigns or is terminated for cause prior to August 1, 2018, and the remaining half of which was in the form of RSUs vesting on August 15, 2018, subject to Mr. Kavanaugh’s continued employment. Mr. Gallagher received cash retention awards in the total amount of $268,741, of which $131,116 is subject to a clawback if Mr. Gallagher’s employment terminates prior to November 13, 2018.

Other DXC Executive Compensation

Post-Employment Benefits

Retirement Plans. The DXC Compensation Committee views retirement benefits as an important component of DXC’s executive compensation program. As such, DXC offers its employees, including Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher, a retirement program that provides the opportunity to accumulate retirement income. DXC periodically reviews its benefits program against its peer group and aims for the program to be competitive.

Retirement Plans
Matched Asset Plan (“MAP”)	Broad-based, qualified, defined contribution 401(k) plan with company match on a portion of employee contributions and directed investment alternatives.

Severance and Change in Control Benefits

It is currently anticipated that, following the Spin-Off, in order to offer competitive total compensation packages to our executive officers, as well as to ensure the ongoing retention of these individuals, we will offer certain severance benefits to a select group of executive officers that are similar to the DXC severance benefits offered to certain of its executive officers.

Specifically, we expect to establish a Severance Plan for Senior Management and Key Employees (the “Severance Plan”) providing “double trigger” income and benefits continuity protection to eligible executives for the limited case in which the employment of the executive officer is terminated by us without cause or by the executive for good reason during a specified window of time following a change in control. The Severance Plan will be intended to preserve executive productivity and encourage retention during an actual or potential change in control. Severance benefits are expected to be a multiple of the executive’s base salary plus average annual earned/paid bonus during the three fiscal years prior to which employment termination has occurred and continuation of certain health and welfare benefits for a specified period following the termination of employment, depending on the executive’s position.

We also expect to establish an Executive Officer Severance Policy (the “Severance Policy”) to provide severance benefits in the discretion of our Compensation Committee and our CEO to certain executives whose employment with us is terminated without cause in situations not involving a change in control. The Severance Policy is expected to cover those executives reporting directly to our CEO who are Section 16 officers. An executive who resigns would not be entitled to benefits under the Severance Policy. Severance benefits are expected to be a multiple of the executive’s base salary, a pro-rata annual bonus for the year in which the termination occurs based on actual performance, and continuation of certain health and welfare benefits for a specified period following the termination of employment, depending on the executive’s position.

None of Ms. Crouther, Mr. Kavanaugh or Mr. Gallagher currently participates in the DXC severance plans or policies for DXC’s executive officers; instead, each is eligible for certain severance benefits under DXC’s broad-based workforce reduction policy that applies generally to all full-time, non-executive DXC employees located in the United States (the “DXC Workforce Reduction Policy”). Under this policy, eligible employees whose employment is involuntarily terminated due to discontinuance of a business unit or function, business reorganization, lack of work, position elimination, or similar business reason can receive up to 8 weeks of severance pay based on years of service.

Other Benefits

DXC provides health and welfare benefits to eligible employees, including medical, dental, life, disability and accident insurance. These benefits are available to all U.S. employees generally, including Ms. Crouther, Mr. Kavanaugh and. These programs are designed to provide certain basic quality of life benefits and protections.

DXC Compensation Framework

DXC’s senior management reviews and makes recommendations for compensation for DXC’s executive officers to the DXC Compensation Committee, which is responsible for overseeing DXC’s compensation policies and programs. In making decisions regarding executive compensation, the DXC Compensation Committee is assisted by PM&P, its independent compensation consultant, which advises the committee on trends and best practices in the design, composition and policies of executive compensation programs and provides commentary and advice on management proposals to the DXC Compensation Committee. DXC reviews market pay levels and practices for executives using a combination of survey data and proxy disclosures on pay for DXC’s peer group.

As noted above, we expect to form our own Compensation Committee to oversee our executive compensation policies and programs following the Spin-Off and Mergers. We expect our Compensation Committee to retain its own independent compensation consultant, which may attend Compensation Committee meetings and provide advice and recommendations to the Compensation Committee on levels and components of pay, pay trends, the composition of our peer group and other related matters. We expect to review market pay levels and practices for our executives using a combination of survey data and proxy disclosures on pay for our peer group, which initially we expect to be composed of the companies listed under the heading “—Fiscal 2019 Expected Ultra Compensation” above.

Additional Compensation Policies of DXC

In addition to the components of DXC’s executive compensation program, DXC maintains the compensation policies described below. We expect to adopt similar compensation policies following the Spin-Off and Mergers.

DXC Policy on Transactions in Company Securities and Related Derivatives

The board of directors of DXC has adopted a policy prohibiting directors, corporate officers and each employee of DXC or its subsidiaries who are financial insiders, and members of their immediate families, from entering into any transactions in DXC’s securities except during announced trading periods, or pursuant to a trading plan under Rule 10b5-1 of the Exchange Act. Such transactions are subject to pre-approval by DXC’s CEO, CFO, CHRO and General Counsel prior to entering any such transaction. In addition, DXC has prohibited directors, officers and financial insiders, and members of their immediate families, from derivative security transactions with respect to equity securities of DXC. DXC also discourages directors, officers and financial insiders from margining or pledging DXC stock to secure a loan or purchase shares of DXC stock on margin.

DXC’s Equity Ownership Guidelines

The DXC Compensation Committee has adopted equity ownership guidelines for senior level executives to encourage them to build their ownership positions in DXC’s common stock over time and retain shares they earned through DXC’s equity incentive plans. The DXC Compensation Committee believes that stock ownership by DXC’s executive officers further aligns their interests with those of long-term stockholders. Under the equity ownership guidelines, each senior level executive who has not yet achieved the equity ownership levels is required to retain a certain percentage of the net shares (after withholding for taxes and exercise price) resulting from stock option exercises, PSU payments or other Long-Term Incentives until the levels are achieved. In order to encourage executives to meet the guidelines more quickly, there are higher retention requirements the farther an executive is from meeting the guidelines. Executives who satisfy 50% or less of their ownership guideline are required to retain 100% of their net shares, executives who satisfy between 51% and 75% of their ownership guideline are required to retain 75% of their net shares, and executives who satisfy more than 75% of their ownership guidelines are required to retain 50% of their net shares. The ownership guidelines for Ms. Crouther. Mr. Kavanaugh and Mr. Gallagher are as follows:

Position	Stock Value as a Percentage of Base Salary
Ms. Crouther	300%
Mr. Kavanaugh	100%
Mr. Gallagher	100%

The DXC Compensation Committee reviews compliance with the guidelines on an annual basis and considers the amount of common stock held directly or through DXC’s MAP and time-based RSUs (but not PSUs) in determining whether an executive had achieved his designated equity ownership level.

DXC Compensation Recoupment Policy

DXC maintains a compensation recoupment or “clawback” policy that permits DXC to recover cash or equity performance-based compensation from participants whose fraud or intentional illegal conduct materially contributes to a financial restatement. The policy allows for the recovery of the difference between compensation awarded or paid and the amount which would have been paid had it been calculated based on the restated financial statements, excluding any tax payments. In addition, under DXC’s equity grant agreements, employees may be required to forfeit awards or gains if a recipient breaches the non-competition, non-solicitation of employees, or non-disclosure provisions of such agreements.

Summary Compensation Table

The following table provides information on the compensation of Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher paid or awarded by DXC for DXC Fiscal 2018. Amounts shown in the Summary Compensation Table and the tables that follow are current as of the date of this filing and will be updated in future amendments to this Information Statement to provide this information as of March 31, 2018, or, if the registration statement of which this Information Statement forms a part is declared effective before March 31, 2018, in a Current Report on Form 8-K.

Name & Principal Position (a)	Fiscal Year (b)	Salary[1] (c)	Bonus (d)	Stock Awards[2] (e)	Option Awards (f)	Non-Equity Incentive Plan Compensation[3] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] (h)	All Other Compensation[5] (i)	Total (j)
Marilyn Crouther Chief Operating Officer	2018	$475,000	$178,100	$479,771	$0	$475,000	$0	$4,531	$1,612,402

John Kavanaugh Senior Vice President, Chief Financial Officer	2018	$350,000	$40,100	$149,832	$0	$210,000	$0	$8,290	$758,222

James Gallagher Senior Vice President, General Counsel and Secretary	2018	$262,232	$268,741	$79,458	$0	$157,339	$0	$3,963	$771,733

(1)	The amount shown reflects each employee’s annualized salary rate for DXC Fiscal 2018. The actual salary earned during DXC Fiscal 2018 will not be known until the end of the year on March 31, 2018. All employees listed in the table are paid in U.S. dollars.
(2)	The amounts shown in Column (e) do not reflect compensation actually received by the employees listed in the table, but instead represent the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 for performance-vesting and service-vesting RSUs granted during the fiscal year. Pursuant to SEC rules, we present the amounts excluding the impact of estimated forfeitures. RSUs are valued based on the closing price of DXC common stock on the applicable grant date. These awards have been determined based on certain assumptions. The assumptions related to these awards are described in Note 4 in the notes to our combined financial statements included elsewhere in this Information Statement.

A substantial portion of the stock awards granted consisted of PSUs. For all PSUs, the amounts included in Column (e) reflect the value at the grant date based upon the estimated performance during the performance period at 100% of target. The maximum grant date values of the stock awards granted during DXC Fiscal 2018 (including service-vesting RSUs, and assuming that PSUs were to have a pay out at the maximum of 200% of target) are as follows:

Name	DXC Fiscal 2018 Stock Awards at Maximum Value
Marilyn Crouther	$815,558
John Kavanaugh	$224,096
James Gallagher	$135,117

(3)	Amounts earned during DXC Fiscal 2018 under the EICP are based on DXC’s fiscal year ending March 31, 2018, have not been determined as of the date of this filing and may not be determined until after the date of the Spin-Off. The amount shown reflects the target amount of each employee’s DXC Fiscal 2018 EICP award, but the actual amount earned may range from 0% to 200% of this amount, depending on the outcome of the performance goals and other factors discussed under “Annual Incentive Compensation” in the CD&A, above, for DXC Fiscal 2018.
(4)	DXC does not currently sponsor or maintain a pension plan. None of the individuals listed in the table received any above-market or preferential earnings under any nonqualified deferred compensation plan for the year presented in the table.
(5)	Column (i) includes the total dollar amount of all other compensation paid to each individual listed in the table. During DXC Fiscal 2018, DXC made matching contributions to DXC’s broad-based 401(k) defined contribution plan on behalf of Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher. DXC also paid premiums for a life insurance policy for the benefit of Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher, each of whom has not received nor will receive, nor has been allocated, an interest in any cash surrender value under this policy. None of the individuals listed in the table received any perquisites during DXC Fiscal 2018.

The amount of matching contributions to the defined contribution plan and life insurance premiums paid for each individual listed in the table in Fiscal Year 2018 are set forth below:

Name	401(k) Plan Matching Contributions	Basic Life Insurance Premiums	Total
Marilyn Crouther	$3,761	$770	$4,531
John Kavanaugh	$7,721	$569	$8,290
James Gallagher	$3,537	$426	$3,963

All employees (including Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher) with at least one year of service are vested in the matching contributions credited to their 401(k) accounts.

Grants of Plan-Based Awards

The following table provides information on EICP awards and RSUs granted to Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher in DXC Fiscal 2018.

	Grant Date (b)	Approval Date (c)	Estimated Future Payouts Under Non- Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (j)	All Other Option Awards: Number of Securities Underlying Options (k)	Exercise or Base Price of Option Awards (l)	Grant Date Fair Value of Stock and Option Awards (m)
Name (a)			Threshold (d)	Target (e)	Maximum (f)	Threshold (g)	Target (h)	Maximum (i)
Marilyn Crouther
EICP	—	—	$237,500	$475,000	$950,000	—	—	—	—	—	—	—
RSUs-Performance	5/31/17	5/31/17	—	—	—	271	4,332	8,664	—	—	—	$335,816
RSUs-Service	5/31/17	5/31/17	—	—	—	—	—	—	1,857	—	—	$143,955
John Kavanaugh	—	—	$105,000	$210,000	$420,000	—	—	—	—	—	—	—
	5/31/17	5/31/17	—	—	—	60	958	1,916	—	—	—	$74,264
	5/31/17	5/31/17	—	—	—	—	—	—	410	—	—	$31,783
	8/15/17	8/15/17	—	—	—	—	—	—	513	—	—	$43,785
James Gallagher	—	—	$78,669	$157,339	$314,678	—	—	—	—	—	—	—
	5/31/17	5/31/17	—	—	—	45	718	1,436	—	—	—	$55,659
	5/31/17	5/31/17	—	—	—	—	—	—	307	—	—	$23,799

(1)	The amounts shown in Columns (d), (e) and (f) reflect the threshold, target and maximum amounts that may be earned under DXC’s EICP for awards granted in DXC Fiscal 2018, which relate to DXC’s fiscal year ending on March 31, 2018.
(2)	These columns represent the threshold, target and maximum number of shares that may be earned under the PSU awards granted by DXC in DXC Fiscal 2018, which relate to the three-year performance period ending March 31, 2020. The number of shares that may be earned ranges from 6.25% of the target shares if the DXC Fiscal 2018 or Fiscal 2019 FCF threshold is met, to a maximum of 200% of the target shares if DXC’s Fiscal 2020 EPS and FCF maximums is achieved. The threshold number contained in Column (g) represents achievement of 6.25% of target, but the actual payment may range to zero.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on unexercised DXC stock options and unvested DXC RSUs held by Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher as of the date of this filing. This table will be updated in future amendments to this Information Statement to provide this information as of March 31, 2018 or, if the registration statement of which this Information Statement forms a part is declared effective before March 31, 2018, in a Current Report on Form 8-K.

		Option Awards				Stock Awards
Name (a)	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)	Option Exercise Price (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (f)		Market Value of Shares or Units of Stock That Have Not Vested[1] (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (h)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1,2] (i)
Marilyn Crouther	12/11/13	12,297	0	$43.91	12/10/21	—		—	—		—
	12/10/14	16,602	0	$60.78	12/9/22	—		—	—		—
	11/2/15	35,396	0	$42.39	11/1/23	—		—	—		—
	12/9/15	10,361	0	$43.44	12/8/23	—		—	—		—
	5/31/17	—	—	—	—	—		—	4,332	[3]	$428,391
	5/31/17	—	—	—	—	1,857	[4]	$183,639	—		—
John Kavanaugh	8/15/13	5,550	0	$23.14	8/15/23	—		—	—		—
	5/16/14	6,178	0	$27.47	5/16/14	—		—	—		—
	12/15/15	—	—	—	—	20,893	[5]	$2,066,109	—		—
	5/26/16	—	—	—	—	2,265	[6]	$223,986	—		—
	5/31/17	—	—	—	—	—		—	958	[3]	$94,737
	5/31/17	—	—	—	—	410	[4]	$40,545	—		—
	8/15/17	—	—	—	—	513	[7]	$50,731	—		—
James Gallagher	12/10/14	2,189	0	$60.78	12/9/22	—		—	—		—
	12/9/15	1,295	0	$43.44	12/8/23	—		—	—		—
	5/31/17	—	—	—	—	—		—	718	[3]	$71,003
	5/31/17	—	—	—	—	307	[4]	$30,359	—		—
(1)	The market value of service-vesting RSUs shown in column (g) and PSUs shown in Column (i) is based on the $98.89 closing market price of DXC common stock on February 2, 2018.
(2)	The number of unearned PSUs and the market value of unearned PSUs shown in Columns (h) and (i) are based on achieving target performance goals for the PSUs granted during DXC Fiscal 2018.
(3)	Target number of Fiscal 2018 PSU grants. Between 0-200% of target shares will vest after the end of Fiscal 2020, subject to achievement of performance goals.
(4)	Shares will vest in equal thirds on May 31, 2018, May 31, 2019 and May 31, 2020.
(5)	Shares will vest on December 15, 2018.
(6)	Shares will vest on May 27, 2018.
(7)	Shares will vest on August 15, 2018.

Options Exercise and Stock Vested

The following table provides information on DXC stock options and DXC RSUs that were exercised by Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher or that vested during DXC Fiscal 2018.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (b)	Value Realized on Exercise (c)	Number of Shares Acquired on Vesting (d)	Value Realized on Vesting (e)
Marilyn Crouther	0	$0	$0	0
John Kavanaugh	7,642	$283,315	5,026	$377,901
James Gallagher	$0	$0	$0	$0

Pension Benefits

DXC did not maintain any qualified or nonqualified defined-benefit pension plan during DXC Fiscal.

Nonqualified Deferred Compensation

Information regarding Ms. Crouther’s, Mr. Kavanaugh’s or Mr. Gallagher’s participation in any nonqualified deferred compensation plan maintained by DXC during DXC Fiscal 2018 will be provided in an update to this Information Statement.

Potential Payments Upon Change in Control and Termination of Employment

As noted above, none of Ms. Crouther, Mr. Kavanaugh or Mr. Gallagher participates in any of the DXC severance plans or policies for executive officers of DXC. Instead, each of these individuals is eligible for severance benefits under the DXC Workforce Reduction Policy. The severance benefits provided by DXC during DXC Fiscal 2018 for Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher are described below. Ms. Crouther, Mr. Kavanaugh and Mr. Gallagher are also eligible for accelerated vesting of their outstanding equity awards in certain circumstances pursuant to the terms of their awards as described below.

Change in Control Termination Benefits

The table below reflects the value of compensation and benefits that might have been payable under DXC plans and arrangements existing as of February 2, 2018, the most recent practicable date prior to the date of this filing, if a change in control had occurred on that date and, in circumstances explained below, Ms. Crouther’s, Mr. Kavanaugh’s and Mr. Gallagher’s employment had terminated. These amounts are reported based upon each individual’s compensation and service levels as of such date and, if applicable, and in accordance with SEC regulations, based on DXC’s closing stock price of $98.89 on such date. The table will be updated in future amendments to this Information Statement to provide this information as of March 31, 2018 or, if the registration statement of which this Information Statement forms a part is declared effective before March 31, 2018, in a Current Report on Form 8-K. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, retirement plans and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under DXC’s broad-based 401(k) plan.

The actual amounts that would be paid upon an executive’s termination of employment in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, DXC’s stock price and the executive’s age and service.

The benefits payable as a result of a change in control as reported in the columns of this table are as follows:

•	Cash Severance Benefit: Under the DXC Workforce Reduction Policy, upon an involuntary termination without cause following a change in control, eligible employees may receive a cash severance benefit up to 8 weeks of pay based on their respective years of service;

•	Benefits Continuation: The DXC Workforce Reduction Policy provide that upon an involuntary termination without cause following a change in control, DXC will pay the applicable premium for the first 30 days of COBRA continuation coverage for eligible employees who elect COBRA

•	Equity Awards: The amounts reported in the table below are the intrinsic value of RSU awards (including PSUs) that vest only if the executive experiences a qualifying termination of employment on or after the change in control (the table below assumes such termination occurred on such date);

•	No Excise Tax Gross-Up: None of Ms. Crouther, Mr. Kavanaugh or Mr. Gallagher is entitled to an excise tax gross up.

			Early Vesting of:
Name	Cash Severance Benefit[1]	Misc. Benefits Continuation	Stock Options	Time Vesting RSUs[2]	PSUs[2]	Total Payments[3]
Marilyn Crouther	$73,077	$0	$0	$183,639	$428,391	$685,107
John Kavanaugh	$26,923	$1,435	$0	$91,275	$94,737	$214,370
James Gallagher	$30,258	$809	$0	$30,359	$71,003	$132,429

(1)	The cash severance benefit is equal to (i) 8 weeks of base salary for Ms. Crouther; (ii) 4 weeks of base salary for Mr. Kavanaugh; and (iii) 6 weeks of base salary for Mr. Gallagher, based on each individual’s years of service per the DXC Workforce Reduction Policy.
(2)	The intrinsic value of RSUs and PSUs, per share, is equal to the closing market price of DXC common stock on February 2, 2018 ($98.89).
(3)	Total Payments do not reflect any potential 280G excise taxes payable by executives.

Termination Benefits Unrelated to Change in Control

The table below reflects the value of compensation and benefits that might have been payable under DXC plans and arrangements existing as of February 2, 2018, the most recent practicable date prior to the date of this filing, if Ms. Crouther’s, Mr. Kavanaugh’s and Mr. Gallagher’s employment had been terminated on that date in the circumstances explained below. These amounts are reported based upon each individual’s compensation and service levels as of such date and, if applicable, in accordance with SEC regulations, based on DXC’s closing stock price of $98.89 on such date. This table will be updated in future amendments to this Information Statement to provide this information as of March 31, 2018 or, if the registration statement of which this Information Statement forms a part is declared effective before March 31, 2018, in a Current Report on Form 8-K. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, retirement plans and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under DXC’s broad-based 401(k) plan.

The actual amounts that would be paid upon each individual’s termination of employment absent a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, DXC’s stock price and the executive’s age and service.

The benefits payable as a result of a termination of employment as reported in the columns of this table are as follows.

•	Cash Severance Benefit: Under the DXC Workforce Reduction Policy, upon an involuntary termination without cause, eligible employees may receive a cash severance benefit up to 8 weeks of pay based on their respective years of service;

•	Benefits Continuation: The DXC Workforce Reduction Policy provides that upon an involuntary termination without cause, DXC will pay the applicable premium for the first 30 days of COBRA continuation coverage for eligible employees who elect COBRA; and

•	Equity Awards: No unvested equity awards would have become vested upon Ms. Crouther’s, Mr. Kavanaugh’s or Mr. Gallagher’s termination of employment absent a change in control.

Name	Cash Severance Benefit[1]	Benefits Continuation	Equity Awards	Aggregate Payments
Marilyn Crouther	$73,077	$0	$0	$73,077
John Kavanaugh	$26,293	$1,435	$0	$27,728
James Gallagher	$30,258	$809	$0	$31,067

(1)	The cash severance benefit is equal to (i) 8 weeks of base salary for Ms. Crouther; (ii) 4 weeks of base salary for Mr. Kavanaugh; and (iii) 6 weeks of base salary for Mr. Gallagher, based on each individual’s years of service per the DXC Workforce Reduction Policy.

Vesting of Equity Awards Upon Terminations of Employment. All DXC annual equity awards provide for accelerated vesting (unless the DXC Compensation Committee determines otherwise) upon retirement, other than for Cause (as defined below), at age 62 or older with at least 10 years of service (and, in the case of PSUs, provided the executive’s retirement date is more than one year after the grant date). None of Ms. Crouther, Mr. Kavanaugh or Mr. Gallagher is eligible to retire under this definition. In addition, all annual equity awards provide for accelerated vesting upon an executive’s termination of employment due to death or permanent disability, with vesting of PSUs occurring with respect to only a pro-rata fraction of the target amount (based on the executive’s service during the applicable performance period), as opposed to the full target amount, if such termination occurred during the applicable performance period. If Ms. Crouther, Mr. Kavanaugh or Mr. Gallagher had terminated employment due to death or permanent disability, they would each have received the amounts shown next to their respective names for early vesting of service-vesting RSUs and PSUs on the Change in Control Termination Benefits table above, except that amounts for PSU grants would be pro-rated.

For purposes of the equity awards, “Cause” means:

•	fraud, misappropriation, embezzlement or other act of material misconduct against DXC or any of its affiliates;

•	conviction of a felony involving a crime of moral turpitude;

•	willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of DXC; or

•	substantial and willful failure to render services in accordance with the terms of his or her employment (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the employee in writing by the employee’s supervisor at least 60 days prior to termination identifying the manner in which such supervisor believes that the employee has failed to perform and (ii) the employee has thereafter failed to remedy such failure to perform.

There are provisions in the award agreements for all stock options and RSUs (including PSUs) which require the holder of such securities to deliver to DXC an amount in cash equal to the intrinsic value of the securities on the date (the “Realization Date”) they vested (in the case of RSUs or restricted stock) or were exercised (in the case of stock options) if the holder:

•	competes with DXC after voluntary termination of employment and prior to six months after the Realization Date, or

•	solicits DXC’s customers or solicits for hire or hires DXC’s employees, or discloses DXC’s confidential information, after voluntary or involuntary termination of employment and prior to one year after a Realization Date.

These forfeiture provisions do not apply if there is a change in control within three years prior to the employment termination date.

Director Compensation

As a business unit of DXC prior to the Spin-Off, USPS did not have any non-employee directors. The form and terms of our director compensation program for periods after the Spin-Off and Mergers are still under evaluation, and we expect to provide details in an amendment to this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with DXC

Following the Distribution, DXC will not own any of our shares and we will operate independently of DXC. In addition, we do not expect to depend on DXC to conduct our business following the Distribution apart from certain limited transitional support services as well as IP licenses and non-U.S. agency services. In order to govern the ongoing relationships between us and DXC after the Spin-Off and to facilitate an orderly transition, we and DXC intend to enter into agreements providing for various services and rights following the Spin-Off and under which we and DXC will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with DXC. For a summary of the terms of the material agreements we expect to enter into with DXC, see “The Separation and Distribution Agreement and the Ancillary Agreements”.

Agreement with Veritas Capital Management

For a summary of the terms of our agreement with Veritas Capital Management, see “The Separation and Distribution Agreement and the Ancillary Agreements—Side Letter Agreement”.

Related Party Transaction Policy

Our Board of Directors intends to adopt a written policy requiring the approval by the Nominating/Corporate Governance Committee of all transactions in excess of $120,000 between Ultra and any related person. For the purposes of this policy, a related person is any person who was in any of the following categories at any time during the fiscal year: (i) a director or executive officer of Ultra; (ii) any nominee for director; (iii) any immediate family member of a director or executive officer, or of any nominee for director (immediate family members are any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director and any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed); (iv) any beneficial owner of more than 5% of Ultra’s common stock; or (v) any immediate family member of any such beneficial owner. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. In determining whether to approve an interested transaction, the Nominating/Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director will participate in any discussion or approval of an interested transaction for which he or she (or an immediate family member) is a related party, except that the director will provide all material information concerning the interested transaction to the Nominating/Corporate Governance Committee. For as long as there are any members of our Board of Directors associated with or employed by DXC, each will recuse himself or herself from decisions by our Board of Directors regarding matters relating to DXC including matters relating to the agreements between us and DXC described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF ULTRA

As of the date of this Information Statement, DXC beneficially owns all the outstanding shares of our common stock. After the Spin-Off, DXC will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each of our executive officers following the Spin-Off; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of DXC common stock on January 24, 2018, giving effect to a distribution ratio of one share of our common stock for every two shares of DXC common stock he, she or it held.

To the extent our directors and executive officers own DXC common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of DXC common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that                  shares of our common stock will be issued and outstanding, based on the approximately                  shares of DXC common stock outstanding on                     . The actual number of shares of our common stock outstanding following the Spin-Off will be determined on                  , the Record Date.

Name and Address of Beneficial Owner [1]	Number of Shares Beneficially Owned		Percentage of Class
Veritas Capital Fund Management, L.L.C.	[2]		14.03%[2]
590 Madison Avenue
New York, New York, 10022

The Vanguard Group, Inc.	11,921,541	[3]	8.38%[3]
100 Vanguard Blvd.
Malvern, Pennsylvania 19355

BlackRock, Inc.	9,167,093	[4]	6.4%[4]
40 East 52nd Street
New York, New York 10022

Dodge & Cox	8,968,384	[5]	6.30%[5]
555 California Street, 40th Floor,
San Francisco, California 94104

John M. Curtis	—		—

Marilyn Crouther	38,693	[6]	— [7]

J. Michael Lawrie	295,555		— [7]

Ramzi M. Musallam	[8]		14.03%[8]

All executive officers and directors of the Company, as a group	[9]		[9]

1	Unless otherwise indicated, the address of each person or group is c/o Ultra SC Inc., 13600 EDS Drive, Herndon, VA 20171.
2	Immediately following consummation of the Mergers, we estimate that Veritas Capital Management will beneficially own approximately shares representing approximately 14.03% of our outstanding common stock as a result of being a parent company or control person of Vencore.
3	Based solely on the most recently available Schedule 13G/A filed by The Vanguard Group (“Vanguard”) with the SEC on April 10, 2017 regarding CSC and the most recently available Schedule 13G/A filed by Vanguard with the SEC on February 13, 2017 regarding HPE. The Schedule 13G/A regarding CSC provides that Vanguard had sole voting power over 136,502 shares of CSC, shared voting power over 30,100 shares of CSC, sole dispositive power over 14,640,350 shares of CSC, and shared dispositive power over 161,773 shares of CSC. The Schedule 13G/A regarding HPE provides that Vanguard has sole voting power over 2,626,603 shares of HPE, shared voting power over 308,161 shares of HPE, sole dispositive power over 102,317,908 shares of HPE, and shared dispositive power over 2,927,014 shares of HPE.
4	Based solely on the most recently available Schedule 13G filed with the SEC on February 1, 2018 by BlackRock, Inc. (“BlackRock”) regarding DXC. The Schedule 13G regarding DXC provides that (i) BlackRock is a parent holding company or control person and (ii) BlackRock, through its subsidiaries identified therein, had sole voting power over 16,063,032 shares of DXC and sole dispositive power over 18,334,186 shares of DXC.
5	Based solely on the most recently available Schedule 13G/A filed with the SEC on March 20, 2017 regarding HPE. According to its Schedule 13G/A, Dodge & Cox reported having sole voting power over 200,778,540 shares of HPE, shared voting power over no shares of HPE, sole dispositive power over 208,800,172 shares of HPE and shared dispositive power over no shares of HPE. The securities reported on the Schedule 13G/A are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act of 1940 and other managed accounts, and which clients have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, DXC’s stock.
6	With respect to Ms. Crouther, Mr. Gallagher and all executive officers and directors of the Company as a group, includes 37,328; 1,742 and 39,070 shares of common stock, respectively, subject to employee options which were outstanding on January 24, 2018, and currently are exercisable or which are anticipated to become exercisable within 60 days thereafter. These shares have been deemed to be outstanding in computing the Percentage of Class.
7	Less than 1%.
8	Mr. Musallam is a member of our Board of Directors is also the Managing Partner of Veritas Capital Management. Mr. Musallam may be deemed a beneficial owner of the shares of common stock beneficially owned by Veritas Capital Management and its affiliated investment funds and certain co-investors.
9	The executive officers and directors, as a group, have sole voting and investment power with respect to shares.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution, DXC, as our sole stockholder, will approve and adopt our Amended and Restated Articles of Incorporation, and our Board of Directors will approve and adopt our Amended and Restated Bylaws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and certain provisions of Nevada law. You are encouraged to read our form of Amended and Restated Articles of Incorporation and our form of Amended and Restated Bylaws, which are filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is part, for greater detail with respect to these provisions.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 750,000,000 shares of common stock, par value $0.01 per share, and 1,000,0000 shares of preferred stock, par value $0.01 per share.

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately                  shares of our common stock will be issued and outstanding, based on approximately                  shares of DXC common stock outstanding as of              . The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of DXC common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to DXC’s equity plans and any repurchases of DXC shares by DXC pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Common Stock

The following description of our capital stock sets forth general terms and provisions of our common stock and preferred stock based on the provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and provisions of applicable Nevada law.

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a different vote is required by law or specifically required by our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws.

Subject to the rights of any holders of our preferred stock, the holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for the payment of dividends. However, if our Board of Directors grants rights of cumulative dividends to any series of our preferred stock, our Amended and Restated Articles of Incorporation limit our ability to take certain actions, including with respect to the payment of dividends on our common stock, if such accrued dividends are owed to the holders of any series of preferred stock. For example, no cash payments for distributions or dividends may be made to the holders of our common stock unless all accrued dividends for past and current dividend periods on all series of preferred stock entitled to cumulative dividends have been declared and set apart for payment. In addition, so long as accrued dividends with respect to any series of our preferred stock that is entitled to cumulative dividends remains unpaid for any period to and including the preceding dividend date, we may not purchase or redeem any shares of our capital stock.

In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock have been paid in full, the holders of our common stock are entitled to share ratably in all remaining assets. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our Board of Directors may issue up to 1,000,000 shares of only one class of preferred stock in one or more series and, subject to Chapter 78 of the Nevada Revised Statutes (the “Nevada Corporation Law”), our Board of Directors may set the designations, preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions of such preferred stock. Each share of preferred stock is of equal rank with each other share of preferred stock, regardless of series, with respect to the payment of dividends and the distribution of capital assets.

Our Board of Directors has the power to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the Board of Directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change in control of our company.

If our Board of Directors grants voting power to the holders of shares of any series of preferred stock, holders of shares of such series will be entitled to no more than one vote per share voting with the holders of shares of our common stock at each annual or special meeting of stockholders upon all matters upon which a vote is taken except that if the holders of shares of such series are entitled to elect two or more directors, as a class, the holders of shares of such series will not be entitled to a vote for the election of any other directors of Ultra.

In addition, so long as accrued dividends with respect to any series of our preferred stock that is entitled to cumulative dividends remains unpaid for any period to and including the preceding dividend date, we may not purchase or redeem any shares of our capital stock.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Provisions of the Nevada Corporation Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Blank Check Preferred Stock. Our Amended and Restated Articles of Incorporation permit our Board of Directors to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the Board of Directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change of control of Ultra.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Our Amended and Restated Bylaws provide that any vacancies, including any newly created directorships, on the Board of Directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.

Removal of Directors by Stockholders. Our Amended and Restated Bylaws and the Nevada Corporation Law provide that directors may be removed by stockholders only by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock entitled to vote.

Stockholder Action. Our Amended and Restated Bylaws preclude stockholders from calling special meetings except where such special meetings are requested by stockholders representing 75% of the capital stock entitled to vote. Our Amended and Restated Bylaws prevent stockholder action by written consent for the election of directors and require the written consent of 90% of the capital stock entitled to vote for any other stockholder actions by written consent.

Advance Notice of Director Nominations and Stockholder Proposals. Our Amended and Restated Bylaws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As specified in our Amended and Restated Bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the Board of Directors or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in our Amended and Restated Bylaws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to our secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public announcement of the date of such meeting is first made, whichever first occurs.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in our Amended and Restated Bylaws, but only if the stockholder notice is delivered to our secretary at our principal executive offices not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of (1) the 60th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our Board of Directors to be elected at such meeting.

Amendments to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. Under the Nevada Corporation Law, our Amended and Restated Articles of Incorporation may not be amended by stockholder action alone. Amendments to the Amended and Restated Articles of Incorporation require a board resolution approved by the majority of the outstanding capital stock entitled to vote. Our Amended and Restated Bylaws may only be amended by stockholders upon the affirmative vote of 75% of the outstanding capital stock entitled to vote. Subject to the right of stockholders as described in the immediately preceding sentence, our Amended and Restated Bylaws may be adopted, amended or repealed by our Board of Directors.

Nevada Anti-Takeover Statute. We are subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Corporation Law Sections 78.411–78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s capital stock entitled to vote.

No Cumulative Voting. Our Amended and Restated Articles of Incorporation prohibits cumulative voting in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors

Nevada Corporation Law limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include provisions that require us to indemnify, to the fullest extent allowable under the Nevada Corporation Law, our directors or officers against monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the Nevada Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions under the Nevada Corporation Law and in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stock Exchange Listing

We intend to list our common stock on                          under the symbol “              .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

Direct Registration System

Our common stock will be registered in book-entry form through the direct registration system. Under this system, ownership of our common stock is reflected in account statements periodically distributed to stockholders by Wells Fargo Shareowner Services, our transfer agent, who holds the book-entry shares on behalf of our common stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that DXC’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement including its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on, or hyperlinked from, any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Before the Spin-Off, at:

Jonathan Ford

Director of Investor Relations

DXC Technology Company

1775 Tysons Boulevard

Tysons, VA 22102

Phone: 703-245-9700

After the Spin-Off, at:

Investor Relations

Ultra SC Inc.

13600 EDS Drive

Herndon, VA 20171

Phone: 703-245-9675

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page No.
United States Public Sector Business of DXC Technology Company Combined Audited Financial Statements
Disclosure on Registered Public Accounting Firm Independence	F-2
Report of Independent Registered Public Accounting Firm	F-3
Combined Statements of Operations for the Five Months Ended March 31, 2017 and the Fiscal Years Ended October 31, 2016, October 31, 2015 and October 31, 2014	F-4
Combined Balance Sheets as of March 31, 2017, October 31, 2016 and October 31, 2015	F-5
Combined Statements of Cash Flows for the Five Months Ended March 31, 2017 and the Fiscal Years Ended October 31, 2016, October 31, 2015 and October 31, 2014	F-6
Combined Statements of Equity for the Five Months Ended March 31, 2017 and the Fiscal Years Ended October 31, 2016, October 31, 2015 and October 31, 2014	F-7
Notes to Combined Financial Statements	F-8

United States Public Sector Business of DXC Technology Company Unaudited Interim Condensed Combined Financial Statements
Condensed Combined Statements of Operations for the Six Months Ended September 30, 2017 and July 31, 2016	F-31
Condensed Combined Balance Sheets as of September 30, 2017 and March 31, 2017	F-32
Condensed Combined Statements of Cash Flows for the Six Months Ended September 30, 3017 and July 31, 2016	F-33
Condensed Combined Statements of Equity for the Six Months Ended September 30, 3017 and July 31, 2016	F-34
Notes to Condensed Combined Financial Statements	F-35

Vencore Holding Corp. and KGS Holding Corp. Combined Financial Statements
Report of Independent Auditors	F-50
Audited Combined Balance Sheets as of December 31, 2016 and December 31, 2015 and Unaudited Combined Balance Sheets as of September 29, 2017	F-51

Audited Combined Statements of Operations for the Fiscal Years Ended December 31, 2016, December 31, 2015 and December 31, 2014 and Unaudited Combined Statements of Operations for the Nine Months Ended September 29, 2017 and September 30, 2016

F-52

Audited Combined Statements of Comprehensive Income (Loss) for the Fiscal Years Ended December 31, 2016, December 31, 2015 and December 31, 2014 and Unaudited Combined Statements of Comprehensive Income (Loss) for the Nine Months Ended September 29, 2017 and September 30, 2016

F-53

Audited Combined Statements of Cash Flows for the Fiscal Years Ended December 31, 2016, December 31, 2015 and December 31, 2014 and Unaudited Combined Statements of Cash Flows for the Nine Months Ended September 29, 2017 and September 30, 2016

F-54

Combined Statements of Stockholder’s (Deficit) Equity for the Fiscal Years Ended December 31, 2016, December 31, 2015, and December 31, 2014 and Unaudited Combined Statements of Stockholder’s (Deficit) Equity for the Nine Months Ended September 29, 2017 and September 30, 2016

F-55
Notes to Combined Financial Statements	F-56

Disclosure on Registered Public Accounting Firm Independence

Deloitte & Touche LLP (“Deloitte”) advised the audit committee (the “Audit Committee”) of DXC that it performed certain prohibited non-audit services for HP Inc. (“HP”) and Hewlett Packard Enterprise (“HPE”) during the period from November 1, 2013 through March 31, 2017. Services that indirectly related to the carve-out business of Ultra SC, Inc. (“Ultra”) included management functions, bookkeeping services, and a human resource service. Services that did not relate to the carve-out business of Ultra SC, Inc. comprised management functions. Deloitte also advised the Audit Committee that it had prohibited business relationships with, HP Inc. and Hewlett Packard Enterprise during the period from November 1, 2013 through March 31, 2017, a small portion of which related to the carve-out business of Ultra. These non-audit services, and business relationships were prohibited under the U.S. Securities and Exchange Commission’s (the “SEC”) auditor independence rules.

•	Deloitte informed the Audit Committee that for the following reasons Deloitte will maintain objectivity and impartiality on all issues encompassed within the audit of the carve-out financial statements of Ultra SC, Inc. for the years ended October 31, 2014, 2015, and 2016 and the five-month period from November 1, 2016 to March 31, 2017:

•	Deloitte was not the auditor of HP or HPE for any period

•	Ultra operates only in the US and as such it is unlikely any services provided by Deloitte directly impacted Ultra

•	Ultra was not treated as a separate reportable segment of HP or HPE for US GAAP reporting purposes

•	Ultra’s financial statements will be prepared by DXC

•	All identified relationships noted above were terminated prior to the merger resulting in the formation of DXC

•	The prohibited non-audit services noted above were not provided by the DXC or Ultra Deloitte audit engagement team

•	DXC conducted a rigorous process to identify an independent registered public accounting firm; no other firms that management thought had the capacity and experience to complete the audit engagement were independent of DXC and Ultra

•	The prohibited non-audit services noted above will not be subject to Deloitte’s audit of Ultra

•	Deloitte’s business relationships that related to Ultra were inconsequential to Ultra’s financial statements

•	Appropriate measures will be implemented with respect to the audit engagement team.

After considering the facts and circumstances, the Audit Committee concurred in Deloitte’s conclusion that, for the reasons described, the aforementioned matters will not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the carve-out financial statements of Ultra SC, Inc. for the years ended October 31, 2014, 2015, and 2016 and the five-month period from November 1, 2016 to March 31, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

DXC Technology Company

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the U.S. Public Sector Business of DXC Technology Company (the “Company”) as of March 31, 2017, October 31, 2016 and 2015 and the related combined statements of operations, equity, and cash flows for the five-month period from November 1, 2016 to March 31, 2017 and for each of the three fiscal years ended October 31, 2016, 2015 and 2014. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and October 31, 2016 and 2015, and the results of its operations and its cash flows for the five-month period from November 1, 2016 to March 31, 2017 and for each of the three fiscal years in the period ended October 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, DXC Technology Company (“DXC”) acquired the Company through the merger of Computer Sciences Corporation and the Enterprise Services Business of Hewlett-Packard Enterprise Company (“HPE”) on April 1, 2017. These combined financial statements of the Company were derived from the consolidated and combined financial statements and accounting records of HPE as if the Company were operated on a standalone basis during the periods presented. The combined statements of operations of the Company reflect allocations of general corporate expenses of DXC. These allocations may not reflect the expense the Company would have incurred as a standalone company for the periods presented.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

February 8, 2018

We have served as the Company’s auditor since 2017.

United States Public Sector Business of DXC Technology Company

Combined Statements of Operations

	Five Months Ended	Fiscal Years Ended
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
Revenues	$1,073	$2,732	$2,585	$2,955

Costs of services (excludes depreciation and amortization and restructuring costs)	820	2,086	2,101	2,144
Selling, general, and administrative (excludes depreciation and amortization and restructuring costs)	77	207	242	318
Depreciation and amortization	73	225	214	227
Restructuring costs	—	20	22	12
Separation costs	34	34	28	—
Interest expense	10	36	33	36
Interest income	—	(5)	(4)	(3)

Total costs and expenses	1,014	2,603	2,636	2,734

Income (loss) before taxes	59	129	(51)	221
Income tax provision (benefit)	23	49	(22)	83

Net income (loss)	$36	$80	$(29)	$138

The accompanying notes are an integral part of these combined financial statements.

United States Public Sector Business of DXC Technology Company

Combined Balance Sheets

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—
Receivables, net of allowance for doubtful accounts of $0, $0 and $1	391	423	602
Prepaid expenses	98	138	149
Deferred contract costs	22	11	97

Total current assets	511	572	848
Intangible assets, net of accumulated amortization of $60, $273 and $217	27	24	73
Deferred income taxes, net	40	78	64
Property and equipment, net of accumulated depreciation of $373, $507 and $471	469	523	508
Other assets	26	37	19

Total Assets	$1,073	$1,234	$1,512

LIABILITIES and EQUITY
Current liabilities:
Current capital lease liability	139	145	127
Accounts payable	107	151	144
Accrued payroll and related costs	12	24	27
Accrued expenses and other current liabilities	132	211	216
Deferred revenue and advance contract payments	76	118	179

Total current liabilities	466	649	693
Non-current capital lease liability	155	215	223
Non-current deferred revenue	22	23	32
Other long-term liabilities	14	9	9

Total Liabilities	657	896	957
Commitments and contingencies

Equity:
Parent company investment	416	338	555

Total Equity	416	338	555

Total Liabilities and Equity	$1,073	$1,234	$1,512

The accompanying notes are an integral part of these combined financial statements.

United States Public Sector Business of DXC Technology Company

Combined Statements of Cash Flows

	Five Months Ended	Fiscal Years Ended
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
Cash flows from operating activities:
Net income (loss)	$36	$80	$(29)	$138
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	73	225	214	227
Stock-based compensation	7	20	23	17
Restructuring charges	—	20	22	12
Deferred taxes	38	(14)	(36)	(77)
Other non-cash charges, net	(1)	(3)	6	11
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Decrease (increase) in receivables	32	179	(57)	40
Decrease (increase) in prepaid expenses and other assets	40	79	(86)	11
(Decrease) increase in accounts payable and accruals	(125)	—	(41)	65
(Decrease) increase in advanced contract payments and deferred revenue	(43)	(70)	108	58
Decrease in accrued restructuring	(5)	(21)	(24)	(15)

Net cash provided by operating activities	52	495	100	487

Cash flows from investing activities:
Purchases of property and equipment	(2)	(14)	(8)	(6)
Payments for outsourcing contract costs	(8)	(7)	(10)	(24)

Net cash used in investing activities	(10)	(21)	(18)	(30)

Cash flows from financing activities:
Payments on lease liability	(65)	(160)	(147)	(136)
Transfers from (to) Parent, net	23	(314)	65	(321)

Net cash used in financing activities	(42)	(474)	(82)	(457)

Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

Supplemental cash flow disclosures:
Income taxes (refunded) paid, net	(15)	63	14	160
Interest paid in relation to capital lease obligations	10	31	29	27
Supplemental schedule of non-cash investing and financing activities:
Property and equipment acquired through capital leases	10	170	162	226

The accompanying notes are an integral part of these combined financial statements.

United States Public Sector Business of DXC Technology Company

Combined Statements of Equity

(in millions)	Parent Company Investment	Total Equity
Balance at October 31, 2013	$729	$729
Net income	138	138
Transfers to Parent, net	(328)	(328)

Balance at October 31, 2014	539	539
Net loss	(29)	(29)
Transfers from Parent, net	45	45

Balance at October 31, 2015	555	555
Net income	80	80
Transfers to Parent, net	(297)	(297)

Balance at October 31, 2016	338	338
Net income	36	36
Transfers from Parent, net	42	42

Balance at March 31, 2017	$416	$416

The accompanying notes are an integral part of these combined financial statements.

United States Public Sector Business of DXC Technology Company

Notes to Combined Financial Statements

Note 1: Overview and Summary of Significant Accounting Policies

Background

The accompanying combined financial statements and notes present the combined results of operations, financial position, and cash flows of the United States Public Sector business, (the “Company” or “USPS”) of DXC Technology Company (“DXC”).

USPS delivers technology services and business solutions to all levels of government in the United States. USPS helps clients to address their key objectives of: (1) transforming and modernizing through innovation, (2) enhancing security and privacy, (3) improving efficiency and effectiveness, (4) reducing and optimizing costs, and (5) becoming more agile, flexible, and resilient. USPS aims to be a transformation partner that can maximize technology’s potential to create the solutions that matter most to its government clients. USPS supports various accounts at the U.S. federal, state, and local government levels.

On April 1, 2017, DXC was formed through the strategic combination of Computer Sciences Corporation (“CSC”) with the Enterprise Services business (“HPES”) of Hewlett Packard Enterprise Company (“HPE”), and USPS, which was a business unit of HPE, became a business unit of DXC. Previously, on November 1, 2015, HPE was spun-off from Hewlett-Packard Company, now called HP Inc. (“HPI”). Accordingly, the term “Parent” refers to HPI for periods prior to October 31, 2015, to HPE for between November 1, 2015 and March 31, 2017 and to DXC for periods from April 1, 2017 onward.

On October 11, 2017, the Company announced that it had entered into an Agreement and Plan of Merger with Ultra SC Inc., Ultra First VMS Inc., Ultra Second VMS LLC, Ultra KMS Inc., Vencore Holding Corp. (“Vencore”), KGS Holding Corp (“KeyPoint”), The SI Organization Holdings LLC and KGS Holding LLC (the “Merger Agreement”). The Merger Agreement provides that the Company will spin off its United States Public Sector business and combine it with Vencore and KeyPoint to form a separate, independent publicly traded company to serve U.S. public sector clients.

To effect the spin-off and merger, DXC will first undertake a series of internal transactions, following which Ultra SC Inc., DXC’s new wholly-owned subsidiary, will hold USPS as well as certain other assets and liabilities attributed to it by DXC. The separation will be completed by way of a pro rata distribution of Ultra SC Inc. shares held by DXC to DXC’s stockholders as of the record date. Completion of the separation will be subject to customary conditions. Refer to “The Transactions—Conditions to the Spin-Off” and “The Transactions—Conditions to Consummation of the Mergers,” of the Information Statement for additional information.

Basis of Presentation

These combined financial statements of USPS were derived from the consolidated combined financial statements and accounting records of Parent as if USPS were operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). USPS historically reported its results based on a fiscal year ending on October 31 and upon the formation of DXC, USPS reports its results based on a fiscal year ending March 31. The combined financial statements of USPS for the annual periods ending October 31, 2014, 2015 and 2016 and for the five-month period ended March 31, 2017 do not give effect to purchase price allocation adjustments associated with the strategic combination of CSC and HPES on April 1, 2017.

The combined statements of operations of USPS reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of USPS and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, USPS. The allocations may not, however, reflect the expense USPS would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if USPS had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The combined balance sheets of USPS include Parent assets and liabilities that are specifically identifiable or otherwise attributable to USPS, including subsidiaries and affiliates in which Parent has a controlling financial interest or is the primary beneficiary. Parent’s cash has not been assigned to USPS for any of the periods presented because those cash balances are not directly attributable to USPS. USPS reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment on the combined balance sheets. Parent’s long-term debt, other than capital lease obligations, has not been attributed to USPS for any of the periods presented because Parent’s borrowings are not the legal obligation of USPS.

Parent maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at a subsidiary level. USPS’s employees participate in those programs and a portion of the cost of those plans are allocated and included in the combined statement of operations. However, the combined balance sheets do not include net benefit plan obligations as the pension plans were accounted as multiemployer benefit plans.

In the opinion of management, the accompanying combined financial statements of USPS contain all adjustments, including normal recurring adjustments, necessary to present fairly USPS’s financial position as of March 31, 2017, October 31, 2016 and 2015 and its results of operations and cash flows for the five months ended March 31, 2017, fiscal 2016, fiscal 2015, and fiscal 2014.

Principles of Combination

The combined financial statements include USPS’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of USPS have been eliminated.

Intercompany transactions between USPS and Parent other than leases with HPE Financial Services are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows within financing activities and in the combined balance sheets within Parent company investment.

The combined financial statements include the operations of USPS except for certain USPS consulting activities which were historically conducted pursuant to contracts with HPE rather than the Company or one of its subsidiaries. Because those contracts were not novated until after October 31, 2016, no information regarding those activities has been presented in our results of operations for fiscal 2016, fiscal 2015 and fiscal 2014 and only a portion of the revenues associated with these consulting activities is presented in our results of operations above for the five-month period ended March 31, 2017. Periods subsequent to March 31, 2017 will reflect all these consulting activities in our results of operations.

Business Segment Information

The Company’s chief operating decision maker, the chief operating officer, obtains, reviews, and manages the Company’s financial performance as a single operating segment.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Amounts subject to significant judgment and estimates include contracts accounted for using the percentage-of-completion method, intangible assets, certain deferred costs, valuation allowances on deferred tax assets, loss accruals for litigation, and inputs used for computing stock-based compensation. Actual results could differ materially from those estimates.

Leases with HPE’s Wholly-Owned Leasing Subsidiary

USPS enters into leasing arrangements with HPE’s wholly-owned leasing subsidiary, HPE Financial Services, which are cash settled on a recurring basis in accordance with the contractual terms of the leasing arrangements. These leasing arrangements are accounted for as capital leases or operating leases based on the contractual terms of the individual leasing arrangements. Capital lease obligations are presented on the face of the combined balance sheets in current and non-current capital lease liability and principal payments on these obligations are reflected in Payments on lease liability within financing activities in the combined statements of cash flows.

Parent Company Investment

Parent company investment in the combined balance sheets and combined statements of equity represents Parent’s historical investment in USPS, the net effect of transactions with and allocations from Parent and USPS’s accumulated earnings.

Revenue Recognition

General

USPS recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable, and collectability is reasonably assured. USPS limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified refund or return rights.

In instances when revenue is derived from sales of third-party vendor products or services, USPS records revenue on a gross basis when USPS is a principal to the transaction and on a net basis when USPS is acting as an agent between the customer and the vendor. USPS considers several factors to determine whether it is acting as a principal or an agent, most notably whether USPS is the primary obligor to the customer, has established its own pricing and has inventory and credit risks.

USPS reports revenue net of any taxes collected from customers and to be remitted to government authorities. The collected taxes are recorded as current liabilities until they are remitted to the relevant government authority.

Total revenues by customer type were as follows:

	Five Months Ended	Fiscal Years Ended
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
U.S. federal government	$980	$2,485	$2,332	$2,697
State and local government	93	247	253	258

	$1,073	$2,732	$2,585	$2,955

Multiple element arrangements

When a sales arrangement contains multiple elements or deliverables, such as hardware and software products, and/or services, USPS allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”) of selling price, if available, third-party evidence (“TPE”) if VSOE of selling price is not available, or estimated selling price (“ESP”) if neither VSOE of selling price nor TPE is available. USPS establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. USPS establishes TPE of selling price by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. USPS establishes ESP based on management judgment considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life-cycle. Consideration is also given to market conditions such as competitor pricing strategies and technology industry life cycles. In most arrangements with multiple elements, USPS allocates the transaction price to the individual units of accounting at inception of the arrangement based on their relative selling price.

USPS evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value to the customer.

For elements with no standalone value, USPS recognizes revenue consistent with the pattern of the undelivered elements. If the arrangement includes a customer-negotiated refund or return right or other contingency relative to the delivered items, and the delivery and performance of the undelivered items is considered probable and substantially within USPS’s control, the delivered element constitutes a separate unit of accounting. In arrangements with combined units of accounting, changes in the allocation of the transaction price among elements may impact the timing of revenue recognition for the contract but will not change the total revenue recognized for the contract.

Services revenue

USPS recognizes revenue from time and materials contracts, cost-plus-fee contracts and fixed-price contracts, such as consulting arrangements, as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. USPS recognizes revenue on fixed-price contracts for design and build projects (to design, develop and construct software infrastructure and systems) using the percentage-of-completion method. USPS uses the cost-to-cost method to measure progress toward completion as determined by the percentage of cost incurred to date compared to the total estimated costs of the project. Estimates of total project costs for fixed-price contracts are regularly revised during the life of a contract. Provisions for estimated losses on fixed-priced contracts are recognized in the period when such losses become known. If reasonable and reliable cost estimates for a project cannot be made, USPS uses the completed contract method and recognizes revenue and costs upon service completion. Adjustments due to changes in estimates on fixed-price contracts were not material to USPS’s combined financial statements for the periods presented. For time and material contracts, USPS recognizes revenue as services are rendered and recognizes costs as they are incurred.

USPS generally recognizes outsourcing services revenue in the period when the service is provided and the amount earned is not contingent on the occurrence of any future event. USPS recognizes revenue using an objective measure of output for unit-priced contracts. Revenue for fixed-price outsourcing contracts with periodic billings is recognized on a straight-line basis if the service is provided evenly during the contract term. Provisions for estimated losses on outsourcing arrangements are recognized in the period when such losses become probable and estimable.

Product Revenue

For hardware and software products, USPS recognizes revenue generated from direct sales to end customers when the relevant revenue recognition criteria are satisfied. Product revenue was not material in any of the periods presented, except for fiscal 2016 when product revenue was approximately 13% of revenue, with a related margin of approximately 16%, primarily as a result of a large product sale on a contract that did not occur in any other period.

Deferred Revenue

USPS records amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are satisfied. Deferred revenue represents cash amounts received in advance for outsourcing startup services work, consulting and integration projects, or product sales.

Stock-Based Compensation

USPS’s employees have historically participated in Parent’s stock-based compensation plans. Stock-based compensation expense is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service and performance vesting conditions on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is based on Parent’s historical experience.

Taxes on Earnings

USPS’s operations have historically been included in the tax returns filed by the respective Parent entities of which USPS’s businesses are a part. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate return basis as if USPS filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if USPS were a separate taxpayer and a standalone enterprise for the periods presented. Current income tax liabilities are assumed to be settled with Parent on the last day of the reporting period and are relieved through the Parent company investment account and the transfers from (to) Parent, net in the combined statements of cash flows.

USPS recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. USPS records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

USPS records accruals for uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. USPS makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

Accounts Receivable

Receivables consist of amounts billed and currently due from customers, as well as amounts currently due but unbilled. Unbilled receivables include: (1) amounts to be billed in following month in the ordinary course of business; (2) contracts measured under the percentage-of-completion method of accounting; and (3) amounts retained by the customer until the completion of a specified contract, completion of government audit activities or until negotiation of contract modification or claims.

Allowances for uncollectible billed and unbilled receivables are estimated based on a combination of write-off history, aging analysis and any specific and known collectability issues.

Concentrations of Risk

Financial instruments that potentially subject USPS to significant concentrations of credit risk consist principally of receivables from trade customers and financing receivables.

USPS participates in cash management, funding arrangements and risk management programs managed by Parent. USPS performs ongoing credit evaluations of the financial condition of its customers. USPS receivables are primarily with the U.S. Government, and thus USPS does not have material credit risk exposure for amounts billed.

Deferred Contract Costs

Included in the combined balance sheets are certain costs related to the performance of the Company’s U.S. Government contracts which are required to be recorded under U.S. GAAP but are not currently allocable to contracts. These costs are allocated to contracts when they are paid or otherwise agreed. The Company regularly assesses the probability of recovery of these costs. This assessment requires the Company to make assumptions about the extent of cost recovery under its contracts and the amount of future contract activity.

Property and Equipment

Property and equipment, which includes capital lease assets, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. The estimated useful lives of the Company’s property and equipment are as follows:

Property and Equipment:
Buildings	Up to 40 years
Computers and related equipment	4 to 5 years
Furniture and other equipment	2 to 15 years
Leasehold improvements	Shorter of lease term or useful life

Intangible Assets

The Company’s estimated useful lives for finite-lived intangible assets are shown in the table below:

Software	2 to 10 years
Program assets	Expected program asset life
Outsourcing contract costs	Contract life, excluding option years

Software is amortized predominantly using the straight-line method. Costs of outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed on a straight-line basis over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities and can be separated into two principal categories: contract premiums and transition/set-up costs. Contract premiums are amounts paid to customers in excess of the fair value of assets acquired and are amortized as a reduction to revenues. Transition/set-up costs are primarily associated with assuming control over customer IT operations and transforming them to be consistent with contract specifications. Program intangible assets are amortized in proportion to the estimated undiscounted cash flows projected over the estimated life of the asset or on a straight-line basis if such cash flows cannot be reliably estimated.

Long-Lived Asset Impairment

USPS reviews intangible assets with finite lives and long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. USPS assesses the recoverability of assets based on the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If the undiscounted future cash flows are less than the carrying amount, the asset is impaired. USPS measures the amount of impairment loss, if any, as the difference between the carrying amount of the asset and its fair value using an income approach or, when available and appropriate, using a market approach.

Loss Contingencies

USPS is involved in various lawsuits, claims, investigations and proceedings that arise in the ordinary course of business. USPS records a liability for contingencies when it believes it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) amended the existing accounting standards for intangible assets. The amendments provide explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The amendments also eliminate the practice of accounting for software licenses as executory contracts which may result in more software assets being capitalized. USPS adopted the guidance during the five months ended March 31, 2017. The adoption of the amendments did not have a material impact on the combined financial statements.

In November 2015, the FASB amended the existing accounting standards for income taxes. The amendments require companies to report their deferred tax assets and liabilities each as a single non-current item on their classified balance sheets. USPS elected to adopt the amendments in the first quarter of fiscal 2016 and applied them retrospectively to all periods presented in the combined financial statements, as permitted by the standard.

In September 2015, the FASB amended the existing accounting standards to simplify the accounting for measurement period adjustments to provisional amounts recognized in a business combination. The amendments require all such adjustments to be recognized in the period they are determined. Adjustments related to previous reporting periods since the acquisition date must be disclosed by statement of operations line item, either on the face of the statements of operations or within the footnotes. USPS elected to early adopt the amendments in the first quarter of fiscal 2016, as permitted by the standard. The adoption of the amendments did not have a material impact on the combined financial statements.

In March 2016, the FASB amended the existing accounting standards for employee share-based payment arrangements. The amendments require all excess tax benefits and tax deficiencies to be recognized as income tax expense or income tax benefit, respectively, rather than as additional paid-in capital. The amendments also increase the amount an employer can withhold in order to cover income taxes on awards, allow companies to recognize forfeitures of awards as they occur, and require companies to present excess tax benefits from stock-based compensation as an operating activity in the statement of cash flows rather than as a financing activity. USPS adopted the guidance during the five months ended March 31, 2017. The adoption of the amendments did not have a material impact on the combined financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2016, the FASB amended the existing accounting standards for income taxes. The amendments require the recognition of the income tax consequences for intra-entity transfers of assets other than inventory when the transfer occurs. Under current GAAP, current and deferred income taxes for intra-entity asset transfers are not recognized until the asset has been sold to an outside party. The amendments will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. USPS is required to adopt the guidance in the first quarter of fiscal 2019. Early adoption is permitted. The adoption of the amendments is not expected to have a material impact on the combined financial statements.

In August 2016, the FASB amended the existing accounting standards for the statement of cash flows. The amendments provide guidance on eight classification issues related to the statement of cash flows. USPS is required to adopt the guidance in the first quarter of fiscal 2019. The amendments should be applied retrospectively to all periods presented. For issues that are impracticable to apply retrospectively, the amendments may be applied prospectively as of the earliest date practicable. Early adoption is permitted, including adoption in an interim period. USPS is currently evaluating the timing and the impact of these amendments on its combined financial statements.

In February 2016, the FASB amended the existing accounting standards for leases. The amendments require lessees to record, at lease inception, a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term on their balance sheets. Lessees may elect to not recognize lease liabilities and ROU assets for most leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives received and the lessee’s initial direct costs. For finance leases, expense will be the sum of interest on the lease obligation and amortization of the ROU asset, resulting in a front-loaded expense pattern. For operating leases, expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The current sale-leaseback guidance, including guidance applicable to real estate, is also replaced with a new model for both lessees and lessors. USPS is required to adopt the guidance in the first quarter of fiscal 2020 using a modified retrospective approach. Early adoption is permitted. USPS is currently evaluating the timing and the impact of these amendments on its combined financial statements.

In May 2014, the FASB amended the existing accounting standards for revenue recognition. The amendments, along with amendments issued in 2015 and 2016, will replace most existing revenue recognition guidance under U.S. GAAP and eliminate industry specific guidance. The core principle of the amendments is that revenue is recognized when the transfer of goods or services to customers occurs in an amount that reflects the consideration to which USPS expects to be entitled in exchange for those goods or services. The guidance also addresses the timing of recognition of certain costs incurred to obtain or fulfill a customer contract. Further, it requires the disclosure of sufficient information to enable readers of USPS’s financial statements to understand the nature, amount, timing and uncertainty of revenues, and cash flows arising from customer contracts, and information regarding significant judgments and changes in judgments made.

The amendments provide two methods of adoption: full retrospective and modified retrospective. Under the full retrospective method, the standard would be applied to all periods presented with previously disclosed periods restated under the new guidance. Under the modified retrospective method, prior periods would not be restated but rather a cumulative catch-up adjustment would be recorded on the adoption date. USPS will adopt this standard in the first quarter of Fiscal 2019 and expects to adopt using the modified retrospective method.

USPS has performed an initial assessment of the impact of the standard and continues to assess the impact that the guidance will have on accounting policies, processes, systems and internal controls. USPS is currently in the process of implementing the new standard. Based on the implementation efforts to-date, USPS expects the primary accounting impacts to include the following:

•	USPS’s IT and business process outsourcing arrangements comprise a series of distinct services, for which revenue is expected to be recognized as the services are provided in a manner that is generally consistent with current practices.

•	USPS has certain arrangements involving the sale of proprietary software and related services for which vendor-specific objective evidence of fair value may not exist, resulting in the deferral of revenues. Under the new standard, estimates of standalone selling price will be necessary for all software performance obligations, which may result in the acceleration of revenues.

•	USPS currently does not capitalize commission costs, which will be required in certain cases under the new standard and amortized over the period that services or goods are transferred to the customer. However, USPS is currently assessing the impact of the standard on commission plans of the Company.

As the quantitative impact of adopting the standard may be significantly impacted by arrangements contracted before the adoption date, USPS has not yet reached a conclusion about whether the accounting impact of the new standard will be material to its combined financial statements. However, USPS expects continuing significant implementation efforts to accumulate and report additional disclosures required by the standard.

Note 2: Restructuring

USPS records charges associated with Parent-approved restructuring plans to simplify business processes and accelerate innovation. Restructuring charges can include infrastructure charges to vacate facilities and consolidate operations and contract cancellation costs. USPS records restructuring charges based on estimated employee terminations and site closure and consolidation plans. USPS accrues for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.

Summary of Restructuring Plans

Restructuring charges of $0 million, $20 million, $22 million and $12 million have been recorded by USPS during the five months ended March 31, 2017 and fiscal 2016, fiscal 2015 and fiscal 2014, respectively, based on restructuring activities impacting USPS’s employees and infrastructure. Restructuring activities related to USPS’s employees and infrastructure, summarized by plan year, were as follows:

(in millions)	Accrued restructuring as of October 31, 2016	Costs expensed, net of reversals	Cash paid	Accrued restructuring as of March 31, 2017
Fiscal 2015 Plan
Workforce reductions	$5	$—	$(4)	$1
Facilities costs	—	—	—	—

Total	$5	$—	$(4)	$1

Fiscal 2012 Plan
Workforce reductions	$1	$—	$(1)	$—
Facilities costs	—	—	—	—

Total	$1	$—	$(1)	$—

(in millions)	Accrued restructuring as of October 31, 2015	Costs expensed, net of reversals	Cash paid	Accrued restructuring as of October 31, 2016

Fiscal 2015 Plan
Workforce reductions	$—	$15	$(10)	$5
Facilities costs	—	5	(5)	—

Total	$—	$20	$(15)	$5

Fiscal 2012 Plan
Workforce reductions	$7	$—	$(6)	$1
Facilities costs	—	—	—	—

Total	$7	$—	$(6)	$1

(in millions)	Accrued restructuring as of October 31, 2014	Costs expensed, net of reversals	Cash paid	Accrued restructuring as of October 31, 2015

Fiscal 2012 Plan
Workforce reductions	$5	$22	$(20)	$7
Facilities costs	—	—	—	—

Total	$5	$22	$(20)	$7

Other Plans
Workforce reductions	$—	$—	$—	$—
Facilities costs	4	—	(4)	—

Total	$4	$—	$(4)	$—

(in millions)	Accrued restructuring as of October 31, 2013	Costs expensed, net of reversals	Cash paid	Accrued restructuring as of October 31, 2014

Fiscal 2012 Plan
Workforce reductions	$1	$12	$(8)	$5
Facilities costs	—	—	—	—

Total	$1	$12	$(8)	$5

Other Plans
Workforce reductions	$—	$—	$—	$—
Facilities costs	11	—	(7)	4

Total	$11	$—	$(7)	$4

Restructuring liability is included in accrued expenses and other current liabilities in the combined balance sheets at March 31, 2017, October 31, 2016 and October 31, 2015.

Fiscal 2015 Restructuring Plan

On September 14, 2015, Parent’s Board of Directors approved a restructuring plan (the “2015 Plan”) in connection with the spin-off of HPE from HPI, which will be implemented through fiscal 2018. USPS recognized $20 million in total aggregate charges in connection with the 2015 Plan. USPS estimates that it will not incur additional aggregate pre-tax charges in connection with the 2015 Plan.

Fiscal 2012 Restructuring Plan

On May 23, 2012, Parent adopted a multi-year restructuring plan (the “2012 Plan”) designed to simplify business processes, accelerate innovation and deliver better results for customers, employees and stockholders.

USPS recognized $34 million in total aggregate charges in connection with the 2012 Plan. Activities under the 2012 Plan were complete as of March 31, 2017.

Other Plans

Restructuring plans initiated by Parent in fiscal 2008 and 2010 were completed as of October 31, 2015.

Note 3: Retirement and Post-Retirement Benefit Plans

Defined Benefit Plans

Certain eligible employees, retirees and other former employees of USPS participate in certain U.S defined benefit pension plans offered by Parent. These plans whose participants included both USPS employees and other employees of Parent are accounted for as multiemployer benefit plans and the related net benefit plan obligations are not included in the combined balance sheets. The related benefit plan expense has been allocated to USPS based on USPS’s labor costs and allocations of corporate and other shared functional personnel. USPS total net pension benefit cost was $27 million and $5 million in fiscal 2015 and fiscal 2014, respectively, and was included in costs of services and selling, general and administrative expenses in the combined statements of operations. USPS employees did not participate in the defined benefit plans subsequent to October 31, 2015. Therefore, USPS did not recognize benefit plan expense in the five months ended March 31, 2017 and fiscal 2016.

In January 2015, Parent offered certain terminated vested participants of the U.S. HP Pension Plan, a Shared plan, a one-time voluntary window during which they could elect to receive their pension benefit as a lump sum payment. As a result, the Parent pension plan trust made lump sum payments to eligible participants who elected to receive their pension benefit under this lump sum program. The defined benefit plan settlement charges of $27 million was included in selling, general and administrative expenses in the combined statement of operations for the year ended October 31, 2015, primarily include settlement expenses and additional net periodic benefit cost resulting from this lump sum program.

Defined Contribution Plans

Parent offers various defined contribution plans for U.S. employees. USPS defined contribution expense was $1 million, $3 million, $3 million and $2 million in the five months ended March 31, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

Note 4: Stock-Based Compensation

Certain of USPS’s employees participated in stock-based compensation plans sponsored by Parent. Parent’s stock-based compensation plans included incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on Parent’s common shares and, as such, are not reflected in the combined statements of equity. Stock-based compensation expense includes expense attributable to USPS based on the awards and terms previously granted under the incentive compensation plan to USPS’s employees and an allocation of Parent’s corporate and shared functional employee expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that USPS would have experienced as an independent company for the periods presented.

Parent’s Stock-Based Incentive Compensation Plans

Parent’s stock-based incentive compensation plans include equity plans adopted in 2015, 2004 and 2000, as amended (“Principal Equity Plans”). Stock-based awards granted from the Principal Equity Plans include restricted stock awards, stock options, and performance-based awards. Employees who meet certain employment qualifications are eligible to receive stock-based awards.

Restricted stock awards are non-vested stock awards that may include grants of restricted stock or restricted stock units. Restricted stock awards and cash-settled awards are generally subject to forfeiture if employment terminates prior to the lapse of the restrictions. Such awards generally vest one to three years from the date of grant. During the vesting period, ownership of the restricted stock cannot be transferred. Restricted stock has the same dividend and voting rights as common stock and is considered to be issued and outstanding upon grant. The dividends paid on restricted stock are non-forfeitable. Restricted stock units have forfeitable dividend equivalent rights equal to the dividend paid on common stock. Restricted stock units do not have the voting rights of common stock, and the shares underlying restricted stock units are not considered issued and outstanding upon grant. The fair value of the restricted stock awards is the closing price of Parent’s common stock on the grant date of the award. USPS expenses the fair value of restricted stock awards ratably over the period during which the restrictions lapse.

Stock options granted under the Principal Equity Plans were generally non-qualified stock options, but the Principal Equity Plans permitted certain options granted to qualify as incentive stock options under the U.S. Internal Revenue Code. Stock options generally vest over three to four years from the date of grant. The exercise price of a stock option was equal to the closing price of Parent’s stock on the option grant date. The majority of stock options issued by Parent contained only service vesting conditions. However, starting in fiscal 2011, Parent began granting performance-contingent stock options that vest only on the satisfaction of both service and market conditions prior to the expiration of those awards.

Stock-Based Compensation Expense

Stock-based compensation expense and the resulting tax benefits recognized by USPS were as follows:

	Five Months Ended	Fiscal Years Ended
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
Stock-based compensation expense	$7	$20	$23	$17
Income tax benefit	3	8	9	7

Stock-based compensation expense, net of tax	$4	$12	$14	$10

In May 2016, in connection with the announcement of the spin-off of HPES, Parent modified its stock-based compensation program such that certain unvested equity awards outstanding on May 24, 2016 will vest upon the earlier of: (i) the termination of an employee’s employment with HPE as a direct result of an announced sale, divestiture or spin-off of a subsidiary, division or other business; (ii) the termination of an employee’s employment with HPE without cause; or (iii) June 1, 2018. This modification also includes changes to the performance and market conditions of certain performance-based awards.

Cash received from option exercises and purchases under Parent’s ESPP by USPS employees was $4 million, $4 million, and $2 million in fiscal 2016, fiscal 2015 and fiscal 2014, respectively. There was no cash received from option exercises and purchases under Parent’s ESPP by USPS employees for the five months ended March 31, 2017. The net effect of this transaction is reflected within Parent company investment in the combined statements of cash flows.

Restricted Stock Awards

A summary of restricted stock awards activity for restricted stock held by USPS employees under former Parent’s plans is as follows:

	Five Months Ended		Fiscal Years Ended
	March 31, 2017		October 31, 2016		October 31, 2015		October 31, 2014
(in thousands)	Shares	Weighted- Average Grant Date Fair Value Per Share	Shares	Weighted- Average Grant Date Fair Value Per Share	Shares	Weighted- Average Grant Date Fair Value Per Share	Shares	Weighted- Average Grant Date Fair Value Per Share
Outstanding at Beginning of Year (1)	2,364	$15	1,145	$15	1,071	$22	728	$19
Converted from former Parent’s plan (1)	—	—	914	15	—	—	—	—
Granted	766	18	555	15	529	37	730	28
Vested	(1,455)	17	(181)	15	(435)	39	(301)	26
Forfeited	(1,675)	15	(69)	15	(20)	32	(86)	23

Outstanding at end of year	—	—	2,364	15	1,145	23	1,071	22

(1)	In connection with HPE’s November 1, 2015 separation from HPI, USPS employees with outstanding former Parent restricted stock awards received HPE replacement restricted stock awards upon the separation.

The total grant date fair value of restricted stock awards vested for USPS employees for the five months ended March 31, 2017, fiscal 2016, fiscal 2015 and fiscal 2014 was $15 million, $2 million, $12 million and $5 million, respectively, net of taxes.

Stock Options

Parent utilizes the Black-Scholes-Merton option pricing model to estimate the fair value of stock options subject to service-based vesting conditions. Parent estimates the fair value of stock options subject to performance-contingent vesting conditions using a combination of a Monte Carlo simulation model and a lattice model as these awards contain market conditions. The weighted-average fair value and the assumptions used to measure fair value were as follows:

	Five Months Ended	Fiscal Years Ended
	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
Weighted-average fair value (1)	$4	$4	$8	$7
Expected volatility (2)	31.1%	31.1%	26.8%	33.1%
Risk-free interest rate (3)	1.7%	1.7%	1.7%	1.8%
Expected dividend yield (4)	1.5%	1.5%	1.8%	2.1%
Expected term in years (5)	5.4	5.4	5.9	5.7

(1)	The weighted-average fair value was based on stock options granted during the period.
(2)	For options granted in fiscal 2016, expected volatility was estimated using average historical volatility of selected peer companies. For options granted in fiscal 2015, expected volatility was estimated using the implied volatility derived from options traded on Hewlett-Packard Company’s common stock. For options granted in fiscal 2014, expected volatility for options subject to service-based vesting was estimated using the implied volatility derived from options traded on Hewlett-Packard Company’s common stock, whereas for performance-contingent options, expected volatility was estimated using the historical volatility of Hewlett-Packard Company’s common stock.
(3)	The risk-free interest rate was estimated based on the yield on U.S. Treasury zero-coupon issues.

(4)	The expected dividend yield represents a constant dividend yield applied for the duration of the expected term of the option.
(5)	For options granted in fiscal 2016 subject to service-based vesting, the expected term was estimated using the simplified method detailed in SEC Staff Accounting Bulletin No. 110, since it was HPE’s first fiscal year as a separate stand-alone company. For options granted in fiscal 2015 and 2014 subject to service-based vesting, the expected term was estimated using historical exercise and post-vesting termination patterns. For performance-contingent stock options, the expected term represents an output from the lattice model.

A summary of stock option activity for stock options held by USPS employees under former Parent’s plans is as follows:

	Five Months Ended				Fiscal Years Ended
	March 31, 2017				October 31, 2016				October 31, 2015				October 31, 2014
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intristic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intristic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intristic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intristic Value
	(in thousands)		(in years)	(in millions)	(in thousands)		(in years)	(in millions)	(in thousands)		(in years)	(in millions)	(in thousands)		(in years)	(in millions)
Outstanding at Beginning of Year (1)	791	$15			359	$15			497	$25			592	$26
Converted from former Parent’s plan (1)	—	—			287	15			—	—			—	—
Granted	—	—			328	17			67	37			87	27
Expired	(113)	15			(181)	16			(121)	35			(36)	21
Forfeited/cancelled/expired	(678)	16			(2)	25			(84)	12			(146)	28

Outstanding at end of Year	—	—	—	—	791	16	5	$4	359	28	5	$1	497	26	5	$6

Vested and Expected to vest at end of year	—	—	—	—	744	16	5	4	351	27	5	1	479	26	5	5

Exercisable at end of year	—	—	—	—	416	15	4	2	285	26	4	1	298	29	4	3

(1)	In connection with HPE’s November 1, 2015 separation from Hewlett-Packard Company, USPS employees with outstanding former Parent stock options received HPE replacement stock options upon the separation.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that USPS employee option holders would have realized had all USPS employee option holders exercised their options on the last trading day of fiscal 2016, fiscal 2015 and fiscal 2014. The aggregate intrinsic value is the difference between Parent’s closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options. The total intrinsic value of options exercised by USPS employees for the five months ended March 31, 2017 and in fiscal 2016, fiscal 2015 and fiscal 2014 was $1 million, $2 million, $2 million and less than $1 million, respectively. The total grant date fair value of options granted to USPS employees which vested for the five months ended March 31, 2017 was less than $1 million, net of taxes.

Employee Stock Purchase Plan

Parent sponsors the ESPP, pursuant to which eligible employees may contribute up to 10% of their eligible compensation, subject to certain income limits, to purchase shares of Parent’s common stock. Pursuant to the terms of the ESPP, employees purchase stock under the ESPP at a price equal to 95% of Parent’s closing stock price on the purchase date. No stock-based compensation expense was recorded in connection with those purchases because the criteria of a non-compensatory plan were met.

Note 5: Taxes on Earnings

USPS’s provision (benefit) for taxes and deferred tax balances have been calculated on a separate return basis as if USPS filed its own tax returns, although its operations have been included in Parent’s U.S. federal and state returns. USPS had no income (loss) from entities domiciled outside of the U.S. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if USPS were a separate taxpayer and a standalone enterprise for the periods presented.

Provision (Benefit) for Taxes

The provision (benefit) for taxes were as follows:

	Five Months Ended	Fiscal Years Ended
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
U.S. federal taxes:
Current	$(15)	$54	$12	$137
Deferred	35	(12)	(31)	(66)
State taxes:
Current	—	9	2	23
Deferred	3	(2)	(5)	(11)

	$23	$49	$(22)	$83

The differences between the U.S. federal statutory income tax rate and USPS’s effective tax rate were as follows:

	Five Months Ended	Fiscal Years Ended
	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
U.S. federal statutory income tax rate	35%	35%	(35)%	35%
State income taxes, net of federal tax	4%	4%	(4)%	4%
R&D credit	(1)%	(1)%	(6)%	(1)%
Other items, net	1%	—%	2%	—%

	39%	38%	(43)%	38%

Unrecognized Tax Benefits

A reconciliation of unrecognized tax benefits is as follows:

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
Balance at beginning of year	$7	$7	$6
Increases:
For current year’s tax positions	1	—	1

Balance at end of year	$8	$7	$7

Up to $8 million, $7 million, and $7 million of USPS’s unrecognized tax benefits as of March 31, 2017, October 31, 2016, and October 31, 2015, respectively, would affect USPS’s effective tax rate if realized.

USPS recognizes interest income from favorable settlements and interest expense and penalties accrued on unrecognized tax benefits in its provision/(benefit) for income taxes in the combined statements of operations. USPS had an immaterial amount of accrued interest or penalties as of March 31, 2017, October 31, 2016, and October 31, 2015.

For the periods presented, the unrecognized tax benefits reflected in the combined financial statements have been determined using the separate return method. Parent engages in continuous discussion and negotiation with taxing authorities regarding tax matters in various jurisdictions. Parent does not expect complete resolution of any U.S. Internal Revenue Service (“IRS”) audit cycle within the next 12 months, and therefore, USPS does not expect a significant change to their unrecognized tax benefits within the next 12 months. USPS is subject to income tax in the U.S at the federal and state level and is subject to routine corporate income tax audits in these jurisdictions. The IRS is conducting an audit of Parent’s 2009 to 2015 federal income tax returns and thus these years remain open, in addition to fiscal 2016. With respect to major state tax jurisdictions, Parent is no longer subject to tax authority examination for years prior to 2005.

USPS believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from federal and state tax audits. USPS regularly assesses the likely outcomes of these audits in order to determine the appropriateness of unrecognized tax benefits. USPS adjusts its unrecognized tax benefits to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular audit. However, income tax audits are inherently unpredictable and there can be no assurance that Parent will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in the provision (benefit) for taxes in the combined statements of operations and therefore the resolution of one or more of these uncertainties in any particular period could have a material impact on net earnings or cash flows.

Deferred Income Taxes

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. For purposes of the combined balance sheets, deferred tax balances and tax carryforwards and credits have been recorded under the separate return method.

The significant components of deferred tax assets and deferred tax liabilities were as follows:

	As of
	March 31, 2017		October 31, 2016		October 31, 2015
(in millions)	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Fixed assets	$—	$(3)	$—	$(3)	$—	$(3)
Employee and retiree benefits	5	—	25	—	28	—
Restructuring	—	—	2	—	3	—
Loss and credit carryovers	2	—	—	—	—	—
Purchased intangible assets	—	(1)	—	(1)	—	(19)
Deferred service revenue	38	—	54	—	82	—
Deferred service cost	—	(9)	—	(7)	—	(38)
Accrued liabilities	8	—	8	—	11	—

Gross deferred tax assets and liabilities	53	(13)	89	(11)	124	(60)
Valuation allowance	—	—	—	—	—	—

Net deferred tax assets and liabilities	$53	$(13)	$89	$(11)	$124	$(60)

USPS adopted ASU 2015-17, Balance Sheet Classification of Deferred Taxes, issued by the FASB in November 2015, and elected to apply it on a retrospective basis. As a result, all of USPS’s deferred tax assets and liabilities are classified as noncurrent as of March 31, 2017, October 31, 2016 and retrospectively as of October 31, 2015. See Note 1, “Overview and Summary of Significant Accounting Policies,” for more details. The Company has state net operating loss carryforwards of $2 million for the five months ended March 31, 2017 with an expiration date of 2037. The Company has no state net operating loss carryforwards for fiscal 2016 and fiscal 2015. The Company has no U.S. Federal net operating loss carryforwards available at March 31, 2017, October 31, 2016 and October 31, 2015.

Income tax related assets and liabilities are included in the accompanying combined balance sheets as follows:

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
Non-current deferred tax assets	$40	$78	$64
Non-current liability for unrecognized tax benefits	(8)	(7)	(7)

The non-current liability for unrecognized tax benefits is included in Other Long-Term liabilities in the combined balance sheets.

Note 6: Balance Sheet Details

Balance sheet details were as follows:

Receivables

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
Billed receivables	$195	$222	$285
Unbilled receivables	196	201	318

Gross receivables	391	423	603
Allowance for doubtful accounts	—	—	(1)

Receivables, net of allowance for doubtful accounts	$391	$423	$602

Property and Equipment

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
Land, buildings and leasehold improvements	$339	$340	$331
Computers and related equipment	449	619	567
Furniture and other equipment	54	71	81

	842	1,030	979
Accumulated depreciation	(373)	(507)	(471)

	$469	$523	$508

The gross property and equipment and accumulated depreciation presented in the above table include property under capital leases and the related accumulated amortization, respectively. Property under capital leases is comprised primarily of computers and related equipment. Capital lease assets included in property and equipment in the combined balance sheets were $442 million, $613 million and $562 million as of March 31, 2017, October 31, 2016 and October 31, 2015, respectively. Accumulated depreciation on the property under capital leases was $149 million, $274 million and $230 million as of March 31, 2017, October 31, 2016 and October 31, 2015, respectively.

Depreciation expense for property and equipment, excluding capital lease assets, was $6 million, $14 million, $17 million and $53 million for the five months ended March 31, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

Depreciation expense for capital lease assets was $62 million, $153 million, $136 million and $114 million for the five months ended March 31, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

Other Assets

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
Deferred contracts costs—long-term and other	$1	$8	$—
Prepaid expenses—long term	25	29	19

Total other assets	$26	$37	$19

Accrued Expenses and Other Current Liabilities

	As of
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015
Accrued liabilities for customer program	$94	$142	$115
Litigation liabilities	14	14	15
Other	24	55	86

	$132	$211	$216

Note 7: Intangible Assets

Intangible assets were as follows:

	As of March 31, 2017
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Software	$27	$24	$3
Program assets	11	10	1
Outsourcing contract costs	49	26	23

Total intangible assets	$87	$60	$27

	As of October 31, 2016
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
(in millions)
Software	$39	$37	$2
Program assets	218	215	3
Outsourcing contract costs	40	21	19

Total intangible assets	$297	$273	$24

	As of October 31, 2015
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Software	$39	$38	$1
Program assets	217	168	49
Outsourcing contract costs	34	11	23

Total intangible assets	$290	$217	$73

Amortization expense for the five months ended March 31, 2017 and fiscal 2016, fiscal 2015 and fiscal 2014 was $5 million, $58 million, $61 million, and $60 million, respectively.

Note 8: Capital Lease Obligations

Capital lease obligations primarily consist of contractual arrangements with Parent’s wholly-owned subsidiary, HPE Financial Services. As of March 31, 2017, future minimum lease payments required to be made under capital leases were as follows:

Fiscal Year	(in millions)
Remainder of 2017	$93
2018	132
2019	83
2020	13
2021	—
Thereafter	—

Total minimum lease payments	321
Less: Amount representing interest and executory costs	27

Present value of net minimum lease payments	294
Less: Current maturities of capital lease obligations	139

Long-term capitalized lease liabilities	$155

Note 9: Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses

The combined statements of operations include an allocation of general corporate expenses from Parent for certain management and support functions which are provided on a centralized basis within Parent. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. These allocations were $58 million, $152 million, $169 million and $172 million in the five months ended March 31, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively, and they are recorded within costs of services and selling, general and administrative in the combined statements of operations.

Management of USPS and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, USPS. These allocations may not, however, reflect the expense USPS would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if USPS had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Investment

Parent company investment on the combined balance sheets and statements of equity represents Parent’s historical investment in USPS, the net effect of transactions with and allocations from Parent and USPS’s accumulated earnings.

Transfers from (to) Parent, net

Transfers from (to) Parent, net are included within Parent company investment. The components of the Transfers from (to) Parent, net on the combined statements of equity for all periods presented were as follows:

	Five Months Ended	Fiscal Years Ended
(in millions)	March 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014
Cash pooling and general financing activities	$(1)	$(512)	$(138)	$(660)
Corporate allocations	58	152	169	172
Income taxes	(15)	63	14	160

Transfers from (to) Parent, net per combined statements of equity	$42	$(297)	$45	$(328)

Note 10: Litigation and Contingencies

USPS is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement includes provisions that allocate liability and financial responsibility for litigation involving HPE and USPS, collectively the parties, as well as providing for cross-indemnification of the parties against liabilities to one party arising out of liabilities allocated to the other party. In addition, as part of the Separation and Distribution Agreement, HPE and USPS have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Separation and Distribution Agreement also contains provisions that allocate liability and financial responsibility for such litigation relating to both parties’ businesses. USPS records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. USPS reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. Litigation is inherently unpredictable. However, USPS believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. USPS believes it has recorded adequate provisions for any such matters and, as of March 31, 2017, October 31, 2016 and October 31, 2015, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

State of Michigan v. HP Enterprise Services, LLC: In 2005, the State of Michigan (“MI”) entered into a contract with Electronic Data Systems Corp. (later renamed HP Enterprise Services, LLC, now known as Enterprise Services LLC (“ES”)) for the purpose of designing, developing, and implementing an enterprise application for the MI Department of State (MI’s Department of Motor Vehicles). On August 28, 2015, MI sent a letter notifying ES that the contract had been terminated for cause. The key disagreement between the parties related to the apportionment of responsibility for missed project milestones (and MI’s effort to put all of the blame for delays on ES) and the value of the deliverables that MI had accepted as of the date of the termination. On September 18, 2015, MI filed a complaint against ES in Michigan state court seeking $11 million in liquidated damages, the State’s costs of re-procuring and completing the project, and injunctive relief. The parties executed a Settlement Agreement on March 28, 2017, pursuant to which the termination for cause was converted to a termination for convenience and ES agreed to pay MI $9.5 million and to provide MI with a $3.5 million credit on future work. A stipulation of dismissal was entered by the court dismissing the MI state action on April 25, 2017.

Dispute with the State of New Jersey regarding MATRX Contract: On September 11, 2008, the State of New Jersey (“NJ”) entered into Term Contract T-2512, Motor Vehicle Automated Transaction System

(“MATRX”) Implementation for the Motor Vehicle Commission (the “MATRX Contract”) with Sabre Software, Inc. (later renamed Hewlett-Packard State & Local Enterprise Services, Inc., now known as Enterprise Services State and Local Inc. (“ES S&L”)) to design, develop and implement a motor vehicle application to replace NJ’s then existing system. On July 24, 2014, ES S&L received a Suspension Notice from NJ stopping work on the MATRX Contract. NJ asserted that the rationale for the suspension was to permit it to dedicate its IT resources on updating its Legacy system to be compliant with federal regulations. NJ indicated that it believed ES to be responsible for the costs to update its Legacy system because these updates would not have been required had ES performed on time. On January 30, 2015, the parties entered into a Settlement Agreement pursuant to which the MATRX Contract was terminated for convenience effective January 28, 2015, and ES S&L agreed to pay NJ $14 million and provide to the state certain IP developed under the contract.

South Carolina Development of a Child Support Enforcement System and Family Court Case Management System: In 2007, the State of South Carolina (“SC”) entered into a contract with Sabre Software, Inc. (later renamed Hewlett-Packard State & Local Enterprise Services, Inc., now known as Enterprise Services State and Local Inc. (“ES S&L”)) to design and implement a statewide, automated child support enforcement system (“CSES”) meeting federal certification requirements. On July 10, 2013, SC terminated ES S&L for cause and alleged damages as high as $700 million. ES S&L subsequently filed affirmative claims against SC alleging that the state was the cause of the failure. The dispute went through a year-long administrative hearing before the SC Chief Procurement Office. The matter was settled in January 2015. To settle the litigation, Hewlett-Packard Company (“HP”), the prior owner of ES S&L, paid SC $44 million and SC agreed to pay HP $5 million for unpaid invoices for goods and services delivered and retainage withheld under the Contract. As part of this settlement, the termination for cause was converted to a termination for convenience. As part of the settlement, ES S&L retained an obligation to make a contingent payment in the event that SC is required to pay (whether by affirmative payment or an offset reducing the Title IV-D grant) the United States Office of Child Support Enforcement (“OCSE”) any sum for a failed project adjustment under 45 C.F.R. Part 95, Subpart F, with the State required to first pay $5 million of any such sum. If the OCSE demands more than $5 million from the State for a failed project adjustment, then ES S&L will pay up to the next $3 million in recoupment. In no event shall ES S&L or any HP entity be responsible for any further recoupment payment beyond this payment of up to $3 million.

Washington, D.C. Navy Yard Litigation: In December 2013, a wrongful death action was filed in U.S. District Court for the Middle District of Florida against HP Enterprise Services, LLC, now known as Enterprise Services LLC (“ES”) and others in connection with the September 2013 Washington, D.C. Navy Yard shooting that resulted in the deaths of 12 individuals. The perpetrator was an employee of The Experts, ES’s now terminated subcontractor on ES’s IT services contract with the U.S. Navy (a contract served by USPS). A total of 15 lawsuits arising out of the shooting have been filed. All have been consolidated in the U.S. District Court for the District of Columbia. ES filed motions to dismiss, which the Court has granted in part and denied in part. Discovery is proceeding.

Forsyth, et al. v. HP Inc. and Hewlett Packard Enterprise: This purported class and collective action was filed on August 18, 2016 in the U.S. District Court for the Northern District of California, against HP and HPE alleging violations of the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code. Former business units of HPE, including Ultra, will be proportionately liable for any recovery by plaintiffs in this matter. Plaintiffs filed an amended complaint on December 19, 2016. Plaintiffs seek to certify a nationwide class action under the ADEA comprised of all U.S. residents employed by defendants who had their employment terminated pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 (deferral states) and April 8, 2015 (non-deferral states), and who were 40 years of age or older at the time of termination. Plaintiffs also seek to represent a Rule 23 class under California law comprised of all persons 40 years or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012. On January 30, 2017, defendants filed a partial motion to dismiss and a motion to compel arbitration of claims by opt-in plaintiffs who signed releases as part of their WFR packages. On September 20, 2017, the Court denied the partial motion to dismiss without prejudice, but granted defendants’ motions to compel arbitration. Accordingly, the Court has stayed the entire action pending arbitration, and administratively closed the case. Plaintiffs have filed a motion for reconsideration as well as a notice of appeal to the Ninth Circuit (which has been denied as premature). The reconsideration motion, and others pending before the District Court relating to class arbitration, are fully briefed and will be adjudicated without oral argument.

In addition to the matters noted above, the Company is currently subject in the normal course of business to various claims and contingencies arising from, among other things, disputes with customers, vendors, employees, contract counterparties and other parties, as well as securities matters, environmental matters, matters concerning the licensing and use of intellectual property, and inquiries and investigations by regulatory authorities and government agencies. Some of these disputes involve or may involve litigation. The combined financial statements reflect the treatment of claims and contingencies based on management’s view of the expected outcome. USPS consults with outside legal counsel on issues related to litigation and regulatory compliance and seeks input from other experts and advisors with respect to matters in the ordinary course of business. Although the outcome of these and other matters cannot be predicted with certainty, and the impact of the final resolution of these and other matters on the Company’s results of operations in a particular subsequent reporting period could be material and adverse, management does not believe based on information currently available to the Company, that the resolution of any of the matters currently pending against the Company will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due. Unless otherwise noted, the Company is unable to determine at this time a reasonable estimate of a possible loss or range of losses associated with the foregoing disclosed contingent matters.

Note 11: Guarantees and Indemnifications

Guarantees

In the ordinary course of business, USPS may issue performance guarantees to certain of its clients, customers and other parties pursuant to which USPS has guaranteed the performance obligations of third parties. Some of those guarantees may be backed by standby letters of credit or surety bonds. In general, USPS would be obligated to perform over the term of the guarantee in the event a specified triggering event occurs as defined by the guarantee. USPS believes the likelihood of having to perform under a material guarantee is remote.

USPS has entered into service contracts with certain of its clients that are supported by financing arrangements. If a service contract is terminated as a result of USPS’s non-performance under the contract or failure to comply with the terms of the financing arrangement, USPS could, under certain circumstances, be required to acquire certain assets related to the service contract. USPS believes the likelihood of having to acquire a material amount of assets under these arrangements is remote.

Indemnifications

In the ordinary course of business, USPS enters into contractual arrangements under which USPS may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on behalf of USPS or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. USPS also provides indemnifications to certain vendors and customers against claims of intellectual property infringement made by third parties arising from the use by such vendors and customers of USPS’s software products and services and certain other matters. Some indemnifications may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

Note 12: Commitments

Lease Commitments

USPS leases certain real and personal property under non-cancelable operating leases. Certain leases require USPS to pay property taxes, insurance and routine maintenance and include renewal options and escalation clauses. Rent expense was approximately $15 million, $29 million, $37 million and $42 million in the five months ended March 31, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

As of March 31, 2017, future minimum operating lease commitments were as follows:

Fiscal year (in millions)	Real Estate & Equipment

Remainder of 2017	$27
2018	42
2019	31
2020	14
2021	5
Thereafter	15

Minimum fixed rentals	134
Less: Sublease rental income	(26)

Total	$108

Note 13: Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through February 8, 2018, the date the combined financial statements were available to be issued.

On December 22, 2017, the President of the United States signed into law comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes significant changes to the Internal Revenue Code of 1986 with varying effective dates. The Act reduces the maximum corporate income tax rate to 21% effective as of January 1, 2018, requires companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries, broadens the tax base, generally eliminates U.S. federal income taxes on dividends from foreign subsidiaries, creates a new limitation on the deductibility of interest expense, limits the deductibility of certain executive compensation, and allows for immediate capital expensing of certain qualified property. It also requires companies to pay minimum taxes on foreign earnings and subjects certain payments from U.S. corporations to foreign related parties to additional taxes. The Act also includes provisions that may partially offset the benefit of such rate reduction, including the repeal of the deduction for domestic production activities. As a result of the Act, the Company expects there will be one-time adjustments for the re-measurement of deferred tax assets (liabilities) in the period of enactment.

Also, the SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Act.

The Company is currently evaluating the potential impacts of The Act. Quantifying the impacts of The Act is not practicable at this time due, among other things, to the inherent complexities involved. Accordingly, the Company expects to continue to analyze such impacts and record any such amounts in future periods.

United States Public Sector Business of DXC Technology Company

Condensed Combined Statements of Operations

(Unaudited)

	Successor	Predecessor
	Six Months Ended	Six Months Ended
(in millions)	September 30, 2017	July 31, 2016
Revenues	$1,382	$1,307

Costs of services (excludes depreciation and amortization and restructuring costs)	1,082	986
Selling, general, and administrative (excludes depreciation and amortization and restructuring costs)	81	109
Depreciation and amortization	70	117
Restructuring costs	7	15
Separation costs	17	12
Interest expense	7	18
Interest income	—	(3)

Total costs and expenses	1,264	1,254

Income before taxes	118	53
Income tax provision	46	20

Net income	$72	$33

The accompanying notes are an integral part of these condensed combined financial statements.

United States Public Sector Business of DXC Technology Company

Condensed Combined Balance Sheets

(Unaudited)

	Successor	Predecessor
	As of	As of
(in millions)	September 30, 2017	March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Receivables, net of allowance for doubtful accounts of $0 and $0	365	391
Prepaid expenses	90	98
Deferred contract costs	25	22

Total current assets	480	511
Intangible assets, net of accumulated amortization of $36 and $60	877	27
Goodwill	2,027	—
Deferred income taxes, net	—	40
Property and equipment, net of accumulated depreciation of $34 and $373	234	469
Other assets	27	26

Total Assets	$3,645	$1,073

LIABILITIES and EQUITY
Current liabilities:
Current capital lease liability	135	139
Accounts payable	208	107
Accrued payroll and related costs	8	12
Accrued expenses and other current liabilities	151	132
Deferred revenue and advance contract payments	65	76

Total current liabilities	567	466
Non-current capital lease liability	100	155
Non-current deferred revenue	9	22
Non-current deferred tax liabilities	216	—
Other long-term liabilities	16	14

Total Liabilities	908	657
Commitments and contingencies
Equity:
Parent company investment	2,737	416

Total Equity	2,737	416

Total Liabilities and Equity	$3,645	$1,073

The accompanying notes are an integral part of these condensed combined financial statements.

United States Public Sector Business of DXC Technology Company

Condensed Combined Statements of Cash Flows

(Unaudited)

	Successor	Predecessor
	Six Months Ended	Six Months Ended
(in millions)	September 30, 2017	July 31, 2016
Cash flows from operating activities:
Net income	$72	$33
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70	117
Stock-based compensation	—	9
Restructuring charges	7	15
Other non-cash charges, net	—	(1)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Decrease in receivables	29	106
Increase in prepaid expenses and other current assets	(5)	(40)
Increase (decrease) in accounts payable and accruals	98	(7)
Increase in deferred revenue and advances contract payments	8	12
Decrease in accrued restructuring	(5)	(14)

Net cash provided by operating activities	274	230

Cash flows from investing activities:
Purchases of property and equipment	(5)	(8)
Payments for outsourcing contract costs	(6)	(3)

Net cash used in investing activities	(11)	(11)

Cash flows from financing activities:
Payments on lease liability	(76)	(83)
Transfers to Parent, net	(187)	(136)

Net cash used in financing activities	(263)	(219)

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at ending of year	$—	$—

Supplemental cash flow disclosures:
Income taxes (refunded) paid, net	46	20
Interest paid in relation to capital lease obligations	4	15
Supplemental schedule of non-cash investing and financing activities:
Property and equipment acquired through capital leases	10	103

The accompanying notes are an integral part of these condensed combined financial statements.

United States Public Sector Business of DXC Technology Company

Condensed Combined Statements of Equity

(Unaudited)

(in millions)	Parent Company Investment	Total Equity
Predecessor:
Balance at January 31, 2016	$661	$661
Net income	33	33
Transfers to Parent, net	(137)	(137)

Balance at July 31, 2016	557	557

Successor:
Balance at March 31, 2017	416	416
Effects of purchase accounting	2,434	2,434
Net income	72	72
Transfers to Parent, net	(185)	(185)

Balance at September 30, 2017	$2,737	$2,737

The accompanying notes are an integral part of these condensed combined financial statements.

United States Public Sector Business of DXC Technology Company

Notes to Condensed Combined Financial Statements

Note 1: Overview and Summary of Significant Accounting Policies

Background

The accompanying condensed combined financial statements and notes present the condensed combined results of operations, financial position, and cash flows of the United States Public Sector business (“the Company” or “USPS”) of DXC Technology Company (“DXC”).

USPS delivers standardized technology services and business solutions to all levels of government in the United States. USPS helps clients to address their key objectives of: (1) transforming and modernizing through innovation, (2) enhancing security and privacy, (3) improving efficiency and effectiveness, (4) reducing and optimizing costs, and (5) becoming more agile, flexible, and resilient. USPS aims to be a transformation partner that can maximize technology’s potential to create the solutions that matter most to its government clients. USPS supports various accounts at the U.S. federal, state, and local government levels

On April 1, 2017, DXC was formed through the strategic combination of Computer Sciences Corporation (“CSC”) with the Enterprise Services business (“HPES”) of Hewlett Packard Enterprise Company (“HPE”), and USPS, which was a business unit of HPE, became a part of DXC. Previously, on November 1, 2015, HPE was spun-off from Hewlett-Packard Company, now called HP Inc. (“HPI”). Accordingly, the term “Parent” refers to HPI for periods prior to October 31, 2015, to HPE for between November 1, 2015 and March 31, 2017 and to DXC for periods from April 1, 2017 onward. For purposes of financial statement presentation, we refer to USPS’s periods post-acquisition by DXC as “Successor” and pre-acquisition as “Predecessor”.

On October 11, 2017, the Company announced that it had entered into an Agreement and Plan of Merger (“The Merger”) with Ultra SC Inc., Ultra First VMS Inc., Ultra Second VMS LLC, Ultra KMS Inc., Vencore Holding Corp. (“Vencore”), KGS Holding Corp (“KeyPoint”), The SI Organization Holdings LLC and KGS Holding LLC (the “Merger Agreement”). The Merger Agreement provides that the Company will spin off its United States Public Sector business and combine it with Vencore and KeyPoint to form a separate, independent publicly traded company to serve U.S. public sector clients.

To effect the spin-off and merger, DXC will first undertake a series of internal transactions, following which Ultra SC Inc., DXC’s new wholly-owned subsidiary, will hold USPS as well as certain other assets and liabilities attributed to it by DXC. The separation will be completed by way of a pro rata distribution of Ultra SC Inc. shares held by DXC to DXC’s stockholders as of the record date. Completion of the separation will be subject to customary conditions. Refer to “The Transactions—Conditions to the Spin-Off” and “The Transactions—Conditions to Consummation of the Mergers,” of the Information Statement for additional information.

Basis of Presentation

The condensed combined financial statements of USPS were derived from the Consolidated and Condensed combined financial statements and accounting records of Parent as if USPS were operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The condensed combined financial statements of USPS for the six months ended July 31, 2016 does not give effect to purchase price allocation adjustments associated with the strategic combination of CSC and HPES on April 1, 2017. These adjustments are reflected in the post-acquisition period results for USPS for the six months ended September 30, 2017, therefore, the post-acquisition period results for USPS are not comparable to pre-acquisition period results.

The condensed combined statements of operations of USPS reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of USPS and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, USPS. The allocations may not, however, reflect the expense USPS would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if USPS had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The condensed combined balance sheets of USPS include Parent assets and liabilities that are specifically identifiable or otherwise attributable to USPS, including subsidiaries and affiliates in which Parent has a controlling financial interest or is the primary beneficiary. Parent’s cash has not been assigned to USPS for any of the periods presented because those cash balances are not directly attributable to USPS. USPS reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment on the condensed combined balance sheets. Parent’s long-term debt, other than capital lease obligations, has not been attributed to USPS for any of the periods presented because Parent’s borrowings are not the legal obligation of USPS.

Parent maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at a subsidiary level. USPS’s employees participate in those programs and a portion of the cost of those plans are allocated and included in the condensed combined statements of operations. However, the condensed combined balance sheets do not include any net benefit plan obligations as the pension plans were accounted as multiemployer benefit plans. In the opinion of management, the accompanying condensed combined financial statements of USPS contain all adjustments, including normal recurring adjustments, necessary to present fairly USPS’s financial position as of September 30, 2017 and March 31, 2017 and its results of operations and cash flows for the six months ended September 30, 2017 and July 31, 2016. The results of operations and cash flows for the six months ended September 30, 2017 and July 31, 2016 are not necessarily indicative of the results to be expected for the full fiscal year.

Principles of Combination

The condensed combined financial statements include USPS’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of USPS have been eliminated.

Intercompany transactions between USPS and Parent other than leases with HPE Financial Services are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows within financing activities and in the condensed combined balance sheets within Parent company investment.

The combined financial statements include the operations of USPS except for certain USPS consulting activities which were historically conducted pursuant to contracts with Hewlett Packard Enterprise Company rather than the Company or one of its subsidiaries. Because those contracts were not novated until after October 31, 2016, no information regarding those activities has been presented in our results of operations for the six months ended July 31, 2016, however, these consulting activities are reflected in our results of operations in the six months ended September 30, 2017.

Business Segment Information

The Company’s chief operating decision maker, the chief operating officer, obtains, reviews, and manages the Company’s financial performance as a single operating segment based on combined financial data.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. Amounts subject to significant judgment and estimates include contracts accounted for using the percentage-of-completion method, intangible assets, certain deferred costs, collectability of receivables, valuation allowances on deferred tax assets, loss accruals for litigation, and inputs used for computing stock-based compensation. Actual results could differ materially from those estimates.

Leases with HPE’s Wholly-owned Leasing Subsidiary

USPS enters into leasing arrangements with HPE’s wholly-owned leasing subsidiary, HPE Financial Services, which are cash settled on a recurring basis in accordance with the contractual terms of the leasing arrangements. These leasing arrangements are accounted for as capital leases or operating leases based on the contractual terms of the individual leasing arrangements. Capital lease obligations are presented on the face of the condensed combined balance sheets in current and non-current capital lease liability and principal payments on these obligations are reflected in the Payments on lease liability within financing activities in the combined statements of cash flows.

Parent Company Investment

Parent company investment in the combined balance sheets and combined statements of equity represents Parent’s historical investment in USPS, the net effect of transactions with and allocations from Parent and USPS’s accumulated earnings.

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) amended the existing accounting standards for intangible assets. The amendments provide explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The amendments also eliminate the practice of accounting for software licenses as executory contracts which may result in more software assets being capitalized. USPS adopted the guidance during the five months ended March 31, 2017. The adoption of the amendments did not have a material impact on the condensed combined financial statements.

Recently Issued Accounting Pronouncements

In October 2016, the FASB amended the existing accounting standards for income taxes. The amendments require the recognition of the income tax consequences for intra-entity transfers of assets other than inventory when the transfer occurs. Under current GAAP, current and deferred income taxes for intra-entity asset transfers are not recognized until the asset has been sold to an outside party. The amendments will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. USPS is required to adopt the guidance in the first quarter of fiscal 2019. Early adoption is permitted. The adoption of the amendments is not expected to have a material impact on the condensed combined financial statements.

In August 2016, the FASB amended the existing accounting standards for the statement of cash flows. The amendments provide guidance on eight classification issues related to the statement of cash flows. USPS is required to adopt the guidance in the first quarter of fiscal 2019. The amendments should be applied retrospectively to all periods presented. For issues that are impracticable to apply retrospectively, the amendments may be applied prospectively as of the earliest date practicable. Early adoption is permitted, including adoption in an interim period. USPS is currently evaluating the timing and the impact of these amendments on its condensed combined financial statements.

In February 2016, the FASB amended the existing accounting standards for leases. The amendments require lessees to record, at lease inception, a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term on their balance sheets. Lessees may elect to not recognize lease liabilities and ROU assets for most leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives received, and the lessee’s initial direct costs. For finance leases, expense will be the sum of interest on the lease obligation and amortization of the ROU asset, resulting in a front-loaded expense pattern. For operating leases, expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The current sale-leaseback guidance, including guidance applicable to real estate, is also replaced with a new model for both lessees and lessors. USPS is required to adopt the guidance in the first quarter of fiscal 2020 using a modified retrospective approach. Early adoption is permitted. USPS is currently evaluating the timing and the impact of these amendments on its condensed combined financial statements.

In May 2014, the FASB amended the existing accounting standards for revenue recognition. The amendments, along with amendments issued in 2015 and 2016, will replace most existing revenue recognition guidance under U.S. GAAP and eliminate industry specific guidance. The core principle of the amendments is that revenue is recognized when the transfer of goods or services to customers occurs in an amount that reflects the consideration to which USPS expects to be entitled in exchange for those goods or services. The guidance also addresses the timing of recognition of certain costs incurred to obtain or fulfill a customer contract. Further, it requires the disclosure of sufficient information to enable readers of USPS’s financial statements to understand the nature, amount, timing and uncertainty of revenues, and cash flows arising from customer contracts, and information regarding significant judgments and changes in judgments made.

The amendments provide two methods of adoption: full retrospective and modified retrospective. Under the full retrospective method, the standard would be applied to all periods presented with previously disclosed periods restated under the new guidance. Under the modified retrospective method, prior periods would not be restated but rather a cumulative catch-up adjustment would be recorded on the adoption date. USPS will adopt this standard in the first quarter of Fiscal 2019 and expects to adopt using the modified retrospective method.

USPS has performed an initial assessment of the impact of the standard and continues to assess the impact that the guidance will have on accounting policies, processes, systems and internal controls. USPS is currently in the process of implementing the new standard. Based on the implementation efforts to-date, USPS expects the primary accounting impacts to include the following:

•	USPS’s IT and business process outsourcing arrangements comprise a series of distinct services, for which revenue is expected to be recognized as the services are provided in a manner that is generally consistent with current practices.

•	USPS has certain arrangements involving the sale of proprietary software and related services for which vendor-specific objective evidence of fair value may not exist, resulting in the deferral of revenues. Under the new standard, estimates of standalone selling price will be necessary for all software performance obligations, which may result in the acceleration of revenues.

•	USPS currently does not capitalize commission costs, which will be required in certain cases under the new standard and amortized over the period that services or goods are transferred to the customer. However, USPS is currently assessing the impact of the standard on commission plans of the Company.

As the quantitative impact of adopting the standard may be significantly impacted by arrangements contracted before the adoption date, USPS has not yet reached a conclusion about whether the accounting impact of the new standard will be material to its consolidated financial statements. However, the USPS expects continuing significant implementation efforts to accumulate and report additional disclosures required by the standard.

Note 2: Acquisition

On April 1, 2017, CSC, HPE, Everett SpinCo, Inc.(“Everett”), and New Everett Merger Sub Inc., a wholly-owned subsidiary of Everett (“Merger Sub”), completed the strategic combination of CSC with HPES to form DXC (the “Merger”). At the time of the Merger, Everett was renamed DXC, and as a result of the Merger, CSC became a direct wholly owned subsidiary of DXC. The transaction was determined to be a reverse merger and CSC was determined to be the accounting acquirer of DXC. Therefore, for accounting purposes DXC, and in turn USPS, was subject to purchase price allocation adjustments as of April 1, 2017.

The information presented in this note represents allocation of USPS’s purchase price to the assets acquired and liabilities assumed as of the acquisition date, April 1, 2017. The total fair value of consideration transferred for USPS was approximately $2.85 billion. Purchase price was determined based on the enterprise value of USPS estimated as part of the purchase price allocation related to the Merger.

The Company’s preliminary estimates of fair values of the assets acquired and the liabilities assumed are based on the information that was available as of the acquisition date, and the Company is continuing to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the acquisition date. The preliminary estimated purchase price is allocated as follows:

(in millions)	Estimated Fair Value
Cash and cash equivalents	$—
Accounts receivable	394
Prepaid expenses	86
Other current assets	22

Total current assets	502
Property and equipment	251
Intangible assets	906
Other assets	29

Total assets acquired	1,688

Accounts payable, accrued payroll, accrued expenses, and other current liabilities	412
Deferred revenue	66
Non-current capital lease liability	156
Non-current deferred tax liabilities	216
Other liabilities	15

Total liabilities assumed	865

Net identifiable assets acquired	823
Goodwill	2,027

Total estimated consideration transferred	$2,850

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed. The goodwill is not deductible for income tax purposes.

Current assets and liabilities

The Company valued current assets and liabilities using existing carrying values as an estimate for the fair value of those items at the Merger date due to the short-term nature of the underlying assets and liabilities.

Property and equipment

The acquired property and equipment are summarized in the following table:

(in millions)	Amount
Land, buildings, and leasehold improvements	$70
Computers and related equipment	181

Total	$251

The Company estimated the value of acquired property and equipment using predominantly the market method and in certain specific cases, the cost method.

Identified intangible assets

The acquired identifiable intangible assets are summarized in the following table:

(in millions)	Amount	Estimated Useful Lives (Years)
Software	$2	2-4
Program assets	900	13
Outsourcing contract costs	4	5

Total	$906

The Company estimated the value of program intangible assets using the multi-period excess earnings method. Outsourcing contract costs were fair valued taking into account continuing performance obligation.

Capital Lease Liability

Assumed indebtedness is comprised of capitalized lease liabilities. The Company will continue to assess the fair value of capital leases during the measurement period.

Deferred Tax Liabilities

The Company preliminarily recorded deferred tax assets and liabilities based on statutory tax rates in the U.S. jurisdictions of the legal entities where the acquired assets and liabilities are taxed. The Company will continue to assess the income tax implications of the acquisition during the measurement period.

Note 3: Sale of Receivables

Receivables Sales Facility

On July 14, 2017, Enterprise Services LLC, a wholly-owned subsidiary of Parent, entered into a Master Accounts Receivable Purchase Agreement (the “Purchase Agreement”) with certain financial institutions (the “Financial Institutions”). The Purchase Agreement established a federal government obligor receivables purchase facility (the “Facility”). Concurrently, Parent entered into a guaranty made in favor of the Financial Institutions, that guarantees the obligations of the sellers and servicers of receivables under the Purchase Agreement. The guaranty does not cover any credit losses under the receivables. In connection with the previously announced spin-off of the USPS business, Parent entered into certain amendments to the guaranty whereby Parent can request to terminate its guaranty at the time of the separation of the USPS business. In accordance with the terms of the Purchase Agreement, on January 23, 2018, the Purchase Agreement was amended to increase the facility limit from $200 million to $300 million in funding based on the availability of eligible receivables and the satisfaction of certain conditions.

Under the Facility, Parent sells USPS’s eligible federal government obligor receivables, including both billed and certain unbilled receivables. Parent has no retained interests in the transferred receivables other than collection and administrative functions for the Financial Institutions for a servicing fee. The Facility has a one-year term but may be extended.

The Company accounts for these receivable transfers as sales and derecognizes the sold receivables from its consolidated balance sheets. The fair value of the sold receivables approximated their book value due to their short-term nature. The Company estimated that its servicing fee was at fair value and therefore, no servicing asset or liability related to these services was recognized as of September 30, 2017.

During the six months ended September 30, 2017, the Company sold $486 million of billed and unbilled receivables. Collections corresponding to these receivables sales were $371 million. As of September 30, 2017, there was $26 million of cash collected by the Company, but not remitted to the Financial Institutions, which represents restricted cash recorded at the Parent level.

The net effect of these transactions with the Parent is reflected in Parent company investment.

Note 4: Restructuring

Summary of Restructuring Plans

Restructuring charges of $7 million and $15 million have been recorded by USPS during the six months ended September 30, 2017 and July 31, 2016, respectively, based on restructuring activities impacting USPS’s employees and infrastructure. Restructuring activities related to USPS’s employees and infrastructure, summarized by plan were as presented in the table below:

(in millions)	Accrued restructuring as of March 31, 2017	Costs expensed, net of reversals	Cash paid	Accrued restructuring as of September 30, 2017
Fiscal 2018 Plan
Workforce reductions	$—	$1	$(1)	$—
Facilities costs	—	6	(3)	3

Total	$—	$7	$(4)	$3

(in millions)	Accrued restructuring as of March 31, 2017	Costs expensed, net of reversals	Cash paid	Accrued restructuring as of September 30, 2017
Fiscal 2015 Plan
Workforce reductions	$1	$—	$(1)	$—
Facilities costs	—	—	—	—

Total	$1	$—	$(1)	$—

Restructuring liability is included in accrued expenses and other current liabilities in the condensed combined balance sheets at September 30, 2017.

Fiscal 2018 Restructuring Plan

On June 30, 2017, Parent approved a post-Merger restructuring plan (the “Fiscal 2018 Plan”). The restructuring initiatives are intended to reduce Parent’s cost structure and related operating costs, improve its competitiveness, and facilitate the achievement of acceptable and sustainable profitability. The Fiscal 2018 Plan focuses mainly on optimizing specific aspects of workforce and re-balancing the pyramid structure. Additionally, this plan included facility restructuring.

Fiscal 2015 Restructuring Plan

Restructuring plans initiated by Parent in fiscal 2015 were completed as of September 30, 2017.

Note 5: Retirement and Post-Retirement Benefit Plans

Defined Benefit Plans

Certain eligible employees, retirees and other former employees of USPS participate in certain U.S. and defined benefit pension plans offered by Parent. These plans whose participants included both USPS employees and other employees of Parent are accounted for as multiemployer benefit plans and the related net benefit plan obligations are not included in the condensed combined balance sheets. The related benefit plan expense has been allocated to USPS based on USPS’s labor costs and allocations of corporate and other shared functional personnel.

Defined Contribution Plans

Parent offers various defined contribution plans for U.S. employees. USPS defined contribution expense was $7 million and $1 million for the six months ended September 30, 2017 and July 31, 2016, respectively.

Note 6: Stock-Based Compensation

Certain of USPS’s employees participated in stock-based compensation plans sponsored by Parent. Parent’s stock-based compensation plans included incentive compensation plans and an employee stock purchase plan. All awards granted under the plans are based on Parent’s common shares and, as such, are reflected in Parent’s condensed combined and consolidated statements of equity and not in the condensed combined statements of equity. Stock-based compensation expense includes expense attributable to USPS based on the awards and terms previously granted under the incentive compensation plan to USPS’s employees and an allocation of Parent’s corporate and shared functional employee expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that USPS would have experienced as an independent company for the periods presented.

Stock-based compensation expense was less than $1 million and $9 million for the six months ended September 30, 2017 and July 31, 2016, respectively.

Note 7: Taxes on Earnings

USPS’s provision for income taxes and deferred tax balances have been calculated on a separate return basis as if USPS filed its own tax returns, although its operations have been included in Parent’s U.S. federal and state tax returns. USPS had no income (loss) from entities domiciled outside of the U.S. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if USPS were a separate taxpayer and a standalone enterprise for the periods presented.

Provision for Taxes

USPS’s effective tax rate was 39% and 38% for the six months ended September 30, 2017 and July 31, 2016, respectively. USPS’s effective tax rate generally differs from the U.S. federal statutory rate of 35% due primarily to the impact of state taxes.

Note 8: Balance Sheet Details

Balance sheet details were as follows:

Receivables

	Successor	Predecessor
	As of	As of
(in millions)	September 30, 2017	March 31, 2017
Billed receivables	$135	$195
Unbilled receivables	230	196

Gross receivables	365	391
Allowance for doubtful accounts	—	—

Receivables, net of allowance for doubtful accounts	$365	$391

Property and Equipment

	Successor	Predecessor
	As of	As of
(in millions)	September 30, 2017	March 31, 2017
Land, buildings and leasehold improvements	$72	$339
Computers and related equipment	196	449
Furniture and other equipment	—	54

	268	842
Accumulated depreciation	(34)	(373)

	$234	$469

The decrease in property and equipment, gross and accumulated depreciation was due to the Merger (see Note 2, “Acquisition”). The gross property and equipment and accumulated depreciation presented in the above table include property under capital leases and the related accumulated amortization, respectively. Property under capital leases is comprised primarily of computers and related equipment. Capital lease assets included in Property and equipment in the condensed combined balance sheets were $192 million and $442 million as of September 30, 2017 and March 31, 2017, respectively. Accumulated depreciation on the property under capital leases was $30 million and $149 million as of September 30, 2017 and March 31, 2017, respectively.

Depreciation expense for property and equipment, excluding capital lease assets, was $4 million and $7 million for the six months ended September 30, 2017 and July 31, 2016, respectively.

Depreciation expense for capital lease assets was $30 million and $76 million for the six months ended September 30, 2017 and July 31, 2016, respectively.

Other Assets

	Successor	Predecessor
	As of	As of
(in millions)	September 30, 2017	March 31, 2017
Deferred contracts costs—long-term and other	$4	$1
Prepaid expenses—long-term	23	25

Total other assets	$27	$26

Accrued Expenses and Other Current Liabilities

	Successor	Predecessor
	As of	As of
(in millions)	September 30, 2017	March 31, 2017
Accrued liabilities for customer program	$116	$94
Litigation liabilities	3	14
Other	32	24

Total accrued expenses and other current liabilities	$151	$132

Note 9: Intangible Assets

Intangible assets were as follows:

Successor:
	As of September 30, 2017
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Software	$3	$—	$3
Program assets	900	35	865
Outsourcing contract costs	10	1	9

Total intangible assets	$913	$36	$877

Predecessor:
	As of March 31, 2017
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Software	$27	$24	$3
Program assets	11	10	1
Outsourcing contract costs	49	26	23

Total intangible assets	$87	$60	$27

Amortization expense for the six months ended September 30, 2017 and July 31, 2016, was $36 million and $34 million, respectively.

The increase in net and gross carrying value for the six months ended September 30, 2017 were primarily due to the Merger (see Note 2—“Acquisitions”).

Estimated future amortization related to intangible assets as of September 30, 2017 is as follows:

Fiscal Year	(in millions)
Remainder of 2018	$36
2019	70
2020	70
2021	70
2022	70
Thereafter	561

Total future amortization	$877

Note 10: Goodwill

The following table summarizes the changes in the carrying amount of Goodwill, by segment, as of September 30, 2017:

As of
(in millions)	September 30, 2017
Balance as of March 31, 2017	$—
Additions	2,027

Balance as of September 30, 2017	$2,027

The additions to goodwill during the six months ended September 30, 2017 were due to the Merger described in Note 2—“Acquisitions.”

Goodwill Impairment Analyses

The Company tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if circumstances change, or if an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s annual goodwill impairment analysis, which was performed qualitatively during the three months ended September 30, 2017, did not result in an impairment charge. This qualitative analysis, which is commonly referred to as step zero under ASC Topic 350, Goodwill and Other Intangible Assets, considered all relevant factors specific to the reporting units, including macroeconomic conditions; industry and market considerations; overall financial performance and relevant entity-specific events.

Note 11: Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses

The condensed combined statements of operations include an allocation of general corporate expenses from Parent for certain management and support functions which are provided on a centralized basis within Parent. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. These allocations were $84 million and $77 million for the six months ended September 30, 2017 and July 31, 2016, respectively, and they are recorded within costs of services and selling, general and administrative in the combined statement of operations.

Management of USPS and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, USPS. These allocations may not, however, reflect the expense USPS would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if USPS had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Investment

Parent company investment on the condensed combined balance sheets and statements of equity represents Parent’s historical investment in USPS, the net effect of transactions with and allocations from Parent and USPS’s accumulated earnings.

Transfers from (to) Parent, net

Transfers from (to) Parent, net are included within Parent company investment. The components of the Transfers from (to) Parent, net on the condensed combined statements of equity for the six months ended September 30, 2017 and March 31, 2017 were as follows:

	Successor	Predecessor
	Six Months Ended	Six Months Ended
(in millions)	September 30, 2017	July 31, 2016
Effects of purchase accounting	$2,434	$—
Cash pooling and general financing activities	(2,749)	(234)
Corporate allocations	84	77
Income taxes	46	20

Total transfers (to) from Parent, net per condensed combined statements of equity	$(185)	$(137)

Note 12: Litigation and Contingencies

USPS is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement includes provisions that allocate liability and financial responsibility for litigation involving HPE and USPS, collectively the parties, as well as providing for cross-indemnification of the parties against liabilities to one party arising out of liabilities allocated to the other party. In addition, as part of the Separation and Distribution Agreement, HPE and USPS have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Separation and Distribution Agreement also contains provisions that allocate liability and financial responsibility for such litigation relating to both parties’ businesses. USPS records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. USPS reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. Litigation is inherently unpredictable. However, USPS believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. USPS believes it has recorded adequate provisions for any such matters and, as of September 30, 2017 and March 31, 2017, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

State of Michigan v. HP Enterprise Services, LLC: In 2005, the State of Michigan (“MI”) entered into a contract with Electronic Data Systems Corp. (later renamed HP Enterprise Services, LLC, now known as Enterprise Services LLC (“ES”)) for the purpose of designing, developing, and implementing an enterprise application for the MI Department of State (MI’s Department of Motor Vehicles). On August 28, 2015, MI sent a letter notifying ES that the contract had been terminated for cause. The key disagreement between the parties related to the apportionment of responsibility for missed project milestones (and MI’s effort to put all of the blame for delays on ES) and the value of the deliverables that MI had accepted as of the date of the termination. On September 18, 2015, MI filed a complaint against ES in Michigan state court seeking $11 million in liquidated damages, the State’s costs of re-procuring and completing the project, and injunctive relief. The parties executed a Settlement Agreement on March 28, 2017, pursuant to which the termination for cause was converted to a termination for convenience and ES agreed to pay MI $9.5 million and to provide MI with a $3.5 million credit on future work. A stipulation of dismissal was entered by the court dismissing the MI state action on April 25, 2017.

Washington, D.C. Navy Yard Litigation: In December 2013, a wrongful death action was filed in U.S. District Court for the Middle District of Florida against HP Enterprise Services, LLC, now known as Enterprise Services LLC (“ES”) and others in connection with the September 2013 Washington, D.C. Navy Yard shooting that resulted in the deaths of 12 individuals. The perpetrator was an employee of The Experts, ES’s now terminated subcontractor on ES’s IT services contract with the U.S. Navy (a contract served by USPS). A total of 15 lawsuits arising out of the shooting have been filed. All have been consolidated in the U.S. District Court for the District of Columbia. ES filed motions to dismiss, which the Court has granted in part and denied in part. Discovery is proceeding.

Forsyth, et al. v. HP Inc. and Hewlett Packard Enterprise: This purported class and collective action was filed on August 18, 2016 in the U.S. District Court for the Northern District of California, against HP and HPE alleging violations of the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code. Former business units of HPE, including Ultra, will be proportionately liable for any recovery by plaintiffs in this matter. Plaintiffs filed an amended complaint on December 19, 2016. Plaintiffs seek to certify a nationwide class action under the ADEA comprised of all U.S. residents employed by defendants who had their employment terminated pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 (deferral states) and April 8, 2015 (non-deferral states), and who were 40 years of age or older at the time of termination. Plaintiffs also seek to represent a Rule 23 class under California law comprised of all persons 40 years or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012. On January 30, 2017, defendants filed a partial motion to dismiss and a motion to compel arbitration of claims by opt-in plaintiffs who signed releases as part of their WFR packages. On September 20, 2017, the Court denied the partial motion to dismiss without prejudice, but granted defendants’ motions to compel arbitration. Accordingly, the Court has stayed the entire action pending arbitration, and administratively closed the case. Plaintiffs have filed a motion for reconsideration as well as a notice of appeal to the Ninth Circuit (which has been denied as premature). The reconsideration motion, and others pending before the District Court relating to class arbitration, are fully briefed and will be adjudicated without oral argument.

In addition to the matters noted above, the Company is currently subject in the normal course of business to various claims and contingencies arising from, among other things, disputes with customers, vendors, employees, contract counterparties and other parties, as well as securities matters, environmental matters, matters concerning the licensing and use of intellectual property, and inquiries and investigations by regulatory authorities and government agencies. Some of these disputes involve or may involve litigation. The condensed combined financial statements reflect the treatment of claims and contingencies based on management’s view of the expected outcome. USPS consults with outside legal counsel on issues related to litigation and regulatory compliance and seeks input from other experts and advisors with respect to matters in the ordinary course of business. Although the outcome of these and other matters cannot be predicted with certainty, and the impact of the final resolution of these and other matters on the Company’s results of operations in a particular subsequent reporting period could be material and adverse, management does not believe based on information currently available to the Company, that the resolution of any of the matters currently pending against the Company will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due. Unless otherwise noted, the Company is unable to determine at this time a reasonable estimate of a possible loss or range of losses associated with the foregoing disclosed contingent matters.

Note 13: Guarantees and Indemnifications

Guarantees

In the ordinary course of business, USPS may issue performance guarantees to certain of its clients, customers and other parties pursuant to which USPS has guaranteed the performance obligations of third parties. Some of those guarantees may be backed by standby letters of credit or surety bonds. In general, USPS would be obligated to perform over the term of the guarantee in the event a specified triggering event occurs as defined by the guarantee. USPS believes the likelihood of having to perform under a material guarantee is remote.

USPS has entered into service contracts with certain of its clients that are supported by financing arrangements. If a service contract is terminated as a result of USPS’s non-performance under the contract or failure to comply with the terms of the financing arrangement, USPS could, under certain circumstances, be required to acquire certain assets related to the service contract. USPS believes the likelihood of having to acquire a material amount of assets under these arrangements is remote.

Indemnifications

In the ordinary course of business, USPS enters into contractual arrangements under which USPS may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on behalf of USPS or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. USPS also provides indemnifications to certain vendors and customers against claims of intellectual property infringement made by third parties arising from the use by vendors and customers of USPS’s software products and services and certain other matters. Some indemnifications may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

Note 14: Commitments

Lease Commitments

USPS leases certain real and personal property under non-cancelable operating leases. Certain leases require USPS to pay property taxes, insurance and routine maintenance and include renewal options and escalation clauses. Rent expense was approximately $22 million and $15 million for the six months ended September 30, 2017 and July 31, 2016, respectively.

As of September 30, 2017, future minimum operating lease commitments were as follows:

Fiscal year (in millions)	Real Estate & Equipment
Remainder of 2018	$35
2019	67
2020	49
2021	16
2022	14
Thereafter	10

Minimum fixed rentals	191
Less: Sublease rental income	(25)

Total	$166

Note 15: Subsequent Events

USPS evaluated subsequent events for recognition or disclosure through February 8, 2018, the date condensed combined financial statements were available to be issued.

On December 22, 2017, the President of the United States signed into law comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes significant changes to the Internal Revenue Code of 1986 with varying effective dates. The Act reduces the maximum corporate income tax rate to 21% effective as of January 1, 2018, requires companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries, broadens the tax base, generally eliminates U.S. federal income taxes on dividends from foreign subsidiaries, creates a new limitation on the deductibility of interest expense, limits the deductibility of certain executive compensation, and allows for immediate capital expensing of certain qualified property. It also requires companies to pay minimum taxes on foreign earnings and subjects certain payments from U.S. corporations to foreign related parties to additional taxes. The Act also includes provisions that may partially offset the benefit of such rate reduction, including the repeal of the deduction for domestic production activities. As a result of the Act, the Company expects there will be one-time adjustments for the re-measurement of deferred tax assets (liabilities) in the period of enactment.

Also, the SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Act.

The Company is currently evaluating the potential impacts of The Act. Quantifying the impacts of The Act is not practicable at this time due, among other things, to the inherent complexities involved. Accordingly, the Company expects to continue to analyze such impacts and record any such amounts in future periods.

Report of Independent Auditors

To the Management and Board of Directors of Vencore Holding Corp. and KGS Holding Corp.

We have audited the accompanying combined financial statements of Vencore Holding Corp. and KGS Holding Corp., which comprise the combined balance sheets as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive income (loss), cash flows and stockholder’s (deficit) equity for each of the three years in the period ended December 31, 2016.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Vencore Holding Corp. and KGS Holding Corp. as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

February 8, 2018

Vencore Holding Corp. and KGS Holding Corp.

Combined Balance Sheets

(in thousands, except share data)

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Assets
Current assets:
Cash	$76,216	$66,050	$72,341
Accounts receivable, net	171,564	166,537	183,648
Restricted cash	160	—	—
Prepaid and other current assets	14,253	19,072	9,130
Deferred costs	22,649	21,727	26,683

Total current assets	284,842	273,386	291,802
Property, equipment, and capitalized software, net	33,675	35,166	33,556
Purchased intangible assets, net	283,769	259,713	245,039
Goodwill	396,924	396,924	396,924
Other long-term assets	69,689	57,890	54,640

Total assets	$1,068,899	$1,023,079	$1,021,961

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable and accrued expenses	54,684	63,552	77,118
Accrued compensation and benefits	66,003	79,581	61,239
Current portion of long-term debt	27,264	18,244	16,541
Other current liabilities	34,874	32,518	33,996

Total current liabilities	182,825	193,895	188,894
Long-term debt, net of current portion	744,611	859,980	956,437
Accrued pension and other post-retirement liabilities, net of current portion	88,030	81,964	77,136
Other long-term liabilities	84,289	84,260	94,564

Total liabilities	1,099,755	1,220,099	1,317,031

Commitments and Contingencies (Note 20)
Stockholder’s equity:
Common stock, $0.01 par value, 2,000 shares authorized, 2 shares issued and outstanding at December 31, 2015, 2016 and September 29, 2017, respectively.	—	—	—
Additional paid-in capital	371,945	188,945	188,945
Accumulated deficit	(346,935)	(327,220)	(423,701)
Accumulated other comprehensive loss	(55,866)	(58,745)	(60,314)

Total stockholder’s (deficit) equity	(30,856)	(197,020)	(295,070)

Total liabilities and stockholder’s equity	$1,068,899	$1,023,079	$1,021,961

The accompanying notes are an integral part of these combined financial statements.

Vencore Holding Corp. and KGS Holding Corp.

Combined Statements of Operations

(in thousands)

	Year Ended December 31,			Nine Months Ended (Unaudited)
	2014	2015	2016	Sept 30, 2016	Sept 29, 2017
Revenue	$1,149,157	$1,399,153	$1,405,089	$1,067,363	$1,027,459
Operating costs and expenses
Cost of revenue (excluding depreciation and amortization)	(977,828)	(1,161,925)	(1,159,080)	(879,468)	(861,536)
General and administrative expenses	(82,526)	(88,155)	(83,211)	(62,259)	(65,939)
Depreciation and amortization	(37,300)	(36,352)	(35,457)	(26,621)	(23,353)
(Loss) gain on contingent consideration	(12,865)	7,897	—	—	—
Lease abandonment expense	(21,645)	—	—	—	—
Deferred contract costs	(1,833)	(2,854)	(6,493)	(4,914)	(3,857)
Impairment of intangibles (trade name)	(56,000)	—	—	—	—
Gain on pension plan	2,771	1,239	6,451	3,749	6,797

Total operating costs and expenses	(1,187,226)	(1,280,150)	(1,277,790)	(969,513)	(947,888)

(Loss) income from operations	(38,069)	119,003	127,299	97,850	79,571
Interest expense	(68,027)	(75,240)	(76,930)	(59,374)	(60,726)
Debt extinguishment costs	(8,044)	—	(7,159)	(7,159)	(4,259)
Other, net	318	597	1,795	1,634	428
Investment gain	—	—	—	—	2,951

(Loss) income before income taxes and equity in net losses of affiliate	(113,822)	44,360	45,005	32,951	17,965
Income tax expense	(248)	(21,346)	(25,290)	(16,404)	(10,717)

(Loss) income before equity in net earnings of affiliate	(114,070)	23,014	19,715	16,547	7,248

Equity in net losses of affiliate	—	—	—	—	(1,075)

Net (loss) income	$(114,070)	$23,014	$19,715	$16,547	$6,173

The accompanying notes are an integral part of these combined financial statements.

Vencore Holding Corp. and KGS Holding Corp.

Combined Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31,			Nine Months Ended (Unaudited)
	2014	2015	2016	Sept 30, 2016	Sept 29, 2017
Net (loss) income	$(114,070)	$23,014	$19,715	$16,547	$6,173
Other comprehensive income (loss), net of tax:
Post-retirement benefits:
Actuarial loss on defined benefit pension plans, net of tax	(27,642)	(9,724)	(412)	—	—
Amounts reclassified from accumulated other comprehensive loss, net of tax	(4,984)	(3,078)	(2,836)	(1,701)	(1,968)
Available-for-sale securities:
Net changes related to available-for-sale securities, net of tax	311	(472)	369	312	399

Other comprehensive loss	(32,315)	(13,274)	(2,879)	(1,389)	(1,569)

Total comprehensive (loss) income	$(146,385)	$9,740	$16,836	$15,158	$4,604

The accompanying notes are an integral part of these combined financial statements.

Vencore Holding Corp. and KGS Holding Corp.

Combined Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Nine Months Ended (Unaudited)
	2014	2015	2016	Sept 30, 2016	Sept 29, 2017
Operating activities
Net (loss) income	$(114,070)	$23,014	$19,715	$16,547	$6,173
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	37,300	36,352	35,457	26,621	23,353
Amortization of debt discount and debt issuance costs	6,302	7,131	9,007	6,368	7,090
Amortization of deferred contract costs	1,833	2,854	6,493	4,914	3,857
Loss (gain) on contingent consideration	12,865	(7,897)	—	—	—
Loss on debt extinguishment	8,044	—	7,159	7,159	4,259
Loss on lease abandonment	21,645	—	—	—	—
Share-based compensation expense	2,079	4,018	(219)	1,641	(1,519)
Deferred income taxes	2,027	10,393	20,903	5,291	8,444
Remeasurement of lease abandonment	—	—	(1,598)	—	(834)
Loss (gain) on dispositions of property and equipment	400	(796)	431	262	108
Impairment of intangibles (trade name)	56,000	—	—	—	—
Gain on investment	—	—	—	—	(2,951)
Loss from equity-method investment	—	—	—	—	1,075
Changes in operating assets and liabilities, net of the effect of acquisitions
Accounts receivable, net	1,650	32,502	5,027	12,065	(17,111)
Prepaid expenses and other current assets	1,504	2,688	(5,036)	4,125	9,853
Deferred costs	(9,301)	(9,870)	922	(3,299)	(4,956)
Other long-term assets	(4,720)	(1,541)	1,370	(2,701)	(1,256)
Accounts payable and accrued expenses	(17,276)	(12,862)	8,985	5,599	13,342
Accrued compensation and benefits	6,080	(4,219)	13,577	(7,396)	(16,822)
Other current liabilities	(1,287)	(5,979)	(2,179)	1,630	1,357
Post-retirement pension plans	(3,136)	(2,285)	(9,314)	(4,089)	(6,796)
Other long—term liabilities	(7,277)	(4,097)	(13,156)	(1,684)	3,883
Payment of contingent consideration, in excess of acquisition date fair value	—	(4,968)	—	—	—
Other, net	(34)	840	68	63	64

Net cash provided by operating activities	628	65,278	97,612	73,116	30,613

Investing activities
Expenditures for property, equipment and capitalized software	(5,101)	(15,915)	(11,210)	(8,910)	(5,626)
Proceeds from property and equipment disposal	—	6,155	37	—	—
Investment in deferred compensation plans	—	(735)	(861)	(861)	(61)
Investment in company owned life insurance	(5,829)	(2,521)	(2,924)	(2,534)	(1,666)
Proceeds from sale of investment in company owned life insurance plan	3,531	3,842	—	—	3,800
Change in restricted cash	(25,832)	25,462	160	—	—
Investments in affiliate/JV	—	—	—	—	(500)
Acquisitions, net of cash acquired	(152,741)	—	—	—	—

Net cash (used in) provided by investing activities	(185,972)	16,288	(14,798)	(12,305)	(4,053)

Financing activities
Liquidating dividend	—	—	(183,000)	(183,000)	(102,654)
Proceeds from issuance of long-term debt	524,725	9,616	311,100	311,100	215,000
Cash received (paid) from escrow	25,000	(25,000)	—	—	—
Payments of long-term debt	(355,148)	(27,572)	(202,250)	(196,412)	(123,278)
Payment of debt issuance costs	(25,303)	—	(16,615)	(16,615)	(4,750)
Debt extinguishment cost	—	—	(1,750)	(1,750)	(3,937)
Payments on promissory note	(6,267)	—	—	—	—
Payments on capital lease	(63)	(56)	(465)	(183)	(650)
Cash received (paid) from revolving credit facility	832	(462)	—	—	—
Payment of contingent consideration	—	(4,648)	—	—	—

Net cash provided by (used for) financing activities	163,776	(48,122)	(92,980)	(86,860)	(20,269)

Net (decrease) increase in cash	(21,568)	33,444	(10,166)	(26,049)	6,291
Cash at beginning of year	64,340	42,772	76,216	76,216	66,050

Cash at end of year	$42,772	$76,216	$66,050	$50,167	$72,341

Supplemental disclosure of cash flow information
Equipment acquired under capital leases	$—	$151	$1,481	$956	$1,169
Purchases of property & equipment in accounts payable & accrued expenses	$4	$779	$117	$1,363	$(225)
Cash paid for interest	$(61,019)	$(67,518)	$(67,020)	$(50,276)	$(51,215)
Cash (paid) received for taxes	$(126)	$(3,662)	$(11,398)	$(9,954)	$4,115

The accompanying notes are an integral part of these combined financial statements.

Vencore Holding Corp. and KGS Holding Corp.

Combined Statements of Stockholder’s (Deficit) Equity

(In thousands except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholder’s (Deficit) Equity
	Shares	Amount
Balances at December 31, 2013	2	—	$371,945	$(10,277)	$(255,879)	$105,789
Other comprehensive loss	—	—	—	(32,315)	—	(32,315)
Net loss	—	—	—	—	(114,070)	(114,070)

Balances at December 31, 2014	2	—	$371,945	$(42,592)	$(369,949)	$(40,596)
Other comprehensive loss	—	—	—	(13,274)	—	(13,274)
Net income	—	—	—	—	23,014	23,014

Balances at December 31, 2015	2	—	$371,945	$(55,866)	$(346,935)	$(30,856)
Liquidating dividend	—	—	(183,000)	—	—	(183,000)
Other comprehensive loss	—	—	—	(2,879)	—	(2,879)
Net income	—	—	—	—	19,715	19,715

Balances at December 31, 2016	2	—	$188,945	$(58,745)	$(327,220)	$(197,020)
Liquidating dividend	—	—	—	—	(102,654)	(102,654)
Other comprehensive loss	—	—	—	(1,569)	—	(1,569)
Net income	—	—	—	—	6,173	6,173

Balances at September 29, 2017	2	—	$188,945	$(60,314)	$(423,701)	$(295,070)

The accompanying notes are an integral part of these combined financial statements

Vencore Holding Corp. and KGS Holding Corp.

Notes to Combined Financial Statements

1. Organization and Business Overview

Description of the Organization

Vencore Holding Corp., was incorporated in Delaware in October 2010 and is a holding company whose primary purpose is its ownership of the equity in Vencore Inc. (“Vencore OpCo”), the principal operating company of the Vencore business. Vencore Holding Corp. is wholly owned by The SI Organization Holdings LLC, a Delaware limited liability company. The SI Organization Holdings LLC, on a fully diluted basis, is approximately 51% owned by The Veritas Capital Fund IV, L.P. (through Class A membership interests), 19% owned by PGSI Holdings LLC (through Class A membership interests), 14% owned by TSIO Holdings LLC (through Class A membership interests), 6% owned by The Veritas Capital Fund III, L.P. (through Class A membership interests), 6% owned by certain members of Vencore OpCo’s senior management and employees of and advisors to Vencore (through Class A membership interests and Class B/B-1 membership interests), 3% owned by entities affiliated with TCW/Crescent Mezzanine, LLC (through Class A membership interests), and 1% owned by entities affiliated with DLJ Investment Partners (through Class A membership interests). Class A membership interests are issued at the The SI Organization Holdings LLC level. Vencore Holding Corp. was formerly named The SI Organization Holding Corp. (from 2010 to 2014), and was created as part of the divestiture of Vencore OpCo (then named The SI Organization, Inc.) from Lockheed Martin Corporation in 2010.

On May 23, 2014, Vencore OpCo acquired QinetiQ North America Services and Solutions Group through the purchase of all of the issued and outstanding stock of QinetiQ North America, Inc., a Delaware corporation (“QNA SSG”). As of July 22, 2014, QNA SSG’s name was changed to Vencore Services and Solutions, Inc. (“VSS”). On May 14, 2013, Vencore acquired TT Government Solutions, Inc., doing business as Applied Communication Sciences (“ACS”); ACS was renamed Vencore Labs, Inc. on January 1, 2015. As used herein, “Vencore” refers to Vencore Holding Corp. Vencore Holding Corp. is a holding company of Vencore OpCo and its direct and indirect subsidiaries, including VSS and ACS.

Keypoint Government Solutions, Inc. (“Keypoint OpCo”) was initially established as a subsidiary of Kroll, Inc., a corporate investigations and risk consulting firm, as Kroll Government Services, Inc. to exclusively service government clients during the development of the Department of Homeland Security. In May 29, 2009, Veritas Capital Fund III, L.P., formed KGS Holding Corporation (“Keypoint”), which has been the sole stockholder of Keypoint OpCo since its formation, and KGS Holding LLC, which has been the sole stockholder of Keypoint since its formation in 2009. KGS Holding LLC is 78.8624% owned by Veritas Capital Fund III, L.P. (through Class A shares), 7.8662% owned by John Hancock Entities (through Class A shares), and 13.2514% owned by Keypoint’s management and Chertoff Group Investments, LLC (through Class A, Class B and B-1 shares).

Nature of Business

Vencore OpCo provides mission-critical, innovation-driven services and solutions to U.S. Government customers. The foundation of its business is the application of systems engineering and integration, cybersecurity, applied research and big data analytics on an enterprise-wide scale to assist U.S. Government customers in solving their most complex information-related challenges. Vencore OpCo provides the architecture and integration of highly-engineered, mission-critical information solutions across the U.S. Government and provides enterprise-level support to multiple governmental programs that manage, collect, analyze and disseminate critical mission data to national security agencies and their customers. Vencore OpCo maintains expertise in providing comprehensive solutions throughout the life of multi-billion dollar systems that support the core missions of the U.S. Intelligence Community and other U.S. Government agency customers. Its services and solutions span the entire lifecycle of programs, encompassing system(s) definition, architecture, agile solutions development, test and integration, deployment and operations. Keypoint OpCo performs and delivers background investigations, compliance monitoring, and risk and security consulting services to its clients, primarily the U.S. Government. Other customers include state and local governments and commercial customers. Vencore OpCo is headquartered in Chantilly, Virginia with approximately 3,500 employees as of September 29, 2017. Keypoint OpCo is headquartered in Loveland, Colorado with approximately 2,250 employees as of September 29, 2017.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 29, 2017, the statements of operations and statements of cash flows for the nine months ended September 30, 2016 and September 29, 2017, and the statements of stockholder’s (deficit) equity for the nine months ended September 29, 2017 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements but do not contain all of the footnote disclosures from the annual financial statements; and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the financial position of Vencore and Keypoint as of September 29, 2017, and the results of its operations and its cash flows for the nine months ended September 30, 2016 and September 29, 2017. The financial data and other information disclosed in these notes related to the nine months ended September 29, 2017 and September 30, 2016 are unaudited. The results for the nine months ended September 29, 2017 are not necessarily indicative of results to be expected for the year ending December 31, 2017, any other interim periods, or any future year or period.

2. Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements include the accounts of Vencore and its wholly owned subsidiaries and Keypoint and its wholly owned subsidiaries (collectively, the “Company”, “we”, “us”, or “our”), and are being presented as entities under common control. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation and combination. All financial information presented in the financial statements and notes herein is presented in thousands.

The combined financial statements do not necessarily represent the results of the Company had it been operating as one entity during the periods presented in these financials statements. In most instances throughout the accompanying notes to these financial statements, financial results are combined, unless it is more meaningful to disclose Vencore and Keypoint separately.

The fiscal year of the Company ends on December 31 of each calendar year. Vencore’s fiscal quarters end on the last Friday of March, June and September. Keypoint’s fiscal quarters end on the last day of March, June and September.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of historical experience, current events and various other assumptions that management considers reasonable under the circumstances. Actual results could differ from those estimates. Areas of the financial statements where estimates may have the most significant effect include, but are not limited to, unbilled receivables, inputs used for computing pension and post-retirement related liabilities, estimates to complete for customer contracts, estimated returns, accrued liabilities and expenses, estimated useful lives of identified intangible assets, depreciation and amortization, allowance for doubtful accounts, evaluation of goodwill and other assets for impairment, valuation of Class B/B-1 membership interests, valuation of contingent consideration and incurred but not reported expenses for self-insurance.

Revenue Recognition

Substantially all of the Company’s revenue is derived from contracts with the U.S. Government. The Company generates its revenue from the following types of contractual arrangements: cost-reimbursable contracts, fixed-price contracts or time-and-materials contracts.

Revenue on cost-reimbursable contracts is recognized as services are performed generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Company considers fixed fees under cost-reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-reimbursable contracts that include performance-based fee incentives, which are principally award fee arrangements, the Company recognizes income when such fees are probable and estimable, and the fees are recognized throughout the term of the contract in proportion to the allowable costs incurred. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or customers and management’s evaluation of the Company’s performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the Defense Contract Audit Agency and, accordingly, are subject to possible cost disallowances. The Company records contract reserves against open indirect cost audits and re-measures the liability on a quarterly basis.

Revenue on fixed-price contracts is primarily recognized using the percentage-of-completion method based on actual costs incurred relative to total estimated costs for the contracts, which are recorded using the cost-to-cost method. These estimated costs are updated during the term of the contract and may result in revision by the Company of recognized revenue and estimated costs in the period in which the changes in the estimated costs are identified. Profits on fixed-price contracts result from the difference between incurred costs used to calculate the percentage of completion and revenue earned.

Revenue earned under time-and-materials contracts is recognized as hours are worked based on contractually billable rates to the client. Costs on time-and-materials contracts are expensed as incurred.

Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs and assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, developing total revenue and costs at completion estimates requires the use of significant judgment. Contract costs include direct labor and billable expenses, other direct costs, as well as allocations of allowable indirect costs. Billable expenses are comprised of subcontracting cost and other “out-of-pocket” costs that often include, but are not limited to, travel-related costs and other charges. The Company recognizes revenue and billable expenses from these transactions on a gross basis because it is the primary obligor on its contracts with customers. Provisions for estimated losses at completion, if any, are recognized in the period in which the loss becomes evident. The provisions include estimated costs in excess of estimated revenue and any profit margin previously recognized.

Significant estimate-at-completion (“EAC”) adjustments on a single contract could have a material effect on the Company’s combined financial position or annual results of operations. We review and update our contract-related estimates regularly. When adjustments in estimated contract revenues or estimated costs at completion are required on contracts, any changes from prior estimates are recognized as an inception-to-date adjustment in the period in which the facts necessitating the revision become known with the exception of contracts acquired through acquisition, where the adjustment is made for the period commencing from the date of acquisition. Changes in these estimates can occur over the contract performance period for a variety of reasons, including changes in contract scope, contract cost estimates and estimated incentive or award fees. The net impact of adjustments in contract estimates on our income from operations and net income for the years ended December 31, 2014, 2015 and 2016 totaled $0.8 million, $1.5 million and $2.0 million, respectively. The net impact of adjustments in contract estimates on our income from operations and net income for the nine months ended September 30, 2016 and September 29, 2017 was $1.8 million and $0.7 million, respectively.

Revenue on fixed unit price contracts, where specified units of output under service arrangements are delivered, is recognized when realized or realizable and earned, as units are delivered based on the specified price per unit. Delivery is represented by the final submission of the completed case (a “case” being defined as the total amount of work required to complete the background investigation as requested by the customer) in accordance with the contract. The Company considers the case to be the unit of account.

The Company has entered into fixed-unit price contracts with a large customer, for which the revenues from the services provided under these contracts are recognized upon case completion. In order to recognize revenue only for completed cases, management first records revenue for all cases when the case reaches the “fieldwork finished” (“FF”) status. FF is the point where the Company believes it has performed all the necessary work, the report is delivered to the customer and the case is complete. There are situations whereby the customer requests rework on some of the cases subsequent to FF, in which case management records an adjustment at month end, based on an estimate of the percentage of cases that may be re-opened for rework or may perform additional steps upon requests by the customer (“re-work provision”). Historically, that estimate has been approximately 15% and was reported as case rework provision and presented as contra revenue and a corresponding contra receivable in the accompanying combined financial statements. The revenue related to the re-worked cases is recognized when the rework is completed.

Management records revenue at 100% for the case at FF status and as required by the contract terms, bills only 90% of the revenue at that time, while the remaining 10% is billed when the case is marked completed by the customer. This 10% holdback is recognized as an unbilled receivable until it is transferred to billed receivable when the case is deemed completed by the customer.

For the year ended December 31, 2014, the Company had a classified contract (customer A) and a contract with Office of Personnel Management that represented approximately 10% and 12% of total revenue, respectively. For the year ended December 31, 2015, the Company had a contract with NASA and a contract with Office of Personnel Management, representing approximately 11% and 16%, respectively of total revenue. For the year ended December 31, 2016, the Company had a contract with NASA and a contract with Office of Personnel Management, representing approximately 12% and 16%, respectively of total revenue. For the nine months ended September 30, 2016, the Company had a contract with NASA and a contract with Office of Personnel Management, representing approximately 10% and 16%, respectively of total revenue. For the nine months ended September 29, 2017, the Company had a contract with NASA and a contract with Office of Personnel Management, representing approximately 11% and 15%, respectively of total revenue.

Cash

Cash includes cash on hand which is maintained in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company had a letter of credit outstanding as of December 31, 2015 and 2016 from its revolving credit facility to provide credit support for certain insurance policies in the event of default.

Concentration of Credit Risk

Financial instruments that are concentrations of credit risk consist principally of trade receivables. The risk related to trade receivables is mitigated by having contracts with departments and agencies of the U.S. Government and state and local governments. We do not generally require collateral or other security to support trade receivables. We do not have any off-balance sheet credit exposure related to our trade receivables. Over 97% of our accounts receivable were with agents, agencies and departments of the U.S. Government as of December 31, 2015, 2016 and September 29, 2017.

Receivables

Receivables include amounts billed and currently due from customers, as well as amounts currently due but unbilled. The Company maintains allowances for doubtful accounts against certain receivables based upon the latest information regarding whether invoices are ultimately collectible. Assessing the collectability of customer receivables requires management judgment. The Company serves the U.S. Government and state and local governments. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, current economic conditions and accounts receivable aging trends. Upon determination that a receivable is uncollectible, the receivable balance and any associated reserve are written off. Pursuant to contract provisions, U.S. Government agencies and certain other customers have title to, or a security interest in, assets related to such contracts as a result of advances, performance-based payments and progress payments. We reflect those advances and payments as billings in excess of costs incurred for contracts that we account for on a percentage-of-completion basis using the cost-to-cost method to measure progress towards completion.

Long-term unbilled receivables related to retainage, holdbacks and long-term rate settlements to be billed at contract closeout are included within accounts receivable, net in the accompanying combined balance sheets.

Property and Equipment

Property and equipment are recorded at cost, and the balances are presented net of accumulated depreciation. The cost of software purchased or internally developed is capitalized, as appropriate.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated over 7 to 10 years, computer equipment is depreciated over 3 to 5 years, machinery and equipment is depreciated over 3 to 5 years, and software purchased or developed for internal use is depreciated over 3 to 5 years. Leasehold improvements are amortized over the shorter of the remaining lease term or the useful life of the improvements. Repairs and maintenance costs are expensed as incurred.

Leases

Rent expense is recorded on a straight-line basis over the life of the applicable lease. The difference between the cash payment and rent expense is recorded as deferred rent in either other current liabilities or other long-term liabilities in the combined balance sheets, depending on when the amounts will be recognized.

Intangible Assets

Intangible assets represent assets acquired as part of the Company’s business acquisitions and include customer contractual relationships, backlog, technology, favorable leasehold interests, non-compete agreements, internal software, trademarks and trade names. Finite-lived intangible assets are amortized on a straight-line basis over the expected useful life. Customer relationships are amortized over 8 to 24 years and technology is amortized over 7 to 10 years. Backlog is amortized over 16 years, non-compete agreements are amortized over 5 years, and leasehold interests are amortized over the shorter of the useful life of the asset or the lease term. Trademarks are amortized over the remaining legal life of the trademark if the Company does not intend to renew the trademark. Trademarks are defined as indefinite-lived assets if the Company intends to continuously renew the trademark. Indefinite-lived trademarks and trade names are not amortized, but are tested for impairment on at least an annual basis and more frequently if interim indicators of impairment exist. The trade name is considered to be impaired if the carrying value exceeds its estimated fair value. The Company uses the relief from royalty method to estimate the fair value. The fair value of the asset is the present value of the license fees avoided by owning the asset, or the royalty savings.

The Company no longer has any indefinite-lived intangible assets with remaining book value other than goodwill as of December 31, 2015, December 31, 2016 and September 29, 2017, as Vencore recorded an impairment to the SI trade name in 2014 for the remaining value of $56 million. The impairment was a result of the Vencore’s name change and the termination of cash flows associated with the trade name intangible asset.

Goodwill

The Company records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired and liabilities assumed. Keypoint and Vencore evaluate goodwill at least annually on September 30 and October 31, respectively for impairment, or whenever events or circumstances indicate that the carrying value of goodwill may not be fully recoverable. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. During the years ended December 31, 2014, 2015 and 2016, and nine months ended September 30, 2016 and September 29, 2017, the Company did not record any impairment of goodwill.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property and equipment and amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for any excess of the carrying amount over the fair value of the asset.

Self-Insurance Liability

The Company maintains self-funded medical insurance. Self-funded plans include health benefits and also prescription drug and dental benefits. The Company records an incurred but unreported claim liability for self-funded plans based on an actuarial valuation within other current liabilities. The estimate of the incurred but unreported claim liability is provided by a third party valuation firm, primarily based on claims and participant data for the medical, dental, and pharmacy related costs.

Defined Benefit Plan and Other Postretirement Benefits

The Company recognizes the underfunded status of defined benefit plans on the combined balance sheets within accrued pension and other post retirement liabilities, net of current portion and other current liabilities. Gains and losses and prior service costs and credits that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income (loss), net of tax effects, and will be amortized as a component of net periodic cost in future periods. The measurement date, the date at which the benefit obligations are measured, is the Company’s fiscal year-end.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we consider the principal or most advantageous market in which the asset or liability would transact, and if necessary, consider assumptions that market participants would use when pricing the asset or liability.

The accounting standard established a fair value hierarchy that prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3). Assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. See “Note 17—Fair Value Measurements” for additional information on the Company’s fair value measurements.

Share-based Compensation

Vencore measures and recognizes share-based compensation expense for all share-based awards made to employees and directors using fair value methods over the requisite service period. The fair value of total equity is determined using the income approach, specifically the discounted cash flow method, and the market approach, specifically the guideline public company method. Equity allocation among Vencore’s various classes of equity is determined based on the option-pricing method. The fair value indications are adjusted to reflect the rights of the holder.

Vencore records the expense associated with these awards on a straight-line basis over the five-year vesting period with a corresponding liability. The awards are re-measured each reporting period with the resulting increase or decrease to compensation expense and liability based on the pro rata portion of the fair value on the balance sheet date. In the case of modifications of awards, additional share-based compensation expense is based on the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified. Share-based compensation expense is classified as general and administrative expenses consistent with other compensation expense associated with the award recipient. See “Note 21—Share-based Compensation” and “Note 17—Fair Value Measurements” for further details.

Keypoint has not recognized any compensation costs related to its incentive bonus awards issued to management of Keypoint as they are subject to performance conditions based on events that results in a change in control, in which case compensation cost will be recognized over the requisite service period only if the events are probable of occurring. Keypoint has consistently followed the definition of “probable” as defined in ASC 718, relating to the change in control provisions and deemed that it is not probable of the event to occur.

Costs of Revenue

Costs of revenue consist of direct labor and associated fringe benefits, indirect overhead, subcontractor costs, travel expenses and other expenses incurred to perform on contracts.

General and administrative expenses

General and administrative expenses include the salaries and wages and fringe benefits of our employees not performing work directly for customers. Among the functions covered by these costs are business development, IT services, finance and accounting, legal, executive management, human resources and recruiting.

Deferred Costs

Deferred Direct Costs

Directly attributable costs for certain contracts where revenue is determined on a completed performance model are deferred until the final submission is done and revenue is recognized. Periodic reviews are performed to ensure such deferred costs are fully realizable.

Deferred Indirect Costs

Included in the combined balance sheets are certain costs related to the performance of our U.S. Government contracts which are required to be recorded under U.S. GAAP but are not currently allocable to contracts. Such restructuring costs represent activities across Vencore including elimination of redundant employees, capabilities and certain leased and owned facilities. Restructuring costs include severance and abandoned leases costs. At December 31, 2015, December 31, 2016 and September 29, 2017, deferred contract costs were approximately $19.5 million, $14.4 million and $10.7 million, respectively. These costs are allocated to contracts when they are billable as agreed upon by the Defense Contract Management Agency and amortized by the Company over a 3 to 5 year period. We regularly assess the probability of recovery of these costs. This assessment requires us to make assumptions about the extent of cost recovery under our contracts and the amount of future contract activity. If the level of backlog in the future does not support the continued deferral of these costs, the profitability of our remaining contracts could be adversely affected.

Income Taxes

We account for income taxes in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 740, Income Taxes, under which an asset and liability approach is used for the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, including net operating loss carryforwards.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured using enacted statutory tax rates applicable to the future years in which the deferred amounts are expected to be settled or realized. The effect of a change in tax rates is recognized in the provision for income tax in the period the change in rates is enacted.

A valuation allowance is recorded against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment for a valuation allowance requires judgment on the part of the Company with respect to the benefits that may be realized.

Any interest or penalties incurred in connection with income taxes are recorded as part of income tax expense for financial reporting purposes.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. The Company is currently involved in various claims and legal proceedings, but does not believe the loss contingencies are probable or estimable and therefore has not accrued for them.

Comprehensive Income (loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss); actuarial gain (loss) on post-retirement plans, net of tax; reclassifications from accumulated other comprehensive income (loss), net of tax from post-retirement plans; net changes in available-for-sale securities; and reclassifications from accumulated other comprehensive income (loss), net of tax from available-for-sale securities.

Variable Interest Entities

ASC Topic 810, Consolidation (“ASC Topic 810”) requires the consolidation of entities that are controlled by a company through interests other than voting interests. Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities (“VIE”). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE’s capital structure, contractual terms, nature of the VIE’s operations and purpose, and the Company’s relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.

On February 17, 2017, Vencore entered into a joint venture agreement with Havas Health, Inc. (“Havas”), a global communications company operating in over 50 countries focused on health and wellness communication and cross stakeholder strategy. The companies have joined together to form HVH Precision Analytics LLC (“HVH”). The joint venture will leverage sophisticated analytics and predictive modeling with deep therapeutic area expertise to provide unique data and insights into the rare disease niche market.

Upon formation, Vencore contributed $0.5 million in cash and $3 million in non-financial assets that were measured for fair value on the contribution date, including: (i) intellectual property, (ii) inventions, (iii) trademarks and trade secrets, (iv) information technology assets and (v) customer relationships and agreements. In exchange for these contributions, Vencore received 1,000,000 of HVH’s Class A Units, or 50% of HVH’s equity interest.

The fair value of the assets contributed to HVH are categorized as Level 3 within the fair value hierarchy as certain unobservable inputs were used in determining the fair value of the assets. Vencore used a market approach in determining the fair value of the assets. Upon formation, Havas contributed $3.5 million in exchange for 50% of HVH’s equity interest. We believe this represents the exit price at measurement date for 50% of the joint venture from the perspective of a market participant in an arms-length transaction. The assets contributed by Vencore are largely comprised of a technology asset which is utilized by HVH. This technology asset represents an unobservable input as there is no open market readily available in which the value of the assets can be observed. Based on the contribution made by Havas for 50% of HVH’s equity interest, Vencore believes the fair value of the assets to be $3 million. The measurement of the fair value of the contributed assets is considered to be nonrecurring so additional measurements are not conducted in following periods. There is also no difference between the highest and best use of the technology assets and the manner in which the assets are currently used by HVH as HVH was created by Vencore and Havas for the purposes of conducting analytics and modeling to provide data and insights into a niche market by utilizing the assets and cash contributed by both Vencore and Havas.

In accordance with ASC Topic 810, we identified HVH as a VIE because HVH, upon formation, has insufficient equity investment at risk and its equity investment holders at risk lack the ability, through voting or similar rights, to direct the activities that most significantly impact HVH’s economic performance. Additionally, we evaluated our variable interests in HVH and concluded that the Company is not the primary beneficiary and therefore should not consolidate HVH as we do not hold the power to direct the activities that most significantly impact HVH’s economic performance nor do we have the obligation to absorb the majority of the losses or the right to receive the majority of the benefits of the VIE. Vencore has not identified any subsequent changes to HVH’s governing documents or contractual arrangements that would change the characteristics or adequacy of the entity’s equity investment at risk in accordance with ASC Topic 810.

Vencore accounted for its investment in HVH in accordance with ASC Topic 810 and recorded a gain of $3 million in the first quarter of 2017, representing the fair value of contributed assets. Vencore subsequently accounts for its share of earnings or losses using the equity method of accounting in accordance with ASC 323, Investments—Equity method and joint ventures. The investment balance for HVH is included in “Other long-term assets” on the Company’s combined balance sheet. The Company’s investment related to this VIE totaled $2.4 million as of September 29, 2017, representing the Company’s maximum exposure to loss. Under the equity method, Vencore recognizes its share of earnings or losses of HVH in the periods for which they are reported by HVH in its financial statements.

Vencore applies the cumulative earnings approach and classifies cash inflows and outflows as operating activities unless Vencore’s cumulative distributions exceed cumulative equity in earnings recognized by Vencore (as adjusted for amortization of basis differences). When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and is classified as cash inflows from investing activities.

The Company considers whether the value of any of its equity method investments has been impaired whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), an impairment loss would be recorded.

Recently Issued Accounting Pronouncements

In August 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which sets forth guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related footnote disclosures. This standard defines the term “substantial doubt,” requires management to perform an evaluation of every reporting period and provides principles for considering the mitigating effects of management’s plans. The standard is effective for fiscal years ending after December 15, 2016, and interim periods beginning after December 15, 2016, with early adoption permitted. The Company’s adoption of this guidance for the year ended December 31, 2016, did not have a material impact on the Company’s combined financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The update required debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset, aligning the presentation of debt issuance costs with that of debt discounts and premiums. The update required retrospective application, representing a change in accounting principle. The Company adopted ASU 2015-03 effective January 1, 2016 and reclassified $7.3 million debt issuance costs related to the Company’s long-term debt arrangements from Other long-term assets to Long-term debt, net of current portion on the combined balance sheets.

In August 2015, the FASB issued ASU 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update) (“ASU 2015-15”). This update was issued due to the absence of authoritative guidance within update ASU 2015-03 for debt issuance costs related to line of credit arrangements. This update states that the U.S. Securities and Exchange Commission (“SEC”) staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any borrowings on the line-of-credit arrangement. The Company adopted ASU 2015-15 effective January 1, 2016. Deferred financing costs related to the line-of-credit arrangement remained as an asset on the balance sheets.

On May 1, 2015, the FASB issued ASU 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the FASB Emerging Issues Task Force) (“ASU 2015-07”). Under the amendments in this ASU, investments for which fair value is measured at net asset value (“NAV”) per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the NAV per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. The Company has adopted ASU 2015-07 for the year ended December 31, 2016 and has applied this guidance with respect to the Company’s deferred compensation plan assets discussed in “Note 19—Postretirement Plans.”

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960): Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force). The amendments in this update were issued to reduce complexity in employee benefit and postretirement plan accounting. The Company adopted the standard for the year ended December 31, 2016 retrospectively. The adoption of the new standard had no impact on the Company’s combined financial position, results of operations or cash flows.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The FASB eliminated the requirement that an acquirer in a business combination account for adjustments it makes to the provisional amounts it records for assets and liabilities retrospectively. Instead, an acquirer recognizes these measurement-period adjustments during the period in which it determines their amounts, including the effect on earnings of any amounts the acquirer would have recorded in previous periods if the accounting had been completed at the acquisition date. The Company adopted this pronouncement for the year ended December 31, 2016 by recognizing and disclosing adjustments to provisional amounts in connection with the initial purchase accounting of the QNA SSG acquisition. See “Note 3—Business Combination.”

The Company elected to early adopt ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). Issued in November 2015, ASU 2015-17 requires entities to present deferred tax assets and deferred tax liabilities as noncurrent on a classified balance sheet. ASU 2015-17 is effective for annual and interim reporting periods beginning after December 15, 2017 and companies are permitted to apply ASU 2015-17 either prospectively or retrospectively. Early adoption of ASU 2015-17 is permitted. The Company adopted ASU 2015-17 on a retrospective basis for the year ended December 31, 2015 and reclassified $0.2 million of current deferred tax assets to noncurrent.

The Company has elected to early adopt ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), issued by the FASB on August 26, 2016 (“ASU 2016-15”). This ASU addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. Effective January 1, 2016, the Company has adopted the provisions of ASU 2016-15 retrospectively by classifying debt extinguishment costs of $1.8 million as financing activities for the year ended December 31, 2016; reclassifying a contingent consideration payment of $9.6 million made in June 2015 from investing to a cash outflow for operating activities of $5 million and a cash outflow for financing activities of $4.6 million for the year ended December 31, 2015; and reclassifying activity related to corporate-owned life insurance between operating activities and investing activities for the years ended December 31, 2014 and 2015.

On March 15, 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting (“ASU 2016-07”). This ASU simplifies the accounting for equity method investments. The amendments in this ASU eliminate the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Early adoption is permitted. The Company adopted ASU 2016-07 effective January 1, 2017 on a prospective basis. There was no impact on the Company’s combined financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for share-based payments, including income tax consequences and classification on the statement of cash flows. Under the new standard, all excess tax benefits and tax deficiencies will be recognized as income tax expense or benefit in the income statement as discrete items in the reporting period in which they occur. Additionally, excess tax benefits will be classified as an operating activity on the statement of cash flows. In regards to forfeitures, the entity can make an accounting policy election to either recognize forfeitures as they occur or estimate the number of awards expected to be forfeited. The guidance is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company has elected to early adopt ASU 2016-09 on a prospective basis as of March 31, 2017. Upon adoption of ASU 2016-09, the Company’s combined financial statements were not impacted. There are no income tax consequences related to the Company’s B/B-1 Membership Interests and the Company’s calculation of stock compensation expense does not utilize forfeitures as an input assumption in the valuation of B/B-1 Membership Interests. See “Note 21—Share-based Compensation.”

Standards Issued But Not Yet Effective

The following ASUs were recently issued but have not yet been adopted:

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefit (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”), which will change the presentation of net periodic benefit cost related to employer sponsored defined benefit plans and other postretirement benefits. Service cost will be included within the same income statement line item as other compensation costs arising from services rendered during the period, while other components of net periodic benefit pension cost will be presented separately outside of operating income. Additionally, only service costs may be capitalized in assets. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not believe the adoption of this ASU will have a significant impact on the Company’s combined financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein, with early adoption permitted for interim and annual reporting periods beginning after December 15, 2016. ASU 2014-09 may be adopted either retrospectively or on a modified retrospective basis whereby ASU 2014-09 would be applied to new contracts and existing contracts with remaining performance obligations as of the effective date, with a cumulative catch-up adjustment recorded to beginning retained earnings at the effective date for existing contracts with remaining performance obligations.

In 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient to provide supplemental adoption guidance and clarification to ASU 2014-09. The effective date for these new standards and transition requirements are the same as the effective date and transition requirements for ASU 2014-09.

Management is in the process of reviewing the Company’s revenue contracts and is performing an assessment of the potential effects of the standard on the Company’s combined financial statements and disclosures, accounting policies and internal controls over financial reporting. We have developed a detailed implementation plan for 2017, which includes, among other things, an update to our policies, development of disclosures, updates to our controls and application of the guidance across our contract population. We are still assessing the qualitative and quantitative impacts to our combined financial statements as well as a transition method. Management plans to adopt the new standard on the required effective date.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The pronouncement requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. These changes become effective for the Company’s fiscal year beginning January 1, 2018. The adoption of ASU 2016-01 is being evaluated by the Company and the adoption is not expected to have a significant impact on the Company’s combined financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) that provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. ASU 2016-02 includes a short-term lease exception for leases with a term of 12 months or less, in which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases, using classification criteria that are substantially similar to the previous guidance. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company is currently evaluating the effect of the standard on its combined financial statements and related disclosures. Vencore will adopt this standard using a modified retrospective method.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”). ASU 2016-18 amends ASC Topic 230, Statement of Cash Flows, to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Upon adoption of ASU 2016-18, an entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017, and early adoption is permitted for all entities. We do not expect the adoption of ASU 2016-18 to have a material impact on our combined financial statements.

On January 26, 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the manner in which an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. In computing the implied fair value of goodwill under Step 2, an entity, prior to the amendments in ASU 2017-04, had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, including unrecognized assets and liabilities, in accordance with the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. However, under the amendments in this ASU, an entity should (1) perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and (2) recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, with the understanding that the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, ASU 2017-04 removes the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails such qualitative test, to perform Step 2 of the goodwill impairment test. Finally, this ASU amends the Overview and Background sections of the Accounting Standards Codification as part of the FASB’s initiative to unify and improve such sections across Topics and Subtopics. Public entities are required to prospectively adopt the standard for their annual, or any interim, goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the effect of adoption on our combined financial statements.

On January 5, 2017, the FASB has issued ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current implementation guidance in ASC Topic 805, Business Combinations (“ASC Topic 805”), there are three elements of a business: inputs, processes and outputs. While an integrated set of assets and activities (collectively, a “set”) that is a business usually has outputs, outputs are not required to be present. Additionally, all of the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs. The amendments in ASU 2017-01 provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If, however, the screen is not met, then the amendments in this ASU (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Finally, the amendments in this ASU narrow the definition of the term “output” so that the term is consistent with the manner in which outputs are described in Topic 606. The amendments are effective for annual periods beginning after December 15, 2017, including interim periods within those periods, with early adoption permissible. We are currently evaluating the effect of adoption on our combined financial statements.

3. Business Combination

On May 23, 2014, Vencore acquired QNA SSG through the purchase of 100% of the outstanding capital stock of QinetiQ North America, Inc. The acquisition was accounted for under ASC Topic 805. Under ASC Topic 805 the assets and liabilities acquired were recorded at fair value. A valuation of the identifiable assets and liabilities acquired was performed and a purchase price allocation resulted in new identifiable intangible assets.

The excess of the purchase price over assets acquired and liabilities assumed was allocated to goodwill. Total purchase price consideration recorded in 2014 was as follows (in thousands):

Fair value of consideration transferred
Cash	$165,000
Contingent consideration	4,648
Working capital adjustment	(10,621)

$159,027

Recognized amounts of identifiable assets acquired and liabilities assumed
Receivables	$121,794
Prepaid expenses and other current assets	9,598
Property and equipment	12,907
Intangible assets	30,872
Tax indemnity asset (Note 16)	13,179
Deferred compensation plan asset	19,097
Other long-term assets	4,129
Accounts payable and accrued expenses	(38,865)
Accrued compensation and benefits	(30,735)
Other current liabilities	(19,032)
Tax indemnity liability (Note 16)	(13,179)
Deferred compensation plan liability	(18,711)
Other long-term liabilities	(15,204)

Total identifiable net assets	$75,850

Cash acquired	$1,638
Goodwill	81,539

$159,027

As part of the total consideration, Vencore agreed to pay contingent consideration of up to $50 million in cash depending on QNA SSG’s financial performance between April 1, 2014 and March 31, 2015. Upon the effective date of the acquisition, management determined the fair value of contingent consideration to be $4.6 million. On a quarterly basis thereafter, Vencore re-measured the liability and recorded an additional amount, representing a change in estimate, which totaled $12.9 million for the year ended December 31, 2014. In the second quarter of 2015, Vencore settled and paid contingent consideration to the seller in the amount of $9.6 million and recorded a gain of $7.9 million, which is reflected in the combined statements of operations for the year ended December 31, 2015.

Goodwill of $81.5 million, none of which was tax deductible, was primarily attributable to QNA SSG’s workforce, synergies and to other factors which do not qualify for separate recognition. The difference between the book and tax goodwill relates to the purchase price allocation differences, including treatment of certain assumed liabilities.

Revenue and net loss attributable to QNA SSG included in the Vencore’s consolidated statements of operations was $335.6 million and $26.2 million, respectively, for the year ended December 31, 2014. QNA SSG operations were fully consolidated within Vencore as of January 1, 2015. The following unaudited pro forma revenue and net income figures represent the combined results of Vencore and QNA SSG for the year ended December 31, 2014 assuming that the QNA SSG acquisition had occurred on January 1, 2014 (in thousands):

Year Ended December 31, 2014
Revenue	$1,251,369
Net loss	(110,638)

The unaudited pro forma results disclosed in the table above are based on various assumptions and are not necessarily indicative of the results of operations that would have occurred had Vencore actually completed these acquisitions on the date indicated above.

4. Lease Abandonment Liability

The QNA SSG acquisition of 2014 was accounted for under ASC Topic 805. Under ASC Topic 805, the assets and liabilities acquired were recorded at fair value as measured on the acquisition date. The fair value of lease abandonment liabilities was $5.3 million prior to the acquisition. Subsequent to the acquisition, Vencore recorded additional lease abandonment liabilities in the amount of $21.6 million. Management accounted for the increase in the estimated liability of $21.6 million in accordance with ASC Topic 420, Exit or Disposal Costs and reflected the change in the statement of operations for the year ended December 31, 2014. The terms of the operating leases extend through 2023.

On a monthly basis as payments toward the leases are made, the liability is released, which resulted in a $7 million reduction of the liability balance for the year ended December 31, 2016. Vencore also recorded a change in estimate of the lease abandonment liability during 2016 and the nine months ended September 29, 2017 in the amount of $1.6 million and $0.8 million respectively, due to changes in sublease expectations.

Changes in the lease abandonment liability are as follows (in thousands):

Accrual balance at December 31, 2013	$—

Lease abandonment liability acquired	5,261
Lease abandonment liability addition	21,645
Lease payments in liability	(1,519)

Accrual balance at December 31, 2014	$25,387

Lease payments in liability	(6,459)

Accrual balance at December 31, 2015	$18,928

Non-cash activities	(1,598)
Lease payments in liability	(7,002)

Accrual balance at December 31, 2016	$10,328

Non-cash activities	(834)
Lease payments in liability	(3,771)

Accrual balance as of September 29, 2017 (Unaudited)	$5,723

Of the total $18.9 million, $10.3 million and $5.7 million, as of December 31, 2015 and 2016 and September 29, 2017, respectively, $7.4 million, $4.4 million and $2.1 million, respectively, are included within other current liabilities (“Note 11—Other Current Liabilities”), and $11.5 million, $5.9 million and $3.6 million, respectively, are included within other long-term liabilities (“Note 12—Other Long-term Liabilities”).

5. Deferred Costs

Deferred Indirect Costs

In 2014, Vencore continued to face program consolidations, delayed contract awards, potential sequestration effects and significant reduction in customers’ budgets. Additionally, as a result of the QNA SSG acquisition, Vencore continued its restructuring initiatives. Restructuring activities across Vencore included elimination of redundant employees, capabilities and certain leased and owned facilities. Specifically, these initiatives included internal facility restructurings, continuation and expansion of the employee termination and realignments, and IT and other internal systems consolidations. All severance-related payments were completed in the year ended December 31, 2016. As part of a facility consolidation project, Vencore sold a building and exited its operating leased facilities at Vencore Valley Forge, Pennsylvania. Vencore had also previously exited leases due to the consolidation of heritage acquisition facilities in 2013. The consolidation of leases from prior acquisitions was completed by December 31, 2014. These restructuring costs are deferred and allocated to contracts when they are billable as agreed upon by the Defense Contract Management Agency and amortized by Vencore on a 3 to 5 year period.

Changes in the asset are as follows (in thousands):

Balance at December 31, 2013	$5,500

Add: Severance and related costs	6,662
Add: Professional and other fees	831
Less: Costs released to contracts	(1,834)

Balance at December 31, 2014	$11,159

Add: Severance and related costs	4,614
Add: Write-off of a building (a)	4,208
Add: Professional and other fees	2,399
Less: Costs released to contracts	(2,854)

Balance at December 31, 2015	$19,526

Add: Severance and related costs	1,187
Add: Professional and other fees	175
Less: Costs released to contracts	(6,493)

Balance at December 31, 2016	$14,395

Add: Severance and related costs	143
Add: Professional and other fees	—
Less: Costs released to contracts	(3,857)

Balance at September 29, 2017 (unaudited)	$10,681

(a)	Represents the write-off of a building that was captured in deferred contract costs.

Of the total $19.5 million, $14.4 million and $10.7 million, as of December 31, 2015 and 2016 and September 29, 2017, respectively, $6.5 million, $5.1 million and $5.1 million, respectively, are included within deferred costs in our combined balance sheets, and $13 million, $9.3 million and $5.6 million, respectively, are included within other long-term assets on the combined balance sheets (“Note 8—Other Long-term Assets”).

Changes in the related liability are as follows (in thousands):

	Severance and Related Costs	Professional and Other Fees	Total
Balance as of January 1, 2014	$314	$35	$349
Additions	6,662	831	7,493
Cash payments	(3,726)	(819)	(4,545)

Balance as of December 31, 2014	$3,250	$47	$3,297

Additions	4,614	2,399	7,013
Cash payments	(7,298)	(2,432)	(9,730)

Balance as of December 31, 2015	$566	$14	$580

Additions	1,187	175	1,362
Cash payments	(1,753)	(189)	(1,942)

Balance as of December 31, 2016	$—	$—	$—

Additions	143	—	143
Cash payments	(143)	—	(143)

Balance as of September 29, 2017 (Unaudited)	$—	$—	$—

Deferred IPO Costs

The Company deferred specific incremental costs directly attributable to a contemplated offering of equity securities and had planned to offset it against gross proceeds of the offering as a reduction of additional paid in capital. As of September 29, 2017 the Company had deferred $2.7 million of costs related to offering of equity securities. These costs were subsequently expensed in the fourth quarter of 2017 due to a change in Company strategy and a proposed merger. See “Note 24—Subsequent Events” for a description of the proposed merger.

Deferred Direct Costs

Keypoint defers costs directly related to the production of cases that have been partially completed. Keypoint allocates a portion of total production costs in the month to cases that have been submitted as FF and recognized as revenue and a portion to partially completed cases. The portion allocated to partially completed cases are deferred to be recognized in the period where the case is completed as FF and related revenue is recognized.

Keypoint’s model for calculating deferred direct costs is as follows:

Total cost of production (for any period)	=	Cost per SU	X	Number of SU’s on partially completed cases (in any period)	=	Deferred Direct Cost
Total # of SU’s produced (in that period)

where SU represents the Source Unit, Keypoint’s measurement of the amount of work.

Changes in the asset are as follows (in thousands):

Balance at December 31, 2013	$3,478

Add: Production costs	6,872
Less: Costs released to contracts	(411)

Balance at December 31, 2014	$9,939

Add: Production costs	6,853
Less: Costs released to contracts	(646)

Balance at December 31, 2015	$16,146

Add: Production costs	6,619
Less: Costs released to contracts	(6,181)

Balance at December 31, 2016	$16,584

Add: Production costs	14,346
Less: Costs released to contracts	(12,129)

Balance at September 29, 2017 (unaudited)	$18,801

Total deferred direct costs of $16.1 million, $16.6 million and $18.8 million, as of December 31, 2015 and 2016, and as of September 29, 2017, respectively are included within deferred costs in our combined balance sheets.

6. Accounts Receivable

Accounts receivable, net consisted of the following components (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Accounts receivable—billed	$54,715	$61,055	$48,309
Accounts receivable—unbilled	121,659	110,443	139,792
Allowance for doubtful accounts	(4,810)	(4,961)	(4,453)

Accounts receivable—net	$171,564	$166,537	$183,648

The changes in the Company’s allowance for doubtful accounts as of December 31, 2014, 2015 and 2016 and as of September 29, 2017 were as follows (in thousands):

Balance at December 31, 2014	$4,827

Charged to costs and expenses	270
Deductions	(287)

Balance at December 31, 2015	$4,810

Charged to costs and expenses	424
Deductions	(273)

Balance at December 31, 2016	$4,961

Charged to costs and expenses	915
Deductions	(1,423)

Balance at September 29, 2017 (Unaudited)	$4,453

Unbilled amounts represent revenues for which billings have not been presented to customers at period end. The Company includes in current accounts receivable certain unbilled amounts which may extend beyond one year. Long-term unbilled includes receivables related to retainage, holdbacks and long-term rate settlements to be billed at contract closeout of $4 million, $4.4 million, and $4.9 million as of December 31, 2015, 2016, and September 29, 2017, respectively.

As of December 31, 2015, the Company had a $16.6 million balance within accounts receivable related to a project with NASA. For the year ended December 31, 2016, the Company had $15.6 million within accounts receivable related to projects with OPM. As of September 29, 2017, the Company had a $18.7 million within accounts receivable related to projects with NASA.

7. Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following components (in thousands):

	As of December 31,		As of September 29 (Unaudited)
	2015	2016	2017
Taxes receivable	$—	$6,382	$954
Prepaid insurance	1,402	1,294	684
Prepaid software	3,766	3,760	3,427
Prepaid rent	2,622	2,656	219
Prepaid advisory fee	2,417	2,417	1,167
Inventory	1,446	1,595	1,765
Other	2,600	968	914

	$14,253	$19,072	$9,130

8. Other Long-term Assets

Other long-term assets consisted of the following components (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Deferred compensation & non-qualified savings plans	$23,223	$25,002	$23,214
Non-qualified pension plans	4,395	2,751	2,813
Tax indemnification asset	13,585	14,011	14,330
Deferred indirect costs, net of current	13,024	9,252	5,538
Deferred tax asset	5,898	952	952
Security deposits	3,348	3,148	2,437
Investment in joint venture	—	—	2,425
Deferred revolver fees	924	622	1,079
Deferred rent subleases	1,135	1,029	997
Rate indemnification asset	2,944	—	—
Other	1,213	1,123	855

	$69,689	$57,890	$54,640

Deferred compensation plans & non-qualified savings plans represent assets controlled by the Company to support the Company’s deferred compensation and non-qualified savings plans. These assets are classified as available-for-sale securities. The Company records unrealized gains and losses as a component of other comprehensive income (loss) within the statements of comprehensive income (loss) and as a separate component of stockholder’s equity. Realized gains or losses on available-for-sale securities are determined using the specific identification method and the Company includes net realized gains and losses in other income (expense) within the statements of operations. At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company considers factors including the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time during which the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in general. The Company also evaluates whether it is more likely than not that it will be required to sell a security prior to recovery of its fair value. An impairment loss is recognized at the time the Company determines that a decline in the fair value below its cost basis is other-than-temporary. There were no unrealized losses at December 31, 2015 or 2016 or September 29, 2017 that the Company determined to be other-than-temporary. The Company records the obligation associated with these plans in other long-term liabilities. Refer to “Note 12—Other Long-Term Liabilities.”

Both the tax indemnification asset and rate indemnification asset have offsetting liabilities recorded against these assets. Refer to “Note 12—Other Long-Term Liabilities.” Refer to “Note 5—Deferred Costs” for deferred indirect costs. See “Note 16—Income Taxes” for a further description of the tax indemnification asset and liability. The rate indemnification asset and liability relates to an indemnification received from Lockheed Martin in 2013 and recorded on the Company’s books based upon a settlement reached between the two parties to indemnify the Company against financial exposure from open audits related to indirect rates.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Vendor payables	$39,593	$46,799	$53,707
Accrued expenses	15,091	16,753	23,411

Total accounts payable and accrued expenses	$54,684	$63,552	$77,118

Vendor payables consist of all invoices received but not yet paid by the Company. Accrued expenses include direct and indirect contract accruals.

10. Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Paid time off	$28,775	$30,421	$30,803
Accrued payroll and payroll taxes	21,522	25,697	13,319
Incentive bonus plan	14,424	16,142	11,847
Share based compensation liability	—	6,600	5,080
Other	1,282	721	190

Total accrued compensation and benefits	$66,003	$79,581	$61,239

The Company offers paid time off as a benefit to its employees, ranging from two to four weeks per year based on tenure. Accrued payroll and taxes reflect accruals for amounts to be paid in the next pay period. Share-based compensation liability awards are offered to certain executive officers; refer to “Note 21—Share-Based Compensation” for additional details. The share-based compensation balance as of December 31, 2015 is included in other long-term liabilities. Incentive bonus plans are offered to certain members of management and are based upon the Company’s financial performance and individual performance.

11. Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Billings in excess of costs incurred	$7,455	$9,389	$10,294
Lease abandonment	7,456	4,460	2,168
Self-insurance liability	3,191	2,988	5,365
Contract reserves	6,212	7,024	5,718
Accrued interest	1,355	1,255	3,108
Deferred rent	500	1,270	816
Management advisory fees	1,500	1,705	1,155
Interest rate swap	2,164	668	1,187
Taxes Payable	1,500	—	—
Other	3,541	3,759	4,185

	$34,874	$32,518	$33,996

Billings in excess of costs incurred are advanced payments received by the Company for contracts that we account for on a percentage-of-completion basis and for indirect rate variances. Contract reserves include reserves related to specific contracts and reserves against open indirect cost audits. Self-insurance liability includes health benefits and also prescription drug and dental benefits. The Company records an incurred but unreported claim liability for self-funded plans based on an actuarial valuation.

12. Other Long-term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Deferred income tax liability	$14,110	$30,067	$39,865
Deferred compensation & non-qualified savings plans	21,454	21,549	23,562
Tax indemnification liability	13,585	14,011	14,330
Deferred rent	10,108	9,539	9,917
Lease abandonment liability	11,472	5,867	3,554
Share-based compensation (Note 21)	6,819	—	—
Rate indemnification	2,944	—	—
Interest rate swap	2,230	1,316	991
Other	1,567	1,911	2,345

	$84,289	$84,260	$94,564

Both the tax indemnification and rate indemnification liabilities have offsetting assets recorded against these liabilities. Refer to “Note 8—Other Long-term Assets.” The rate indemnification liability was released in the year ended December 31, 2016 with no impact to the statements of operations. Refer to “Note 18—Long-term Debt and Interest Rate Swap” for a discussion of the Company’s interest rate swap arrangements; “Note 4—Lease Abandonment Liability” for documentation on the Company’s various onerous leases; and “Note 16—Income Taxes” for the Company’s income tax and deferred tax liability disclosure. Refer to “Note 17—Fair Value Measurements” for documentation of the measurement of the fair value of deferred compensation plans and non-qualified savings plans.

13. Property, Equipment and Capitalized Software

Property, equipment and capitalized software consisted of the following components (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
Leasehold improvements	$19,932	$26,010	$27,333
Computer equipment	18,695	24,809	29,271
Software	17,584	18,471	18,678
Furniture and fixtures	8,212	8,091	8,313
Machinery and equipment	2,243	2,625	2,625
Land	1,780	1,780	1,780
Other equipment	625	1,040	1,189
Construction in progress	7,805	4,204	4,159

Total	76,876	87,030	93,348
Less accumulated depreciation and amortization	(43,201)	(51,864)	(59,792)

Property, equipment, and capitalized software	$33,675	$35,166	$33,556

Property and equipment are recorded at cost, and the balances are presented net of accumulated depreciation. The cost of software purchased or internally developed is capitalized, as appropriate.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization expense was $9.9 million, $10.8 million and $11.4 million for the years ended December 31, 2014, 2015 and 2016, respectively. Depreciation expense was $8.5 million and $8.7 million for the nine months ended September 30, 2016 and September 29, 2017, respectively.

14. Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of December 31, 2014, 2015 and 2016 and September 29, 2017 (in thousands).

Total
Balance at December 31, 2013	$313,988
ACS acquisition adjustment	1,397
QNA SSG acquisition	81,539

Balance at December 31, 2014	$396,924

Goodwill acquired	—

Balance at December 31, 2015	$396,924

Goodwill acquired	—

Balance at December 31, 2016	$396,924

Goodwill acquired	—

Balance at September 29, 2017 (Unaudited)	$396,924

Goodwill	$488,595
Accumulated impairment losses	(91,671)

Balance at December 31, 2015	$396,924
Goodwill	$488,595
Accumulated impairment losses	(91,671)

Balance at December 31, 2016	$396,924

Goodwill	$488,595
Accumulated impairment losses	(91,671)

Balance at September 29, 2017 (Unaudited)	$396,924

Vencore reviews goodwill for impairment annually as of October 31 and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable using a two-step process for each reporting unit. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount (including goodwill). If the reporting unit’s fair value exceeds its carrying value, no further procedures are required. However, if the reporting unit’s fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to be performed. Step two of this test measures the amount of the impairment loss, if any. Step two of this test requires the allocation of the reporting unit’s fair value to its assets and liabilities, including any unrecognized intangible assets in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit were being acquired in a business combination. If the implied fair value of goodwill is less than the carrying value, the difference is recorded as a goodwill impairment charge in the statement of operations.

Vencore uses multiple valuation approaches to determine the fair value of the reporting units which includes (1) the income approach (also referred to as a discounted cash flow or “DCF”); and (2) the market approach. Both of these approaches are affected by economic conditions related to the U.S. defense industry as well as conditions in the U.S. capital markets. Under the income approach, the DCF method is a valuation technique in which fair value is derived from forecasted future cash flow discounted at the appropriate rate of return commensurate with the risk as well as current rates of return for equity and debt capital as of the valuation date. The discount rate utilizes an estimate of the weighted average cost of capital. The market approach is a valuation technique in which the fair value is calculated based on a detailed market analysis of publicly traded companies (also referred to as the guideline public company method or “GPCM”) that provides a reasonable basis for comparison for each reporting unit. In addition to utilizing the GPCM under the market approach, we also review and consider the application of guideline transaction multiples to the financial metrics for each reporting unit, if recent comparable transactions exist.

Inherent in our development of the present value of future cash flow projections are assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, and cost of capital and tax rates. We also make assumptions about future market conditions, market prices, interest rates and changes in business strategies. Changes in our assumptions or estimates could materially affect the determination of the fair value of a reporting unit and, therefore, could eliminate the excess of fair value over the carrying value of a reporting unit entirely and, in some cases, could result in impairment. Such changes in assumptions could be caused by a loss of one or more significant contracts, reductions in government spending or a decline in the demand for our services due to changing economic conditions. Given the contractual nature of our business, if we are unable to win or renew contracts, are unable to estimate and control our contract costs, fail to perform adequately to our clients’ expectations, fail to procure third-party subcontractors or fail to secure adequate funding for our projects, our profits, revenue and growth over the long-term would decline, and such a decline could significantly affect the fair value assessment of the reporting units and cause our goodwill to become impaired.

To determine fair value as of October 31, 2015 and 2016, Vencore relied primarily on the market approach.

Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the many variables inherent in the estimation of a reporting unit’s fair value and the relative size of our recorded goodwill, differences in assumptions could have a material effect on the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.

Keypoint conducts its annual impairment test as of September 30. In evaluating goodwill, Keypoint performs an assessment of qualitative factors to determine if goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. Keypoint performed an impairment test for the years ended December 31, 2016 and 2015 utilizing qualitative information and determined there were no changes in circumstances that would more likely than not reduce the fair value below its carrying amount. Using this method, the Keypoint determined that the fair value of its goodwill exceeded the carrying value of the related assets. Therefore, no impairment was recorded for Keypoint as of September 30, 2017 and in 2016 or 2015.

15. Purchased Intangible Assets

Intangible assets consisted of the following (in thousands):

	As of December 31, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Contracts/Customer relationships	$357,840	$(104,446)	$253,394
Backlog	25,300	(2,537)	22,763
Technology	24,900	(17,619)	7,281
Favorable leasehold interest	372	(170)	202
PhaseOne trademark	300	(230)	70
Noncompetition agreements	300	(241)	59

	$409,012	$(125,243)	$283,769

	As of December 31, 2016
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Contracts/Customer relationships	$357,840	$(123,305)	$234,535
Backlog	25,300	(4,118)	21,182
Technology	24,900	(21,107)	3,793
Favorable leasehold interest	372	(179)	193
PhaseOne trademark	300	(290)	10

	$408,712	$(148,999)	$259,713

	As of September 29, 2017 (Unaudited)
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Contracts/Customer relationships	$357,840	$(134,006)	223,834
Backlog	25,300	(5,304)	19,996
Technology	24,900	(23,723)	1,177
Favorable leasehold interest	372	(340)	32
PhaseOne trademark	300	(300)	—

	$408,712	$(163,673)	$245,039

The customer relationship (customer contract) intangible asset represents the fair value of future projected cash flows that are expected to be derived from sales of services to existing customers. The asset is primarily amortized over a period ranging from 8 to 24 years. The weighted average period of amortization for customer contracts and related customer relationships as of December 31, 2016 was 24 years, and the weighted-average remaining period of amortization was 18 years.

The technology intangible asset represents a suite of technological capabilities and offerings that have been acquired throughout prior years in conjunction with business combinations and are used by customers in support of their missions. Technology is amortized straight-line over its estimated useful life of between 7 to 10 years. The weighted average period of amortization for acquired technologies as of December 31, 2016 was 7 years, and the weighted-average remaining period of amortization was 2 years.

Backlog represents acquired backlog resulting from business combinations and includes the funded economic value of predominantly long-term contracts, less the amount of revenue already recognized on those contracts. The asset is being amortized over a period of 16 years.

Favorable leasehold interests represent the step up evaluation of QNA SSG leases booked related to the acquisition.

PhaseOne trademark is a renewable intangible asset that is being amortized on a straight-line basis over the remaining legal life.

Amortization expense for the years ended December 31, 2014, 2015 and 2016 was $27.4 million, $25.5 million, $24 million, respectively. Amortization expense for the nine months ended September 30, 2016 and September 29, 2017 was $18.1 million and $14.7 million, respectively. We estimate that we will have the following amortization expense for the future periods indicated below as of December 31, 2016 (in thousands):

2017	$19,178
2018	15,761
2019	14,985
2020	14,985
2021	14,985
Thereafter	179,819

Total intangible assets, net	$259,713

We estimate that we will have the following amortization expense for the future periods indicated below as of September 29, 2017 (in thousands):

2017	$4,504
2018	15,761
2019	14,985
2020	14,985
2021	14,985
Thereafter	179,819

Total intangible assets, net	$245,039

16. Income Taxes

The Company’s provision for income taxes consisted of the following components (in thousands):

	Year Ended December 31,			Nine Months Ended September 29, (Unaudited)
	2014	2015	2016	2017
Current
Federal	$2,785	$(9,121)	$(3,257)	$(437)
State expense	485	(1,584)	(1,130)	(484)

Total current	3,270	(10,705)	(4,387)	(921)
Deferred
Federal expenses	(3,256)	(9,097)	(18,278)	(8,385)
State expense	(262)	(1,544)	(2,625)	(1,411)

Total deferred	(3,518)	(10,641)	(20,903)	(9,796)

Total provision for income taxes	$(248)	$(21,346)	$(25,290)	$(10,717)

Our reconciliation of the 35% U.S. federal statutory income tax rate to actual income tax expense is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 29, (Unaudited)
	2014	2015	2016	2017
U.S. statutory tax rate	35.0%	35.0%	35.0%	35.0%
Equity based awards	(0.7)	3.2	(0.2)	—
Noncash income or gain	—	(6.2)	—	—
Valuation allowance	(27.2)	(15.6)	(10.3)	(22.5)
Amortization of intangible assets	(2.1)	27.5	27.0	41.9
State tax expense	0.3	2.5	3.1	3.1
Uncertain tax position interest	(0.2)	0.9	0.9	1.2
Acquisition costs	(1.2)	—	—	—
Contingent consideration	(4.0)	—	—	—
Other	(0.1)	0.8	0.7	1.0

Effective tax rate	(0.2%)	48.1%	56.2%	59.7%

The primary components of our federal deferred income tax assets as of December 31, 2015 and 2016 and as of September 29, 2017 were as follows (in thousands):

	As of December 31,		As of September 29, (Unaudited)
	2015	2016	2017
	Noncurrent	Noncurrent	Noncurrent
Deferred tax assets related to:
Postretirement benefit plans	$33,472	$31,476	$31,476
Property, equipment and capitalized software	439	2,099	2,099
Amortization of intangible assets	29,988	24,299	24,299
Accrued expenses	25,063	21,975	21,975
Other liabilities	1,734	784	784
Net operating loss carryforwards	84,468	105,278	105,278
Deferred compensation	5,318	4,454	4,454
Acquisition transaction costs	520	453	453
Other	654	452	374

Total	181,656	191,270	191,192
Valuation allowance	(171,600)	(180,584)	(180,584)

Deferred tax assets	10,056	10,686	10,608

Deferred tax liabilities related to:
Goodwill and other intangible assets	(16,387)	(29,141)	(36,595)
Other current assets	(124)	(44)	(44)
Deferred financing costs	(1,757)	(798)	(798)
Accounts receivable	—	(3,881)	(6,264)
Deferred direct costs	—	(5,937)	(5,820)

Deferred tax liabilities	(18,268)	(39,801)	(49,521)

Net deferred tax assets and liabilities	$(8,212)	$(29,115)	(38,913)

The changes in the Company’s valuation allowance as of December 31, 2014, 2015, 2016 and September 29, 2017 were as follows (in thousands):

Balance at December 31, 2013	$97,661

Charged to costs and expenses	66,817
Charged to other accounts	—
Deductions	—

Balance at December 31, 2014	$164,478

Charged to costs and expenses	$7,122
Charged to other accounts	—
Deductions	—

Balance at December 31, 2015	$171,600

Charged to costs and expenses	8,984
Charged to other accounts	—
Deductions	—

Balance at December 31, 2016	$180,584

Charged to costs and expenses	—
Charged to other accounts	—
Deductions	—

Balance at September 29, 2017 (unaudited)	$180,584

A valuation allowance is recorded against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment for a valuation allowance requires judgment on the part of the Company with respect to the benefits that may be realized. The Company recorded deferred tax assets as part of its purchase accounting and additional deferred tax assets in its provision for income taxes for the years ended December 31, 2015 and 2016 for the Vencore Holding Corp. and Subsidiaries consolidated tax filing group. Although the Company is in a valuation allowance position, we recognize a generally consistent amount of tax provision expense related to the amortization of indefinite-lived intangibles. It is the judgment of the Company that it is more likely than not that the tax benefit will not be realized with respect to the majority of its deferred tax assets. Accordingly, a valuation allowance in the amount of $171.6 million, $180.6 million and $180.6 million has been recorded against the deferred tax assets as of December 31, 2015, 2016, and September 29, 2017, respectively. Any future reduction relating to the purchase accounting tax valuation allowance would be recorded as an adjustment to the provision for income taxes. The Company continues to recognize a valuation allowance against the deferred tax assets of Vencore Holding Corp. and Subsidiaries. There has been no change in our assessment of the reliability of our deferred tax assets.

The Company has deferred tax liabilities related to assets with indefinite useful lives, including goodwill and its trade name. The Company believes that the related temporary differences should not be used as a source of taxable income to support the realization of deferred tax assets. Accordingly, the valuation allowance recorded is an amount that results in a net deferred tax liability of $8.2 million, $29.1 million and $38.9 million at December 31, 2015, and 2016 and September 29, 2017, respectively. The Company is subject to income taxes in the U.S. and various state jurisdictions.

As of December 31, 2015, the Company had federal and state net operating loss carryforwards of $210.1 million and $210.1 million, respectively. As of December 31, 2016 and September 29, 2017, the Company had federal and state net operating loss carryforwards of $264.5 million and $264.5 million, respectively. The net operating losses will begin to expire on December 31, 2030.

The Company files income tax returns under two U.S. federal income tax groups. Vencore’s subsidiaries are included in the Vencore Holding Corp. and Subsidiaries consolidated income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. Keypoint Government Solutions, Inc. files a separate U.S. federal income tax return and separate state income tax returns. The Company is subject to federal income tax examination for tax years 2014 through 2016, but is not currently under examination.

As of December 31, 2015, and 2016, and September 29, 2017, the Company had an accrual of approximately $10.9 million for tax exposures (excluding accrued interest), primarily relating to a proposed adjustment by the Internal Revenue Service relating to a compensation deduction taken in a prior tax return filed by QNA SSG’s former owner. The total amount reserved for this proposed adjustment is approximately $14.3 million, which is included in other long-term liabilities on the accompanying combined balance sheets. Subsequently in the fourth quarter of 2017, Vencore reduced the indemnification asset and liability by $12.3 million due to partial settlement of the case. Interest expense related to the tax exposures amounted to $0.4 million, $0.4 million, and $0.3 million respectively, for the years ended December 31, 2015, December 31, 2016 and September 29, 2017. As of September 29, 2017, the Company had approximately $3.4 million in accrued interest related to unrecognized tax benefits reflected in its combined balance sheets. In connection with the QNA SSG purchase agreement, the Company is indemnified against the tax obligation relating to this matter.

The Company has recognized a receivable of approximately $14.3 million as of September 29, 2017 for the expected probable recovery under the QNA SSG purchase agreement, which is included in other long-term assets in the accompanying combined balance sheets. The uncertain tax position is related to a compensation deduction claimed at a VSS subsidiary, which the Company expects to settle within the next 12 months.

Changes in unrecognized tax benefits were as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 29, (Unaudited)
	2015	2016	2017
Unrecognized Tax Benefits Beginning of year	$13,180	$13,585	$14,011
Gross Increases—tax positions in prior period	405	426	319
Unrecognized Tax Benefits End of Year	$13,585	$14,011	$14,330

17. Fair Value Measurements

The Company accounts for recurring and non-recurring fair value measurements in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value and requires expanded disclosures about fair value measurements. The ASC Topic 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1—Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2—Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

Level 3—Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity—e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security. If a change in Level 3 inputs occurs, the resulting amount might result in a significantly higher or lower fair value measurement.

The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires the Company to make subjective judgments as to the significance of inputs used in determining fair value and where such inputs lie within the ASC Topic 820 hierarchy.

Financial assets and liabilities subject to fair value measurements were as follows (in thousands):

	As of December 31, 2015
	Level 1	Level 2	Level 3
Assets
Deferred compensation and nonqualified savings plan assets:
Cash and cash equivalents	$15,353	$—	$—
Fixed income mutual funds	7,870	—	—

Total assets	$23,223	$—	$—

Liabilities
Deferred compensation and nonqualified savings plan liabilities	$21,454	$—	$—
Interest rate swap	—	4,394	—
Class B/B-1 membership interests	—	—	6,819

Total liabilities	$21,454	$4,394	$6,819

	As of December 31, 2016
	Level 1	Level 2	Level 3
Assets
Deferred compensation and nonqualified savings plan assets:
Cash and cash equivalents	$16,490	$—	$—
Fixed income mutual funds	8,512	—	—

Total assets	$25,002	$—	$—

Liabilities
Deferred compensation and nonqualified savings plan liabilities	$21,549	$—	$—
Interest rate swap	—	1,984	—

Class B/B-1 membership interests	—	—	6,600

Total liabilities	$21,549	$1,984	$6,600

	As of September 29, 2017 (Unaudited)
	Level 1	Level 2	Level 3
Assets
Deferred compensation and nonqualified savings plan assets:
Cash and cash equivalents	$14,112	$—	$—
Fixed income mutual funds	9,102	—	—

Total assets	$23,214	$—	$—

Liabilities
Deferred compensation and nonqualified savings plan liabilities	$23,562	$—	$—
Interest rate swap	—	2,178	—

Class B/B-1 membership interests	—	—	5,080

Total liabilities	$23,562	$2,178	$5,080

The following table illustrates our Level 3 reconciliation:

	December 31, 2015 Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Balances as of January 1, 2015	Net Changes in Valuation	Transfers in/or Out of Level 3	Balance as of December 31, 2015
Class B/B-1 membership interest	$2,800	$4,019	$—	$6,819

	$2,800	$4,019	$—	$6,819

	December 31, 2016 Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Balances as of January 1, 2016	Net Changes in Valuation	Transfers in/or Out of Level 3	Balance as of December 31, 2016
Class B/B-1 membership interest	$6,819	$(219)	$—	$6,600

	$6,819	$(219)	$—	$6,600

	September 29, 2017 Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Unaudited)
	Balances as of January 1, 2017	Net Changes in Valuation	Transfers in/or Out of Level 3	Balance as of September 29, 2017
Class B/B-1 membership interest	$6,600	($1,520)	$—	$5,080

	$6,600	($1,520)	$—	$5,080

The Company’s Level 1 securities primarily consist of restricted cash and cash equivalents and fixed income mutual funds that support the Company’s nonqualified defined benefit pension plan. All assets measured at fair value represent investments classified as available-for-sale securities held in a separate trust to fund our deferred compensation and nonqualified savings plans and are recorded in other long-term assets on our combined balance sheets. The Company also has Level 1 deferred compensation and nonqualified savings plan liabilities. The Company determines the estimated fair value for its Level 1 securities using quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 interest rate swaps are fair valued based on quoted market prices for similar instruments and then adjusted to account for the Company’s nonperforming risk in accordance with ASC Topic 820.

The Company’s Level 3 securities include Class B/B-1 membership interests, representing the fair value of the Vencore’s liability-based equity awards at year end. The Class B/B-1 membership interests are valued based on a model that includes significant unobservable inputs that cannot be corroborated using verifiable observable market data. The Company estimates the fair value of the Class B/B-1 membership interests using the Option-Pricing Method. The Option-Pricing method considers preferred and ordinary shares as call options on the total shareholders’ equity value, giving consideration to the rights and preferences of each class of equity. Significant assumptions include volatility, risk free interest rate and a discount for lack of marketability. A volatility factor of 68.8%, a risk-free rate of 1.38% and a discount for lack of marketability of 51.5% were used in the December 31, 2014 fair value determination. A volatility factor of 51.9%, a risk-free interest rate of 1.31% and a discount for lack of marketability of 34.0% were used in the December 31, 2015 fair value determination. A volatility factor of 84.1%, a risk-free interest rate of 0.85%, and a discount for lack of marketability of 33.0% were used in the December 31, 2016 fair value determination. A volatility factor of 82.9%, a risk-free interest rate of 1.26% and a discount for lack of marketability of 32.0% were used in the September 29, 2017 fair value determination. Refer to “Note 21—Share-based Compensation.” Gains and losses that are incurred during the period for our Level 3 securities are recorded within the General and administrative expenses within the statements of operations.

For all periods presented, we did not have any transfers of assets or liabilities between levels of the fair value hierarchy.

In addition to the financial instruments listed in the table above, we hold other instruments, including cash, receivables, accounts payable, and debt. The carrying amounts for cash, receivables, and accounts payable approximated their fair values.

The carrying value of debt of $771.9 million, $878.2 million and $973 million as of December 31, 2015 and 2016 and September 29, 2017, respectively, was recorded at amortized cost. The estimated fair value of long-term debt as of December 31, 2015, 2016 and September 29, 2017 was $776.2 million, $907.1 million and $1,000.4 million, respectively. The fair value of the Vencore term loans was determined using indicative broker quotes and comparisons to companies with similar characteristics. The fair values were estimated based on quoted market prices of debt and comparison to companies with terms and due dates similar to our long-term debt instruments. We determined the fair value of Vencore’s long-term debt using Level 2 inputs in which fair value is generally estimated based on quoted market prices for identical or similar instruments. The fair value of Keypoint loans was determined to be the same as the carrying value.

18. Long-term Debt and Interest Rate Swap

The Company’s total outstanding indebtedness at December 31, 2015, and 2016 and September 29, 2017 consisted of the following (in thousands):

	As of December 31, 2015		As of December 31, 2016		As of September 29, 2017 (Unaudited)
	Interest Rate	Outstanding Balance	Interest Rate	Outstanding Balance	Interest Rate	Outstanding Balance
Sr. Subordinated Note	11.5%	$175,000	—	$—	—	$—
UBS First lien	5.75%	375,717	5.75%	547,928	5.90%	543,584
Cortland First lien	—	—	—	—	7.16%	209,625
UBS Second lien	9.0%	115,000	9.75%	244,200	9.90%	244,200
UBS / B1 Loans	7.75%	131,120	7.75%	113,559	—	—
Discount		(13,966)		(21,970)		(18,515)
Deferred Financing		(10,996)		(5,493)		(5,916)
Current portion		(27,264)		(18,244)		(16,541)

Long-term debt, net of current portion		$744,611		$859,980		$956,437

Scheduled maturities of long-term debt as of September 29, 2017 were as follows (in thousands):

Years ending December 31,
2017	$4,134
2018	16,541
2019	555,159
2020	265,700
2021	21,500
Thereafter	134,375

$997,409

UBS First and Second Lien

Senior Secured First Lien and Second Lien Credit Facilities with UBS

On May 23, 2014, Vencore and Vencore OpCo entered into a first lien credit facility with UBS, which was amended on June 17, 2016 (as amended, the “First Lien”) to include a term loan increase of $181.9 million. The First Lien was borrowed to help fund the retirement of the Senior Subordinated Notes and to pay dividends to Class A members. Cash dividends of $183 million paid represented a liquidating dividend. The First Lien consists of a term loan of $550.8 million due on November 23, 2019 and an available revolving credit facility of up to $50 million that expires May 23, 2019, of which $10 million may be used as letters of credit. The First Lien is secured by substantially all of Vencore’s assets. The obligations of Vencore OpCo under the First Lien are guaranteed by Vencore and each of Vencore OpCo’s subsidiaries (other than foreign subsidiaries, subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries and certain other subsidiaries). As of December 31, 2016 and September 29, 2017, Vencore had borrowed $0.2 million as letters of credit under the revolving credit facility. The amount available under the revolving credit facility may be utilized to fund working capital or for other general corporate purposes. Vencore is required to pay a commitment fee of 0.375% per annum, in respect of the unutilized revolving credit commitments. The revolving credit facility is secured and guaranteed on the same basis as the First and Second Lien loans. The original first lien credit facility included a delayed draw term loan of up to $50 million which was reduced in 2014 to $25 million. On June 9, 2015, Vencore terminated its delayed draw term loan of $25 million and transferred $9.6 million to its borrowings under the First Lien after the settlement of the contingent liability in the amount of $9.6 million on the QNA SSG acquisition.

Borrowings under the First Lien bear interest at a rate equal to the Eurodollar base rate, as defined in the credit agreement (with a minimum of 1%), plus an applicable margin of 4.75%. The term loan is scheduled to be repaid in 8 remaining quarterly installments of $1.4 million with the balance due on November 23, 2019. The term loan is subject to mandatory prepayment requirements as follows: (i) if any indebtedness shall be issued or incurred by Vencore OpCo, any of its parent companies and their respective subsidiaries (defined as “Group Member” below), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied promptly toward the prepayment of the term loan; (ii) if on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof, such Net Cash Proceeds shall be applied promptly toward the prepayment of the term loan; and (iii) if for any fiscal year of Vencore OpCo commencing with the fiscal year ending December 31, 2017, there shall be Excess Cash Flow (“ECF”), Vencore OpCo shall apply the ECF percentage of such Excess Cash Flow toward the prepayment of the term loan. Payments resulting from the annual ECF requirement are due no later than five business days after the earlier of (i) the date on which the financial statements of Vencore OpCo are required to be delivered to the lenders and (ii) the date such financial statements are actually delivered. At December 31, 2016, the current portion of $5.8 million represented the principal payments due in 2017. In April 2016, Vencore OpCo made a $5.8 million ECF payment. No payments were due to the lenders in 2017 with respect to the annual ECF requirement for the year ended December 31, 2016 based on the First Lien agreement. Since the excess cash flow requirement is based on annual cash flow, it is not possible to estimate the amount, if any, that would become payable in subsequent years, subject to any submission in advance of the quarter ending deadlines.

On May 23, 2014 Vencore and Vencore OpCo entered into a second lien credit facility with UBS which included an original term loan of $115 million due on May 23, 2020. Pursuant to an amendment on June 17, 2016 (as amended, the “Second Lien”), Vencore increased the term loan by $129.2 million. Borrowings under the Second Lien bear interest at a rate equal to the Eurodollar base rate, as defined in the credit agreement (with a minimum of 1%), plus an applicable margin of 8.75%, and are repaid on a quarterly basis. The Second Lien is secured by substantially all of the Vencore’s assets. The obligations of Vencore OpCo under the Second Lien are guaranteed by Vencore and each of Vencore OpCo’s subsidiaries (other than foreign subsidiaries, subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries and certain other subsidiaries). The term loan is subject to mandatory prepayment requirements as follows: (i) if any indebtedness shall be issued or incurred by Vencore OpCo, any of its parent companies and their respective subsidiaries (defined as “Group

Member” below), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied promptly toward the prepayment of the term loan; (ii) if on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof, such Net Cash Proceeds shall be applied promptly toward the prepayment of the term loan; and (iii) if for any fiscal year of Vencore OpCo commencing with the fiscal year ending December 31, 2017, there shall be excess cash flow (“ECF”), Vencore OpCo shall apply the ECF percentage of such excess cash flow toward the prepayment of the term loan. Payments resulting from the annual ECF requirement are due no later than five business days after the earlier of (i) the date on the which the financial statements of Vencore OpCo are required to be delivered to the lenders and (ii) the date such financial statements are actually delivered. No payments are due to the lenders in 2017 with respect to the annual ECF requirement for the year ended December 31, 2016 based on the Second Lien agreement.

In 2016, Vencore paid fees of $21.4 million to lenders and third parties to amend the original first lien and second lien credit agreements and to retire the Senior Subordinated Notes. Out of the $21.4 million, $4.8 million was expensed in the period, $0.9 million was added to the deferred financing fees balance and the remaining $15.7 million was added to the loan discount. The deferred financing fees and loan discount are being amortized over the remaining term of the debt using the effective interest rate method.

Vencore has pledged substantially all of its assets as collateral under the First Lien and Second Lien agreements. They are guaranteed, jointly and severally, by all existing and future domestic subsidiaries. The First Lien and Second Lien agreements contain a number of covenants that, among other things, limit or restrict the ability of us and our restricted subsidiaries to: (1) dispose of certain assets; (2) incur, permit or guarantee certain additional indebtedness; (3) enter into a new line of business; (4) make certain investments; (5) incur or maintain certain liens; (6) pay or modify certain terms of certain debt instruments; (7) enter into swap agreements; (8) enter into agreements containing negative pledge clauses; (9) permit restrictions on a restricted subsidiary’s ability to pay dividends, make intercompany loans or otherwise transfer assets to us or any of our restricted subsidiaries; (10) engage in certain transactions with affiliates; (11) engage in mergers or the sale of substantially all of our or our subsidiaries’ assets; (12) pay dividends or make other restricted payments; and (13) make capital expenditures. The full balance of accumulated deficit is restricted. The First Lien agreement also contains a financial covenant for the benefit of the revolving credit facility lenders that requires us to maintain a maximum first lien net leverage ratio (as defined in the First Lien agreement) when utilization of the revolving credit facility exceeds 30% of the total aggregate revolving credit facility commitments. As of December 31, 2016, Vencore was in compliance with the required consolidated net leverage ratio (as defined in the First Lien and Second Lien agreements) of 6.50:1:00. Events of default under the credit agreements include, among other things, failure to make applicable principal or interest payments when they are due, breach of certain covenants and representations or change in control. At the occurrence of such an event, the administrative agent, at the request of the lenders, may terminate the commitments and declare the outstanding principal and accrued interest thereon and all fees and other obligations to be due and payable and exercise other rights and remedies provided for in the First and Second Lien agreements. Vencore is not currently in default under any of its loan provisions under the First and Second Lien agreements.

Senior Subordinated Notes

In November 2010, Vencore and Vencore OpCo completed an offering of $175 million principal amount of 11.5% senior subordinated notes due November 22, 2017 (the “Senior Subordinated Notes”). Interest accrued at the fixed rate of 11.5% and was paid quarterly. The notes were unsecured obligations of Vencore and were subordinated to all existing and future senior loans including borrowings under the First and Second Liens. The Senior Subordinated Notes were guaranteed, jointly and severally, by all existing and future domestic subsidiaries. In May 2014, Vencore amended its Senior Subordinated Notes agreement and extended the maturity date to November 22, 2020 as part of the UBS debt refinancing. The Senior Subordinated Notes holders were paid 2.25 basis points, or $3.9 million, as an amendment fee, and this amount was added to the deferred financing fees balance. On June 17, 2016, Vencore paid off the outstanding Senior Subordinated Notes balance of

$175 million with the loan proceeds from the UBS debt refinancing. The debt repayment met the requirements of and was treated as an extinguishment for accounting purposes. Accordingly, associated unamortized deferred financing fees and an unamortized discount of $3.2 million and $2.2 million, respectively, as well as a loan breakage fee of $1.7 million, were recorded as debt extinguishment expenses in the accompanying combined statements of operations.

Interest Rate Swap on Variable-Rate Term Loan under Senior Secured Credit Facility

In July 2014, Vencore, through Vencore OpCo, entered into an interest rate swap agreement with an effective date of July 24, 2014 and a maturity date of June 30, 2018 with Royal Bank of Canada on a notional amount of $175 million to eliminate the variability of cash flows due to fluctuations in LIBOR interest rates. Under the terms of the swap agreement, Vencore OpCo exchanged its floating LIBOR interest rate for a fixed interest rate of 2.45% for a period of four years. In September 2016, Vencore OpCo amended its existing swap agreement which lowered the fixed interest rate to 1.325% from September 30, 2016 through June 30, 2017, and then 2.27% from June 30, 2017 through May 26, 2020. The amendment resulted in a new maturity date of May 23, 2020.

The swap was in a liability position of $4.4 million as of December 31, 2015, as stated on our combined balance sheets, with $2.2 million recorded in other current liabilities (“Note 11—Other Current Liabilities”) and $2.2 million recorded in other long-term liabilities (“Note 12—Other Long-term Liabilities”). The swap was in a liability position of $2 million as of December 31, 2016, as stated on our consolidated balance sheets with $0.7 million recorded in other current liabilities (“Note 11—Other Current Liabilities”) and $1.3 million recorded in other long-term liabilities (“Note 12—Other Long-term Liabilities”). The swap was in a liability position of $2.2 million as of September 29, 2017, as stated on our combined balance sheets, with $1.2 million in other current liabilities (“Note 11—other Current Liabilities) and $1 million recorded in other long-term liabilities (“Note 12—Other Long-term Liabilities”). We recorded an expense of $0.1 million and $0.1 million, and income of $2.4 million in connection with the swap for the years ended December 31, 2014, 2015 and 2016, respectively, which is included in the interest expense line item in our combined statements of operations. We recorded income of ($0.4) million and expense of $0.2 million in connection with the swap for the nine months ended September 30, 2016 and September 29, 2017, respectively. Interest payments are classified as operating activities in the combined statement of cash flows.

Cortland First Lien

On April 18, 2017, Keypoint entered into the First Lien Credit Facility with a syndicate of lenders providing for the $215 million First Lien Term Loan and the $15 million Revolving Credit Facility. The First Lien Term Loan and the Revolving Credit Facility have maturity dates of April 18, 2024 and April 18, 2022, respectively. The First Lien (Amended) was borrowed to help fund the retirement of the UBS Term Loan dated October 31, 2014 and to pay cash dividends in the amount of $102.7 million.

Interest rates under the First Lien Credit Facility are based, at Keypoint’s election, on a Eurodollar rate, subject to an interest rate floor of 1%, plus an applicable margin of 6.0%. The term loan is scheduled to be repaid in 8 quarterly installments of 1.25% of the original principal amount of the term loan and the remaining 19 quarterly installments of 2.5% of the original principal amount of the term loan with the balance due April 18, 2024. Proceeds are subject to mandatory prepayment if (i) any Indebtedness shall be issued or incurred by Keypoint, Keypoint OpCo or any of its restricted subsidiaries (defined as “Group Member” below) (excluding other than any Credit Agreement Refinancing Indebtedness), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied promptly; (ii) on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof, such Net Cash Proceeds shall be applied promptly; (iii) for any Excess Cash Flow Period, there shall be Excess Cash Flow, the Borrower shall, on the relevant Excess Cash Flow Application Date, apply the ECF Percentage of such Excess Cash Flow toward the prepayment of the Term Loans, pursuant to the terms of the agreement. As of

September 29, 2017, Keypoint does not expect to have a required excess cash flow payment related to 2017, and was in compliance with the Consolidated Net Leverage ratio of 5.25:1:00.

UBS/B1 Term Loan Dated October 31, 2014

On November 13, 2012, Keypoint entered into a Credit Agreement in the gross amount of $150 million and a revolving credit facility for borrowings up to $10 million. The Credit Agreement matures on November 13, 2017 and has interest at a rate of 5.0% plus the highest of: 1) base rate as established by the Administrative Agent, 2) federal funds rate plus 0.5%, 3) one month LIBOR rate plus 1% or 4) 2.25% per annum. On October 31, 2014 the Credit Agreement was amended to increase the principal amount by adding $22 million to the then existing debt. The base interest rate was increased from 5% to 5.5% for both the term loan and the revolving credit facility.

At September 30, 2017, there was no amounts outstanding on the UBS Term Loan dated November 13, 2012 and amended October 31, 2014, and the related revolver with a maturity of November 13, 2017. The outstanding balance of $109.2 million on the UBS Term Loan was repaid in full on April 18, 2017 using a portion of the proceeds from the new $215 million First Lien Term Loan. In conjunction with the repayment of the UBS Term Loan, Keypoint recognized a $1.9 million loss on early extinguishment related to the unamortized deferred financing costs and discount on the UBS Term Loan in “Debt extinguishment costs” in the combined statement of operations. Keypoint accounted for the debt refinancing in accordance with ASC 470-50, Modifications and Extinguishments.

19. Postretirement Plans

Defined Contribution Plans

The Company sponsors defined contribution plans for specific employees, which consists of a 401(k) plan and a profit sharing feature that covers substantially all employees and complies with Section 401 of the Internal Revenue Code. Participants may make voluntary contributions to the plan up to the maximum amount allowable by law. The Company will match eligible employee contributions to the plan in accordance with the plan documents. The Company’s contribution expense for the years ended December 31, 2014, 2015 and 2016 were $12.5 million, $14.2 million, and $21.9 million, respectively. The Company’s contribution expense for the nine months ended September 30, 2016 and September 29, 2017 were $16 million and $16.7 million, respectively. The Company’s profit sharing contribution expense for the years ended December 31, 2014, 2015 and 2016 were $1.7 million, $1.1 million and $1.1 million, respectively. The Company’s profit sharing contribution expense for the nine months ended September 30, 2016 and September 29, 2017 were $0.8 million and $0.7 million, respectively.

The increase in 401K contributions was due to the increase in Vencore’s match as a result of changes made to the Vencore’s benefit plans in 2016. Vencore used $0.6 million and $0.4 million from the plan forfeiture account to fund its contribution for the years ended December 31, 2015 and 2016, respectively. With the adoption of the Pension Preservation Plus (“PPP”) effective May 1, 2014, Vencore ceased profit sharing to employees of The SI Corporation. Employees who are excluded from receiving a profit sharing contribution are those employees first hired, rehired or transferred to a Lockheed Martin Corporation “employing company” that participated in the Lockheed Martin Corporation Salaried Employee Retirement Program before January 1, 2006. The cessation of matching and profit sharing contributions did not impact employees of our subsidiary Vencore Labs, Inc. (“Vencore Labs”). Employees of Vencore Labs maintained their benefits under Vencore Labs’ current retirement plan in 2015 and 2016.

Defined Benefit Pension Plans and Retiree Medical and Life Insurance Plans

The Company maintains and administers a defined benefit pension plan and provides certain health care benefits to eligible retirees under the retiree health and welfare plan. We will make contributions to a trust constituting a Voluntary Employees’ Beneficiary Association (“VEBA”) established to pay future benefits to eligible retirees and dependents. The Company also sponsors a nonqualified defined benefit pension plan to provide for benefits in excess of qualified plan limits. We use December 31 as the measurement date. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates.

Amendments to Postretirement Plans

In addition to ceasing profit sharing for certain employees, Vencore also amended its defined benefit plan effective May 1, 2014 as part of the PPP. Participants began accruing retirement benefits according to a new account-based formula linked to pensionable income, age and years of service. The retirement benefits included both a pension plan account managed by the Company and a 401(k) plan with accounts managed by employees. All current legacy SI employees, as well as new hires, began to participate in PPP effective May 1, 2014. Employees of the Company’s legacy ACS and legacy QNA SSG subsidiaries maintained their benefits under the previous retirement plans. In 2016, we paid $0.2 million for interest accrued on the PPP balance in 2015.

Effective January 1, 2016, Vencore announced further changes to its pension and defined contribution plans. Vencore decided to commit to defined contribution plans as its primary retirement vehicle and increased the Company match contributions from 3% in 2015 to 5% in 2016. Keypoint’s 401K plan still remained at 3%. In addition, the Vencore, Inc., Vencore Services and Solutions and Vencore Labs defined contribution plans were merged during 2016. Also, the retirement plan benefits as part of the PPP were reduced to $100 per participant per year starting in 2016, and no new hires as of 2016 will be eligible for the PPP. As a result, the defined benefit plan service cost declined from $10 million during the year ended December 31, 2015 to $0.1 million during the year ended December 31, 2016.

On June 30, 2016, Vencore received a liquidation notice from Blackrock Financial Management (“BFM”), an investment manager of certain of Vencore’s postretirement benefit plan assets. BFM liquidated the BlackRock Appreciation Fund IV (the “Fund”) in 2017 and Vencore received $4.5 million distributions to the Qualified Defined Benefit Pension Plan with $0.4 million remaining balance to be received in 2018. This investment was designated a level 3 hedge in our pension plan assets and had $4.8 million value for the year ended December 31, 2016. In light of the Fund’s liquidation, no subscriptions for participating shares in the Fund will be accepted and redemptions of participating shares in the Fund will be suspended.

Benefit Obligations and Funded Status

The following provides a reconciliation of the funded status of our defined benefit plans and other postretirement medical plan (in thousands):

	Qualified Defined Benefit Pension Plan		Retiree Medical Plan		Nonqualified Defined Benefit Pension Plan
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016	2015	2016
Change in benefit obligation
Benefit obligation at the beginning of the year	$477,984	$469,769	$16,857	$15,432	$10,699	$9,981
Service cost	9,954	115	226	160	216	—
Interest cost	20,326	18,057	656	517	429	380
Participants’ contributions	—	—	614	699	—	—
Benefits paid	(16,377)	(13,887)	(873)	(939)	(598)	(368)
Actuarial (gains) losses	(22,118)	11,574	(2,048)	(981)	(765)	469
Amendments, settlements and curtailments	—	(18,845)	—	(2,401)	—	(2,215)

Projected benefit obligation at end of year	$469,769	$466,783	$15,432	$12,487	$9,981	$8,247

Change in plan assets
Fair value of plan assets at beginning of year	$416,304	$395,220	$11,212	$11,420	$—	$—
Actual return on plan assets	(4,707)	30,439	20	654	—	—
Benefits paid	(16,377)	(13,887)	(714)	(693)	—	—
Employer contributions	—	—	447	340	—	—
Plan participants’ contributions	—	—	558	619	—	—
Settlement accounting	—	(18,845)	—	—	—	—

Fair value of plan assets at end of year	395,220	392,927	11,523	12,340	— (a)	— (a)
Claims payable from VEBA	—	—	(103)	(166)	—	—
Fair value of plan assets at end of year adjusted for claims payable	395,220	392,927	11,420	12,174	—	—

Unfunded status of the plans	$74,549	$73,856	$4,012	$313	$9,981	$8,247

Amounts recognized in the balance sheet
Current postretirement benefit liabilities(b)	—	—	—	—	(512)	(452)
Noncurrent postretirement benefit liabilities	—	—	(4,012)	(313)	(9,469)	(7,795)
Noncurrent pension liabilities	(74,549)	(73,856)	—	—	—	—
Accumulated other comprehensive income (pretax) related to:
Net actuarial (gains) losses	65,937	67,684	(2,224)	(3,180)	(1,059)	(494)
Prior service (credit) cost	(35,389)	(30,575)	—	(2,401)	(9)	(9)

(a)	As of December 31, 2015 and 2016, the Company had assets of $4.4 million and $2.8 million, respectively, related to the nonqualified defined benefit plans held within a rabbi trust. Therefore, they represent assets of the Company and are not offset against the projected benefit obligations. These assets are recorded in other long-term assets in our combined balance sheets.
(b)	These current liabilities are recorded in other current liabilities in our combined balance sheets as of December 31, 2015 and 2016.

The qualified defined benefit pension plan was amended to provide an offer to terminated vested participants during the period from September 19, 2016 to October 28, 2016 to elect a lump sum payment. The lump sum of $18.8 million was paid on December 1, 2016 and the liability on the balance sheet was reduced accordingly.

The unrecognized amounts recorded in accumulated other comprehensive (loss) income subsequently will be recognized as an expense consistent with our historical accounting policy for amortizing those amounts. Actuarial gains and losses incurred in future periods and not recognized as expense in those periods will be recognized as increases or decreases in other comprehensive (loss) income, net of tax. As they are subsequently recognized as a component of expense, the amounts recorded in other comprehensive (loss) income in prior periods are adjusted.

The following postretirement benefit plan amounts were included as adjustments to other comprehensive (loss) income, net of tax, during the years ended December 31, 2014, 2015, 2016 and the nine months ended September 30, 2016 and September 29, 2017. The amounts relate primarily to our qualified defined benefit plan. The amounts listed under “Realized but Not Recognized” reflect (a) actuarial losses or gains due to differences between actual experience and the actuarial assumptions, which occurred during 2014, 2015, 2016, and nine months ending September 30, 2016 and September 29, 2017 and were recognized as a component of other comprehensive (loss) income at the end of the year, and (b) prior service cost or credit due to plan amendments (amounts in thousands):

	Year Ended December 31,			Nine Months Ended (Unaudited)
	2014	2015	2016	September 30, 2016	September 29, 2017
Realized but not recognized
Actuarial losses and (gains)	$72,699	$9,724	$2,813	$—	$—
Prior Service cost/(Credit)	(45,057)	—	(2,401)	—	—
Recognition of previously deferred amounts
Actuarial gains and (losses)	221	(1,685)	(1,979)	(1,911)	(1,914)
Prior Service Credit	$4,763	$4,763	$4,815	$3,612	$3,882

The Company expects $1.9 million of actuarial gains and losses related to the qualified and nonqualified defined benefit pension plans included in accumulated other comprehensive income at the end of 2016 to be recognized in net pension costs during 2017. The unrecognized actuarial gains and losses related to the retiree medical plan included in accumulated other comprehensive loss at the end of 2016 are not expected to be recognized in the net pension costs during 2017. The actuarial gains and (losses) and prior service costs/(credit) from previously deferred amounts are recorded in the Other, net line within the combined statements of operations.

Net Pension and Postretirement Benefit Costs

The net pension cost and the net postretirement benefit cost included the following components (in thousands):

	Year Ended December 31,			Nine Months Ended (Unaudited)
	2014	2015	2016	September 30, 2016	September 29, 2017
Qualified defined benefit pension plan
Service cost	$9,528	$9,953	$115	$75	$75
Interest cost	20,195	20,326	18,057	15,963	13,428
Expected return on plan assets	(28,497)	(29,425)	(25,011)	(18,717)	(18,624)
Amortization of net loss/(gain)	(4,815)	1,686	2,188	1,920	2,100
Amortization of prior service (credit)	—	(4,815)	(4,815)	(3,612)	(3,613)
Amendments, settlements and curtailments expense	—	—	2,733	—	—

Total net pension expense	$(3,589)	$(2,275)	$(6,733)	$(4,371)	$(6,634)

Retiree medical plan
Service cost	$235	$226	$160	$135	$104
Interest cost	740	656	517	513	327
Expected return on plan assets	(524)	(542)	(473)	(357)	(378)
Amortization of net (gain)/loss	(3)	—	(206)	—	(183)
Amortization of prior service cost	—	—	—	—	(264)

Total net pension expense	$448	$340	$(2)	$291	$(394)

Nonqualified defined benefit pension plans
Service cost	$96	$216	$—	$—	$—
Interest cost	441	429	380	340	243
Settlement and curtailment expense	—	—	(92)	—	—
Amortization of net (gain)/loss	(219)	(1)	(4)	(9)	(3)
Amortization of prior service cost	52	52	—	—	(6)

Total net pension expense	$370	$696	$284	$331	$234

Actuarial Assumptions

The actuarial assumptions used to determine the benefit obligations at December 31, 2015 and 2016 related to our postretirement benefit plans were as follows:

	As of December 31,
	2015	2016
Defined benefit pension plans
Discount rate	4.66%	4.48%
Rate of Compensation increase	2.5%	—
Retiree medical plan
Discount Rate	4.53%	4.31%

The rate of increase in future compensation levels is not applicable to the retiree medical plan. The actuarial assumptions used to determine the net expense related to our postretirement benefit plans in 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
Defined benefit pension plans
Discount rate	4.26%	4.67%
Expected long-term rate of return on assets (a)	7.25%	6.50%
Rate of increase in future compensation levels (b)	2.50%	—
Retiree medical plan
Discount rate	4.15%	4.54%
Expected long-term rate of return on assets	7.25%	6.50%

(a)	The expected long-term rate of return on assets does not apply to the nonqualified defined benefit pension plans as they are unfunded.
(b)	For 2016, pension benefits no longer accrued in the defined benefit plan but instead were based on a flat rate of $25 per participant per quarter.

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested or to be invested to provide for the benefits included in the benefit obligations. That assumption is based on several factors including historical market index returns, the anticipated long-term asset allocation of plan assets, the historical return data, plan expenses, and the potential to outperform market index returns. For the year ended December 31, 2015, the Company used an expected long-term rate of return assumption of 7.25% for its defined benefit pension plan and retiree medical plan. For the year ended December 31, 2016, the Company used an expected long-term rate of return assumption of 6.50% for its defined and retiree plans. This expected rate of return reflects the asset allocation of the plans, and is based primarily on broad, publicly traded equity and fixed income indices and forward-looking estimates of active portfolio and investment management.

The rate of increase in future compensation levels is not applicable to the retiree medical plan. The medical trend assumption is not applicable as the Company provided retiree health benefits are capped over and under age 65.

Beginning in 2016, the Company adopted the full yield curve approach to determining the interest cost component of net periodic benefit expense. Historically, this component was determined by utilizing a single weighted-average discount rate based on a yield curve used to measure the benefit obligation at the beginning of the period. In 2016, we elected to utilize a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between the projected cash flows to the corresponding spot rates along the yield curve. This change had no impact on pension and other postretirement benefit liabilities. In 2016, the interest cost was reduced by $3.6 million.

Plan Assets

The Company has the fiduciary responsibility for making investment decisions related to the assets of our postretirement benefit plans. The objectives for the assets of the defined benefit pension and retiree medical plans are (1) to minimize the net present value of expected funding contributions; (2) to ensure there is a high probability that each plan meets or exceeds our actuarial long-term rate of return assumptions; and (3) to diversify assets to minimize the risk of large losses. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives.

Investment policies and strategies governing the assets of the plans are designed to achieve investment objectives within prudent risk parameters. Risk management practices include the use of external investment managers; the maintenance of a portfolio diversified by asset class, investment approach, and security holdings; and the maintenance of sufficient liquidity to meet benefit obligations as they come due.

Pursuant to the investment policies established during 2014, the following asset allocations have been established and will be utilized for the qualified defined benefit pension plan assets in future years:

	Target Allocation 2017	Actual Allocation 2016
Asset Class
Cash	2.5%	3.0%
Equity Securities	30.0	31.0
Fixed Income	22.5	—
Debt Securities	—	15.0
Real estate	10.0	5.0
Other	35.0	46.0

Contributions and Expected Benefit Payments

We generally determine funding requirements for our defined benefit pension plans in a manner consistent with the Employee Retirement Income Security Act of 1974 (“ERISA”). During the years ended December 31, 2015 and 2016, no contributions were made to our qualified defined benefit pension plan and no contributions are expected to be required in 2017 for this plan.

The following benefit payments, which reflect expected future service and receipts, are expected to be paid or received in the next five years and thereafter. The payments for the retiree medical plan are shown net of estimated employee contributions for the respective years. Under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, the U.S. Government makes subsidy payments to eligible employers to offset the cost of prescription drug benefits provided to plan participants. No subsidy payments were received during the years ended December 31, 2015 and 2016 and no subsidy payments are expected to be received in the future (in thousands):

	Qualified Pension Benefits	Retiree Medical Payments	Nonqualified Pension Benefits
2017	$20,642	$522	$452
2018	21,112	554	430
2019	21,157	603	446
2020	22,296	665	442
2021	22,923	712	449
Years 2022—2026	131,808	4,094	2,571

Fair Value Measurements

The rules related to accounting for postretirement benefit plans under U.S. GAAP require certain fair value disclosures related to postretirement benefit plan assets, even though those assets are not included on our combined balance sheets. The following table presents the fair value of the assets (in thousands) of our plans by asset category and their level within the fair value hierarchy, which has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets, Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs. Certain other investments are measured at fair value using their NAV per share and do not have readily determined values and are thus not subject to leveling in the fair value hierarchy. The NAV is the total value of the fund divided by the number of shares outstanding (in thousands):

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments measured at fair value
Cash and Cash Equivalents	$20,228	$—	$—	$20,228
Equity Funds	2	12,848	—	12,850
Fixed income	—	19,797	—	19,797
Real Estate Funds	—	—	24,732	24,732

Total investments measured at fair value	$20,230	$32,645	$24,732	$77,607

Investments measured at NAV
Cash and Cash Equivalents				$1,243
Equity Funds				97,529
Fixed income				93,901
Corporate Funds				3,490
Hedge Funds				137,368

Total investments measured at NAV				$333,531

Total investments				$411,138

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments measured at fair value
Cash and cash equivalents	$12,043	$—	$—	$12,043
Equity funds	19,390	—	—	19,390
Fixed income	19	22,364	—	22,383
Real estate funds	—	—	47,102	47,102
Hedge funds	—	—	33,878	33,878

Total investments measured at fair value	$31,452	$22,364	$80,980	$134,796

Investments measured at NAV
Cash and cash equivalents				$1,544
Equity funds				111,225
Fixed income				41,607
Corporate funds				1,500
Hedge funds				117,346

Total investments measured at NAV				$273,222

Total investments				$408,018

The following table illustrates our Level 3 reconciliation (in thousands):

2015 Fair Value Measurement Using Significant Unobservable Inputs (Level 3)

	Balance at January 1, 2015	Actual Return on Plan Assets	Purchases, Sales, and settlements Net	Balance at December 31, 2015
Real Estate Funds	$21,883	$2,849	$—	$24,732
	$21,883	$2,849	$—	$24,732

2016 Fair Value Measurement Using Significant Unobservable Inputs (Level 3)

	Balance at January 1, 2016	Actual Return on Plan Assets	Purchases, Sales, and settlements Net	Balance at December 31, 2016
Real Estate Funds	$24,732	$2,370	$20,000	$47,102
Hedge Funds	23,194	882	9,802	33,878

	$47,926	$3,252	$29,802	$80,980

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

The equity funds, fixed income and corporate funds categorized as Level 1 are traded on active exchanges and are valued at their closing prices on the last trading day of the year.

The equity, fixed income and hedge funds categorized as Level 2 are hedge funds that have a concentration of investments in international equities.

The real estate and hedge funds categorized as Level 3 are valued using NAV and nominal methods based on valuation models that include significant unobservable inputs and cannot be corroborated using verifiable observable market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity. If a change in Level 3 inputs occur, the resulting amount might result in a significantly higher or lower fair value measurement. Valuations for hedge funds are valued by independent administrators. Depending on the nature of the assets, the general partners or independent administrators use both the income and market approaches in their models. The market approach consists of analyzing market transactions for comparable assets while the income approach uses earnings or the net present value of estimated future cash flows adjusted for liquidity and other risk factors. Investments in hedge funds have no discernible concentration in nature of risk.

Comprehensive (Loss) Income

Comprehensive (loss) income and its components are presented in the Combined Statements of Comprehensive Loss. Accumulated other comprehensive (loss) income consisted of the following as of December 31, 2015 and 2016 and as of September 29, 2017 (in thousands):

	Year Ended December 31, 2015
	Before Tax Amount	Tax Expense		Net of Tax Amount
Pension and other postretirement benefit plans
Unrecognized losses	$(27,776)	$(28,664	)(1)	$(56,440)
Available for sale securities:
Unrecognized gains	550	24	(1)	574

	$(27,226)	$(28,640)		$(55,866)

	Year Ended December 31, 2016
	Before Tax Amount	Tax Expense		Net of Tax Amount
Pension and other postretirement benefit plans
Unrecognized losses	$(31,025)	$(28,615	)(1)	$(59,640)
Available for sale securities:
Unrecognized gains	919	24	(1)	895

	$(30,106)	$(28,639)		$(58,745)

	Nine Months Ended September 29, 2017 (Unaudited)
	Before Tax Amount	Tax Expense	Net of Tax Amount
Pension and other postretirement benefit plans
Unrecognized losses	$(32,993)	$(28,615)	$(61,609)
Available for sale securities:
Unrecognized gains	1,318	(24)	1,294

	$(31,675)	$(28,639)	$(60,314)

(1)	Due to inter-period allocation and the Company’s full valuation allowance, 2015 and 2016 amounts are presented in gross.

20. Commitments and Contingencies

Capital Leases

Capitalized lease liabilities represent obligations due under capital leases for the use of equipment. The gross amounts of assets recorded under capital leases was $0.4 million with accumulated amortization of $0.2 million as of December 31, 2015, $1.7 million with accumulated amortization of $0.5 million as of December 31, 2016, and $2.8 million with accumulated amortization of $1.1 million as of September 29, 2017. As of December 31, 2015, the Company reported $0.1 million in other current liabilities and $0.1 million in other long-term liabilities. As of December 31, 2016, the Company reported $0.6 million in other current liabilities and $0.6 million in other long-term liabilities. As of September 29, 2017, the Company reported $0.8 million in other current liabilities and $0.9 million in other long-term liabilities.

The future minimum lease payments required to be made under the capital leases as of December 31, 2016 are as follows (in thousands):

Years ending December 31,
2017	$711
2018	412
2019	130
2020	24
2021	11
2022 and thereafter	—

Total payments	1288
Less amount representing interest and executory costs	(111)

Present value of future lease payments	$1,177
Current portion	639
Net of current portion	$538

The future minimum lease payments required to be made under the capital leases as of September 29, 2017 are as follows (in thousands):

Years ending December 31,
2017	$224
2018	885
2019	604
2020	234
2021	11
2022 and thereafter	—

Total payments	1,958
Less amount representing interest	(110)
Executory costs	(152)

Present value of future lease payments	$1,696
Current portion	759
Net of current portion	$937

The amortization expense recorded for capital leases was $0.1 million, $0.1 million and $0.5 million for the years ended December 31, 2014, 2015 and 2016, respectively. The amortization expense recorded for capital leases was $0.2 million and $0.6 million for the nine months ended September 30, 2016 and September 29, 2017, respectively.

Operating Leases

The Company has operating leases for certain facilities. Rent expense was approximately $29.5 million, $33.1 million, and $30.2 million for the years ended December 31, 2014, 2015 and 2016, respectively. Rent expense was approximately $22.8 million and $20.5 million for the nine months ended September 30, 2016 and September 29, 2017, respectively. The Company also recognized sublease income under operating leases in the amount $1.9 million, $2.4 million and $2.8 million for the years ended December 31, 2014, 2015 and 2016, respectively. Sublease income under operating leases was recognized in the amount of $2.1 million for the nine months ended September 30, 2016 and September 29, 2017.

Minimum future lease payments as of December 31, 2016 for all operating leases were as follows (in thousands):

	Lease Payments	Sublease Income	Net Lease Payment
Years ending December 31,
2017	$27,435	$2,140	$25,295
2018	22,071	1,592	20,479
2019	21,157	1,173	19,984
2020	19,459	854	18,605
2021	6,960	—	6,960
Thereafter	6,220	—	6,220

Minimum future lease payments as of September 29, 2017 for all operating leases were as follows (in thousands):

	Lease Payments	Sublease Income	Net Lease Payment
Years ending December 31,
2017	$6,308	$643	$5,665
2018	25,249	2,199	23,050
2019	24,923	1,770	23,153
2020	23,141	1,313	21,828
2021	10,790	—	10,790
Thereafter	10,653	—	10,653

Other

From time to time, the Company may be subject to various litigation and related matters arising in the ordinary course of business. The Company does not believe it is currently subject to any material matters where there is at least a reasonable possibility that a material loss may be incurred.

In accordance with applicable accounting guidance, the Company establishes an accrued liability when loss contingencies are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability and record a corresponding amount of litigation-related expense. The Company expenses professional fees associated with litigation claims and assessments as incurred.

OPM Data Breach Litigation

Keypoint has been named as a defendant in a consolidated action in the U.S. District Court for the District of Columbia related to one or more cyberattacks against OPM announced in June 2015. The action claims, among other things, that OPM violated the Privacy Act of 1974 and the Administrative Procedure Act, and that Keypoint was negligent in protecting its own systems against a cyberattack that allegedly facilitated the OPM breach. The plaintiffs purport to seek monetary damages, unspecified equitable relief, and a declaration that KeyPoint must implement certain cybersecurity measures.

Keypoint believes these claims are without merit, and intends to defend the action. Given the current stage of these matters, the range of potential loss is not probable or estimable and no accrual has been recognized as of September 29, 2017 or December 31, 2016.

In addition to the matters described above, the Company is subject to routine legal proceedings in the ordinary course of business. The Company does not believe it is currently subject to any material matters where there is at least a reasonable possibility that a material loss may be incurred.

21. Share-based Compensation

Class B/B-1 Awards

Vencore issued membership interests to members of management from an LLC holding company in two stock based compensation plans. The two plans are the Class B and Class B-1 shares. Vencore determined that the plans should be liability classified based on the facts and circumstances noted below.

In accordance with ASC 718-10-15-4, as the interests were granted by the holding company, two levels above the reporting entity, the instruments that fall within the scope of ASC 718 should be accounted for by the company as stock-based compensation, and should be recorded as compensation cost and a corresponding liability in the company’s financial statements.

Total Class B/B-1 Membership Interests authorized for issuance represent up to 7.4% of the aggregate Membership Interests in The SI Organization Holdings LLC. The Class B/B-1 Membership Interests are subject to a vesting schedule, under which vesting occurs in increments of 20% on each annual anniversary of the initial grant date. Ownership with respect to the Class B/B-1 Membership Interests becomes fully vested on the fifth anniversary of the initial grant date. Any unvested portion of Class B/B-1 Membership Interests reverts to The SI Organization Holdings LLC in the event of forfeiture or reduction in accordance with the terms of the amended and restated limited liability company operating agreement of The SI Organization Holdings LLC. The Class B and B-1 shares are also subject to a performance condition which will be satisfied upon a change in control, upon which all awards will be fully vested.

Class B/B-1 Membership Interests have no exercise price and are not subject to expiration. Pursuant to the terms of the amended and restated limited liability company operating agreement of The SI Organization Holdings LLC, the holders of Class B/B-1 Membership Interests are entitled to receive their respective proportional interest of all distributions made by The SI Organization Holdings LLC, provided the holders of Class A Membership Interests have received an 8.0% per annum rate of return on their invested capital. During 2015, certain members of the Company’s management were granted Class B-1 Membership Interests in The SI Organization Holdings LLC. At December 31, 2015 and 2016, the aggregate outstanding individual grants of Class B/B-1 Membership Interests represented approximately 6.03%, and 5.55% respectively, of the Membership Interests in The SI Organization Holdings LLC. The holders of the Class B and B-1 shares may retain ownership upon termination of employment but the ownership is not transferrable except upon death of the holder.

As of December 31, 2014, 2015 and 2016, the non-vested portion of Class B/B-1 membership interests represent 51%, 46% and 25%, respectively. As of September 29, 2017 the non-vested portion of Class B/B-1 membership interests represents 30%.

Incentive Bonus Awards

As of December 31, 2016, Vencore had share-based compensation awards outstanding under the 2010 Incentive Bonus Plan, pursuant to The SI Organization Holdings LLC’s limited liability company agreement. Management has concluded that the incentive bonus awards are cash settled but based on the value of the entity and therefore should be classified as liability share-based payment awards for purposes of accounting for stock based compensation under the guidance in ASC 718.

Under the terms of Vencore’s Incentive Bonus Plan, phantom equity awards are granted to employees, directors and consultants. These awards are subject to a vesting schedule, under which vesting occurs in increments of 20% on each annual anniversary of the initial grant date. The awards vest ratably over a 5 year period beginning on the employees’ hire date; however, vesting is accelerated upon a change in control. Ownership with respect to the phantom equity awards becomes fully vested on the fifth anniversary of the initial grant date. In June and October of 2015 and March of 2016, certain members of the Vencore’s management were granted phantom equity awards and at December 31, 2015 and 2016, the aggregate outstanding individual grants of phantom equity awards were equivalent to approximately 0.62% of Class B-1 Membership Interests in The SI Organization Holdings LLC.

Vencore recorded compensation expense (income) of $2.1 million, $4 million, ($0.2) million, $1.6 million and ($1.5) million for the years ended December 31, 2014, 2015, 2016, and nine months ended September 30, 2016 and September 29, 2017 respectively. We recorded the corresponding liability of $6.8 million in other long-term liabilities as of December 31, 2015 and $6.6 million and $5.1 million in accrued compensation and benefits as of December 31, 2016 and September 29, 2017, respectively, on our combined balance sheets. The change in presentation relates to a change in assumption of estimated time to liquidity from 3 years to 1 year. The fair value of the awards as of December 31, 2015 and 2016 was $10.9 million and $8.2 million, respectively. The fair value of the awards as of September 29, 2017 was $7 million. There were awards forfeited in 2015 and 2016, but these forfeitures have no impact on the total liability. The compensation expense related to the Membership Interests is not deductible for tax purposes.

Keypoint has incentive bonus awards program. These awards are an interest percentage and allow the recipient to participate in the appreciation over the valuation of Keypoint specified in the employees’ grant letter multiplied by the recipient’s interest percentage. The recipient has no right to any payment other than upon a change in control. Since a change in control of Keypoint (i.e., a liquidity event) is one of the conditions to vesting of the awards, no compensation expense is recognized on these units until occurrence of the liquidity event. Upon the occurrence of a change in control, Keypoint will revalue the awards and will recognize expense for them at that time. Keypoint has evaluated the awards and deemed them to be a liability classified with no fair value recorded as of December 31, 2016 and as of September 29, 2017.

22. Related Party Transactions

Vencore pays an annual management fee to certain equity owners equal to the greater of $2 million or 3% of its Consolidated EBITDA, as defined in its First Lien and Second Lien agreements. Vencore paid $3.5 million in each of 2014 and 2015 related to the annual management fee obligation. Prior to 2016, the annual management fee was not to exceed $3.5 million; however with the amendment of the original first lien and second lien credit agreements in June 2016, this cap was removed. See “Note 18—Long-term Debt and Interest Rate Swap” for additional information on the debt refinancing transaction. Vencore’s obligation for 2016 was $3.7 million, of which $2 million was paid as of March 31, 2017 and the remainder was paid on May 24, 2017. Keypoint paid $1 million as financial and operational advisory fees to certain equity owners during 2014, 2015, 2016 and 2017. During the nine months ended September 30, 2017, Keypoint paid $2.5 million to certain equity owners for support related to the $215 million term loan financing.

In 2014, Vencore paid $4.1 million to certain equity owners for support related to merger and acquisition and debt restructuring activities. In 2015, Vencore paid $0.5 million to certain equity owners for other services. In 2016, Vencore paid $3 million to certain equity owners for support related to debt restructuring.

Certain members of Vencore’s management and certain members of the Strategic Advisory Board of Vencore and the Board of Managers of The SI Organization Holdings LLC were granted Class B Membership Interests in The SI Organization Holdings LLC, the sole shareholder of Vencore Holding Corp. The SI Organization Holdings LLC conducts no operations and was established solely for the purpose of holding equity in Vencore, Inc. through its ownership of Vencore Holding Corp.

Additionally, two of Vencore’s equity owners, TCW/Crescent Mezzanine, LLC (whose affiliates collectively own 3% of the Class A Membership Interests in The SI Organization Holdings LLC) and DLJ

Investment Partners (whose affiliates collectively own 1% of the Class A Membership Interests in The SI Organization Holdings LLC) each held a portion of Vencore’s $175 million aggregate principal amount of 11.5% senior subordinated notes (see “Note 17—Long-term Debt and Interest Rate Swap”), which were extinguished during the year ended December 31, 2016.

Two members of Vencore’s Strategic Advisory Board were affiliated with companies that provide consulting services to the Company. Payments to those companies amounted to $0.6 million during 2014 and $40,000 during 2015. Of those amounts, the Chertoff Group (affiliated with Charles Allen) received $20,000 and $0.5 million during 2014 and 2015, respectively. JKH Consulting (affiliated with Jeffrey Harris) received $49,500 and $20,000 during 2014 and 2015, respectively.

Members of the Board of Managers of The SI Organization Holdings LLC received $50,000, $37,000, $22,500, and $27,500 of fees for service on that Board during 2014, 2015, 2016, and nine months ended September 29, 2017, respectively.

Truven Health Analytics, which was previously controlled by Veritas Capital, provides contract labor to Vencore. Payments to Truven Health Analytics amounted to $0.1 million, $0.2 million, and $0.1 million during 2014, 2015, and 2016, respectively.

23. Subsequent Events

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, a move from a worldwide tax system to a territorial system, as well as other changes. As a result of enactment of the legislation, the remeasurement of certain deferred tax assets and liabilities is anticipated to be material. Vencore continues to evaluate the impact the new legislation will have on the Combined Financial Statements. However, as the assessment is ongoing, Vencore is not able to quantify the impact on the Combined Financial Statements at this time.

On October 11, 2017, The Company, announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ultra SC Inc., a Nevada corporation and a direct, wholly owned Subsidiary of DXC (“Ultra SpinCo”), Ultra First VMS Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Ultra SpinCo (“Vencore Merger Corp”), Ultra Second VMS LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Ultra SpinCo (“Vencore Merger LLC”), Ultra KMS Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Ultra SpinCo (“KeyPoint Merger Sub”), Vencore, KeyPoint, The SI Organization Holdings LLC, a Delaware limited liability company, and KGS Holding LLC, a Delaware limited liability company.

The Merger Agreement provides that, at closing, KeyPoint Merger Sub will merge with and into KeyPoint (the “KeyPoint Merger”), with KeyPoint surviving the KeyPoint Merger, and concurrently Vencore Merger Corp will merge with and into Vencore (the “First Vencore Merger”), with Vencore surviving the First Vencore Merger, and immediately after the KeyPoint Merger and First Vencore Merger, Vencore will merge with and into Vencore Merger LLC (the “Second Vencore Merger” and, together with the KeyPoint Merger and the First Vencore Merger, the “Mergers”), with Vencore Merger LLC surviving the Second Vencore Merger.

At the effective time of the KeyPoint Merger, all of the outstanding shares of KeyPoint common stock will be converted into the right to receive, in the aggregate, merger consideration consisting of shares of Ultra SpinCo common stock representing approximately 2.65% of the total number of shares of Ultra SpinCo common stock outstanding (on a fully diluted basis) immediately after the effective time of the Mergers.

At the effective time of the First Vencore Merger, all of the outstanding shares of Vencore common stock will be automatically converted into the right to receive, in the aggregate, merger consideration consisting of (i)

$400 million in cash and (ii) shares of Ultra SpinCo common stock representing approximately 11.38% of the total number of shares of Ultra SpinCo common stock outstanding (on a fully diluted basis) immediately after the effective time of the Mergers.

The consummation of the Mergers is subject to certain customary and other conditions, including (i) the completion of the Separation of Ultra SpinCo from DXC, the payment of the Distribution Consideration, and the completion of the Distribution to DXC, (ii) the expiration of the applicable waiting period under the HSR Act, (iii) the effectiveness of the registration statement to be filed with the SEC and the approval for listing on the NYSE or the NASDAQ Global Market of the shares of Ultra SpinCo common stock to be issued in the Distribution, (iv) the accuracy of the parties’ representations and warranties and the performance of their respective covenants contained in the Merger Agreement, and (v) receipt of an opinion from DXC counsel that the Distribution should qualify as a tax-free spin-off.

The Merger Agreement contains customary and other representations, warranties and covenants, including a covenant for DXC and Ultra SpinCo to use reasonable best efforts to consummate and make effective the Separation and payment of the Distribution Consideration (each as defined in the Merger Agreement) contemplated by the Distribution Agreement in accordance with its terms prior to October 1, 2018.

Subsequent events have been evaluated through February 8, 2018, the date these financial statements were issued or were available to be issued.